Form 20-F
period 2025-12-31
Grupo Aeromexico, S.A.B. de C.V.
filed 2026-04-30
CIK 1561861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number:
001-42931

Grupo Aeroméxico, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Aeromexico Group
(Translation of Registrant’s name into English)
Mexico
(Jurisdiction of incorporation or organization)
Avenida Paseo de la Reforma 243, 25
th
Floor
Col. Cuauhtémoc, Cuauhtémoc 06500
Mexico City, Mexico
(Address of principal executive offices)
Ernesto Gómez Pombo
Telephone: +52 (55) 9132 4000
Email: egomezpo@aeromexico.com
Avenida Paseo de la Reforma 243, 25
th
Floor
Col. Cuauhtémoc, Cuauhtémoc 06500
Mexico City, Mexico
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten common shares, no par value	AERO	New York Stock Exchange
Common shares, no par value	AERO	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,459,034,090 common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated
filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the fi na
ncial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

(i)

(ii)

(iii)

INTRODUCTORY NOTE

In this annual report, we use the term “Grupo Aeroméxico” to refer to Grupo Aeroméxico, S.A.B. de C.V., “Aeroméxico” to refer to Aerovías de México, S.A. de C.V. and “Aeroméxico Connect” to refer to Aerolitoral, S.A. de C.V. Unless otherwise indicated, or the context otherwise requires, the terms “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Grupo Aeroméxico, together with Aeroméxico and Aeroméxico Connect, and the respective subsidiaries, properties and assets that we own or operate.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to U.S. dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican pesos, the legal currency of Mexico. Amounts converted to pesos are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. Amounts presented in this annual report may not add up due to rounding.

All references in this annual report to the “Commission” or the “SEC” are to the United States Securities and Exchange Commission, to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended, and to the “Securities Act” are to the U.S. Securities Act of 1933, as amended.

All references to “Mexico” are to the United Mexican States, to the “Mexican Central Bank” are to the National Central Bank of Mexico (Banco de México), to the “CNBV” are to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), to the “RNV” are to Mexican National Securities Registry (Registro Nacional de Valores) and to the “BMV” are to the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

With respect to our business and operations, all references to:

“Aeroméxico Cargo” means Aerovías Empresa de Cargo, S.A. de C.V.

“Aeroméxico Rewards” means the frequent flyer program managed and operated by PLM, formerly known as Club Premier.

“Aeroméxico Rewards Points” means the points that the members of our loyalty program, Aeroméxico Rewards, earn in connection with the purchase of air tickets and other goods and services.

“Aeroméxico Servicios” means Administradora Especializada en Negocios, S.A. de C.V., Estrategias Especializadas de Negocios, S.A. de C.V. and Sistemas Integrados de Soporte Terrestre en México, S.A. de C.V.

“Aeroméxico Sistemas Integrados” means Sistemas Integrados de Soporte Terrestre en México, S.A. de C.V.

“Aeromexpress” means Aeromexpress, S.A. de C.V.

“Aeronaves” means Aeronaves de México, S.A. de C.V.

“AFAC” means the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil).

“Aimia” means Aimia Inc.

“Aircraft utilization rate” means the number of hours during which an aircraft was effectively flying per operation day.

“Airports Law” means the Mexican Airports Law (Ley de Aeropuertos).

“AM BD” means AM BD GP JV, S. A. P. I. de C. V.

“AM Formación” means AM Formación Interna, S.A. de C.V.

“ASA” means the Airport and Auxiliary Services (Aeropuertos y Servicios Auxiliares), a Mexican governmental agency.

“ASM” means Available Seat Mile, a unit used by airlines to measure capacity, which consists of the number of seats available for passengers, regardless of whether occupied, multiplied by the number of miles flown by the aircraft carrying those seats.

“ASPA” means the Aviation Pilots Union of Mexico (Asociación Sindical de Pilotos Aviadores de México).

“ASSA” means the Flight Attendant Union of Mexico (Asociación Sindical de Sobrecargos de Aviación de México).

“ATS Act” means the U.S. Aviation and Transportation Security Act.

“Average stage length” means the average distance the aircraft is flown.

“B737-700-NG” means the Boeing 737-700-NG aircraft.

“B737-800-NG” means the Boeing 737-800-NG aircraft.

“B737-8 MAX” means the Boeing 737-8 MAX aircraft.

“B737-9 MAX” means the Boeing 737-9 MAX aircraft.

“B787-8” means the Boeing 787-8 aircraft.

“B787-9” means the Boeing 787-9 aircraft.

“Boeing 737” means the Boeing 737 aircraft family, of which we have B737-800-NG, B737-8 MAX and B737-9 MAX in our fleet.

“Boeing 737 MAX” means the Boeing 737 MAX aircraft, of which we have B737-8 MAX and B737-9 MAX in our fleet.

“Boeing 737-NG” means the Boeing 737-NG aircraft, of which we have B737-800-NG in our fleet.

“Boeing 787 Dreamliner” means the Boeing 787 aircraft family, of which we have B787-8 and B787-9 aircraft in our fleet.

“BSPO” means Baupost Group, LLC, Silver Point Capital, LP and Oaktree Capital Management, LP, collectively.

“CASM” means Cost per ASM, which consists of total operating expenses (excluding restructuring expenses, other income (loss) and share of loss (gain) on equity accounted investees) divided by ASM in respect of a certain period.

“CASM ex-fuel” means CASM excluding fuel cost.

“Club Premier” means our former frequent flyer program, currently known as Aeroméxico Rewards.

“CNA” means the Mexican National Antitrust Commission (Comisión Nacional Antimonopolio), formerly Comisión Federal de Competencia Económica, or “COFECE”.

“Code sharing” refers to the relationship between two or more airlines pursuant to which one airline places its designator code on a flight operated by another airline and sells tickets for such flight, even though it is not the operator thereof.

“Completion factor” means the number of scheduled flights operated divided by the number of scheduled flights.

“CORSIA” means the Carbon Offsetting Reduction Scheme for International Aviation.

“Delta” means Delta Air Lines, Inc. (NYSE: DAL).

“DGIE” means the Mexican General Directorate of Foreign Investment (Dirección General de Inversión Extranjera).

“DGIE Regulatory Approval” means the official communication dated March 12, 2024, provided to the Company on March 22, 2024, pursuant to which the DGIE approved that the Company amend its bylaws to become a public variable capital company.

“DIP” means debtor in possession.

“DOT” means the U.S. Department of Transportation.

“E190” means the Embraer 190 aircraft.

“FAA” means the U.S. Federal Aviation Administration.

“FASM” means fuel expenses per ASM, which consists of jet fuel operating expenses divided by ASM in respect of a certain period.

“FSC” means full service carrier.

“GDS” means the global distribution system, which is used to manage and sell an airline’s available capacity inventory. The GDS may also be used to manage ancillary products.

“General Provisions” means the General Provisions Applicable to Issuers and Other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), issued by the CNBV.

“Hub” means a station or terminal that is the distribution center of passengers and coordinates the schedules of multiple flights and facilitates connections.

“IASA” means the International Aviation Safety Assessment.

“IATA” means the International Air Transportation Association.

“ICAO” means the International Civil Aviation Organization.

“IMF” means the International Monetary Fund.

“Independencia” means the Mexican Union of Airline, Transportation and Related Services Workers (Sindicato Nacional de Trabajadores al Servicio de las Líneas Aéreas, Transportes, Servicios, Similares y Conexos).

“Indeval” means S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.

“INEGI” means the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).

“INPC” means the National Consumer Price Index of Mexico (Índice Nacional de Precios al Consumidor).

“IOSA” means the IATA Operational Safety Audit.

“IRS” means the U.S. Internal Revenue Service.

“JCA” means the Joint Cooperation Agreement between Grupo Aeroméxico and Delta, dated as of March 27, 2015, and approved by CNA and DOT in 2017, as amended.

“LATAM” means LATAM Airlines Group S.A., together with its subsidiaries.

“LCC” means low-cost carrier.

“LGSM” means the Mexican General Corporations Law (Ley General de Sociedades Mercantiles).

“LMV” means the Mexican Securities Market Law (Ley del Mercado de Valores).

“Load factor” means RPMs, as defined below, divided by ASMs and expressed as a percentage.

“Major European international FSCs” means International Airlines Group, Air France-KLM and Deutsche Lufthansa AG.

“MEBC” means Mantenimiento y Equipo de Baja California, S.A. de C.V.

“MERCO” means Corporate Reputation Monitor (Monitor Empresarial de Reputación Corporativa).

“MEX” means the Benito Juárez Mexico City International Airport, which is under concession to Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.

“Mexican Aeronautical Registry Regulation” means the rules and regulation of the Mexican Aeronautical Registry (Reglamento del Registro Aeronáutico Mexicano).

“MRO” means Maintenance, Repair and Overhaul.

“MRO Holdings” means MRO Holdings, Inc.

“MRO Mexico” means Mexico MRO Management, S. de R.L de C.V., a subsidiary of MRO Holdings.

“NLU” means the Felipe Ángeles International Airport, located in Mexico City.

“NPS” means Net Promoter Score. For clarification purposes, we calculate NPS through a bottom-up study, which consists of a personalized questionnaire to our customers about their experience in connection with our services, and a top-down study, which consists of a market analysis by an external consultant through blind and standardized surveys at MEX designed to identify our market position in relation to our competitors.

“PEMEX” means Petróleos Mexicanos and its subsidiaries.

“PLM” means PLM Premier, S.A.P.I. de C.V. (previously known as Premier Loyalty & Marketing, S.A.P.I. de C.V.), which is a subsidiary of Grupo Aeroméxico.

“PRASM” means Passenger Revenue per ASM, which consists of total passenger revenue divided by total ASMs during a certain period.

“PROFECO” means the Mexican Federal Consumer Protection Prosecution Office (Procuraduría Federal del Consumidor).

“PROFEPA” means the Mexican Federal Environmental Protection Office (Procuraduría Federal de Protección al Ambiente).

“RASM” means Revenue per ASM, which consists of total revenue divided by total ASMs during a certain period.

“Revenue premium” means the difference in unit revenue between the product offered by us and other Mexican airlines due to brand recognition, service quality and schedule options, among other product differentiators. Revenue premium can be measured by comparing RASM among carriers.

“RPM” means Revenue Passenger Mile, which consists of the number of transported passengers multiplied by the number of miles traveled by the passengers during a certain period.

“SAF” means sustainable aviation fuel.

“SEMARNAT” means the Mexican Ministry of Environmental and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales).

“SICT” means the Ministry of Infrastructure, Communications and Transportation of Mexico (Secretaría de Infraestructura, Comunicaciones y Transportes).

“SNTTTASS” means the National Union of Workers in Transport, Transformation, Aviation, Services and Related Industries (Sindicato Nacional de Trabajadores de Transportes, Transformación, Aviación, Servicios y Similares).

“SkyTeam” means the international global SkyTeam alliance. As of the date of this annual report, SkyTeam is composed of 18 airlines, including Aeroméxico.

“SLA” means stage-length adjusted.

“Slot” means the landing and take-off time assigned by an airport’s management.

“SOFR” means the Secured Overnight Financing Rate.

“STIA” means the Aeronautics and Similar Services Union of Mexico (Sindicato de Trabajadores de la Industria Aeronáutica, Similares y Conexos de la República Mexicana).

“TechOps MX” means AM DL MRO JV, S. A. P. I. de C. V.

“TIIE” means the Mexican Interbank Equilibrium Interest Rate of Mexico (Tasa de Interés Interbancaria de Equilibrio).

“TSA” means the U.S. Transportation Security Administration.

“ULCC” means ultra low-cost carrier.

“Upgauging” means an airline industry technique to increase capacity by replacing smaller aircraft with larger aircraft.

“U.S. legacy carriers” means Delta, American Airlines Group Inc. and United Airlines Holdings, Inc.

“USMCA” means the United States-Mexico-Canada Agreement.

“VFR” means the visiting friends and relatives travel category.

“World Fuel” means World Fuel Services, Inc.

“Yield” means the average amount of revenue received per paying passenger flown one mile, which we calculate as total passenger revenue divided by RPM for the relevant period.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This annual report includes our historical audited consolidated financial statements as of December 31, 2025, 2024 and 2023, and for the years ended December 31, 2025, 2024 and 2023, and the respective notes thereto, included elsewhere in this annual report, or our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standard Board (“IASB”).

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to U.S. dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican pesos, the legal currency of Mexico. Amounts converted to pesos are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. Amounts presented in this annual report may not add up due to rounding.

Basis of Presentation

Our audited consolidated financial statements have been prepared in accordance with IFRS. The designation IFRS includes all accounting standards issued by the IASB and related interpretations issued by the International Financial Reporting Interpretations Committee. Under the General Provisions and our bylaws, our shareholders may modify the audited consolidated financial statements after they are issued.

Currency and Rounding

We use the dollar as the presentation currency for our audited consolidated financial statements, which is also our functional currency.

We believe that the use of the dollar as our presentation currency facilitates the analysis of our results and financial condition by a wide range of users. Furthermore, we believe that the use of the dollar as our presentation currency improves the comparability of our financial information with other international companies that commonly report in dollars.

All financial information presented in dollars has been rounded to the nearest million, except when otherwise indicated.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide, and percentages may not precisely reflect the absolute figures. The exchange rate of the peso against the U.S. dollar, as of December 31, 2025, was Ps. 17.9667 per $1.00, according to the Mexican Central Bank.

Other Key Financial and Operating Metrics

Certain parts of this annual report contain our key financial and operating metrics. The definitions of such measures are set out in the Introductory Note in this annual report.

MARKET AND INDUSTRY DATA

This annual report includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources.

Certain information in this annual report is derived from independent industry publications, third-party studies and surveys, as listed below:

•	AFAC data is derived from:

•	AFAC’s Aviation Statistics by On-Flight Origin Destination, or OFOD, Scheduled Domestic Service (Estadística Operacional Origen-Destino en Servicio Regular Nacional), for December 31, 2025;

•	AFAC’s Aviation Statistics by OFOD Scheduled International Service (Estadística Operacional Origen-Destino en Servicio Regular Internacional), for December 31, 2025;

•	AFAC’s National Fleet Statistics (Estadísticas de Flota Aérea Nacional), for the first quarter of 2025;

•	aviation market data, published by Cirium Diio MiTM, or Diio, as of December 31, 2025;

•	Central Intelligence Agency, Mexico’s population median age data, as of 2024;

•

Chilean Air Transport Authority (Junta de Aeronáutica Civil) domestic and international passenger data (tráfico nacional total por operadores y tráfico internacional por operadores), as of December 31, 2024;

•	“Crude oil prices fell in 2025 amid oversupply” publication by U.S. Energy Information Administration, or EIA, of January 5, 2026;

•	Government of Canada Air Passenger Traffic and Canadian Airports database, as of December 31, 2024;

•	IMF data is derived from:

•	the IMF’s Financial Access Survey, or FAS, as of April 2026;

•	the IMF World Economic Outlook, inflation rate, average consumer prices data and estimates, as of April 2026;

•	the IMF World Economic Outlook, population data and estimates, as of April 2026; and

•	the IMF World Economic Outlook, real GDP growth, as of April 2026;

•	INEGI data is derived from:

•	the population and housing census (Censo de Población y Vivienda) for 2020;

•	GDP database (Producto Interno Bruto Trimestral—Por Actividad Económica), as of December 31, 2024;

•	inflation database (Índice Nacional de Precios al Consumidor), as of June, 2025;

•	the national survey of household income and expenditure (Encuesta Nacional de Ingresos y Gastos de Hogares), or ENIGH, as of June 30, 2025;

•	unemployment database (Empleo y Ocupación—Tasa de Desocupación), as of January 31, 2025; and

•	population age group breakdown (Encuesta Nacional de Ocupación y Empleo), as of December 31, 2024;

•	International Energy Agency, Oil Market Report, dated as of October 14, 2025;

•	Mexican Central Bank data is derived from:

•	the exchange rate database (Portal del Mercado Cambiario), published by the Economic Information System (Sistema de Información Económica) of the Mexican Central Bank;

•	“Oil Prices post 3% annual decline, slipping for second year in a row” publication by Reuters, of December 31, 2024;

•	TSA checkpoint travel numbers (current year versus prior year(s)/same weekday), as of December 31, 2024;

•	the World Bank Open Data, World Development Indicators, Air transport, passengers carried, as of February 2024; and

•	“U.S. jet fuel consumption growth slows after air travel recovers from pandemic slowdown,” publication by EIA of August 26, 2025.

Unless specified otherwise, information concerning population and demographics has been obtained from the IMF World Economic Outlook, as of April 2026; and information about CASM, CASM ex-fuel, RASM, number of loyalty program members and fleet age of other carriers has been obtained from public filings and publications of other airlines.

Although we believe that this data and information is reliable, we have not independently verified it. In presenting market share estimates in certain cases, we have estimated the size of the market on the basis of the published information. We believe this method is reasonable, but the results have not been verified by any independent source. Certain other information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this annual report are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data.

In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and “Cautionary Note about Forward-Looking Statements and Risk Factor Summary.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. We cannot guarantee the accuracy or completeness of this information; we have not independently verified any third-party information; and data from our internal research has not been verified by any independent source. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically described in this annual report, does not constitute a portion of this annual report and is not incorporated herein, and any websites are an inactive textual reference only.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos, copyrights and trade names referred to in this annual report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, logos, copyrights and trade names. This annual report contains additional trademarks, service marks, logos, copyrights and trade names of others, which are the property of their respective owners. All trademarks, service marks, logos, copyrights and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, logos, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This annual report contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” and “Item 4. Information on the Company—B. Business Overview.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should read the discussion and analysis of our financial condition and results of operations under the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this annual report include, but are not limited to, statements about the following, which also summarizes some of our most principal risks:

•	external risks, including health threats (such as the COVID-19 pandemic), accidents, global instability, security breaches, terrorism and natural disasters;

•	lower demand for air travel, including business travel, due to seasonality changes in customer behavior and economic conditions in Mexico or markets where we operate;

•	higher costs due to (i) high jet fuel prices due to low fuel availability and fuel market volatility, (ii) increase in maintenance costs, and (iii) airport operation fees;

•	our capacity to fulfill our fixed obligations, or to obtain financing for long-term leases or aircraft purchases, may be limited;

•	we may be unable to retain and attract key personnel, particularly qualified pilots and we depend on our labor relations with our employees and the unions that represent them;

•	we rely on few aircraft manufacturers and are susceptible to issues that affect these suppliers;

•

we depend on our main hub, MEX, and we are affected by airport operation issues such as air traffic disruptions, slot availability, airport service providers, and terms and conditions of airport operating agreements;

•	we may be unable to maintain and renew our permits and concessions;

•

we rely on the continuity of our partnerships with Delta and our capacity to maintain or enter into new alliances and partnerships. If the United States Court of Appeals for the Eleventh Circuit’s stay of the DOT’s Final Order is overturned, we will become subject to the compliance and regulatory risks associated with making the transition out of the provisions of the JCA;

•

we are subject to decisions by government authorities in Mexico, the United States and other countries where we operate that could affect our operations, such as the imposition of tariffs that affect passenger travel, cargo transportation or the import of supplies and spare parts or new regulatory requirements, restrictions, visa requirements, sanctions against Mexican entities, fare regulations, aircraft seizures, customer protection mandates, and environmental law;

•	we are subject to the imposition of new procedural requirements imposed by the DOT under the current U.S. administration;

•	we are subject to currency fluctuations, especially the devaluation and depreciation of the peso, high inflation and high interest rates;

•

Mexican law precludes non-Mexican control of our company, limiting the voting power and the number of shares that can be held by non-Mexican investors. In addition, foreign ownership and change of control restrictions under Mexican law, reflected in our bylaws, may make it difficult and costly for a third party to pursue a tender offer or other takeover attempt resulting in a change of control;

•

we may be required to amend our bylaws to implement corporate governance and other mechanisms designed to ensure that Mexican investors retain control of our company, and the rights of ADS holders may be modified to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law;

•	our status as a public company may increase our costs and disrupt the operation of our business;

•	as a foreign private issuer, or FPI, we have different disclosure obligations as compared to United States companies, and we rely on exemptions from the NYSE corporate governance standards; and

•	risks related to other factors discussed under “Item 3. Key Information—D. Risk Factors” in this annual report.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this annual report. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors.”

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	RISK FACTORS

Investing in our common shares, including in the form of American Depositary Shares, or ADSs, involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price and value of our common shares and the ADSs could decline due to any of these risks, and you may lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. You should carefully review the “Cautionary Statement Regarding Forward-Looking Statements and Risk Factor Summary.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report.

Risks Related to Our Business

The airline industry is subject to external risks, including the outbreak of contagious diseases, security breaches, terrorism and natural disasters.

Our operations may be adversely affected by unforeseen events, including public health threats (such as the COVID-19 pandemic and other health crises, such as dengue and zika epidemics and influenza outbreaks), terrorism, wars, national and international conflicts and natural disasters (including earthquakes, tsunamis, volcanic eruptions and hurricanes). For instance, we were significantly adversely affected by the COVID-19 pandemic, as it significantly reduced the demand for our services. As a result, we filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code on June 30, 2020.

Security breaches, including but not limited to terrorist attacks or unauthorized drone activity and laser interference, have adversely affected the airline industry by increasing insurance and safety procedure costs, causing airport closures, flight cancellations and flight delays. Conflicts in regions where we operate or that affect the airspace we use may negatively impact our operations. For example, due to the ongoing conflict between Russia and Ukraine and related international sanctions, we suspended all commercial arrangements with Aeroflot, including our code share agreement, reciprocal loyalty program benefits, interline sales, and lounge access. These were our only commercial operations related to Russia. We also temporarily discontinued our direct flights to Seoul, South Korea in 2022, as the route passed through Russian airspace. We resumed service in the third quarter of 2024 using an alternative route that avoids Russian airspace, requiring a layover and refueling stop. Unauthorized drone activity and laser strikes near airports present growing security threats to commercial aviation. Drones operating in restricted airspace can cause near-misses or collisions, particularly during takeoff and landing, while laser strikes can impair pilot vision and compromise flight safety. These incidents can lead to operational disruptions, financial loss, and potential injury. Although authorities have introduced measures to address these risks, enforcement remains difficult, and we have limited control over such external threats. A serious incident could result in increased regulation, litigation, reputational harm, and higher operating costs.

In addition, natural disasters, such as earthquakes, wildfires, volcano eruptions, severe storms and hurricanes, can lead to damage, interruptions or closures of the airport facilities where we operate, causing flight delays or cancellations or other interruptions of our operations, adversely affecting us. Many regions of Mexico are prone to earthquakes and exposed to volcanic eruptions hazards. Popocatépetl, Mexico’s most active volcano, has been erupting for decades about 45 miles southeast of Mexico City. The spread of volcanic ashes near MEX and other airports where we fly can lead to delays, cancellation of flights and closures. In February 2024, for example, airlines operating out of MEX cancelled 22 domestic and international flights to carry out safety checks after planes encountered ash from the Popocatépetl volcano while flying toward Mexico City. An earthquake of sufficient severity could also lead to damage or closures at airports where we operate, causing us to suspend or delay operations, which would negatively impact our business, financial condition and results of operations.

The airline industry is particularly sensitive to changes in economic conditions.

Economic conditions, including circumstances beyond our control, may affect the airline industry and our business. These circumstances include:

•	changes and volatility in general economic conditions, including the severity and duration of any downturn in Mexico, the United States or global economy and financial markets;

•	changes in consumer confidence, preferences, perceptions, spending patterns or demographic trends, including any increased preference for low-fare carriers, during less favorable economic periods;

•	higher levels of unemployment and varying levels of disposable or discretionary income;

•	health emergencies, pandemics and concerns with safety;

•	high inflation rates or interest rates;

•	exchange rate volatility and high fuel prices; and

•	uncertainty arising from changes in government policies, such as the imposition of tariffs, travel restrictions, or more burdensome entry and visa requirements.

These factors can adversely affect our results of operations and financial condition, our ability to obtain financing on acceptable terms and our liquidity generally. Current unfavorable general economic conditions may reduce spending for business, leisure and VFR business travel. For many travelers, air transportation is a discretionary purchase that they may eliminate in difficult economic times. Unfavorable economic conditions could not be offset by our ability to raise prices to counteract increased fuel, labor or other costs, which could result in a material adverse effect on our business, results of operations and financial condition.

The airline industry may be negatively impacted by the imposition of tariffs under the current U.S. administration.

The imposition of tariffs and ongoing trade tensions between the United States and Mexico may adversely affect our operations, increase our costs, and negatively impact demand for our services. For example, in June 2025, the U.S. administration reinstated and expanded tariffs on various imported goods from Mexico, including tariffs of up to 50% on steel and aluminum imports to the United States. In February 2026, the U.S. Supreme Court overturned certain U.S. tariffs, including tariffs that affected Mexico. Currently, the direction of U.S.-Mexico trade relations remains uncertain and subject to change, and no comprehensive trade agreements between the United States and Mexico have been announced.

Steel and aluminum are key raw materials used in the manufacture and maintenance of commercial aircraft. Increases in tariffs on these and other aviation-related goods may result in higher costs for aircraft manufacturing, parts procurement, and maintenance services. These increased costs could affect our cost structure, particularly in connection with aircraft and spare parts sourced from international manufacturers such as Boeing and other U.S.-based suppliers. Supply chain disruptions, component shortages, and delivery delays – arising from elevated costs or retaliatory trade measures – may impair our ability to maintain, repair, or expand our fleet on a timely or cost-efficient basis.

Furthermore, continued trade tensions or retaliatory tariffs imposed against the United States by the Mexican government or other foreign jurisdictions could result in additional cost pressures or trade barriers affecting international air travel. These developments could negatively influence consumer behavior, reduce cross-border travel demand, and lead to a decline in passenger volumes, particularly on routes between Mexico and the United States.

Increased operating costs, potential delays in fleet expansion or renewal, and reduced demand resulting from heightened geopolitical and economic uncertainty could adversely affect our ability to offer competitive fares, maintain our market position, and achieve or sustain profitability, which could, in turn, have a material adverse effect on our business, financial condition, and results of operations.

U.S. administration actions, including FinCEN orders against Mexican financial institutions, sanctions on certain Mexican criminal organizations and individuals, and the imposition of visa-related fees, could adversely affect our operations, financial performance, and reputation.

On June 25, 2025, FinCEN, under authorities granted by the Fentanyl Sanctions Act and the FEND Off Fentanyl Act, issued orders designating certain Mexican financial institutions CIBanco, S.A., Institución de Banca Multiple, or CIBanco, Intercam Banco S.A., Institución de Banca Múltiple, or Intercam, and Vector Casa de Bolsa, S.A. de C.V., or Vector, as institutions of primary money laundering concern in connection with illicit opioid trafficking. These orders prohibit U.S. “covered financial institutions” from engaging in any transmittals of funds to or from these entities.

Although we are not a covered financial institution, we nonetheless took prompt corrective action with respect to our fiduciary arrangements with CIBanco, which acted as trustee of our variable compensation plan trusts and a management and source of payment trust agreement established in connection with our senior revolving credit facility. We have replaced CIBanco as trustee with reputable Mexican financial institutions, and successfully completed the substitution of our relevant trust arrangements during the first quarter of 2026. For further information see “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation for Board Members and Officers and Variable Compensation Plan for Officers” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Revolving Credit Facility.”

In addition, during 2025 OFAC issued a series of sanctions targeting various Mexican criminal organizations and individuals. These sanctions may indirectly impact the broader Mexican economy and, by extension, our operations. Furthermore, while we are not a direct target of these sanctions, there remains uncertainty about whether future measures could extend, directly or indirectly, to companies in sectors such as infrastructure, transportation, logistics, or mining, especially if they are found to have dealings with designated individuals or entities.

Despite not being subject to the FINCEN orders or the sanctions described above, the broader economic and reputational fallout of the U.S. administration’s actions could negatively impact investor confidence, constrain financing options for Mexican companies, and heighten compliance and due diligence requirements when transacting with U.S. or international counterparties.

Additionally, in July 2025, the U.S. government enacted the One Big Beautiful Bill Act, introducing a new visa integrity fee of $250, which applies to most visa categories, including tourist, business, student, and work visas. This fee is in addition to existing visa charges, may be refundable under strict conditions, and is subject to annual inflation adjustments starting fiscal year 2026. As of the date of this annual report, this fee has not been largely enforced. Were this fee to be implemented, it could significantly raise the cost and burden of U.S. travel for many Mexican travelers. Given that a material portion of our international passenger revenue is derived from travel between Mexico and the United States, any measure that reduces the accessibility or attractiveness of travel to the United States may adversely affect demand for our services, resulting in lower load factors, yield pressure, and reduced profitability on our U.S.-bound routes.

We may be negatively impacted by the imposition of new procedural requirements or other regulatory actions imposed by the DOT under the current U.S. administration.

On July 19, 2025, the DOT issued an order under 14 CFR Part 213 requiring certain Mexican air carriers, including us, to submit detailed existing schedules and to file proposed schedules for combination and all-cargo services to and from the United States. According to the DOT, this action was taken in response to measures by the Mexican government that allegedly impair the operating rights of U.S. carriers under the U.S.-Mexico Air Transport Agreement. As a result, we were required to submit detailed information for existing services, including routes, frequencies, and aircraft types, by July 29, 2025, and are now required to file proposed schedules for any new or modified services at least 30 days before commencement. We have complied with the requirement to file existing schedules and intend to adhere to future filing requirements.

On October 28, 2025, the DOT issued new orders in connection with its ongoing review of aviation relations between the United States and Mexico. One of these orders disapproved certain existing and proposed scheduled services of Mexican air carriers to the United States. In addition, the DOT issued a tentative order proposing to restrict the transportation of cargo on combination passenger services between Mexico City and the United States, which is subject to further administrative proceedings and would not become effective unless and until a final order is issued. The Company is currently analyzing the potential operational and financial impacts of these regulatory actions. As of the date of this annual report, no material impacts have been determined.

The imposition of these orders, any further DOT regulatory actions, including the restriction, modification, or suspension of schedules operated by Mexican carriers, or any DOT determination that any of our routes adversely affect competition or runs contrary to the public interest could materially and adversely affect our ability to maintain or expand services in the U.S. market, and could have a material impact on our business, results of operations, and financial condition.

Changes in U.S. national security, drug enforcement and immigration and border policies could adversely affect passenger traffic to and from Mexico.

The results of presidential and congressional action in the U.S. could result in significant changes in, and uncertainty with respect to, national security, drug enforcement, immigration and border policies. Immigration reform, especially with respect to Mexico and the U.S.’s national security, continues to attract significant attention in the public arena and U.S. Congress. If new federal immigration legislation is enacted such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the U.S. In addition, new immigration, border and trade legislation could lead to uncertain economic conditions in Mexico that may affect leisure or business travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on demand for our services, resulting in lower load factors, yield pressure, and reduced profitability on our U.S.-bound routes.

We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted.

We participate in several strategic alliances and other commercial relationships, including with Delta and our SkyTeam partners. We also have commercial relationships in the form of code sharing partnerships with each of LATAM, GOL Linhas Aéreas, El Al Israel Airlines, Japan Airlines and WestJet. These alliances and relationships strengthen our operations through code sharing and by allowing us to provide an expanded suite of services to our customers, including additional flight options, access to new destinations, better itineraries, and access to exclusive airport lounges. These agreements also permit participation in our Aeroméxico Rewards loyalty program while flying on itineraries operated by these other airlines. The dissolution, termination or substantive revision of any of our alliances and other commercial relationships with other airlines, our inability to obtain authorization from the relevant authorities to expand or renew these relationships or other adverse changes in government enforcement policies may substantially impair our competitive position and have an adverse material effect on our business, financial condition and operational results.

In addition, the success of the SkyTeam alliance depends on strategic actions and plans of all alliance members. As members of the alliance, we are subject to some decisions that could negatively affect our expected results, including certain changes in flight schedules or specific changes to loyalty programs. For example, our JCA with Delta imposes contractual restrictions that may prevent us from entering into certain types of partnerships with some other airlines. These restrictions could limit our capacity to enter into partnerships that otherwise could be beneficial to our business.

Our JCA with Delta, and the antitrust immunity we have been granted by DOT in connection therewith, has for the last ten years been of strategic significance to us because it allowed us to coordinate pricing, networks and scheduling, among other commercial activities, on Mexico-U.S. routes with Delta, ensuring that we are able to provide coherent and seamless service to our passengers. The ability to manage our Mexico-U.S. cross-border routes so closely with Delta has been a key component of our business strategy for these routes and helped us to maintain our position as the Mexican airline of choice for business travelers, particularly on Mexico-U.S. routes. DOT’s grant of antitrust immunity for the JCA, which was subject to periodic review, became effective as of May 5, 2017 for a period of five years. On March 29, 2022, we and Delta jointly filed an application for renewal of the antitrust immunity with the DOT, which maintained antitrust immunity until final departmental action to the contrary.

On January 26, 2024, the DOT issued a tentative Order to Show Cause, or the Order, tentatively dismissing without prejudice our application to renew the DOT’s grant of antitrust immunity and tentatively terminating such immunity. We and Delta jointly filed objections to the Order on February 23, 2024.

On July 19, 2025, the DOT issued the July 2025 Order. In the July 2025 Order, the DOT expressed concerns regarding the Mexican government’s actions in connection with the relocation of all cargo operations and slot management at MEX, and claimed that these measures are inconsistent with the obligations under the bilateral US-Mexico Air Transport Agreement and are inconsistent with a fully liberalized “Open Skies” environment necessary for granting antitrust immunity. The July 2025 Order tentatively concluded that the DOT’s grant of antitrust immunity for Delta and Aeroméxico in 2016 was no longer valid and tentatively disapproved the JCA because in the DOT’s view the JCA was no longer required by the public interest and continuation would be adverse to the public interest. On August 8, 2025, the DOJ submitted a comment in support of the DOT’s July 2025 Order, stating that it supports the DOT’s tentative decision to withdraw its approval and grant of antitrust immunity to the JCA. On August 11, 2025, we and Delta jointly filed objections to the July 2025 Order.

On September 15, 2025, the DOT issued the Final Order terminating the antitrust immunity it had granted to the JCA citing concerns that Mexican government actions had distorted competition, particularly in relation to slot management at MEX. The termination of antitrust immunity is effective as of January 1, 2026. This Final Order directs us and Delta to wind down certain joint operations that were covered by the immunity, such as pricing coordination, schedule coordination, and revenue sharing by that date. At the same time, the Final Order does not prevent us from continuing to engage in arm’s-length cooperation, such as code sharing, frequent flyer program reciprocity, and other joint marketing activities. On November 12, 2025, the United States Court of Appeals for the Eleventh Circuit granted the stay jointly requested by us and Delta relating to the Final Order. With this decision of the Eleventh Circuit, the effectiveness of the DOT’s Final Order is stayed pending the resolution of the judicial review. On December 29, 2025, Delta and Aeroméxico filed their opening brief before the Eleventh Circuit in connection with the judicial review of the DOT’s Final Order. As a result, the effectiveness of the DOT’s Final Order remains stayed pending resolution of the judicial review process. On March 27, 2026, the DOT moved to expedite the appeal and requested that oral argument be scheduled at the earliest available date, and on April 1, 2026, the Eleventh Circuit granted that motion. On April 15, 2026, the Eleventh Circuit set the case for oral argument on June 23, 2026. Accordingly, there remains uncertainty as to whether, and to what extent, the JCA will be permitted to continue.

On October 28, 2025, the DOT issued new orders in connection with its ongoing review of aviation relations between the United States and Mexico. One of these orders disapproved certain existing and proposed scheduled services of Mexican air carriers to the United States. In addition, the DOT issued a tentative order proposing to restrict the transportation of cargo on combination passenger services between Mexico City and the United States, which is subject to further administrative proceedings and would not become effective unless and until a final order is issued. The Company is currently analyzing the potential operational and financial impacts of these regulatory actions. As of the date of this annual report, no material impacts have been determined.

The termination of the antitrust immunity under the JCA may adversely affect our profitability and weaken our competitive position on certain Mexico-U.S. routes. It could also reduce the number of flights accessible to our passengers or the ease of travel. In addition, dissolving the immunity-protected aspects of the JCA may create regulatory risks and legal, operational or financial liability associated with making the transition out of the provisions of the JCA that would be unwound as a result of the Final Order if it is not changed or stayed. For further information on the JCA and the DOT’s recent action, see “Item 4. Information on the Company—B. Business Overview—Partnerships and Alliances.”

We cannot guarantee that our strategic alliances and business partnerships will continue to offer the existing or greater benefits. In addition, these partnerships and investments may be terminated, and relevant authorities may require us to change the terms of our partnerships. Similarly, we may not be able to enter in future strategic alliances with current or potential partners that would allow us to improve our activities or develop new technologies. Even if we are able to enter into new partnerships or identify new investment opportunities, we cannot ensure that their terms will be favorable to us, which may adversely affect our financial condition and results of operations.

We may identify material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet periodic reporting obligations.

As a public company, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002 (the “SOX Act”), which requires that we include a report of management on our internal control over financial reporting beginning in our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning in our second annual report on Form 20-F to the extent that we are then an “accelerated filer.” If we identify a material weaknesses in our internal control over financial reporting in the future, or if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could result in the restatement of our financial statements and cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting, even if there is no material misstatement in our financial statements, could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NYSE, regulatory investigations and civil or criminal sanctions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In 2023, we identified a material weakness related to deficiencies in the authorization of journal entries in our Oracle Enterprise Resources Planning, or ERP system, whereby there was no segregation of duties for creation and posting of such entries. This deficiency created risks of override and could have resulted in material errors going unnoticed or unauthorized transactions being processed.

During 2025, we implemented corrective measures, including the design, validation, and testing of an automated approval workflow integrated into the ERP system, as well as ongoing monitoring and sampling procedures to ensure compliance with control requirements. While efforts to enhance and refine internal controls associated with this matter continue, management believes that the material weakness has been remediated and no longer exists as of December 31, 2025. Accordingly, as disclosed in “Item 15. Controls and Procedures,” management has concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025.

If material weaknesses are identified in the future, the accuracy and timing of our financial reporting and the price of our ADSs may be adversely affected. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our management and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes also may not be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.

Favorable lease amendments that we entered into in connection with our Chapter 11 proceedings are not expected to be renewed.

In connection with the COVID-19 pandemic and the Chapter 11 proceedings, we were able to negotiate agreements with our aircraft and engine lessors in 2020 to reduce lease rates and improve terms for the remainder of our fleet, resulting in significantly lower costs over the life of the leases. Because of low demand for air travel and the aviation market conditions during the COVID-19 pandemic, we were able to renegotiate favorable monthly fixed rates that will remain in effect until the expiration of the renegotiated lease agreements. All of our renegotiated lease agreements included a PBH period, which allowed us to temporarily adjust our rent payments according to the usage of the aircraft. The last of our PBH periods expired in December 2023.

In addition, we renegotiated lower monthly fixed rental rates that came into effect upon the termination of the relevant PBH period. The renegotiated leases expire gradually through 2034. On average, the renegotiated monthly fixed lease rates for our leased fleet of aircraft are approximately 35% less per month than the original lease rates in place prior to the COVID-19 pandemic. However, now that the air travel market has recovered from the consequences of the COVID-19 pandemic, we do not expect to renew the renegotiated agreements on the same terms that we currently have in effect. Due to the termination of these modified lease agreements, we expect the costs related to these agreements to increase significantly.

As a result of the foregoing, we expect that our costs relating to aircraft and airport facilities leases will increase significantly, which will have adverse effects on our business, financial condition and results of operations.

We are highly impacted by volatility in the price and availability of jet fuel.

Fuel cost volatility and high jet fuel prices due to issues with the international oil supply chain could adversely affect our business, financial condition and results of operations. Fuel costs represent the most substantial line item in our operating expenses. Fuel prices are highly volatile and at times have adjusted substantially in relatively short periods of time. Between 2023 and 2025, our yearly average fuel price per gallon was $2.48, $2.67 and $3.01 in 2025, 2024 and 2023, respectively. Jet fuel prices reflect not only the price of underlying crude oil, but also the price charged to refine crude oil into aircraft fuel (often referred to as the “crack spread”), transportation costs, handling costs and taxes, and increases in any of these underlying components would increase the price we ultimately pay for aircraft jet fuel. In 2025, 2024 and 2023, our fuel costs represented 25.7%, 27.2% and 31.2%, respectively, of our total operating expenses, respectively. Therefore, our operating results could be significantly affected by changes in jet fuel availability and cost.

Jet fuel availability and its cost are subject to numerous economic and political factors that we cannot accurately control or predict. As a result, we may not be able to limit our exposure to increases in fuel costs, and we may not be able to pass these costs to our passengers through increases in fares. Even if we pass through price increases to our customers, often delays exist between the timing of jet fuel price increases and the time at which the price increases or fuel surcharges take effect. Our price and fuel surcharge increases have not been uniform across our route structure, as competitive pressures on some routes lead to a decrease in flight occupancy.

In Mexico, jet fuel base prices are established in accordance with international market trends based on indicators such as the U.S. Gulf Coast Waterborne Fuel and operating and logistic costs. Private companies and state-owned entities that supply jet fuel have different price structures. Private companies set their differential, or distribution cost and profit, over a long period, between one and two years, which decreases volatility and increases price predictability. By contrast, state owned companies set their price on the short-term, and their prices higher volatility because of fluctuation of logistics costs related to fuel transportation to airports, which increases uncertainty. Because we have a fuel supply agreement with ASA, which is a Mexican governmental agency, and with World Fuel, which is a private company, we are subject to both price structures. The total price we pay for fuel also reflects the costs of transportation, storage, dispensing and discounts based on the amount of purchased fuel. For further information about our fuel supply agreements, see “Item 4. Information on the Company—B. Business Overview—Business—Jet Fuel.”

Availability of jet fuel in Mexico may be limited. As of the date of this annual report, PEMEX has eight refineries, four of which produce mainly jet fuel (specifically turbosine and avgas). Only one dedicated turbosine pipeline supplies jet fuel directly to the MEX airport, which comes from PEMEX’s refinery located in Tula. Due to Mexico’s low production of jet fuel, PEMEX has historically imported approximately 60% of the total domestic consumption. Low jet fuel production in any of these refineries or a reduction in jet fuel imports could diminish the availability of fuel supply to MEX or any airport in which we operate. High fuel transportation costs for our aircraft at such airports could also have a material adverse effect on our business, financial condition or results of operations.

Outside of Mexico, we obtain fuel from local suppliers at international airports at prices that are generally based on the Platt’s Oilgram Price Report for the respective region. Changes in oil prices under our fuel contracts vary according to the international price of oil, which has been highly volatile in recent years. Oil price fluctuations may be due to excess production, political and social unrest in countries such as Nigeria, Libya, Iran and other oil-producing countries, sanctions on supplies and other international events. For instance, as a result of Russia’s invasion of Ukraine, sanctions on exports of oil from Russia caused volatility in petroleum prices and significant disruptions in the supply of petroleum derivatives in 2022.

In addition, the ongoing conflict in the Middle East, including the escalating hostilities primarily between the United States, Israel and Iran, and the continued threat of broader regional escalation, poses a significant risk to global oil supply and, consequently, to our fuel costs, particularly as a result of Iran’s disruption of the Strait of Hormuz, through which a significant share of global seaborne oil exports pass. The conflict and disruptions have caused sudden and sustained increases in global crude oil and jet fuel prices in March and April of 2026. Although we do not have any direct operations in Israel, Egypt, Iran, Jordan, Lebanon, Syria, the West Bank or Gaza, we have been and will likely continue to be affected by the broader consequences of the ongoing conflict in the Middle East, including increased supply chain disruptions, reduced access to and higher prices of fuel and other effects on the global economy. We cannot predict the duration, escalation or resolution of the ongoing conflicts in the Middle East, and there can be no assurance that such conflicts will cease or that their impact on global oil supply and jet fuel prices will not worsen.

Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel has had, and can in the future have, a significant negative impact on our operating costs and on our business, results of operations and financial condition. For further information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Factors affecting our results of operations—Jet fuel prices.”

Fuel access at Mexican airports is primarily subject to the control of ASA.

In Mexico, the distribution of jet fuel is controlled by ASA, a Mexican governmental agency. Although Mexican law was amended in 2013 and 2014 to allow certain of ASA’s responsibilities (such as the transport, storage and marketing of jet fuel) to be performed by other market participants, ASA remains the leading distributor of jet fuel in Mexico and the number of alternative suppliers is limited. As of the date of this annual report, we have fuel agreements with ASA and other suppliers that recently entered the Mexican market. These agreements establish payment terms, credit and guarantees, fuel quality requirements and procedures for determining the quantity and price of jet fuel.

Our current agreement with ASA expires in 2028. The agreement may be terminated by us or by ASA with 30 days prior written notice. We also have a jet fuel supply agreement with World Fuel for MEX airport, which expires in April 2027.

There can be no guarantee that we will be able to renew our fuel supply agreement with ASA, World Fuel or any other jet fuel supplier on favorable terms or at all. If we are unable to renew these agreements, or if ASA or any of our other fuel suppliers terminate their contracts with us, we would be required to identify alternatives to satisfy our fuel demands. There can be no assurance that we would be able to obtain the fuel needed to satisfy our needs on favorable terms or at all. For further details about our agreement with ASA, see “Item 4. Information on the Company—B. Business Overview—Business—Jet Fuel.”

We have significant fixed obligations, which may increase in the future.

We have significant fixed obligations. As a result of these obligations, we may be limited in our ability to, among other things:

•	obtain additional financing for working capital and other purposes;

•	address needs to adapt our operations to new conditions or continue to spend capital that is necessary for our continued operations;

•	divert significant cash flows from our operations to the payment of our fixed liabilities under lease agreements and aircraft financing contracts;

•	limit our exposure to interest rate increases if the interest rates applicable to our variable-interest debt increase;

•	take advantage of investment opportunities related to our operations; and

•	plan, or react to, changes in our business and in the airline industry and the prevailing economic conditions.

For example, we lease flight equipment and property, and these leases typically last between five to 12 years and are subject to renewal. As of December 31, 2025, our fleet of 165 aircraft consisted of 137 leased aircraft, only one of which was not operational as it became operational only in 2026, and 36 total engines, of which 28 were operational. As of December 31, 2024, our fleet of 149 aircraft consisted of 125 leased aircraft, 122 of which were operational, and 38 engines, 33 of which were operational. In connection with our Chapter 11 proceedings, we renegotiated the terms of our existing aircraft and engine leases and entered into new leasing agreements. Among these renegotiated leases, the last to expire will terminate in 2034. These leases are partially secured by cash deposits and subject to certain conditions, such as the obligation to maintain records, licenses and authorizations by aviation authorities, provide maintenance to leased equipment and provide certain financial information to the lessor, as well as insurance requirements, cross defaults and encumbrance limitations.

In addition, on November 14, 2024, we issued the 2029 Notes and 2031 Notes in the aggregate principal amount of $1.1 billion. The indenture for these notes imposes numerous obligations on us. The 2029 Notes and the 2031 Notes have customary covenants that limit our ability to merge with or into another entity; undergo a change of control; incur additional indebtedness and liens; make asset sales; enter into sale leaseback transactions; and make investments, dividend and similar payments and prepayments of certain junior lien and unsecured indebtedness. We are also obligated under the terms of the notes to maintain the collateral securing the notes and comply with reporting requirements in connection with our financial and operational results.

Our ability to make scheduled payments on our fixed liabilities relies on our operating performance and cash flow generation, which depend on factors beyond our control. These factors include economic, political, financial, competition, regulatory, public health, climate, social, business and other conditions. We cannot guarantee that we will be able to generate sufficient cash flow for our operations to pay due fixed liabilities. Moreover, if we are unable to make payments on our fixed liabilities, we may need to renegotiate existing liabilities or obtain additional capital or debt financing. If we elect to finance our activities with additional debt, we may be subject to financial agreements that may restrict our ability to conduct our business. We cannot guarantee that any such renegotiation efforts will be successful or timely or that we can refinance our liabilities on acceptable terms or at all.

We cannot guarantee that we will be able to comply with all covenants and contractual provisions included in our fixed obligations or that these obligations will not limit our ability to finance our future operations or capital needs. Failure to comply with these covenants may result in contractual breach, acceleration of our indebtedness (including through cross-default provisions) and ultimately recovery of possession of the relevant aircraft or engine, as well as the obligation to pay in full all amounts due under our aircraft and engine leases arrangements. For further information about our lease agreements, see “Item 4. Information on the Company—B. Business Overview—Our Fleet—Aircraft lease agreements” and for further information about our financing agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

We depend on our key personnel and we may be unable to attract and retain qualified employees with the necessary skills to operate our business.

Our success depends on the efforts and abilities of our executive officers and key financial, commercial, operating and maintenance personnel, including our pilots, cabin crew and ground personnel. In particular, we rely on the services of our executive officers, who have considerable expertise in the airline industry. As such, the loss of our key personnel or the inability to attract or develop a new generation of key personnel could adversely affect our business, financial condition and operating results.

An essential part of our human resources strategy is attracting, recruiting and retaining highly-qualified personnel with the skill to fly our aircraft or conduct sales, marketing, operations and administrative tasks. The competition for such qualified personnel is high. If we are unable to attract and retain such skilled personnel at a reasonable cost, our business, financial condition and operational results may be adversely affected.

We may face a shortage of pilots, air traffic controllers and certain other professionals.

Mexico has experienced a shortage of both commercial pilots and air traffic control personnel, derived from the rapid growth in air travel and structural limitations in aviation labor supply. In the case of pilots, under Mexican law, only Mexican-born nationals may obtain the licenses required to operate commercial aircraft in Mexico, which restricts our ability to recruit foreign pilots and further limits the domestic pool of qualified flight crew. Other contributing factor is the limited number of certified flight training schools.

The pilot shortage was further exacerbated by growing competition from international airlines, particularly in the Middle East and China, which were actively recruiting qualified, English-speaking pilots from global markets, including Mexico. Although U.S. airlines have also experienced a significant shortage of pilots, their ability to recruit foreign pilots is constrained by strict FAA licensing requirements and U.S. work visa limitations, which restrict large-scale international hiring.

If a shortage of pilots materializes, we may be unable to recruit or retain sufficient flight crew to meet our operational needs. This could result in reduced flight capacity, operational disruptions, increased labor and training costs, and delays in executing our growth strategy, any of which could materially and adversely affect our business, financial condition, and results of operations.

In addition, Mexico has experienced a shortage of qualified air traffic controllers, which could present operational and safety challenges across the national aviation system. The limited number of trained personnel to manage increasingly congested airspace and airport operations, particularly at high-traffic airports such as MEX, could lead to longer aircraft turnaround times, increased flight delays, and reduced scheduling flexibility. These shortages may also increase the risk of human error and lead to heightened regulatory scrutiny. If these challenges remain or intensify, our operations could be disrupted, our costs could rise, and our reputation could be negatively affected, any of which could adversely impact our business, financial condition, and results of operations.

The growth of our operations in the United States has been, and may in the future be, curtailed by FAA country safety assessments.

The FAA periodically audits the aviation regulatory authorities of other countries and attributes each country an IASA rating. In May 2021, the FAA downgraded Mexico’s IASA rating from Category 1, which means that a country’s civil aviation authority complies with ICAO standards, to Category 2, which means the country lacks laws or regulations necessary to oversee air carriers in accordance with minimum international standards for safety matters, such as technical expertise, trained personnel, record-keeping or inspections procedures. A Category 2 rating permits carriers from a particular country to continue providing services to the United States, but they are not allowed to establish new routes.

On May 3, 2023, the Mexican government published amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and the Airports Law in the Mexican Federal Official Gazette (Diario Oficial de la Federación). These amendments incorporate into law the ICAO standards needed to comply with the IASA requirements for a Category 1 FAA country. The SICT announced through AFAC requested a final audit by IASA and announced that it would implement any measures requested by IASA to recover Mexico’s Category 1 FAA country status. The audit was completed on June 2, 2023. On September 14, 2023, the FAA upgraded Mexico to Category 1 status again.

As a result of the downgrade mentioned above, Mexican airlines were not allowed to increase the frequency of existing routes or add new routes to the U.S. and were subject to restrictions with respect to their U.S.-Mexico code sharing routes. Consequently, we were not allowed to add new services and routes to the United States or incorporate new aircraft registered in the United States into our fleet until January 2024.

We cannot assure you that the Mexican government and the AFAC or the aviation authorities in the countries in which we operate will continue to meet international safety standards. We have no direct control over their compliance with IASA guidelines. If the FAA makes downgrades to Mexico’s IASA rating in the future, it could restrict our ability to maintain or increase service to the United States and incorporate aircraft registered in the United States into our fleet, which would in turn adversely affect our business, results of operations and financial condition.

Our reputation and business may be adversely affected in the event of an emergency, accident or similar incident involving our aircraft.

We are exposed to potential significant losses and material adverse effects on our business in the event that any of our aircraft experiences an emergency, accident or other similar incident, and significant costs related to passenger claims, repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. For instance, on July 31, 2018, during a domestic flight from Durango, Mexico, to Mexico City, as a result of exceptionally adverse weather conditions, one of our E190 aircraft went off the runway and was consumed by a post-impact fire. Of the 99 passengers, 87 suffered injuries and the accident resulted in numerous legal actions initiated in United States and Mexico, some of which remain ongoing. We believe that our reputation suffered as a result of this accident, and we became subject to significant related costs.

In addition, any future aircraft emergency, accident or similar incident, even if fully covered by insurance or even if it does not involve our airline, may create a public perception that our airline or the equipment we fly is less safe or reliable than other transportation alternatives, which could have an adverse impact on our reputation and could have a material adverse effect on our business, results of operations and financial condition.

Our operations involve inherent risks that may not be covered by our insurance or that may be difficult to insure on commercially acceptable terms.

There are certain business risks that cannot be insured or that, in line with industry practice, we may leave uninsured, including business disruption, loss of profits or revenue, maintenance and consequential losses arising from mechanical breakdown or losses related to non-compliance by suppliers or repair shops. To the extent that the actual losses we incur arise from these uninsured risks, we will have to assume substantial losses, which may have a material adverse effect on our business, financial condition and operating results. Moreover, the aviation insurance industry has been severely affected from time to time by catastrophic events, aviation accidents and terrorist attacks. As a result, insurance companies may increase premiums and reduce or limit certain amounts of coverage based on the exposure of each airline.

In the future, airline insurance coverage could be more costly, not be available or only be available for reduced amounts or with respect to limited events that would be insufficient to meet the coverage levels required by our aircraft lessors, financial lessors or the applicable government regulations or that we believe to be desirable. Inability to obtain insurance on commercially acceptable terms for our general operations or our specific assets could adversely affect our business, financial condition and operating results and may force us to ground our aircraft or lose possession of aircraft we lease or that are subject to collateral in warranty interest on behalf of aircraft lenders.

In addition, we cannot guarantee that our existing coverage will be sufficient to protect against all potential losses; that we may maintain our existing coverage in the future or that premiums will not increase substantially, all of which could have an adverse material effect on our business, operating results or financial condition.

Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, and we rely on a limited number of suppliers for our engines. As such, we are susceptible to issues that affect these suppliers.

As of December 31, 2025 and 2024, 79.4% and 77.0%, respectively, of our operating fleet was manufactured and assembled by Boeing and 20.6% and 23.0%, respectively by Embraer. In addition, we rely on a small number of engine suppliers given that we operate aircraft produced by only these two manufacturers. As a result of this high level of concentration, we are susceptible to issues that affect these suppliers, including their inability to comply with contractual obligations, their financial situation and solvency, delays in deliveries of aircraft or components for aircraft maintenance, safety issues and reputational problems and regulatory orders grounding aircraft as a result of design, manufacturing or maintenance issues. Problems with our suppliers may cause delays in our operations and may lead to our inability to fly aircraft due to lack of equipment or our difficulty in training staff to operate new aircraft on a timely basis. For these reasons, supplier issues could lead to additional costs, which could have an adverse impact on our business, operating results and financial condition. Our operations would also be substantially affected by the failure or inability of either Boeing or Embraer to provide sufficient spare parts or related support services in a timely manner.

The AFAC has the power to suspend or restrict the use of our aircraft in the event of actual or perceived problems, such as mechanical or design issues, while conducting its investigations. For instance, in 2019, following two fatal Boeing 737 MAX accidents, we were impacted by production delays affecting the Boeing 737 MAX aircraft and the Boeing 787 Dreamliner aircraft, and we grounded six B737-8 MAX aircraft, which caused disruptions to our operations. In November 2020, the FAA lifted the orders to suspend operations of the Boeing 737 MAX, and, in early 2021, airlines around the globe began to clear the Boeing 737 MAX for flying. On January 6, 2024, the FAA ordered the temporary grounding of certain B737-9 MAX planes operated by U.S. airlines or in U.S. territory after an exit “plug” type passenger door was lost during an Alaska Airlines flight on January 5. As a result of the FAA order, we grounded 19 B737-9 MAX aircraft immediately and adjusted our flight schedule and operations. After inspections, all 19 B737-9 MAX aircraft in our fleet resumed operations. In April 2024 we reached a confidential agreement with Boeing on compensation related to estimated financial damages during the first quarter of 2024 due to the grounding of the Boeing 737 MAX. The terms of the Boeing settlement are confidential but are intended to provide for a substantial portion of our financial damages in the first quarter of 2024 associated with the Boeing 737 MAX grounding. The Boeing settlement came into effect during the second quarter of 2024.

The delivery of Boeing 737 MAX may be delayed due to FAA’s supervision over the expansion of production of Boeing 737 MAX and other quality control measures. If we are unable to accept deliveries of new aircraft or integrate such new aircraft into our fleet as planned because of prolonged delays, we may face higher operating and maintenance costs, or be required to seek extensions of the terms for certain leased aircraft or otherwise delay the exit of other aircraft from our fleet. Furthermore, significant delays in the delivery of the scheduled B737-9 MAX aircraft could impact our plans to expand our fleet and our upgauging strategy, which could have a material adverse effect on our business, operating results and financial condition.

We also rely on certain types of engines and parts from a limited number of suppliers, and failures related to these components may adversely affect our operations. In early 2025, we observed recurring early signs of deterioration in the High-Pressure Turbine, or HPT, Stage 1 blades of certain LEAP-1B engines, or HPT Stage 1 Blades, supplied by CFM International, Inc., or CFM, which have resulted in several unscheduled engine removals. We maintain a PBH agreement with CFM to provide additional engine support during repairs. However, the high number of inspections required and potential removals may lead to a shortage of spare engines, potentially causing an increase in aircraft-on-ground events.

As of the date of this annual report, we have conducted 240 inspections, resulting in 50 engine removals and have received 12 support spare engines from CFM to mitigate the impact on our network. For the full year of 2026, we expect to perform approximately 195 inspections in total, with 33 engine removals, all of which are now part of our engine fleet management removal plan. Given the fact that engine repairs typically take approximately 135 days, this situation poses a significant risk to our operational and financial stability due to its potential impact on fleet availability and schedule compliance. There can be no assurance that the remediation measures we have implemented will be sufficient. If these early signs of deterioration of some HPT Stage 1 Blades are not resolved in a timely manner, we could face increased operating costs, revenue losses, and adverse impact on customer experience. However, the data collected since 2025 has enabled us, in coordination with General Electric Company, or GE and CFM, to significantly improve the removal rate and the repair turn times for engines, resulting in a projected reduction in the required number of support lease engines (from 12 to 8) by the end of 2026, while reducing the probability of any impact to our operational and financial stability. For further information, see “Item 4. Information on the Company—B. Business Overview—Our Fleet—Engines.”

We expect to continue relying exclusively on Boeing and Embraer and on our current engine suppliers, CFM and GE. We also expect to further increase the share of Boeing aircraft in our fleet in the future. If any of Boeing, Embraer, GE or CFM is unable to fulfill its contractual obligations or if we are unable to acquire or lease aircraft or obtain engines, parts or other support for these aircraft on acceptable terms, we may need to find other suppliers, which would result in significant additional costs and delays in service. Moreover, if we were required to lease or purchase aircraft from another supplier, we would lose the benefits and economies of scale derived from the current composition of our fleet. We may also incur significant transition costs, including costs and delays associated with retraining our employees, replacing our manuals, and adapting our maintenance facilities and programs.

As our fleet ages, our maintenance costs increase.

Maintenance costs represent a significant operating expense and represented 5.2% and 5.7% of our total operating expenses in 2025 and 2024, respectively. As of December 31, 2025, the average age of our aircraft was approximately 8.6 years. As our fleet ages, it requires additional maintenance and our warranties expire if we do not replace the aircraft. In addition, supply chain constraints, high workload and lack of certain specialized services in Mexico may cause logistical challenges and difficulties finding adequate slots in third-party facilities because our aircraft require specialized maintenance and certain parts and maintenance services may only be available outside of Mexico. As a result, we may face delays and our maintenance costs are likely to increase, in both absolute terms and as a percentage of our operating expenses. Any significant increase in maintenance and repair costs could have an adverse effect on our business, financial position and operating results.

We depend on high daily aircraft utilization rates to maintain our performance, which makes our business especially vulnerable to delays.

Our business strategy relies on high aircraft utilization rates in order to increase our revenue, and reductions of this measure may affect our operating performance. However, high aircraft utilization rates make us more susceptible to operational disruptions, as they limit our capacity to rapidly address flight delays and prevent chain reactions affecting subsequent flights and connections.

Most relevant airlines concentrate their operations in major airports, including MEX. Consequently, airports in these cities, including where we have a significant presence, are often subject to extended interruptions or disruptions due to:

•	air-traffic control delays;

•	weather conditions;

•	natural disasters;

•	social disruptions;

•	growth constraints;

•	relations with third-party service providers;

•	computer systems failure;

•	public authority actions;

•	facilities at key facilities used to manage airport operations;

•	labor relations; and

•	lack of power or fuel supply.

As a result of these disruptions, a significant portion of our flights in major airports may be delayed or cancelled, and we may be unable to maintain existing service or implement new service at commercially viable terms. For example, we experienced significant delays in recent years at London Heathrow and Paris Charles de Gaulle. Heathrow Airport has experienced significant operational disruptions, including a major air-traffic control system failure on July 30, 2025, which resulted in widespread flight delays and cancellations across UK airspace. Additionally, in 2024, London Heathrow and Paris Charles de Gaulle were impacted by multiple strike actions, which caused delays and operational challenges. Future occurrences of similar technical failures or labor unrest may materially disrupt our airline schedules.

In 2024 and 2025, operations at Newark Liberty International Airport, where we started operating in October 2024, were significantly affected by persistent air traffic control staffing shortages, radar and communication system failures, and FAA-imposed flight caps. Continued challenges at Newark or further regulatory or operational constraints may negatively affect our ability to grow or maintain service at the airport and could impact passenger experience and load factors on the route.

Delays and cancellations reduce our aircraft utilization rate and, consequently, reduce our revenues and profitability. Significant delays and cancelled flights also reduce passenger satisfaction and damage our reputation, which adversely affects our business, financial condition and operating results.

Landing charges and other airport access fees may increase.

We pay fees to airport operators to use their facilities, and airport charges represent a significant operating cost for us. Under Mexican law, airport charges are established, and modified annually, by federal resolution applicable to all Mexican airports, in accordance with the Mexican Federal Rights Law (Ley Federal de Derechos). Accordingly, decisions by the Mexican federal government, which may be based on policy positions or political stances, directly impact the variations and increases to the fees that we are required to pay to airport operators. These decisions are beyond our control, and in the past we have observed a substantial increase in passenger taxes and airport charges. For further information about the setting of airport fees under Mexican law, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of the Mexican Airline Industry—Operational Regulation.”

We cannot guarantee that higher rates or other airport charges will not be imposed in the future, particularly if demand and traffic congestion increase. Increases in such airport charges and fees may in turn increase our operating costs and significantly affect our operating margins.

Our ability to charge fees for ancillary services is subject to regulation.

In addition to our passenger revenue, we depend on non-passenger revenue from air travel-related services, revenue from non-air-travel related services, and cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. Revenue from non-passenger revenue include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. These services and their respective fares are subject to the provisions of consumer protection laws and regulations in the markets in which we operate.

For example, DOT rules govern, among other things, how airlines interact with passengers through advertising, make reservations and address consumers at the airport and on board the aircraft. The rules require airlines to publish a full fare for a flight, including mandatory taxes and fees, and to enhance disclosure of the cost of optional products and services, including baggage charges. The rules restrict airlines from increasing ticket prices post-purchase (other than increases resulting from changes in government-imposed fees or taxes) and significantly increasing the amount and scope of compensation payable to passengers involuntarily denied boarding due to overbooking. In April 2024 the DOT adopted new rules requiring (i) air carriers and ticket agents to disclose information relating to certain consumer fees whenever fare and schedule information is provided for consumers for flights to, within, and from the United States, and (ii) carriers to provide usable, current, and accurate information regarding fees to ticket agents that sell or display the carrier’s fare and schedule information. The rule requiring upfront disclosure of ancillary fees has been legally challenged by several major U.S. airlines. On January 28, 2025, the U.S. Fifth Circuit issued a ruling formally blocking the rule, citing procedural violations, specifically, that the DOT had failed to allow airlines to comment on the study underlying the regulation. The court remanded the rule to DOT for reconsideration and in October 2025, the Fifth Circuit granted a rehearing, which has not yet occurred. If the rule is ultimately upheld, it could increase compliance costs and limit pricing flexibility.

In Mexico, in November 2021, the PROFECO published a press release requesting Mexican airlines to avoid charging extra fees for carry-on luggage, as the PROFECO considers these charges to be an abusive commercial practice in violation of the Mexican Civil Aviation Law (Ley de Aviación Civil). According to the PROFECO press release, airlines cannot charge additional fees for carry-on luggage to domestic air travel passengers, subject to weight and dimension restrictions, and the airlines’ luggage policy for international flights must comply with international treaty rules. The PROFECO, in accordance with a Mexican Supreme Court (Suprema Corte de Justicia de la Nación), or the SCJN, decision considers carry-on luggage to be an inherent component of airline service, as passengers need basic belongings to reach their destinations.

Failure to comply with these rules may lead to fines or other enforcement action, including requirements to modify our passenger reservations system, which could have a material adverse effect on our business. In addition, new taxes on non-passenger revenue, or other laws or regulations that make unbundling of services impermissible, cumbersome or expensive, may adversely affect our business, results of operations and financial condition. Government scrutiny may also change industry practice or public willingness to pay for ancillary services. Moreover, we cannot assure you that compliance with these new rules will not be costly or have a material adverse effect on our business.

We are, and may be in the future, involved in various legal, administrative and regulatory proceedings.

We conduct our business, activities and investments in highly regulated sectors. Mexican regulators and other authorities, including tax and consumer protection authorities, have increased their oversight and the frequency and amounts of fines and charges may increase significantly. We are, and may be in the future, involved in various legal, administrative and regulatory proceedings relating to claims of our failure to comply with consumer protection, labor, insurance, tax, aviation or antitrust regulations, or other matters.

For example, on October 16, 2023, we were notified by the CNBV that it had opened an administrative sanction proceeding against us, and, as a legal consequence, our chief executive officer, claiming that certain of our disclosures to the market about our restructuring process were omissive and, as such, violated the LMV. On July 9, 2024, the CNBV imposed against us and our chief executive officer the minimum fine established in the LMV for this type of violation, in an aggregate amount of Ps.7.2 million, or approximately $0.4 million. On August 1, 2024, we filed an administrative response with the CNBV challenging the fines and arguing that our disclosures to the market about our restructuring process were comprehensive and in compliance with the LMV requirements. On November 15, 2024, the CNBV notified us that the fines were upheld. In response, on December 5, 2024, we filed an annulment lawsuit challenging the penalties. The court presiding over this case, through its judgment dated October 20, 2025, ordered the annulment and lifting of the penalties in favor of the company and our chief executive officer. The lawsuit is now closed.

In addition, Grupo Aeroméxico and some of our subsidiaries have been notified of tax assessments by the Mexican Tax Authority (Servicio de Administración Tributaria), or SAT. The tax assessments relate to, among other things, allegedly improper deductions. As of the date of this annual report, we are challenging these tax assessments through administrative and judicial proceedings before the SAT and the competent courts. In addition, Grupo Aeroméxico and certain of our subsidiaries are subject to ongoing audit procedures for which no assessments have been made by the SAT. As of the date of this annual report, we are responding to and addressing these audit procedures in accordance with applicable Mexican law.

The defense of legal, administrative and regulatory actions is, and may continue to be, both time-consuming and expensive. We cannot assure you that we will prevail in these legal proceedings or in any future legal proceedings and if such disputes were to result in an unfavorable outcome, it could result in reputational damage and have a material adverse effect on our business, financial condition and results of operations. In addition, claims, judgments or fines against us in legal and regulatory proceedings could result in the obligation to pay substantial amounts of money or for other relief or that might necessitate changes to our business or operations.

For a discussion of key legal and regulatory proceedings that we face, see “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings” and Note 32 to our audited consolidated financial statements.

We may not be able to maintain the prices of our products and services at levels that meet our profitability expectations.

If the prices for our products and services drop to levels that do not meet our profitability expectations, our revenues, financial condition and results of operations could materially suffer. The rates we are able to charge for our services are affected by a number of factors, including:

•	general economic and political conditions;

•	the competitive environment of the airline industry;

•	the demand for air travel and available income of our customers;

•	our ability to accurately estimate, attain and sustain revenues, margins and cash flows, which includes our ability to estimate the impact of inflation and foreign exchange on our margins; and

•	procurement practices of clients and their use of third-party advisors.

The competitiveness of the airline industry affects our ability to obtain favorable pricing in different ways, all of which could have a material negative impact on our results of operations. If we fail to distinguish or demonstrate the added value of our products, services and solutions, our clients may disregard the additional benefits we offer and make decisions solely based on price. In addition, the introduction of new services or products by competitors could reduce our ability to maintain our prices at favorable levels. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The airline industry is highly competitive, and we may face greater competition on a significant portion of our business and routes.”

Inadequate airport infrastructure or capacity and space restrictions in Mexico and at the international airports where we operate may limit our access to desirable slots and otherwise negatively impact our operations.

Some airports at which we operate or plan to operate in the future are subject to capacity limitations and space restrictions. For example, MEX, the largest airport in Mexico, is capacity constrained. Many airports around the world, including those at which we operate, impose various restrictions on companies that provide air transportation services, including limits on aircraft noise levels, limits on the average number of daily departures or arrivals and on the use of runways and slots. Certain airports also experience specific conditions from time to time, such as operational disruptions and labor disputes, that limit our ability to operate as fully as we would like to, or at all, at such airports. For example, we terminated plans to operate at the Pudong International Airport, in Shanghai, due to that airport’s lack of attractive available daily slots.

In addition, in 2022, to reduce noise, the Netherlands, which is one of our five European destinations, announced a multi-phase plan to reduce the maximum number of flights authorized annually at Amsterdam’s Schiphol Airport. In November 2023, the Netherlands suspended the initial phase of the plan, and in 2024, the Netherlands Supreme Court found that the Dutch government’s flight reduction plan was unlawful. The Dutch government issued a revised plan, which was approved by the European Commission in March 2025. Under the new plan, the Netherlands will cap commercial flights at 478,000 per year, down from the 500,000 cap in place since 2020. As of the date of this annual report, we cannot assess the impact of this new rule on our operations in the Netherlands. We cannot guarantee that other airports where we operate will not increase or adopt new restrictions.

Airports that do not currently impose capacity limits may implement such restrictions in the future and, accordingly, there can be no assurance that we will continue to have access to sufficient slots, gates and other facilities at airports.

The lack of desirable and reasonably priced slots at the airports where we operate may require us to modify our itineraries, change routes or reduce aircraft utilization, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot guarantee that we will be able to use airport facilities and services at favorable rates. As aging airports are modernized or new airports are constructed, the costs of using airport infrastructure and facilities may lead to an increase in related costs such as landing charges.

Since 2022, the Mexican government has significantly expanded the role of the Mexican military in the civil aviation sector. The Mexican Ministry of National Defense (Secretaría de la Defensa Nacional), or SEDENA, was authorized not only to construct and manage new airports, but also to operate existing airports through a state-owned company established for this purpose: the Olmeca-Maya-Mexica Airport Auxiliary Services Group (Grupo Aeroportuario, Ferroviario y de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, S.A. de C.V.), or GAFSACOMM, also known as Grupo Mundo Maya. The airports under GAFSACOMM’s administration include Tulum, Palenque, Uruapan, Puebla, Ciudad Victoria, Campeche, Nogales, Nuevo Laredo, Apodaca, Tamuín, Ixtepec, and Chetumal. Although Felipe Ángeles International Airport, or NLU, Mexico City’s secondary airport, is part of GAFSACOMM, it is operated with its own administrative autonomy.

The expanded role of the military in the civil aviation sector may impact the operation of these airports and alter the competitive dynamics among airlines. These changes could result in increased operating costs or other regulatory or operational constraints, which could adversely affect our business and results of operations.

In addition, on March 2, 2023, the Mexican Airspace Protection Law (Ley de Protección del Espacio Aéreo Mexicano) became effective. The law aims to preserve the sovereignty, independence and security of the Mexican airspace. The law authorizes SEDENA to coordinate the involvement of competent authorities, such as the Ministry of Security and Civil Protection, the SICT, the SEMAR and the Ministry of the Interior, to protect and oversee Mexican airspace. On May 3, 2023, the government published amendments to the Mexican Civil Aviation Law in the Federal Official Gazette, authorizing the SICT to grant concessions to majority state-owned airlines, among other things; and on May 18, 2023, the Mexican government authorized the operations of Mexicana de Aviación. Mexicana de Aviación started its new operations in December 2023 and is under control and supervision of the Ministry of National Defense.

Our operations are highly dependent on MEX.

Consistent with our hub-and-spoke operating model, our operations are highly dependent on MEX. In 2025, 2024 and 2023, 44.8%, 44.4% and 45.5% of our flights departed from MEX. To maintain high aircraft utilization rates, we depend on the on-time arrival of our flights to ensure that our passengers make their connections and our aircraft stay within their itineraries, and any issues at MEX that negatively impact operations overall at MEX may adversely affect us. In addition, factors beyond our control may cause delays or affect our service, including air traffic and runway congestion, force majeure events, strikes and other labor disputes, adverse weather conditions, increased security and changes in airport infrastructure. For instance, in 2023 MEX mandated that flights operating outside their officially assigned slots (for arrival or departure) would no longer be permitted to take off or land in MEX and that airlines must justify any deviations, such as delays due to weather, aircraft maintenance, or late arrivals to gain approval.

Also, MEX is subject to reductions in hourly operations and restrictions. In October 2022, an agreement among certain airlines and MEX resulted in a temporary reduction in hourly operations from 61 to 52 at MEX to permit the airport to make facilities related improvements. This reduction applied to international and Mexican carriers. A second temporary reduction in hourly operations from 52 to 43 came into effect on January 8, 2024. On May 26, 2025, an increase to 44 hourly operations was announced. Pursuant to a statement issued by AFAC in August 2023, the second reduction in hourly operations that started in January 2024 applies only to domestic flights from and to MEX operated by Mexican carriers.

In addition, due to the significance of our investment in, and the importance of our operations at, MEX, our business may suffer to the extent that MEX’s position as the leading major airport in the Mexico City area diminishes. The Mexican government has granted a number of incentives to promote the construction and use of NLU, which is located in Mexico City. If airline operations shift, whether due to government incentives, passenger preferences, or terms offered to airlines, to NLU and away from MEX, our business, results of operations and financial condition may suffer.

The airline industry is highly competitive, and we may face greater competition on a significant portion of our business and routes.

The aviation industry is highly competitive. Airlines compete based on, among other things, price, availability and flight frequency, connectivity, service punctuality and frequent-flyer programs. The airline industry is particularly susceptible to price discounts, because airlines incur only marginal costs to provide service to passengers occupying seats that would not otherwise be sold. The airline industry also faces competition from surface transportation and reduced demand due to the use of technological tools such as virtual meetings, teleconferencing and videoconferencing.

In addition, the Mexican government has actively explored options to allow non-Mexican air carriers to operate on domestic Mexican routes. Also, on March 2, 2023, the Mexican Airspace Protection Law (Ley de Protección del Espacio Aéreo Mexicano) became effective. The law authorizes the Ministry of National Defense (Secretaría de la Defesa Nacional) to coordinate the involvement of competent authorities, such as the Ministry of Security and Civil Protection (Secretaría de Seguridad y Protección Ciudadana), the SICT, the Ministry of the Navy (Secretaría de Marina) and the Ministry of the Interior, to protect and oversee Mexican airspace. On May 3, 2023, the government published amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) in the Federal Official Gazette, authorizing the SICT to grant concessions to majority state-owned airlines, among other things; and on May 18, 2023, the Mexican government authorized the operations of Mexicana de Aviación, which started its new operations in December 2023 and is under control and supervision of the Ministry of National Defense. This policy change has significantly increased competition in the Mexican aviation market.

We may not be able to enter into long-term leases or obtain financing to purchase new aircraft.

Certain contextual factors, including macroeconomic or regulatory conditions in Mexico, may prevent us from obtaining long-term operating leases or financing to purchase new aircraft at all or in attractive terms and conditions. Mexico has adopted the “friendly for debtors” provision, or Alternative B of the Cape Town Convention, which favors debtors and allows local courts to determine if and when contractual breaches should be remedied and whether an aircraft should be returned to its owner or creditor. Uncertainties concerning creditors’ rights in Mexican insolvency proceedings and delays experienced in obtaining final judgments may prevent us from leasing or purchasing new aircraft at attractive terms or at all, which could have a significant adverse effect on our business, financial position and operating results.

We may also be unable to obtain financing or enter into long-term leasing agreements at favorable terms due to high interest rates, which may negatively affect our lessors, or risks related to Mexico and international events. As a result of the Russian invasion of Ukraine and corresponding sanctions, aircraft lessors have not been able to recover certain assets in Russia and have reconsidered expropriation risks and insurance costs in other emerging markets, including Mexico. Moreover, as certain large airlines, mainly in China and India, have restored their operations to pre-COVID-19 pandemic levels and increased their aircraft purchases and demand for leased aircraft, which has affected aircraft availability in the global market and increased aircraft leasing and purchase costs.

In addition, if we are unable to obtain the necessary financing to purchase aircraft for which we have entered into binding purchase agreements and fail to cancel the order, we may breach these agreements and be liable for damages, which could adversely affect our financial condition and operating results.

If we fail to comply with sanctions on Russia as a result of the invasion of Ukraine, we could be subjected to penalties.

In response to Russia’s February 2022 invasion of Ukraine, the United States, the European Union, or the EU, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. For example, in September 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, issued preliminary guidance on the implementation of a maritime services policy that will ban the provision of services related to the maritime transportation of Russian-origin crude oil and petroleum products, with exceptions for shipments of seaborne Russian oil purchased at or below a specified price cap. The policy took effect on December 5, 2022, with respect to crude oil, and on February 5, 2023 with respect to petroleum products. Due to the imposition of sanctions and flight restrictions relating to Russia, Aeroflot was suspended from the SkyTeam alliance. We suspended our code sharing agreement with this airline and the reciprocity of our respective loyalty programs, which were our only operations in Russia. In addition, we suspended interline sales and other agreements, such as lounge sharing with Aeroflot, and we temporarily discontinued our flights to Seoul, South Korea, in 2022, as the direct flight route between Mexico and South Korea passed through Russian airspace. In 2024, we resumed flights between Mexico and Seoul through a longer route that requires a layover and refueling but does not cross the Russian airspace.

Although we have economic sanctions and export controls compliance policies and procedures, we cannot assure you that such safeguards will function in all cases to prevent violations of sanctions and other similar laws or regulations currently existing or enacted in the future. If we violate any such sanctions or other laws, we may experience negative impacts on our business, including by increasing the fuel costs or costs required to remain in compliance with such regulations, or incoming penalties for failing to comply with such sanctions.

In addition, the airline industry is heavily influenced by the price and availability of aircraft fuel. Sanctions on exports of oil from Russia have caused volatility in crude oil prices and significant disruptions in the supply of petroleum derivatives, including fuel in the commercial aviation industry, and could, in the future, adversely affect the company’s business, results of operations and financial condition.

We may incur significant costs related to the return of aircraft under our lease agreements.

Under our lease agreements, we are required to return leased aircraft timely. However, we may be unable to quickly purchase new aircraft or obtain new leases at favorable terms and may violate the timing requirements of our old lease agreements. These delays may lead to substantial additional costs. We may also be unable to return leased aircraft and engines on reasonable terms due to the rigorous pre-return inspections, which can lead to lengthy and costly negotiations. In this case, we may be required to continue making lease payments for equipment that is not being used. In certain circumstances, we have failed to return the aircraft on time or fulfill the conditions of our lease agreements and faced contractual sanctions or forced extension of the old lease agreement. Failure to integrate new aircraft into our fleet as planned may require us to extend our leases, which may not be favorable to us.

We may not be able to improve liquidity.

Certain factors may adversely affect our liquidity, including expected increases in our lease payments under new financial leases, volatility in fuel prices, volatility in the exchange rate, adverse economic conditions, demands from workers, pilots and labor unions, impacts on the global capital markets and catastrophic external events. Certain unexpected events may quickly change liquidity conditions and have substantial effects to our cash flows. The uncertainties in connection with the COVID-19 pandemic, for instance, had material implications to our operations in a short period, which drastically affected our liquidity.

The airline industry is generally characterized by low profit margins and high fixed costs. These fixed costs consist mainly of wages and salaries of crews and other personnel (which are substantial in several jurisdictions in which we operate), fuel costs and payments for aircraft and engine leases, as well as other financial costs related to aircraft equipment. The operating costs of flying an aircraft do not vary significantly with the number of passengers transported and cannot be quickly adjusted to respond to changes in revenue or to a deficit in projected revenue levels. For further information about fuel costs, one of our main expenses, see “Item 4. Information on the Company—B. Business Overview—Business—Jet Fuel.”

Revenue per flight depends mainly on the number of passengers we carry and fares, which can vary significantly due to several factors that may be beyond our control. These factors include economic and general political conditions, particularly in certain Mexican regions, weather and price strategies of our competitors, as well as the tolerance to operate at very low profit margin levels or losses.

If our liquidity is further limited, we may be unable to make timely lease payments or comply with our substantial contractual obligations. As a result, we may be subject to adverse consequences, including legal disputes with our equipment lessors and other creditors. In addition, low liquidity may limit our ability to implement our strategic initiatives, incur capital expenditures to maintain our competitive position, resist competitive pressures, and limit our flexibility to respond to business and economic conditions.

Our liquidity could be adversely impacted in the event one or more of our credit card processors were to impose material reserve requirements for payments due to us from credit card transactions.

Under certain of our international credit card processing agreements, the financial institutions in certain circumstances have the right to require us to maintain reserves equal to a portion of advance ticket sales that has been processed by that financial institution, but for which we have not yet provided the air transportation. Such financial institutions may require additional cash or other collateral reserves to be established or additional withholding of payments related to receivables collected if we do not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments. Refunds lower our liquidity and put us at risk of triggering liquidity covenants in these credit card processing agreements and, in doing so, could force us to post cash collateral with the credit card companies for advance ticket sales.

Our business is cyclical and seasonal. Consequently, our quarterly results may fluctuate substantially.

The airline industry is cyclical and seasonal, and our operating results may vary from one quarter to the next. The highest demand for air transport services occurs during the months of July and August (usually due to high demand for vacation travel), March and April (depending on the date of the Holy Week holiday each year) and December (as a result of the Christmas holidays), while demand has its lowest season in February, September and October. In addition to the seasonal demand effects on our load factor, revenue, operating income and earnings, other temporary circumstances may affect our market share each month. Because of the relevance of our fixed costs, seasonality affects our quarter-to-quarter profitability.

During leisure travel periods, such as the Christmas and Easter holidays, passengers favor low-cost fares offered by many of our competitors and prefer leisure destinations, which reduces cargo factors on other routes to business destinations. As a result, our domestic market share may decrease during these periods due to competition from low-cost carriers.

Prior and future acquisitions, strategic investments, partnerships and alliances may not be successful.

We have entered into acquisitions, strategic investments in complementary businesses, strategic partnerships and alliances with third parties and may enter into similar transactions in the future to enhance our business. For instance, we obtained control of PLM in 2022, the entity that manages our Aeroméxico Rewards, through a share purchase agreement with Aimia.

However, we may not be able to identify suitable business partners or to complete certain business transactions on commercially acceptable terms or at all. In addition, these types of transactions involve numerous risks, including:

•	difficulties to integrate operations, technologies, accounting and personnel;

•	difficulties to support and integrate new clients from our acquired companies or strategic partners;

•	diversion of financial and management resources from existing operations;

•	risks related to entrance in new markets;

•	potential loss of key team members;

•	inability to generate sufficient revenue to offset transaction costs; and

•	unknown liabilities.

Our organizational structure could make it difficult to efficiently integrate acquired businesses or technologies into our ongoing operations or assimilate new employees to our culture and operations. Accordingly, we might fail to realize the expected benefits or strategic objectives of any acquisition we undertake. Any such failure could have a material adverse impact on our consolidated balance sheet and consolidated statements of income.

Also, our inability to identify suitable acquisition targets, strategic investments, partners or alliances, or our inability to complete such transactions, may negatively affect our competitiveness and growth prospects. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of any such transaction and we may incur excessive and unanticipated costs. We may be affected by damages and losses to assets or profitability that may not be fully offset by indemnification from sellers.

Future acquisitions financed with our own resources could deplete the cash and working capital available to adequately fund our operations. We may also finance future transactions through debt or equity offerings, or through the use of existing cash, cash equivalents and investments. Acquisitions financed through equity offerings could dilute the ownership interests of our shareholders and adversely affect the market price of the ADSs. Acquisitions financed through debt offerings may require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants.

Failure to renew our concessions, the revocation by the Mexican government of our concession or changes in Mexican aviation policy could prevent us from continuing to conduct our business, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

We hold two concessions from the Mexican federal government that authorizes us to provide domestic air transportation services of passengers and cargo within Mexico. These concessions were granted by the Mexican federal government through the SICT on March 16, 2000, and October 24, 2000, respectively, for initial periods of 30 years.

Mexican law provides that concessions may be renewed several times. However, each renewal may not exceed 30 years and the law requires the concessionaire to have complied with the obligations in the concession to be renewed, requested the renewal one year before the expiration of the concession term. Failure to renew our concessions would have a material adverse effect on our business, results of operations, financial condition and prospects and would prevent us from continuing to conduct our business.

In addition, we are required under the terms of our concessions to comply with certain ongoing obligations. Failure to comply with these obligations could result in penalties against us. In addition, the Mexican government has the right to revoke our concessions and the permits we currently hold for various reasons, including:

•	assignment, mortgage, transfer or conveyance of concessions, permits or rights thereunder to any person without the approval of the SICT;

•	failure to maintain insurance required under applicable law;

•	charge customers fares that are different from the fares registered with the SICT;

•	violation of statutory safety conditions;

•	failure to indemnify damages from services rendered; and

•	in general, failure to comply with any obligation or condition under the Mexican Civil Aviation Law, regulations and respective concession or permit.

If our concessions or permits are revoked, we will be unable to operate our air passenger transportation business and will be unable to obtain a new concession or permit for five years after the revocation. Furthermore, if our concessions are revoked, we will not receive any compensation, which would affect our ability to operate as an ongoing business. For further information about Mexican and international regulatory requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of the Mexican Airline Industry—Concession for the Provision of Domestic and Regular Air Transportation Services” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of the Mexican Airline Industry—Authorizations and Licenses.”

In addition, government agencies and other authorities in Mexico and the countries where we operate have the power to, among other things:

•	terminate our airport utilization contracts;

•	regulate international travel, including customs and immigration;

•	increase taxes;

•	change laws affecting services airlines can offer in certain markets and airports;

•	restrict competitive practices;

•	enact statutes or regulations that affect customer service standards, including safety and health standards; and

•	terminate or unilaterally modify licenses or concessions to operate at airports.

For instance, on October 4, 2023, the AFAC unilaterally modified the fee structure established in the concession titles granted by the SICT to certain airports.

Accordingly, changes in the governmental aviation policies in Mexico and other countries may lead to modification of our operational requirements, and we may fail to obtain or maintain our concessions, permits and authorizations for Aeroméxico and Aeroméxico Connect. In the event that any of our concessions, permits and authorizations are terminated, or if any such arrangements are changed such that we are required to modify or reduce our operations, or make additional investments, our business, results of operations and financial condition may be materially adversely affected.

We rely on third parties to provide certain services that are essential to our business.

We have agreements with third-party contractors under which they allow us to use certain facilities and provide services that are required for our operations. These agreements cover services such as:

•	indirect ticket sales through travel agents;

•	call center services;

•	catering;

•	cargo and baggage handling;

•	ground handling;

•	fuel supply; and

•	“below the wing” aircraft services

For example, in airports outside of Mexico, all ground handling and below the wing services for our flights are provided by contractors, including, but not limited to, Swissport, Menzies and MEBC.

Most of our contracts with third-party contractors are subject to termination upon notice. The termination of those contracts, or our inability to renew them or negotiate new contracts with other providers at comparable rates, could adversely affect our business and operating results.

In 2021, labor law changes in Mexico introduced certain registration requirements for third-party providers, and have increased our compliance costs and liability exposure. In connection with these registration requirements, our suppliers are required to provide certain labor—related information and we are subject to inspections. Failure to comply with the legal requirements may prevent us from deducting certain expenses from our taxes and lead to fines. For further information about legal requirements for outsourced labor, see “Item 4. Information on the Company—B. Business Overview—Regulation—Labor Regulations and Social Security.”

In addition, by relying on third parties to provide essential services to us, we have limited capacity to control the cost, efficiency and quality of such services. Negligence, inexperience or intentional acts of a contractor could endanger our aircraft or our passengers and crew. This could have an adverse material effect on our business and reputation.

We may be harmed by violations of our ethics and compliance standards.

We have adopted a code of conduct applicable to all of our employees and collaborators, which encompasses individuals who work under an employment agreement, provide services to us or act on our behalf, and, in certain circumstances, to suppliers and business partners, and we have internal policies in relation to our management and the conduct of our employees and counterparts. We also have a compliance program and internal audit department to implement these policies, conduct training, verify compliance with laws and regulations and address violations. For further information about our code of conduct, see “Item 16B. Code of Ethics—Code of Conduct.”

However, despite our policies and procedures, our shareholders, employees, counterparties or anyone doing business with us may engage in fraudulent activities, corruption or bribery, unethical behavior or improperly appropriate or manipulate our assets for their personal or commercial advantage. If we believe or have reason to believe that our employees or agents have violated, or may have violated, any of the applicable anti-corruption laws, including the National Anti-Corruption System Law (Ley General del Sistema Nacional Anticorrupción) and the Administrative Responsibilities Law (Ley General de Responsabilidades Administrativas) or any applicable criminal, federal or local code of Mexico, we would be subject to government investigation or external audit of relevant facts and circumstances, which may be onerous and require significant time and attention from our executive officers, result in fines or adversely affect our reputation, operating results or financial condition.

In addition, if we fail to comply with ethics and compliance rules and standards, investors and consumers who value good governance may not be attracted by investment opportunities or our services, respectively, which could decrease our revenues or increase our capital costs. Our failure to prevent, detect or remedy any such behaviors and/or process vulnerabilities in a timely manner could have an adverse material effect on our reputation, operating results and financial condition.

We have flights to destinations in Cuba, which is subject to sanctions.

Since October 2022, we resumed our passenger transportation services to and from Cuba. In both 2025 and 2024, our transported passengers to and from Cuba represented 0.4% of our total passengers. Our revenue from Cuban operations in both 2025 and 2024, represented 0.5% of our revenue. Our assets located in Cuba are not significant.

The United States administers and enforces broad economic and trade sanctions and restrictions against Cuba, and groups opposed to the Cuban regime may seek to exert pressure on companies doing business in Cuba. U.S. policy towards Cuba has been in flux in recent years and uncertainty remains over the future of U.S. economic sanctions against Cuba and the impact such sanctions will have on our operations, particularly if the United States imposes additional relevant sanctions. While we believe our operations in Cuba are in compliance with all applicable laws, any violations of U.S. sanctions could result in the imposition of civil and/or criminal penalties and have an adverse effect on our business and reputation. Additionally, Title III of the Cuban Liberty and Democratic Solidarity (Libertad) Act of 1996, or the Helms-Burton Act, provides a cause of action for U.S. nationals to bring claims against any person who traffics in property expropriated by the Cuban Government. The scope of any potential claims under the Helms-Burton Act is uncertain and companies with commercial dealings in Cuba have faced claims for damages; we could face such claims in the future.

Certain U.S. states have enacted or may enact legislation regarding investments by state-owned investors, such as public employee pension funds and state university endowments, in companies that have business activities with Cuba. As a result, such state-owned institutional investors may be subject to restrictions with respect to investments in companies such as ours, which could adversely affect the market for our common shares and ADSs.

The Mexican government may use our aircraft or expropriate our assets under certain circumstances beyond our control.

In case of force majeure, war, serious public disturbance or imminent danger to national security, peace or the internal economy of Mexico, the Mexican government may temporarily seize our aircraft and use them for different purposes, subject to compensation for any damages, except in the case of international war. In such a circumstance, if we do not reach an agreement with the Mexican federal government on the appropriate amount or terms of the compensation, we may present an arbitral claim. As such, we cannot ensure that we will receive compensation or that compensation will be adequate or received within a reasonable amount of time, if the government temporary seize our aircraft.

In addition, under the Mexican Expropriation Law (Ley de Expropiación), the Mexican government has the right to expropriate assets for the public good (causas de utilidad pública), and the government is required to pay fair market compensation in connection with any such expropriation. Under the expropriation laws, the Mexican federal government may expropriate assets when it considers the assets to be necessary to establish, maintain or preserve public services, including public air transportation services. Applicable law does not specify precisely how the compensation should be calculated or the timing for the payment. If our assets are expropriated, we cannot assure that compensation will be fair or timely, if at all.

Mexican antitrust provisions may affect the fares we can charge to customers.

As of the date of this annual report, airlines operating in Mexico are only required to register their tariffs with the SICT. However, the Mexican Civil Aviation Law provides that if the SICT identifies a lack of effective competition among holders of permits and concessions required to operate airlines in Mexico, it may request the Mexican National Antitrust Commission (Comisión Nacional Antimonopolio or “CNA”, formerly Comisión Federal de Competencia Económica or “COFECE”) to review the situation. As a result, the SICT may regulate air transportation services fares of airlines operating in Mexico. Such regulations are temporary and are in force until effective competition occurs. SICT’s decision to impose fare regulations could materially affect our business, results of operations and financial condition. We are also subject to the jurisdiction of CNA, which has the power to regulate competition (including by determining maximum fares and imposing operational conditions) and impose fines and sanctions against us. We have been subject to investigations and financial penalties related to antitrust practices by CNA in the past. For further information about the antitrust rules and restrictions in connection with our business, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of the Mexican Airline Industry—Fares.”

We cannot guarantee that antitrust authorities will not conduct investigations, impose sanctions or other measures on us in the future, which could adversely affect our operations, financial condition and operating results.

Changes in law, structural reforms, and related regulations that could impact pricing, fees, and route allocation may adversely affect our business.

We may be subject to increased regulatory scrutiny and action in response to rising consumer concerns over excessive fees and ancillary charges, particularly as the Mexican federal, local and regional governments and consumer protection agencies review practices such as overbooking, carry-on baggage fees, and airport tariffs. Any resulting measures, such as fee caps, mandated fee eliminations, or unbundling restrictions, could materially impair our ability to generate ancillary revenue, limit our pricing flexibility, and negatively impact on our financial performance. Further, government actions to adjust airport concession or usage fees, or to influence route permissions and slot allocations, may impose additional operational constraints and cost pressures.

The airline industry is subject to strict environmental laws and regulations, and compliance or potential breach of, or liabilities arising under, such laws and regulations may be costly and materially affect our business, financial condition and operating results.

The airline industry is subject to strict environmental laws and regulations in the national, local and international spheres. These laws and regulations concern greenhouse gas emissions, noise level, waste to surface and subsurface waters, safe drinking water and the management, release, discharge and disposal of, and exposure to, hazardous substances, including oils and waste materials. Regulators in Mexico, the United States, the European Union and other countries in which we operate are constantly proposing new rules and regulatory standards, which may require us to adopt certain environmental protection measures. As such, compliance with, or liabilities arising under, all environmental laws and regulations may require significant costs and could adversely affect our operations.

In 2016, ICAO adopted a resolution creating the CORSIA, which provides a framework for a global market-based measure to stabilize greenhouse gas emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA has been implemented in phases, starting with the participation of ICAO member states, including Mexico, on a voluntary basis during a pilot phase (from 2021 through 2023), and a first phase (from 2024 through 2026), followed by an obligatory second phase (from 2027) for member states whose civil aviation CO2 emissions exceed certain thresholds. The countries in which we operate are ICAO member states and therefore in the future we may be financially affected due to compliance with CORSIA’s mandates. At this time, the costs of complying with our future obligations under CORSIA are uncertain, primarily due to the supply and price of CORSIA eligible carbon offsets and the future development of the market for eligible sustainable fuels. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we cannot assure that we may be able to increase our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset the costs of meeting our obligations under CORSIA.

In January 2021, the U.S. Environmental Protection Agency, or the EPA, established its greenhouse gas emission standards for new aircraft engines to implement the ICAO standards. Like the ICAO standards, the EPA standards applied to new fleet models starting in 2021 and would apply to in-production aircraft no later than 2028; however, they would not apply to engines in-service aircraft. The final standards have been challenged by several U.S. states and environmental groups. The outcome of legal challenges and administrative review cannot be predicted at this time. Furthermore, in November 2022, the EPA published its final rule on particulate matter emission standards and test procedures for civil aircraft engines that aligns with the ICAO standards, which took effect on January 1, 2023.

The European Union requires its member states to include aviation in its Emissions Trading Scheme, or EU ETS. Under the EU ETS, following the end of each year, any airline with flights within the European Economic Area, or EEA, is required to surrender carbon allowances equal to its verified CO2 emissions. Airlines receive a limited number of free allowances, but must purchase additional allowances to cover any excess emissions. The current scope of the EU ETS remains limited to intra-European flights, following the European Commission’s 2023 decision to maintain this limitation through at least 2026. However, the EU continues to assess options for expanding the system. Under legislation adopted in 2023 as part of the EU’s “Fit for 55” climate package, the number of free allowances is being phased out through 2026, and the system is becoming more stringent to align with the EU’s 2030 and 2040 climate targets. Separately, the EU has launched the Carbon Border Adjustment Mechanism, which is a system that imposes a carbon price on imports of certain goods to prevent carbon leakage and ensure that imported products are subject to comparable carbon costs as those produced within the EU, and which may further affect international aviation in the future depending on its evolution.

Furthermore, the European Commission has adopted legislation establishing a SAF blending mandate for aviation fuel suppliers, which came into effect on January 1, 2025, requiring increasing minimum shares of SAF in jet fuel sold in the European Union starting that date, with progressive targets rising through 2030 and beyond to support the decarbonization of the aviation sector. For further information about applicable environmental laws and regulations in force and under discussion as of the date of this annual report, see “Item 4. Information on the Company—B. Business Overview—Regulation—Environmental Regulations.”

The airline industry is subject to risks associated with climate change, which may be costly and materially affect our business, financial condition and operating results.

Many regulatory developments related to climate change may adversely impact our business, financial condition and operation results by requiring us to increase our operating costs and capital investments to comply with emissions regulations. With increasing concern among regulatory bodies regarding climate change, future rulemaking may result in stricter climate change-related regulations in the future. Certain airports have also adopted, and others could adopt, greenhouse gas emission or climate-related goals and requirements that could impact our operations or require us to make changes or investments that could materially affect our financial results.

In addition, growing customer awareness about climate change may lead customers to reduce air travel or choose airlines that promote sustainable standards. Customers may also choose to use alternatives to travel, such as virtual meetings and workspaces. Moreover, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the canceling of flights, could result in loss of revenue. We could also incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. As of the date of this annual report, we are not able to predict potential losses or costs associated with the physical effects of climate change.

Our business may be adversely affected if our labor relations deteriorate, we fail to renew our CBAs on satisfactory terms or experience strikes or other labor unrest.

We depend on our pilots, our cabin crew and other personnel to conduct our business. As of December 31, 2025 and 2024, 70.3% and 70.6%, respectively, of our employees in Mexico belonged to various unions. We believe that we have satisfactory relationships with our pilots, cabin crew and other personnel. However, we cannot guarantee that we will be able to maintain a satisfactory relationship with our employees in the future. Also, we cannot guarantee that our workers will not enter into strikes. If our labor relations deteriorate, our business and operating results could be significantly affected.

Strikes, work interruptions, significant labor lawsuits or any prolonged dispute involving our employees represented by any of these unions, including during annual or biannual negotiations, could have a significant adverse impact on our operations. These risks will usually be exacerbated during renegotiation with trade unions, which may be long.

In addition, to become effective, a CBA needs to be approved by the union and by the majority of union members in a subsequent consultation process. Any renegotiated CBA could increase wages or other benefits and, consequently, increase our operating expenses.

In connection with the renegotiation of our collective employment contracts, we may experience occupational hazards, including strikes. Employees outside of Mexico that are not currently union members could form new unions or join unions seeking wage or benefits increases. For further information about our relationship with our employees and labor unions, see “Item 6. Directors, Senior Management and Employees—D. Employees—Human Resources.”

Our business relies on technology and automated systems, many of which are operated by third parties, and any failure of these technologies or systems could materially and adversely affect our business.

We rely on automated systems to plan and conduct our business, including our website, reservation system, fare management, maintenance systems, flight plans, systems to generate flight and crew roles and the accounting of revenue records. Many of these systems are operated by third parties. As a result, inability of any third party to provide these services or to restore these services quickly, in case of interruption due to failure or disaster, or our inability to replace third party service providers, could significantly interrupt our operations and adversely affect our business.

On November 3, 2022, Boeing’s subsidiary, Jeppesen, experienced a cybersecurity incident affecting certain of their flight planning products and services used by airlines worldwide. Our flight planning products were not materially affected by this incident. Another example of potential vulnerabilities is the recent IT outage experienced by CrowdStrike Holdings, Inc., or CrowdStrike, on July 19, 2024. The outage had a global impact, disrupting critical services across various sectors, including airlines and airports. We did not experience any significant impacts as a result of the CrowdStrike software update due to our internal incident handling procedures.

Also, our website, our flight booking and operation system must have the ability to accommodate a high volume of operations and deliver flight information, and we cannot guarantee that excessive demand will not affect our information technology systems.

We rely on technology and information systems to support our operations. While disruptions could materially and adversely affect our business, we have implemented governance frameworks, internal controls and monitoring processes designed to ensure system resilience, availability, and security. We actively manage risks related to emerging technologies, including artificial intelligence, used in our operations and by service providers, through risk assessments, oversight, and targeted safeguards. As of the date of this annual report, we have not experienced significant system failures or cybersecurity incidents impacting our business. While we believe our controls and risk management practices are designed to enhance the reliability and security of our technology and information systems, we cannot guarantee that system failures will not occur in the future. To the extent third-party vendors fail to support the technologies or systems we use, our operations could be negatively affected. Further, even if third-party vendors have disaster recovery and business continuity plans, any performance issues, errors, bugs or defects with respect to our automated systems may result in data loss, high expenses, operational interruptions, reputational damage and interruption of ticket sales. Any limitation in our ability to use third-party technologies and systems could significantly increase our expenses and otherwise result in delays, a reduction in functionality or errors or failures of our operations until equivalent technologies or systems are, if available, identified, obtained through purchase or licensed and integrated into our operations. In addition, our current technologies and systems are heavily integrated with our day-to-day operations and any transition to a new technology or system could be complex and time-consuming. In the event that one or more of our primary technologies or systems vendors fails to perform, and a replacement system is not available or if we fail to implement a replacement system in a timely and efficient manner, our business could be materially and adversely affected.

Actual or perceived failures to comply with applicable privacy and data security laws, regulations, rules, industry standards and other obligations could adversely affect our business, operating results, financial condition and reputation.

Our business, operating results, financial condition and reputation may be adversely affected if we are unable to comply with existing privacy and data security laws, regulations, rules, industry standards and other obligations. Such laws, regulations, rules, industry standards and other obligations are subject to uncertain and inconsistent interpretation and enforcement and may be expanded, which may require changes to our business practices.

Airline operators that operate and have partners that operate in different jurisdictions must comply with numerous privacy and data security laws, regulations, and rules that may vary across jurisdictions, which may impact our management of data and increase operating costs. We are subject to the provisions of the Mexican Federal Personal Data Protection Law (Ley Federal de Protección de Datos Personales en Posesión de Particulares), or the Mexican Data Protection Law. The Mexican Data Protection Law establishes privacy and data security requirements that have led to significant compliance costs, and violations of these requirements may lead to substantial sanctions, including material fines. In addition, the Mexican Data Protection Law requires us to notify affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information.

Furthermore, we are subject to the privacy and data security laws, regulations and rules of other countries and regions in which we operate, including the European Union, the United Kingdom, the United States, Peru and Colombia. For example, we are subject to the European Union General Data Protection Regulation, or GDPR, which includes stringent privacy and data security requirements, imposing significant costs on us and carrying considerable penalties for non-compliance. Additionally, following the exit of the United Kingdom from the European Union, a United Kingdom version of the GDPR (combining the GDPR and the United Kingdom’s Data Protection Act of 2018), or UK GDPR, currently imposes the same obligations as the GDPR in most material respects and also provides for considerable penalties for non-compliance. However, the UK GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the United Kingdom government), which creates a risk of divergent parallel regimes and related uncertainty. In the United States, we are or may become subject to various federal and state laws, regulations and rules relating to privacy and data security. A number of states have enacted or are considering enacting laws imposing comprehensive privacy and data security obligations. For example, California has enacted the California Consumer Privacy Act, or CCPA, as amended by the California Privacy Rights Act of 2020, or CPRA, which gives California residents expanded privacy rights and protections, and provides for civil penalties for violations and a private right of action for data breaches. The Federal Trade Commission, or FTC, and states’ Attorneys General have also brought enforcement actions and prosecuted certain data breach and other privacy-related cases as unfair and/or deceptive acts or practices under the FTC Act. Additionally, many statutory requirements, both in the United States and other jurisdictions, include obligations for companies to notify individuals of data breaches involving certain personal information. For example, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach.

Moreover, many of our commercial partners, including credit card companies, have imposed data security standards on us. In particular, the Payment Card Industry Data Security Standards, or PCI DSS, established by the credit card industry, require us to comply with their highest level of data security standards. While we continue our efforts to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs. Additionally, any material failure by us or our third-party providers to maintain compliance with PCI DSS security requirements or to rectify a data security issue may result in fines and restrictions on our ability to accept credit and debit cards as a form of payment.

We make public statements about our use and disclosure of personal information through our privacy policies, information on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy and data security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our privacy and data security practices, even if unfounded, could damage our reputation and adversely affect our business.

Significant fines and penalties may be imposed in connection with any violations of privacy and data security laws, regulations, rules, industry standards and other obligations depending on the severity of such violation, including recurring fines applicable for each violation. In addition, we may be subject to lawsuits, civil liability, sanctions, regulatory or government investigations, increased cost of operations and restrictions on our business practices, and our reputation may be adversely affected, if we fail to comply with applicable privacy and data security laws, regulations, rules, industry standards and other obligations. Any inability to adequately address privacy and data security-related concerns, even if unfounded, could result in additional cost and liability to us, damage our relationships with customers, prospective customers, employees and business partners, and have a material adverse effect on our business.

Loss, unauthorized disclosure, unauthorized use or misappropriation of information, including personal information, regarding our customers, prospective customers, employees, business partners or ourselves, or other cyber-attacks or breaches of our or our third-party service providers’ information security, may expose us to liability, damage our reputation and harm our business. In the processing of our customer transactions and as part of our ordinary business operations, we collect, transmit, store and otherwise process a large volume of personal information, including certain sensitive personal information, of our customers, prospective customers, employees and business partners, and we use online services and centralized data processing, including third-party service providers, extensively to do so. The security of the systems and networks where we and our third-party service providers store such personal information is a critical element of our business, and these systems and networks may be vulnerable to cyber-attacks and other security issues. While we have internal policies on privacy and data security, the preventative measures we have in place may not be sufficient and, as a result, personal information on our customers or employees may be lost, disclosed, accessed or extracted without our or such individuals’ consent. Loss, unauthorized disclosure, unauthorized use or misappropriation of the personal information of customers, prospective customers, employees or business partners, or any other information, could result in legal proceedings against us, including investigations and regulatory actions, that could have a serious impact on our reputation and may materially adversely affect our business, operating results and financial condition. Furthermore, the loss, unauthorized disclosure, unauthorized use or misappropriation of our business information may materially and adversely affect our business, operating results and financial condition.

In addition, our ability to monitor our third-party service providers’ data security is limited. Some of our third-party service providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyber-attacks or breaches of information security. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a cyber-attack or other breach of information security affecting any of these third parties could harm our business.

Cyber-attacks. which include malware, ransomware, computer viruses, phishing or other social engineering, denial of service and other means of disruption or unauthorized access to companies are continuously evolving, have increased in frequency, range, sophistication and strength in recent years, and are conducted by organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation-state supported actors and others. These attacks and incidents include computer viruses, artificial intelligence tools, worms, malware, ransomware, denial of service attacks, defective software, information or data theft, attempts of intrusion through malware email attachments, attacks through third-party platforms that we use, credential stuffing, social engineering, phishing and other unauthorized alterations or accesses to company systems. Cyber-attacks or breaches of our information security systems could cause a range of potentially material negative consequences for us, including lost revenue; unauthorized access to, disclosure, modification, misuse, loss, destruction or theft of company systems or data, including personal information, valuable financial information and confidential data relating to our customers, our employees and our business; the loss of functionality of critical systems; and equipment failures or disruption to our operations, including disruptions that extend in time and materially affect our operations and financial condition.

The costs and operational consequences of defending against, preparing for, responding to and remediating a cybersecurity incident may be substantial. Further, we could be exposed to litigation, regulatory enforcement, investigations or other legal action as a result of an incident, carrying the potential for damages, fines, sanctions or other penalties, injunctive relief requiring costly compliance measures, and reputational damage. Any failures of our security networks or data systems, even if brief, could cause significant losses. While we have taken precautions designed to avoid an unauthorized incursion of our security network and data systems, we cannot assure you that our precautions are either adequate or implemented properly to prevent and detect a cyber-attack or other security network and data system incident and its adverse financial and reputational consequences to our business. As cyber threats continually evolve, we may be required to devote substantial additional resources to modify or enhance our information security systems and networks and our cybersecurity program.

In addition, Mexican aviation authorities such as SICT and AFAC have been and may continue to be subject to cyber-attacks that may compromise confidential and commercially-sensitive information that we may have filed with such authorities and may also affect our operations as these authorities suspend regulatory filings to prevent data leakages as a result of such attacks. For example, in October 2022, AFAC was subject to a cyber-attack and suspended filings for several days in order to contain vulnerabilities and prevent further loss of information.

We cannot ensure that any limitations of liability provisions in our agreements with customers, service providers, business partners and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cyber-attack or other breach of information security. We do not currently maintain cybersecurity insurance, and therefore the successful assertion of one or more claims against us in connection with a cyber-attack or other breach of information security could adversely affect our business and financial condition.

We may not be able to adequately obtain, maintain, protect, defend and enforce our intellectual property rights, including our trademarks, trade names and service marks, which could negatively affect our ability to compete.

We regard our trademarks, trade names, brands, domain names and similar intellectual property as critical to the success of our business. We protect our intellectual property rights through various methods, including intellectual property protection in Mexico, the United States and certain other countries in which we operate. We have rights in certain trademarks, trade names and service marks that we use for our business, including “Aeroméxico” and “Aeroméxico Connect,” and our Eagle-Knight logo.

The protection of our intellectual property rights or the refusal of relevant authorities to register our rights in certain jurisdictions may increase our costs, as we may need to allocate time and resources to protect our rights. Even if we are successful in obtaining a particular trademark registration, we have in the past and may in the future incur significant expenses to enforce our rights, including through maintenance costs, monitoring, sending demand letters, initiating proceedings and filing lawsuits. The steps we take to protect our intellectual property may not adequately protect, or prevent third parties from infringing or otherwise violating, our intellectual property, and we may not be able to register or enforce all of our trademarks, trade names, service marks or other intellectual property. If we are unable to prevent third parties from adopting, registering or using trademarks, trade names and service marks that infringe, dilute or otherwise violate our intellectual property rights, the value of our brands could be diminished and our business could be adversely affected. Any of our trademarks, trade names, service marks or other intellectual property rights may be challenged by others, invalidated, narrowed in scope or held unenforceable through administrative process or litigation in various jurisdictions. In addition, misuse of our intellectual property by third parties may potentially lead to claims by third-parties and adversely affect our reputation. As a result, failure to protect our intellectual property rights may adversely affect our business, operating results and financial condition.

If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to develop and offer new products or services in the future.

We license certain intellectual property and technology that are important to our business, and in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of these obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor (or other applicable counterparty) may cause us to lose valuable rights and could disrupt our operations and harm our reputation. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property against infringing third parties or if the licensed intellectual property rights are found to be invalid or unenforceable.

We believe we have all necessary licenses from third parties to use technology and software that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses on commercially reasonable terms from a third party, if at all, or cause the third party to commence litigation against us. In addition, in the future, we may identify additional third-party intellectual property and technology we need, including to develop and offer new products and services. However, such licenses may not be available on acceptable terms or at all. Further, third parties from whom we currently license intellectual property rights and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable, requiring us to obtain the intellectual property or technology from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third party intellectual property or technology. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products or services, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Negative or false information on social networks, including as a result of significant adverse publicity or inability to achieve certain sustainability goals, could adversely affect our reputation.

Social media and similar platforms use has increased over recent years, including blogs, social media sites and other forms of communication over the Internet that allow people to have access to a broad audience of consumers and other stakeholders. Negative or erroneous information related to us, or that affects us or any of our brands, could be published on these platforms without review. This information could damage our reputation, and we may not be able to correct the information or address the negative claim. As such, misinformation and negative publicity on the Internet may adversely affect our business, financial position and/or operating results.

Our reputation and brand could also be adversely impacted by, among other things, failure to make progress towards and achieve our environmental sustainability and diversity, equity and inclusion goals, as well as public pressure from investors or policy groups to change our policies or negative public perception of the environmental impact of air travel. We have implemented sustainability projects to, among other things, reduce our fuel consumption, and our ability to execute such projects is subject to substantial risks and uncertainties, as it is dependent on the actions of governments and third parties and will require, among other things, significant capital investment, including from third parties, research and development from manufacturers and other stakeholders, along with government policies and incentives to reduce the cost, and incent production, of SAF and other technologies that are not presently in existence or available at scale. Significant damage to our reputation and brand could have a material adverse effect on our business and financial results, including as a result of litigation related to any of these matters.

We may incur substantial compliance costs and be subject to penalties for failing to comply with drug trafficking laws.

We are subject to strict drug trafficking laws, mainly in Mexico, the United States and the European Union, and the authorities of these countries have significant oversight over our activities. Under these laws, we may be subject to severe penalties and reputational damage. In the United States, for instance, we may be liable if authorities conclude that we have intentionally or inadvertently assisted in the commission of international narcotics trafficking crimes. Despite our measures to prevent drug trafficking in our operations, we cannot guarantee that we will be successful in ensuring compliance by all of our employees and business partners.

Risks Related to Mexico

Political events and Mexican governmental policies may result in disruptions to our business operations and financial condition.

The Mexican government has exercised, and continues to exercise, a significant influence over many aspects of the Mexican economy. Thus, the actions and policies of the Mexican federal government relating to the economy as a whole, and in particular taxes, salaries, pension, air transport and similar services, and other political events in the country, could have a significant impact on us, as well as a more general impact on market conditions, prices and yields on Mexican variable and fixed income securities. We cannot predict whether political events or changes in the law, policy and regulations in Mexico, including measures related to new or increased taxes, could affect our business activities, financial condition, operating results, cash flows and prospects.

Political events in Mexico can significantly affect Mexican economic policy and, consequently, our operations. Political disagreements between the executive, legislative and judicial branches could come to a standstill and avoid the timely implementation of political and economic reforms, which in turn could have a major adverse effect on Mexican economic policy and, therefore, also on our business. We cannot predict the impact that political, economic and social conditions will have on the Mexican economy. In addition, we cannot guarantee that political, economic or social developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, operating results and prospects.

Presidential, congressional and other governmental elections were held in Mexico on June 2, 2024, and Ms. Claudia Sheinbaum of the National Regeneration Movement (Movimiento de Regeneración Nacional), or Morena (the main political party of the Morena-PT (Partido del Trabajo)—PVEM (Partido Verde Ecologista de México) coalition), was elected president, taking office on October 1, 2024. The legislators elected in June, 2024, took office on September 1, 2024. As a result of the elections, the Morena coalition currently holds a qualified two-thirds majority in the Mexican House of Representatives and a qualified majority in the Mexican Senate. These majorities give the Morena coalition substantial authority to implement changes to the Constitution, laws, policies and regulations of Mexico.

On September 15, 2024, a constitutional judicial reform overhauling the functioning of the federal judiciary, mandating that all federal judges, including Supreme Court justices, be elected by popular vote, and lowering the qualification requirements to run for a judicial post in Mexico was published in the Federation Official Gazette (Diario Oficial de la Federación) and became effective the day after its publication in the Federal Official Gazette. Pursuant to this constitutional reform, the first election to select new federal judges took place in June 2025. Following this, the Mexican federal and local legislatures were given 90 and 180 calendar days, respectively, from September 16, 2024, to amend federal and local laws to align with the judiciary reform. This process includes the enactment of secondary laws, such as the Organic Law of the Judiciary (Ley Orgánica del Poder Judicial) and the Judicial Career Law of the Federal Judiciary (Ley de Carrera Judicial del Poder Judicial de la Federación), which are in force as of the date of this annual report. The new laws abolish the existing Federal Judiciary Council (Consejo de la Judicatura Federal) that oversaw judiciary discipline and replaces it with a new disciplinary tribunal (with ability to supervise and sanction judges) controlled by the Mexican Congress. Additionally, secondary rules and regulations are still to be approved by the Mexican Congress, but these laws may significantly and adversely affect legal certainty and protections in Mexico, which could adversely affect our ability to defend or enforce claims in court, as well as negatively impact investor confidence in Mexico.

In December 2024, President Sheinbaum initiated a comprehensive restructuring of the federal government which will have the effect of dissolving several autonomous governmental bodies, such as the National Institute for Transparency, Access to Information, and Personal Data Protection (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales), or INAI, the National Council for the Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social), or CONEVAL, CNA, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones), or IFT, the National Commission for the Continuous Improvement of Education (Comisión Nacional para la Mejora Continua de la Educación), or MEJORADU, the Energy Regulation Commission (Comisión Reguladora de Energía), or CRE, the National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos), or CNH, and the National Center of Energy Control (Centro Nacional de Control de Energía), or CENACE, and the transfer of their functions to Mexican Government agencies or to the INEGI. We cannot assure you that similar measures will not be taken in the future, which could have a negative effect on Mexico’s economy.

In February 2025, President Sheinbaum’s administration proposed significant electoral reforms that may materially impact the political landscape, including constitutional amendments aimed at eliminating political reelection and restricting immediate family members from succeeding each other in elected offices, seeking to reduce political dynasties and promote democratic transparency. Additionally, in June 2025, the administration unveiled further proposals to overhaul the electoral system by reducing public funding for political parties, cutting the budget of the National Electoral Institute (Instituto Nactional Electoral), and eliminating proportional representation seats in the legislature. These reforms, if enacted, could substantially alter Mexico’s electoral framework and governance structures. The proposed changes require constitutional approval and face political debate, which creates uncertainty regarding their final form and timing.

We cannot assure you that these reforms will not have a negative impact on our business, financial condition and results of operations.

Adverse economic conditions in Mexico may adversely affect our business, results of operations and financial condition.

We conduct most of our operations in Mexico, and the performance of the Mexican economy affects our business. According to INEGI, in 2025, 2024 and 2023, the Mexican GDP grew 1.2%, 1.5% and 3.3%, respectively. In the past, such as in 2020 when the Mexican GDP decreased by 8.7%, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. During those periods, Mexico went through exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, periods of negative growth or high inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses.

In addition, since a large percentage of our costs and expenses are fixed, we may not be able to reduce them during adverse economic conditions. Accordingly, our profit margins could be adversely affected. We cannot assure you that economic conditions in Mexico will be favorable, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

Changes in taxes and other fiscal assessments can negatively affect us.

The Mexican government regularly enacts reforms to fiscal regimes and other tax regimes to which we and our clients are subject. Such reforms include changes in the tax rate and, sometimes the enactment of temporary taxes, including assessments on air travel, the proceeds of which are intended for designated government purposes.

With respect to the liability of Mexican resident companies, the Mexican government approved and published in the Federal Official Gazette (Diario Oficial de la Federación) tax legislation pursuant to which, starting on January 1, 2022, Mexican resident companies may be jointly and severally liable for taxes arising from the sale or disposition by non-Mexican tax residents, to another non-Mexican tax resident, of shares issued by such companies or securities representing property or assets issued by or of such Mexican companies (such as our common shares and the ADSs), if the relevant Mexican resident company fails to provide information in respect of those sales or dispositions to the Mexican tax authorities and the non-Mexican resident seller of the shares or securities fails to comply with the obligation to pay the applicable Mexican tax, if any. Mexican Administrative Tax Regulations further specify, implementing the aforementioned tax legislation, that companies with securities registered with the RNV are deemed to be in compliance if reporting is made solely in respect to sales or other dispositions that are required to be reflected in their annual report to be filed with the CNBV and the Mexican licensed stock exchanges (because of the ownership percentage held). Given the mechanisms and procedures inherent to stock exchanges, including the volume of trading under the NYSE, Mexican companies, including us, are likely to have a practical impossibility to identify and track sales or other dispositions (even those required to be reported), and provide information to the Mexican tax authorities in respect of common shares or ADSs held by investors. Therefore, if a non-Mexican resident fails to pay Mexican taxes triggered on the sale or other disposition of the common shares or ADSs and we fail to provide the aforementioned information, the tax authorities may assess a joint and several liability on us, for all of the unpaid taxes arising from the sale or other disposition of the common shares or ADSs conducted by any such non-Mexican resident. Further, under Mexican tax legislation, failure to file (or incomplete or incorrect filing) of the aforementioned notice to the Mexican tax authorities is an infringement subject to penalties, and may be deemed to be a cause for the temporary restriction of the digital seal certificate (certificado de sellos digitales) required for the issuance of Tax Receipts (Comprobantes Fiscales Digitales por Internet).

The effects of these changes and any other changes resulting from the enactment of additional tax reforms have not been quantified and they cannot be quantified nor can it be guaranteed that these reforms, once implemented, will not have an adverse effect on us. In addition, our business, financial conditions and operating results could be affected as a result of high taxes on wages, costs associated with additional tax compliance measures arising from recent tax reforms and taxes assessed on air travel.

Peso fluctuations relative to the dollar could adversely affect our financial condition and operating results.

A significant portion of our expenses is denominated in dollars or is indexed to the dollar. These expenses include fuel costs, aircraft leasing, debt instruments, rent and aircraft maintenance. As a result, peso depreciation against the dollar that cannot be immediately passed to customers would increase our expenses and reduce our operating profit and our net profit, to the extent that we could not recover these increased expenses through fare or other revenue increases, which would likely affect our financial condition and operating results.

Measures taken in connection with the exchange of the peso or any currency of the countries in which we operate may limit our ability to transfer or convert pesos into dollars and other currencies in order to make timely payments of interest and principal or rent on our dollar-denominated financial obligations or obligations in other currencies. Although the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into dollars or to transfer other currencies out of Mexico, the Mexican government may institute restrictive exchange rate policies in the future.

Severe depreciation of the peso against the dollar and currency exchange restrictions could adversely affect our business, financial position or operating results. Further, they may significantly affect our ability to earn dollars, cover our costs or convert pesos to dollars in order to make interest and principal payments under our obligations that are denominated in dollars or to satisfy other dollar-denominated obligations, such as our operations outside of Mexico or jet fuel payments.

High inflation in Mexico may decrease demand for our service and increase our costs.

Adverse changes in the Mexican and global economies have had, and may continue having, a negative impact on price stability, resulting in higher inflation. High inflation rates could significantly affect our business, financial position and operating results, as it may, among other things, reduce the purchasing power of consumers, which would negatively impact consumer demand for our flights and increase costs, particularly labor costs, to levels we cannot pass to our passengers. Recently, high inflation has contributed to increase operating costs, including fuel, energy, wages and labor costs. Moreover, high inflation has decreased customer confidence and discretionary spending, which may affect the demand for air travel. To address inflation, we may be required to increase the price of our services. In addition, we may not be able to limit our exposure to inflation, and we may not be able to pass these losses due to high inflation to our passengers through increases in fares. Even if we pass through price increases to our customers, often delays exist between the timing of inflation cost increases and the time at which the ticket price increases take effect. To the extent that inflation exceeds our price increases, our revenue would not increase when adjusted to inflation and would be materially affected.

Interest rates in Mexico could increase our financing costs.

The fluctuations in interest rates affect our financial expenses. We may incur additional debt in the future, and the interest rates may be high, as the interest rates are substantially increasing. Moreover, an increase in interest rates may affect our annual impairment test. Furthermore, debt refinancing at high rates may not be feasible. Alternatively, we may need to refinance our debt to variable rates. As such, interest rate increases may significantly affect our operating results. High interest rates could increase our financial expenses and have an adverse material effect on our liquidity and financial position. In addition, although the Mexican Central Bank has generally implemented monetary policy similar to that of the U.S., domestic interest rates remain high.

Developments in other countries could materially affect the Mexican economy, our business, financial condition or operating results.

The Mexican economy and the business, financial situation and operating results of Mexican companies may be affected by economic and market conditions in other countries, especially where Mexican companies have substantive operations. Consumer demand, preferences, prices adjusted to inflation and costs of raw materials, including fuel, are strongly influenced by macroeconomic and political conditions in the other countries in which we operate. These conditions vary by country and may not be related to the conditions of our operations in Mexico.

Deteriorating economic and political conditions in any of those countries could have an adverse material effect on our financial position and operating results. Actions taken by current United States or Mexican authorities, including changes to the USMCA and other government policies or policy changes, including policies related to investments in the oil and electricity sectors in Mexico, could have a negative impact on the Mexican economy, such as low remittance levels, low bilateral trade and reduction of foreign direct investment in Mexico. In addition, past measures, such as the imposition of tariffs on steel and aluminum by the U.S. administration in June 2025, as well as current or future protectionist actions by the United States or other countries, could reduce international trade, investment, and economic growth. Moreover, perceptions that the United States and other countries adopt protectionism measures could reduce international trade, investments and economic growth. As a result, the Mexican economy may be adversely affected. These economic and political consequences could negatively affect our business, operating results and financial condition.

Other geopolitical events, changes to United States monetary policy, the ongoing instability in Venezuela, the continued conflict between Israel and Hamas in the Middle East, and between Russia and Ukraine, have contributed to high volatility and uncertainty in several financial markets, which may affect emerging economies, such as Mexico. These instabilities may indirectly affect our business, financial position and operating results.

High relative criminality in Mexico may decrease travel to the country and affect our operations.

Security concerns related to Mexico could affect the tourism and aviation industries, which directly affects our operations. For instance, the U.S. Bureau of Consular Affairs has issued alerts requiring caution in certain areas in Mexico due to the risk of certain crimes, including kidnapping. These alerts may discourage international travel to Mexico. Relatively high criminal activity, its potential escalation and the violence associated with it may have a negative impact on the business environment in which we operate. We cannot assure you that the levels of criminal activity will not increase. As a result, our financial condition and operating results may be adversely affected.

We have implemented procedures designed to prevent and address illegal activities. However, we cannot guarantee that these procedures will prevent all illegal activities by our employees, including drug trafficking.

We may be liable for failure to prevent our employees from engaging in illegal and criminal activity and be subject to fines or other penalties, which may have an adverse effect on our business, financial condition or operating results

Risks Relating to Ownership of our Shares and ADSs

The price of the ADSs and our shares may be volatile or may decline regardless of our operating performance, and you may lose part of your investment.

The market price for the ADS or our shares may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts performance expectations;

•	the occurrence of health threats;

•	new conflicts or the escalation of existing conflicts around the world;

•	prices of jet fuel, which are dependent upon a number of different international events;

•	new laws or regulations or new interpretations of existing laws and regulations, including tax guidelines, applicable to the airline industry and the ADSs or underlying shares;

•	regulatory developments affecting us or our industry;

•	general economic trends in the U.S., Latin American or global economies and financial markets, including those resulting from war, terrorist attacks or responses to such events;

•	changes in earnings projections or in research reports about us or the Mexican airline industry;

•	media and public speculation;

•	changes in sovereign ratings or outlooks of Latin American countries, particularly Mexico, or changes in our ratings or outlook or those of other airlines;

•	political conditions or developments in Mexico, the United States and elsewhere.

•	additions or departures of key members of management; and

•	any increased indebtedness we may incur in the future.

These and other factors may lower the market price of the ADSs and our shares, regardless of our actual operating performance. In the event of a drop in the market price of the ADSs and our shares, you could lose a substantial part or all of your investment in the ADSs or our shares.

In addition, the U.S. stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Shareholders may institute securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Sales of the ADSs and our shares by existing shareholders in the public market, or the perception that these sales may occur, especially by significant shareholders, could cause the market price of the ADSs and our shares to decline.

Following our emergence from bankruptcy, a substantial portion of our shares are being held by a limited number of holders. Some of our creditors who receive our shares in connection with the plan may sell the shares for any number of reasons. Other creditors may hold their shares for the holding period applicable to them under U.S. law and sell immediately after such holding period expires, which could result in further price volatility.

If our existing shareholders, in particular our affiliates and significant shareholders, sell substantial amounts of the ADSs and our shares in the public market, or there is substantial trading in the ADSs or shares, hedging activities or perceived perception by the public market that any of these activities will occur, the market price of the ADSs and shares could decline. Sales of a substantial number of such ADSs or shares upon expiration of the lock-up period and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your ADSs at a time and price that you deem appropriate. In addition, sales of these ADSs or shares could impair our ability to raise capital, should we wish to do so. We cannot predict the timing or amount of future sales of the ADSs or shares by our shareholders, but such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for the ADSs and the shares.

Our status as a public company may increase our costs and disrupt the regular operations of our business.

As a public company in the United States, we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ADSs. We will also incur costs that we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the SOX Act, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board. We estimate that we will incur additional costs as a public company, including costs associated with corporate governance requirements.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our executive officers away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

Furthermore, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not attest to our management’s assessment or may issue a qualified report. The independent auditor may decline to attest our management’s assessment or issue a qualified report if:

•	it is not satisfied with our controls;

•	it disagrees with our internal control’s documentation, design, operation or review process; or

•	its interpretation about relevant requirements is different than ours.

In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to timely remediate to meet the SOX Act deadline for the Section 404 compliance. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the market price of the ADSs.

The protections afforded to minority shareholders in Mexico are different from those in the United States.

We are a Mexico-based company. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the laws concerning duties of directors and executive officers, such as the duty of care and the duty of loyalty (the sole duties recognized under Mexican Law), have not been substantially developed or interpreted by Mexican courts and there are no available legal precedents to predict the outcome of any such action. Additionally, there are different procedural requirements for bringing shareholder lawsuits against Mexican public companies in connection with breach of duties, and such lawsuits may only be initiated as shareholders’ derivative suits, i.e., for the benefit of the company and not of its shareholders directly, including not benefiting shareholders initiating the claim directly. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us, our directors, our executive officers or our controlling shareholders than it would be for shareholders of a U.S. company, and our shareholders will not benefit directly from actions against the company.

Provisions of Mexican law and our bylaws make a takeover more difficult, which may impede the ability of holders of ADSs and our shares to benefit from a change in control or to change our management and board of directors.

Provisions of Mexican law and our bylaws may make it difficult and costly for a third party to pursue a tender offer or other takeover attempt resulting in a change of control. Our bylaws contain provisions that require board approval prior to any person or group of persons acquiring, in one or more transactions, directly or indirectly (which would include the acquisition of ADSs), 2.5% or more of our outstanding shares. In addition, the acquisition in one or more transactions of 2.5% of our outstanding shares, including the indirect acquisition through the purchase of shares or ADSs, by any of our competitors requires the prior approval of at least 75% of our board members and holders of two-thirds of our shares.

In addition, under our bylaws and the Mexican Foreign Investment Law, although our shares may be acquired by non-Mexican investors, directly or through ADSs, (i) such shares (directly or through ADSs) may not represent more than 90% of our capital stock, (ii) votes cast by non-Mexican investors that exceed 49% of Mexican investor owned shares represented at the relevant shareholders’ meeting will be recorded and deemed voted in the same manner as the votes of the majority of Mexican investors and, as a result, may not exercise control over us, (iii) at least 10% of our outstanding shares must be held by shareholders deemed as Mexican investors, and (iv) Mexican investors must effectively exercise control over us. ADS holders can exercise their right to vote by providing instructions to the depositary, but subject to the limitations referred to in (ii) above.

Under our bylaws, the majority of our directors must be Mexican and appointed by our Mexican investors. Furthermore, any individual or group of individuals intending to acquire 30% or more of our outstanding shares (whether directly or indirectly, including by acquiring ADSs) would be required to make a tender offer, at the same price and subject to the same conditions, for 100% of our outstanding shares. In addition, pursuant to the Mexican Foreign Investment Law, Mexican investors are required to, at all times, control the company, which could prevent non-Mexican investors to acquire control over our company. Any acquisition of the shares (including ADSs) in contravention of the procedures described above will result in the purchaser not having corporate rights, including, but not limited to, voting rights and the right to appoint directors, in respect to the purchased shares or ADSs (but maintaining economic rights). No transfer in breach of these provisions will be acknowledged by the company or registered in our stock registry.

These provisions could substantially impede the ability of a third party to control us and be detrimental to shareholders desiring to benefit from any change of control. For further information, see “Exhibit 2.1—Description of American Depositary Shares—Voting Rights—How do you vote?”

Mexican law precludes non-Mexican control of our company, limiting the voting power and the number of shares that can be held by non-Mexican investors.

Mexican law places foreign ownership restrictions on companies that provide air transportation such as ours. As a result, and according to our bylaws, Mexican investors must retain voting control over our company, as decisions by the shareholders can only be made with the approval of the majority of our Mexican investors, and non-Mexican investors may not own more than 90% of our shares. To comply with the requirements of the DGIE, receive foreign investment and be in a position to monitor and respect the limits provided in the Mexican Foreign Investment Law, we will employ detailed methods to identify the nationality of the investor and record and count votes at shareholders’ meetings, so that votes cast by non-Mexican investors that exceed 49% of Mexican investor owned shares represented at the shareholders’ meeting and voted, will be recorded and deemed voted in the same manner as the votes of the majority of the Mexican investors. This means that votes controlled by persons that have not proven that are Mexican investors may not be recorded as they were cast. Voting or non-voting by non-Mexican investors will have limited effect on the outcome of any vote, so non-Mexican investors and ADS holders will not be able to exercise control over the management or direction of our company.

In order for us to verify compliance with these restrictions and our bylaws, we review documentation from shareholders that establish Mexican nationality, including, as applicable, identifications, by-laws, certifications and trust documents, depending on the type of shareholder. Holders who are Mexican investors must submit a certification and identity information along with their voting instructions to the depositary (who will provide it to us) and only if such status can be reasonably verified we will record the ADS holder’s vote as a vote by a Mexican investor. See “Exhibit 2.1—Description of American Depositary Shares—Voting Rights—How do you vote?”

We may be required to amend our bylaws and adopt other measures to ensure that we remain controlled by Mexican investors, and your rights as an ADS holder may be affected to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law.

We currently intend to maintain our existing single series of common shares. However, in order to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law, we may be required to amend our bylaws and adopt other measures designed to ensure that Mexican investors retain control of our company at all times. Such measures could include provisions relating to the identification of the nationality of our shareholders, the manner in which voting rights are exercised or counted at shareholders’ meetings, limitations or conditions applicable to voting by non-Mexican investors, and other corporate governance mechanisms intended to ensure compliance with applicable Mexican law.

We submitted draft revised bylaws to the DGIE for review, and on September 30, 2024, received comments from the DGIE on our submission. We expect to continue engaging with the DGIE and submitted in the first quarter of 2026 draft revised bylaws reflecting the structure that we determine is appropriate to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law while maintaining our current single series of common shares. However, the timing and outcome of the DGIE’s review remain uncertain, and the DGIE may request additional information or further amendments to our bylaws or related corporate arrangements.

Accordingly, we cannot predict the final form of any bylaw amendments or other measures that may ultimately be required, nor can we predict the extent to which any such measures may affect the rights associated with our shares and the ADSs, including the voting rights of ADS holders. We will not amend our bylaws until the relevant measures have been authorized by the DGIE. Failure to comply with any existing or additional DGIE requirement may result in fines, injunctions or other actions, which could have a material adverse effect on our business and on the trading price of our shares and the ADSs.

Our bylaws grant exclusive jurisdiction to courts located in Mexico City for disputes related to the interpretation of, or compliance with, our bylaws.

Our bylaws establish that any controversy related to the interpretation of, or compliance with our bylaws must be subject to the exclusive jurisdiction of Mexico City courts. This exclusive jurisdiction may limit our shareholders’ ability to bring a claim against us in a jurisdiction that they consider favorable to them in disputes with us. In addition, it may be costlier for shareholders to present claims in the courts located in Mexico City, Mexico, which could discourage such claims. Nevertheless, our shareholders will not be deemed to have waived their rights related to our compliance with U.S. federal securities laws and the rules and regulations thereunder applicable to FPIs. If a court were to find the exclusive jurisdiction in our bylaws to be inapplicable or unenforceable, we may incur additional costs associated with resolving such legal challenge in jurisdictions, other than Mexico City, Mexico, and we may be subject to damages and losses not currently anticipated, which could have an adverse negative effect on us.

The exclusive jurisdiction provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court and would not prevent a U.S. court from asserting jurisdiction over such claims. In addition, it is uncertain whether a U.S. court would enforce the exclusive jurisdiction in our bylaws in cases related to breach of fiduciary duty and other claims.

The exclusive jurisdiction in our bylaws is not applicable to ADSs holders in their capacity as such. Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may be instituted in any court that has jurisdiction to hear it, including any state or federal court in the State of New York.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

Most of our directors, executive officers and controlling persons named in this annual report are non-residents of the United States, and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or in any other jurisdiction outside of Mexico upon such persons or us or to enforce against them or us, in courts of any jurisdiction outside of Mexico judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of United States federal and state securities laws. There is doubt as to the enforceability in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico, of civil liabilities arising under the laws of any jurisdiction outside Mexico, including any judgment predicated solely upon United States federal or state securities laws.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the shares, the ADSs or the deposit agreement, including, without limitation, any suit, action, claim or proceeding under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual predispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Preemptive rights may be unavailable to non-Mexican investors.

Although not currently required as a matter of Mexican law, if we issue additional shares for cash, we may be required to grant preemptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we would not be able to offer shares to shareholders located in the United States or to holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares, unless a registration statement under the Securities Act is effective or a similar procedure is followed with respect to such rights and shares or an exemption from the registration requirements of the Securities Act or a similar exemption is available.

We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable United States shareholders and ADS holders to exercise preemptive rights, if applicable, the indirect benefits of enabling United States shareholders to exercise preemptive rights and any other factors that we consider appropriate at the time. We will then decide whether to file such a registration statement.

Such a registration statement may not be filed. As a result, United States shareholders and ADS holders may not be able to exercise their preemptive rights in connection with future issuances of the shares. In this event, the economic and voting interest of United States shareholders and ADS holders in our total equity would decrease in proportion to the size of the issuance. Depending on the price at which shares are offered, such an issuance could result in dilution to United States shareholders and ADS holders.

Holders of ADSs and our shares may be adversely affected by currency devaluations and foreign exchange fluctuations, which may adversely affect the price of the ADSs and our shares.

The shares are quoted in Mexican pesos on the BMV, and the ADSs are quoted in U.S. dollars on the NYSE. Movements in the Mexican peso/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs on the NYSE or the Mexican peso price on the BMV. If the Mexican peso exchange rate falls relative to the U.S. dollar, the value of the ADSs could be adversely affected.

Certain shareholders have the right to appoint directors to our board and their interests may not coincide with yours.

Ongoing designation rights are governed by the LMV and our bylaws. Pursuant to the LMV, and as reflected in our bylaws, for each 10% of our shares held by a shareholder, such shareholder has the right to designate one director to our board. In addition, pursuant to our bylaws, we may grant the right to appoint members to our board to certain strategic partners that hold at least 2.5% of our shares. In accordance with the procedures under our bylaws, each of (i) Delta and (ii) the Apollo shareholder hold more than 10% of our shares and, so long as they continue to hold 10% or more of our shares respectively, they will continue to have the right to designate one director each. In addition, Delta is our strategic partner and has an ongoing right to designate two directors to our board for as long as it continues to have this status. Notwithstanding these designation rights, the majority of our board of directors must be appointed by our Mexican investors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Composition of the Board of Directors” and “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Arrangements or Understandings.” As a result of these appointment rights, Delta and the Apollo shareholder will be able to influence the composition of our board of directors and our management, business plans and policies, including the appointment and removal of our officers. The interests of these shareholders may not coincide with your interests, and their director designees may make decisions you disagree with.

We may decide to offer additional shares (including shares represented by ADSs) in the future, diluting the interests of existing holders of shares and ADSs and potentially materially and adversely affecting the market price of shares and ADSs.

If we decide to offer additional shares (including shares represented by ADSs) or other securities convertible into shares in the future, including as consideration for any acquisitions, this could dilute the interests of existing holders of the shares and the ADSs and/or have an adverse impact on the market price of shares and ADSs, as could the public perception that such an offering may occur.

Holders of ADSs have fewer rights than our shareholders and must act through the depositary to exercise those rights.

Holders of the ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. Holders of ADSs will not be able to attend to or to vote at shareholders’ meetings, because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. If you wish to vote directly the shares represented by your ADSs, you will be required to deliver your ADSs to the depositary for cancellation and withdraw the underlying shares. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting unless you withdraw your shares from the ADS program. We expect that the depositary will charge you a fee for both withdrawing and depositing shares. See “Exhibit 2.1—Description of American Depositary Shares” for additional information.

We are a holding company and depend upon dividends and other funds from subsidiaries to service our debt and make distributions to our shareholders.

We are a holding company with no significant assets other than the shares of our subsidiaries. As a result, our ability to meet our debt obligations and make distributions to our shareholders depends primarily on the dividends received from our subsidiaries. Under Mexican law, companies may only pay dividends:

•	from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

•	after any existing losses applicable to prior years have been made up or absorbed into shareholders equity;

•	after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company’s paid-in capital stock; and

•	after shareholders have approved the payment of the relevant dividends at a duly convened meeting.

If we or our subsidiaries fail to comply with these requirements, we may not be able to make distributions to our shareholders or service our debt obligations, which could ultimately have a material adverse effect on us.

As an FPI, we have different disclosure and other requirements than U.S. domestic registrants.

As an FPI, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as an FPI in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act. Our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions, and our principal shareholders are also exempt from the reporting provisions, in each case, contained in Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules, which will permit us to follow Mexican legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, FPIs are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. FPIs are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Mexican law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB.

We cannot predict if investors will find the ADSs less attractive because we will rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active and more volatile trading market for the ADSs.

We may lose our FPI status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as an FPI, either:

•

more than 50% of the voting power of all of our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States; or

•

(1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States.

In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of an FPI, which, if eventually made into rule amendments after a formal rulemaking process, could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to FPIs. The revisions to the FPI definition that the SEC proposed for public comment include possibly updating existing eligibility criteria, adding foreign trading volume requirements and incorporating an assessment of foreign regulation. The public comment period for the concept release ended in September 2025, and as the SEC considers the comments, it is currently not known to what extent the SEC may make changes to the definition of the FPI rules, if any. If the SEC determines to move forward with possible changes to the FPI definition, it would be expected to propose rule amendments for additional public comment before any final rules go into effect.

If we lose FPI status, as a result of changes in our ownership structure or operations, or as a result of changes in the definition of FPIs as a result of any eventual SEC rulemaking, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of ADSs.

The NYSE rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow and we do follow home country practice in lieu of the above requirements. For more information, see “Item 16G. Corporate Governance-Foreign Private Issuer Exemptions.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, the price and trading volume of the ADSs or our shares could decline.

The trading market for the ADSs and the underlying shares depends in part on the research and reports that securities or industry analysts publish about our business or us. If one or more of the analysts who cover us downgrade the ADSs or underlying shares or publish inaccurate or unfavorable research about our business, or research that sets a tone that affects the public’s perception of our business, the market price of the ADSs or underlying shares could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price and trading volume of the ADSs or shares to decline.

We may not pay cash dividends for the foreseeable future.

We have not paid any dividends in the last three fiscal years and may not do so in the foreseeable future. Any future determination to pay dividends will be at the discretion of our general shareholders’ meeting, based on the recommendations of our board of directors, may only be paid if losses for prior fiscal years have been paid and if shareholders have approved the net income, for full fiscal years, from which the dividends are paid and legal reserves have been created to the required levels. The approval for the payments will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant.

The relative low liquidity and high volatility of the Mexican stock market could result in prices and trading volumes of the shares fluctuating significantly.

The BMV is one of the largest exchanges in Latin America in terms of total market capitalization of the companies listed on it, but it has low liquidity and high volatility compared to other foreign stock markets. Although the public participates in the exchange of securities at the BMV, a significant part of the activity at the BMV is carried out by or on behalf of a limited number of large institutional investors and not retail investors. The volume of sale of securities issued by emerging market companies, such as Mexican companies, tends to be lower than the volume of sale of securities issued by companies in countries with more active or important securities markets, in terms of capitalization and number of participants. These market characteristics could limit the ability of a holder of the issuer’s shares to sell its shares at the BMV and could also affect the market price and the liquidity of the shares.

Any failure by us to comply with the requirements stated by the respective authorities in connection with the maintenance of the listing of our shares on the BMV may result in the suspension of such listing and, in certain cases, in the termination of public intermediation in respect of our actions.

We cannot guarantee that we will remain in compliance with all applicable requirements to maintain the listing of our shares on the BMV in the future, and, therefore, cannot ensure that our shares will remain listed on the BMV. Any failure by us to comply with any applicable requirement in relation to the listing of our shares on the BMV, could result in the suspension or termination of the registration of our shares and our listing on the BMV, which would have an adverse and significant effect on the price and liquidity of our shares.

Additionally, in accordance with the LMV, the registration of our actions in the RNV could be cancelled by the CNBV in case of serious or repeated violations of the LMV. In such cases or in case of a violation of the requirements set out in the preceding paragraph, we would be obliged to make a public offer to acquire our shares within a maximum period of 180 days, if required by the CNBV.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is “Grupo Aeroméxico, S.A.B. de C.V.” Our commercial name is “Grupo Aeroméxico.” We were incorporated in México on March 19, 2002. We are currently incorporated as a public variable capital company under the LMV and the LGSM, with duration of 99 years and registered in Mexico City, Mexico. Our registered and principal executive office is located at Avenida Paseo de la Reforma 243, 25th Floor, Col. Cuauhtémoc, Cuauhtémoc, 06500, Mexico City, Mexico. The telephone number at this address is +52 (55) 9132 4000. Our agent for service of process in the United States for U.S. federal security law purposes is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168 and the telephone number at this address is +1 (212) 947 7200.

For a discussion of the important events in the development of the Company’s business since January 1, 2025, see “—B. Business Overview.” For information on our primary capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” In addition, as part of our ongoing corporate simplification efforts, one of our subsidiaries, AM BD GP JV, S.A.P.I. DE C.V., is currently undergoing a formal liquidation and dissolution process. As of the date of this report, such process remains ongoing and has not yet been completed.

For the fiscal year ended December 31, 2025, our breakdown of capital expenditures in Mexico and outside of Mexico were 99.9% and 0.1%, respectively. There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares since January 1, 2024.

Our investor relations website address is ir.aeromexico.com. The information contained on, or that can be accessed through, our investor relations or other websites is not a part of, and shall not be incorporated by reference into, this annual report. We have included our website addresses as inactive textual references only. See “Item 10. Additional Information—H Documents on Display” for additional information.

B.	BUSINESS OVERVIEW

OUR BUSINESS

We are uniquely positioned as the only FSC based in Mexico and the only airline that provides long-haul, wide-body service connecting Mexico with the rest of the world. We offer a premium experience to both international and domestic destinations. As of December 31, 2025, we served every major city in Mexico and 51 international cities in 23 countries across multiple continents: North America, South America, Europe and Asia. We maintain the most attractive route network in Mexico, and we are the leading airline at MEX, the largest airport in Mexico, which is capacity constrained, and accounted for 35.9% of total passengers flying within, to and from Mexico in 2025, according to the AFAC. We also have a strong presence in Mexico’s other large business markets, including Guadalajara and Monterrey, where we provide global connectivity by offering long-haul intercontinental flights. In addition, we have a large footprint in high-demand leisure markets, such as Cancún and Puerto Vallarta. We are the only Mexican airline that is a member of one of the three global airline alliances through our membership in SkyTeam, a global network of 18 international carriers, which we co-founded with Delta more than 25 years ago.

Since we emerged from Chapter 11 in 2022, we have invested to expand our fleet and improve the product and customer experience for our passengers. These investments allow us to maintain the highest service standard as the only FSC based in Mexico, as well as our position as Mexico’s airline of choice. We also reduced our cost structure through our restructuring and began upgauging our fleet to larger, more efficient aircraft. We believe these changes have positioned us for strong, significant and profitable growth, as we operate in one of the largest and highest-growth aviation markets, according to Diio. In addition, according to the public filings, our CASM is significantly lower than that of U.S. legacy carriers and major European international FSCs. We believe that the combination of air travel market size and growth in Mexico has created one of the best air travel market environments in the world.

We have a unique business model in Mexico that positions us for success. Key attributes of our business model include:

•	we are the only FSC based in Mexico offering premium services, which drives our significant revenue premium;

•	we offer premium service to a balanced mix of business and leisure customers;

•	we have a young, modern and upgraded fleet;

•	we transformed our business and rightsized our cost structure;

•	we have industry-leading strategic partners, including Delta; and

•	we have a highly valued loyalty program.

Only FSC based in Mexico offering premium services, which drives our significant revenue premium

We are the only Mexican FSC providing premium service to passengers traveling to, from or within Mexico. We provide our passengers with a high-quality customer experience through offering three classes of cabin service, including our business class product, branded as Clase Premier, with lie-flat beds and a private bar area on certain long-haul flights. We offer additional in-flight amenities, including Wi-Fi connectivity with free text messaging, complimentary beverages and meals curated by world-famous chefs and, on most flights, video screens at each seat. Our premium customers have access to our VIP lounges, and we offer best-in-class on-time performance and reliable baggage handling services. In addition, all of our customers have access to our loyalty program, Aeroméxico Rewards, which is the largest program in Mexico. Through our hub-and-spoke model, we offer multiple daily frequencies and extensive connectivity to important business and leisure destinations, including Mexico City, Monterrey, Guadalajara, Cancún, New York, Los Angeles, Madrid, London, Paris, Rome, Amsterdam, Tokyo, Bogotá, São Paulo, Santiago, Buenos Aires and Seoul. In 2026, we expect to add new routes connecting Mexico City to Barcelona and Monterrey to Paris. Additionally, the strength of our domestic regional arm, Aeroméxico Connect, provides strong network feed for our international long-haul flights and solidifies our domestic footprint. No other airline provides the same level of service and connectivity in Mexico as us, or has a comparable brand recognition, as evidenced by our leading NPS score as of December 2025 within the Mexican aviation industry. Our position in the Mexican market allows us to generate a significant revenue premium as a result of our higher RASM business model, as compared to that of Mexican ULCCs, according to public filings. In addition, according to Diio, we were ranked as the world’s most on-time global airline in 2024 and 2025.

Premium service to a balanced mix of business and leisure customers

Our high-quality product and service cater to both corporate and leisure customers with higher disposable incomes. We believe we are the leading airline within the business community for both Mexican and international passengers traveling to and from Mexico, which we believe will provide incremental tailwinds for growth. Moreover, as compared to other Mexican airlines, our unmatched global network and high-quality product and service give us an advantage with Mexican leisure travelers, as well as with international tourists flying into Mexico. We also have a strong presence within the VFR Mexican-American community. We also believe that many of these passengers prefer our reliable, safe and premium product offering. Serving these demographics with our product allows us to maintain a significant revenue premium over other Mexican carriers, which are ULCCs that serve a different customer base that does not demand a premium product offering. Our significant revenue premium is also supported by growing household income in Mexico. We believe our attractive mix of both premium business and leisure customers offers stable and balanced performance through different market cycles.

Young, modern and upgraded fleet

As of December 31, 2025, we operate a young and highly efficient fleet with an average age of 8.6 years. By comparison, according to public filings, the average fleet age was 14.8 years for U.S. legacy carriers as of December 31, 2024. As of December 31, 2025, our fleet of 165 aircraft consisted of 22 Boeing 787 Dreamliners, 109 Boeing 737s (which includes both Boeing 737-NG and Boeing 737 MAX aircraft) and 34 E190s. The E190s are part of our regional carrier brand Aeroméxico Connect. In 2025, 24.9% of our total flights from MEX, including domestic and international routes, were operated with E190s, which have a configuration of 99 seats per aircraft. As we continue upgauging our fleet, we expect to increase the usage of B737-8 MAX and B737-9 MAX aircraft, each of which have a configuration of up to 181 seats per aircraft. This change could lead to a potential increase of 83% in the number of seats per departure from MEX and an increase in the number of premium seats from 11 to 34 on average for each E190 replaced by a B737-9 MAX.

We intend to further utilize our highly efficient Boeing 737 MAX aircraft instead of E190 aircraft on high demand routes, which will upgauge our fleet and further reduce our CASM. We also plan to upgauge our long-haul fleet over time to include a greater proportion of larger capacity B787-9 wide-body aircraft as demand for longer distance business and leisure routes continues to grow. The larger capacity of our newer aircraft, combined with our plan to further upgauge our fleet with wide-body aircraft, would also allow us to expand our cargo business capabilities. Furthermore, the Boeing 737 MAX and Boeing 787 Dreamliner in our fleet consume 14% and 20% less fuel than older comparable aircraft, respectively, and our new Boeing 737 MAX aircraft emit 40% less noise pollution than our older Boeing 737-NG aircraft.

In addition, as a part of our reorganization, we modified existing aircraft financing agreements and secured new aircraft deliveries under highly attractive conditions during the COVID-19 pandemic. Out of our 137 leased aircraft as of December 31, 2025, 81 were subject to leases that were renegotiated during the Chapter 11 proceedings at favorable terms.

Transformed business with rightsized cost structure

During the COVID-19 pandemic and as a result of our Chapter 11, we underwent a transformational reorganization. We successfully reset our operations, including various fundamental changes to our revenue generation and cost structure. Although certain post-COVID-19 pandemic agreements have already expired, we expect to continue having cost savings while the remaining agreements remain in force.

As a result of this reorganization, we retired older, inefficient aircraft and replaced them with modern, highly efficient Boeing 737 MAX aircraft to support our upgauging strategy and lower CASM. Further, we renegotiated our aircraft leases to reduce lease rates and improve terms for the remainder of our fleet, resulting in significantly lower costs over the life of the leases. Because of low demand for air travel and the aircraft market conditions during the COVID-19 pandemic, we were able to renegotiate favorable monthly fixed rates that will remain in effect until the expiration of the renegotiated lease agreements. All of our renegotiated lease agreements included a PBH period, which allowed us to temporarily adjust our rent payments according to the usage of the aircraft. In addition, we negotiated lower monthly fixed rental rates that came into effect upon the termination of the relevant PBH period. The last of our PBH periods expired in December 2023. The renegotiated leases expire gradually through 2034. We also amended contracts with OEMs to further reduce ongoing maintenance costs.

We also accelerated the shift to direct distribution channels, including our website, to reduce overall transaction costs, and reduced our spending on various other overhead items and external services, and amended many of our vendor agreements to reduce fixed costs and promote a highly variable cost structure. We rationalized contractors supporting airport and cargo operations, optimized in-flight costs and reduced the real estate and equipment used for in-flight, airport, maintenance, and cargo operations.

In addition, we also expect to continue benefiting from the favorable redelivery conditions of aircraft already in our fleet, which will extend until all aircraft subject to renegotiated leases are redelivered. We expect that cost savings related to our modern aircraft, reduced maintenance costs, shift to direct distribution channels, reduced overhead, optimized in-flight costs and reduced use of real estate and equipment will be sustainable into the future and will contribute to continue reducing our CASM ex-fuel. Cost savings related to our favorable fixed rental rates under our renegotiated leases will remain until these agreements are terminated or renewed.

Industry-leading strategic partners, including Delta

We are the only airline in Mexico that is a member of one of the three global alliances through our membership in SkyTeam, a global network of 18 international airlines, which we co-founded with Delta more than 25 years ago. In addition, in 2015, we entered into a JCA with Delta under which the two airlines have coordinated schedules and pricing on cross-border flights between Mexico and the United States under antitrust immunity granted by the DOT, and cooperated in other areas such as loyalty-program reciprocity, lounge access and code sharing. Through our JCA and other agreements with Delta, we have significantly broadened our network reach and increased the options available to our customers. In addition, our ten year partnership has enabled us to adopt international best practices in operations, marketing, customer service and route development. Since our JCA became effective in 2017, we have transported approximately 62.4 million passengers and operated approximately 459,000 flights covering around 670 million miles between Mexico and the United States. The DOT’s grant of antitrust immunity for the JCA was subject to periodic review, and following tentative orders, on September 15, 2025, the DOT issued a Final Order terminating the antitrust immunity of the JCA, effective January 1, 2026. On November 12, 2025, the United States Court of Appeals for the Eleventh Circuit granted the stay jointly requested by us and Delta relating to the Final Order. With this decision of the Eleventh Circuit, the effectiveness of the DOT’s Final Order is stayed pending the resolution of the judicial review. On December 29, 2025, Delta and Aeroméxico filed their opening brief before the Eleventh Circuit in connection with the judicial review of the DOT’s Final Order. As a result, the effectiveness of the DOT’s Final Order remains stayed pending resolution of the judicial review process. On March 27, 2026, the DOT moved to expedite the appeal and requested that oral argument be scheduled at the earliest available date, and on April 1, 2026, the Eleventh Circuit granted that motion. On April 15, 2026, the Eleventh Circuit set the case for oral argument on June 23, 2026. Accordingly, there remains uncertainty as to whether, and to what extent, the JCA will be permitted to continue. For more information about the Final Order and its impact on our business, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted” and “Item 4. Information on the Company—B. Business Overview—Partnerships and Alliances.”

Regardless of the result of the Final Order judicial review process, we expect that we will continue to benefit from our ability to make joint fuel purchases with Delta, which allows us to leverage volume discounts and better credit conditions when purchasing our fuel to achieve economies of scale and reduce maintenance costs for both Aeroméxico and Delta. In addition, following the sale of TechOps MX, we continue to receive maintenance support at the Querétaro facility through third-party service arrangements on similar commercial terms, with the duration of the relevant arrangements extended. We believe that our partnership with Delta has led to a significant increase of our NPS score in the Mexico-U.S. market, while also helping us grow passenger traffic. Since 2017, and as of December 31, 2025, we have transported approximately 62.4 million passengers, representing a CAGR of 31.0%. Although we would need to end certain practices that were built around the antitrust immunity aspects of the JCA if the stay is reversed, we believe that our ongoing relationships with Delta, their retained equity stake in our company, combined with the benefits of our broader network and operational strengths, will continue to support our competitive advantage, even though the efficiencies flowing from the antitrust immunity from Delta since 2017 would be terminated.

We also have code sharing partnerships with other airlines beyond SkyTeam and Delta, including with LATAM. We believe these alliances and partnerships are decisive factors that help drive brand recognition and local market point-of-sale strength, which attract international air travel customers to fly on our system.

Highly valued loyalty program

We control PLM, our subsidiary that operates the Aeroméxico Rewards loyalty program, formerly known as Club Premier, the first frequent flyer program established in Latin America and Mexico’s largest loyalty program. Aeroméxico Rewards is designed to promote customer loyalty and customer satisfaction, which helps us retain and attract customers while generating high margin co-branded revenue streams. As of December 31, 2025, Aeroméxico Rewards had approximately 13.9 million members. Our Aeroméxico Rewards members are able to accumulate and redeem points through a diverse set of travel and shopping partners, as well as everyday credit card expenditure, which drives improved customer loyalty and profitability. Aeroméxico Rewards is the exclusive partner to Aeroméxico and is significantly larger than Mexico’s next largest airline loyalty program. In 2022, we acquired a controlling stake of PLM, the company that manages Aeroméxico Rewards, resulting in improved customer experience due to the full integration of Aeroméxico Rewards with our digital platforms. We intend to continue expanding Aeroméxico Rewards’ high margin co-branded revenue streams by promoting increased use of Aeroméxico Rewards credit cards. For further information about Aeroméxico Rewards, see “Item 4. Information on the Company—B. Business Overview—Aeroméxico Rewards Loyalty Program.”

Mexican Air Travel Market

Mexico is among the largest aviation passenger markets in Latin America and the world, based on ASMs. Mexico is also one of the fastest growing aviation passenger markets in the world, with total passengers expanding at a 6.0% compound annual growth rate, or CAGR, between 2014 and 2024, according to the World Bank. Passenger growth CAGR in Mexico between 2014 and 2024 was more than four times faster than Mexico’s real GDP CAGR of 1.3% over the same period, according to the World Bank. Total passengers expanded at a 5.5% CAGR between 2022 and 2024. Furthermore, Mexico continues to be a relatively underpenetrated market. Based on AFAC data, Mexico had only 0.5 annual domestic passengers per capita in 2024 compared to that of other Latin American markets. For instance, Chile had 0.8 annual domestic passengers per capita during the same period, based on Chilean Civil Aeronautics Board data. If Mexican domestic passengers per capita were to increase to a level consistent with that of Chile’s, that would imply nearly twice the number of annual domestic passengers. If Mexico’s domestic passengers per capita were to increase to a level consistent with the United States or Canada, which had 2.5 and 2.1 annual domestic passengers per capita in 2024, respectively, based on DOT data and Government of Canada Air Passenger Traffic data, that would imply over six times the number of annual domestic passengers.

Source: The World Bank and Country Air Traffic Records (AFAC, DOT, Government of Canada and Chilean Civil Aeronautics Board).

Our Competitive Strengths

We believe that the following key strengths position us to be the airline of choice in Mexico and a key global competitor in international aviation markets.

Largest carrier in Mexico with leading hub in Mexico City

We are the largest air carrier in Mexico, with flights to every major city in Mexico and over 51 international cities in 23 countries across multiple continents and operate the largest fleet in Mexico with 165 aircraft. To support more efficient utilization of our slot portfolio, we are upgauging our fleet with young, highly efficient aircraft. Our fleet also includes 22 wide-body aircraft that provide us with the capability to fly long-haul flights to South America, Europe and Asia, unlike any other carrier in Mexico. In addition, we are the largest carrier in Mexico City, the commercial and political capital of Mexico, through our hub at MEX, the largest airport in Mexico. In 2025, MEX accounted for 33.4% of departures and arrivals, according to AFAC, and 64.2% of all domestic corporate demand in Mexico, according to PRISM. Since the COVID-19 pandemic, we have increased our presence at MEX, allowing us to provide improved service options to our passengers. Our strong leadership position at MEX allows us to offer more flights with better connectivity from the airport and serve our premium oriented customer base, as this airport is located at approximately 4.0 miles from Mexico City’s city center. In addition, in 2022, Mexico City opened an additional airport, NLU, where we also provide services. The shortest distance from NLU to Mexico City’s city center is approximately 28.3 miles. We believe our large fleet, comprehensive global network and expansive operations at MEX position us best to take advantage of growth in air traffic in Mexico.

Significant revenue premium compared to other Mexican carriers

We are the only FSC in Mexico, which we believe to be the largest aviation market in the world served by only one home-based FSC. Our large global network, combined with our membership in the SkyTeam global alliance, provides our Mexican-based customers with access to many markets and countries that no other carrier, domestic or foreign, can provide. Our high-quality product and service provide a more premium experience than any other Mexican carrier. We offer a three-class cabin, unlike any other carrier in Mexico, consisting of Clase Premier (business class), AM Plus (premium economy) and Economy, with in-flight entertainment, Wi-Fi, free messaging, chef prepared meals and full bar options for our passengers. Our focus on customer service is validated by internal studies that show that our NPS was approximately 37.3 points higher than the airline industry average of the other Mexican airlines as of December 2025. We also had the highest NPS score among Mexican airlines in the domestic market, and we have the highest score in the Latin American and U.S.-Mexico cross-border markets for flights originating from Mexico. In addition, according to Diio, we were ranked as the world’s most on-time global airline in 2024 and 2025. Our expansive network, high quality product and loyalty program are unmatched relative to that of other Mexican carriers and allow us to achieve a significant revenue premium. Our RASM in 2025 was 86.3% higher than the average of other Mexican airlines on a stage-length adjusted, or SLA, basis, and we expect to grow this premium in the future by continuing to provide a superior product and service.

Source: CNBV & SEC company filings, CIRIUM.

1.

Figures are adjusted to Grupo Aeroméxico’s average stage length in 2025, of 1,000 miles using each carrier’s scheduled average stage length for the period. SLA RASM = RASM * (Carrier average stage length / 1,000) ^ (0.5).

Highly improved and competitive cost structure

Our CASM in 2025 was substantially lower than that of U.S. legacy carriers and major European international FSCs flying to Mexico. Our reorganization allowed us to take measures that have had long-lasting effects, and we simplified and optimized our aircraft fleet through:

•	the cancellation or renegotiation of leases, some of which are still in force;

•	upgauging of our fleet to reduce operating costs and increase capacity;

•	rationalization of our overhead costs; and

•	the renegotiation of aircraft redelivery conditions.

Additionally, we have significantly lowered our average fleet age through our reorganization. Our average fleet age was approximately 8.6 years as of December 31, 2025 (compared to an average of 14.8 years for U.S. legacy carriers as of December 31, 2025). We are also implementing additional cost-saving initiatives, including workforce realignment, targeted reductions in selling, general and administrative expenses to streamline operations, an increase in aircraft acquisitions aimed at reducing redelivery costs, and the deployment of cost-control measures across various operational and corporate line items.

We believe our younger fleet has increased reliability and reduced downtime, allowing us to minimize maintenance costs and maximize fuel efficiency while providing our passengers with a better product. Between 2019 and 2025, we reduced our fuel consumption per ton-mile by 11%, and between 2020 and 2025, 206,814 tons of CO2 emissions have been avoided as a result of our fuel efficiency program. Our cost discipline have allowed us to create a leaner and more variable cost structure, which we believe will support a substantial reduction in our CASM and CASM ex-fuel, and we believe this cost discipline will sustain our competitive cost structure in the future. The chart below shows the CASM ex-fuel in 2025, of our company and U.S. legacy carriers and major European international FSCs.

Source: Public filings and CIRIUM.

Note: All carriers’ CASM ex-Fuel converted to dollars using the average spot rates for the period. Lufthansa CASM ex-Fuel only includes network airlines.

1.

Figures are adjusted to Grupo Aeroméxico’s average stage length in 2025 of 1,000 miles using each carrier’s scheduled average stage length for the period. SLA CASM ex-Fuel = CASM ex-Fuel * (Carrier average stage length / 1,000) ^ (0.5).

Strategic partnership with Delta

We have a long-standing bilateral strategic partnership with Delta that started more than 25 years ago, and Delta owns 18.7% of our outstanding shares as of the date of this annual report. This relationship has flourished over the years through co-founding the SkyTeam alliance, the TechOps MX partnership, and Aeroméxico becoming the only Mexican airline to receive an investment from a global U.S. carrier. In 2015, we entered into a JCA with Delta under which the two airlines have coordinated schedules and pricing on cross-border flights between Mexico and the United States under antitrust immunity granted by the DOT, and cooperated in other areas such as loyalty-program reciprocity, lounge access and code sharing. The DOT’s grant of antitrust immunity for the JCA was subject to periodic review. Since our JCA became effective in 2017, we transported approximately 62.4 million passengers and operated approximately 459,000 flights, covering around 670 million miles between Mexico and the United States. Our JCA and other agreements with Delta have significantly broadened our network reach and increased the options available to our customers. In addition, our partnership has enabled us to adopt international best practices in operations, marketing, customer service and route development.

The JCA was subject to DOT review following our joint application with Delta to renew the antitrust immunity associated with it in 2022, and on September 15, 2025, after tentative orders, the DOT issued a Final Order terminating the antitrust immunity of the JCA, effective January 1, 2026. On November 12, 2025, the United States Court of Appeals for the Eleventh Circuit granted the stay jointly requested by us and Delta relating to the Final Order. With this decision of the Eleventh Circuit, the effectiveness of the DOT’s Final Order is stayed pending the resolution of the judicial review. On December 29, 2025, Delta and Aeroméxico filed their opening brief before the Eleventh Circuit in connection with the judicial review of the DOT’s Final Order. For more information about the Final Order and its impact on our business, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted” and “Item 4. Information on the Company—B. Business Overview—Partnerships and Alliances.”

Our relationship with Delta has increased our competitiveness and improved the overall customer experience for our passengers by providing a broader network, greater connectivity, improved schedules at diverse price points, frequent flyer reciprocity and shared VIP lounge access. We believe that our partnership with Delta has led to a significant increase of our NPS score in the Mexico-U.S. market, while also helping us grow passenger traffic. Since 2017, and as of December 31, 2025, we have transported approximately 62.4 million passengers, representing a CAGR of 31.0%. If the United States Court of Appeals for the Eleventh Circuit’s stay is overturned, we may need to adjust certain of our practices that we built around the antitrust immunity aspects of the JCA, but we would be able to continue arm’s-length cooperation with Delta to maximize network and operational benefits under a more limited partnership model in ways that comply with the antitrust laws.

Main Mexico-U.S. Cross-border Routes

(1)

The map does not show all of our routes between Mexico and the United States. It includes only the main operational and recently announced Mexico-U.S. cross-border routes, including seasonal routes, in terms of number of transported passengers and passenger revenue.

Well recognized and highly valued brand and loyalty program

We have received many awards for our high-quality product and service. Among our most important accolades, we were named a “Five Star Global Airline” by Airline Passenger Experience Association, or APEX, for the sixth consecutive year under the “Global Airlines” category. In addition, according to Diio, we were ranked as the world’s most on-time global airline in 2024 and 2025. Also, in 2024 and 2023, we were among the “Most Responsible Companies in ESG” according to MERCO, and recognized as the “Champion of Experience” and among the 13 most valuable Mexican brands by Kantar BrandZ and as the “Favorite Airline in Mexico” by Trazee Travel Magazine for the fifth consecutive year. We also received the “Best Flight Experience” award from the Food and Travel Reader in 2022 and 2023. We believe that accolades such as these help further the strength of our brand within our target markets. Our world-class operations and customer service are highly valued by our customers, and we believe that it has significantly improved our already high NPS score.

Our Aeroméxico Rewards loyalty program is the largest loyalty program in Mexico, with approximately 13.9 million members as of December 31, 2025. Aeroméxico Rewards members are able to earn and redeem points for flights, hotels, car rentals and at retail partners. We have three status tiers within our program, which offer members differentiated benefits such as complimentary upgrades and access to VIP lounges throughout our network. Our loyalty program members are our most valuable customers. The average fare paid by our Aeroméxico Rewards members for our flights was approximately 18.6% higher than that of non-members in 2025.

We have co-branded credit card agreements with American Express and Banco Santander México S.A. Institución de Banca Múltiple, Grupo Financiero Santander de México, or Santander, with a combined total of over 380,000 cardholders as of December 31, 2025. The Santander co-branded credit card program agreement is expected to expire on or around May 31, 2026. On November 26, 2025, we entered into a new Co-Branded Card Program Agreement with Inbursa, for the issuance of co-branded consumer credit and debit cards in Mexico, with a launch date of June 1, 2026 and an initial term of 12 years. Under our co-branded credit card agreements, Aeroméxico Rewards members receive points for purchases on their credit cards. Our membership growth plan is instrumental in creating value with our leading bank partners. Together we can leverage our three prominent brands in the Mexican marketplace to create everyday touchpoints with our customers, further fueling engagement and loyalty. We also have partnerships with other airlines, hotels, car rental companies and other third parties that allow our members to accumulate and redeem points at a wide variety of partners. Our co-branded credit cards and third-party partnerships provide us with high margin, diversified revenue streams tied to broader consumer spending rather than air travel. We plan to further expand our loyalty program and credit card partnerships in Mexico and globally.

Seasoned management team

We have a seasoned management team who is focused on protecting and valuing our customers and staff, our most valuable assets. We are the only Mexican airline to be certified as a top employer by the Top Employers Institute in 2023, 2024 and 2025. Our team has more than 98 years of combined experience. Our chief executive officer, Andrés Conesa Labastida, joined us in 2005 and has over 21 years of experience in the aviation industry, including being the chairman of the SkyTeam alliance, a member of the board of governors of the International Air Transport Association, or IATA, becoming the first Mexican to be appointed as chairman of IATA’s board of governors, and serving as chair of the executive committee of the Latin American and Caribbean Air Transport Association, or ALTA, one of the largest Latin American and Caribbean aviation organizations. Our chief financial officer, Ricardo Sánchez Baker, joined us in 2006 and has over 20 years of experience in the aviation and technology industries, including previously serving as chairman of the board of directors of the Sabre Corporation and chair of the Land Support Services (Servicios de Apoyo en Tierra), or SEAT, Technical Committee, which involves Grupo Aeroméxico and Aerolínea del Estado Mexicano, S.A. de C.V., also known as Mexicana de Aviación. Our chief commercial officer, Aaron James Murray, joined our team as chief commercial officer in 2021 and has more than 24 years of commercial aviation experience, including with Northwest Airlines and Delta. We believe that our seasoned and experienced management team distinguishes us from many of our competitors, providing us with deep market and operational insight into how to be successful in our sector.

Strong operations and customer service

With origins dating back to the 1930s, we have a tenured track record providing safe and reliable service and we aim to continue to optimize our operational excellence for our customers going forward. We have improved our on-time performance to 92.0% in 2025, as compared to 88.1% in 2024. According to Diio, we were ranked as the world’s most on-time global airline in 2024 and 2025. Our mishandled baggage rate and completion factor were 4.4% and 99.7%, respectively, in 2025. We intend to invest in fleet expansion, renewal and customer service. By investing in product consistency, reliability and service, we will continue to transport our customers to their destinations on-time, which we believe will allow us to maintain and expand our revenue premium.

We have worked to improve our customer services by expanding the digital tools at our customers’ disposal. For example, we have made improvements to our electronic processes that handle the passenger check-in system, including changes that allow our customers to modify their reservations, seat assignment and monitor their baggage in real time through our mobile application. We have also adopted several other key initiatives, including new and automated baggage reconciliation system and new technologies, such as biometrics, kiosks modernization and check-in improvements. For further information about our information technology systems, see “Item 4. Information on the Company—B. Business Overview—Information Technology.”

Our Growth Strategy

We aim to provide global connectivity and premier customer service to the Mexican aviation market. Through our differentiated product offering and high-level of customer service, we believe that we can continue to maintain our leadership in Mexico. Several key pillars of our growth strategy going forward include:

Upgauging our fleet to drive highly profitable growth

We are committed to an investment plan to expand our product offering and enhance our customer service. We expect to expand our capacity primarily through upgauging our fleet, which presents fewer risks than expanding our fleet by adding new aircraft. This expansion is expected to improve our profitability throughout our network. Moreover, we intend to increase the uniformity of our fleet, which we believe will improve operational efficiency, reduce operating, fuel and maintenance costs and improve our training programs. We expanded our fleet by 29% between 2021 and 2025 and we expect our fleet size to remain stable between 2026 and 2027. Through strategic upgauging, we have also grown our overall capacity, measured based on the total number of seats in our fleet, by 40% between 2021 and 2025. Upgauging primarily helps us optimize usage of our capacity at our hub at MEX and maximize our revenue premium, while flying newer and larger aircraft that are generally preferred by customers. This offers the most efficient and profitable growth as larger aircraft drive lower CASM due to operational leverage, as well as increased fuel efficiency. We intend to further increase the use of modern and efficient aircraft, such as the Boeing 737 MAX, with a better and consistent product to replace older, less efficient, lower capacity aircraft, such as the E190, across our domestic network, as well as more efficient wide-body aircraft such as the B787-9 for our international long-haul flights. For risks related to our fleet upgauging strategy, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, and we rely on a limited number of suppliers for our engines. As such, we are susceptible to issues that affect these suppliers.”

Fleet Upgauge - E190 v. B737-9 MAX

(1)	Considers estimated costs for each aircraft operating the same route during 2025.

Expanding our network through new profitable destinations as well as densifying existing routes

We plan to continue to expand our network by growing our existing routes and expanding into new profitable markets.

We expect to expand our existing network through upgauging to larger aircraft with more seats in capacity constrained airports and adding additional frequencies to high traffic, profitable destinations, using airports with available incremental capacity. Increasing capacity on existing profitable routes provides the most efficient and profitable path to expand our network, as these routes have an existing customer base, sales efforts and infrastructure in place.

We also look to grow our network through new profitable international and domestic routes, including from airports outside of our hub in Mexico City, such as the Guadalajara, Cancún and Monterrey airports, and international destinations that are attractive to VFR passengers. Similar to our existing network opportunity, we believe that there are incremental routes, including those previously served by other airlines but by us, where we can profitably expand our network. Adding incremental routes to our network will further allow us to leverage our loyal customer base, providing them with air service to even more travel destinations. In addition, since the FAA upgraded Mexico to a Category 1 country in 2023, we have expanded our routes in the Mexico-U.S. cross-border market through our JCA with Delta. See “—Continuing to drive growth through our partnerships, including with Delta and other airlines.” For the risks related to our strategic alliances and network expansion, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—Risks Related to Our Business—We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted.”

Sharpening our focus on premium travelers

We intend to consolidate our position as the carrier of choice for travelers to, from, and within Mexico through a variety of strategies that we believe will grow our revenue premium.

We plan to further analyze data on flight occupancy, pricing and demand, utilization rates and revenue per route to expand our revenue base and support our network growth strategy. These efforts are intended to allow us to optimize our schedules and frequencies to important business and leisure destinations. In addition, we believe we are the airline of choice for Mexican corporations, and we intend to reach agreements with more business entities to solidify our position as the preferred carrier for business travel across our domestic and international network. By offering flights to the destinations where our premium customers want to travel when they want to travel, we believe that we will enhance our value proposition and drive growth. The other major airlines based in Mexico generally provide more limited frequency point-to-point service and predominantly serve travelers that are more price-sensitive.

Additionally, we will continue to analyze customer preference data in order to enhance our product offering to premium customers, to grow our value proposition and customer loyalty while also attracting new high yielding customers. As we replace our E190s with new Boeing 737 MAX aircraft across our domestic network, we will significantly improve customer experience. The Boeing 737 MAX is our newest aircraft model and has exclusively designed seats, on-board Wi-Fi, high-definition screens in every seat, individual USB ports and more personal storage space than our E190s. As we increase our usage of the Boeing 737 MAX in place of E190s, our customers will have a much more consistent and much higher quality experience that will allow us to grow our revenue premium.

Continuing to drive growth through our partnerships, including with Delta and other airlines

We believe that our longstanding partnership with Delta and with SkyTeam gives us a competitive advantage unmatched by other carriers in Mexico. These partnerships offer global connectivity and more simplified travel experience to many more destinations than any of our Mexican competitors. Through our code sharing agreements with SkyTeam members, our customers currently have access to over 13,800 daily flights to 945 destinations in 145 countries, as of December 31, 2025. There is still significant untapped potential to leverage our position, to establish additional partnerships globally and profitably grow our business.

We have benefitted significantly from ten years of our partnership with Delta through the JCA, which has enjoyed antitrust immunity granted by the DOT. The JCA has provided us with significant synergies in the cross-border Mexico-U.S. aviation market. The metal neutral nature of our JCA has broadened our customer reach, increased our service options for our customers with expanded connectivity and maximized profitability by capitalizing on the strength of the Aeroméxico and Delta brands in their local points of sale. We intend to continue evaluating new initiatives with Delta to support incremental revenue growth and margin enhancement opportunities. Since January 2024, we have introduced 32 new cross-border routes, 25 out of which were operational as of December 31, 2025, from ten airports in Mexico to 18 destinations in the United States, and we increased by 6% the number of available seats in routes covered by our JCA between 2024 and 2025, widening options for passengers traveling between Mexico and the United States. Within the scope of our JCA, we and Delta offered on average approximately 83 daily flights between Mexico and the United States, which represents an increase of approximately 2.6% in departures as compared to 2024, on approximately 88 routes in 2025.

The JCA was subject to DOT review following our joint application with Delta to renew the antitrust immunity associated with it in 2022. On January 26, 2024 and July 19, 2025, the DOT issued tentative orders tentatively terminating this antitrust immunity; and on September 15, 2025, the DOT issued a final order terminating the antitrust immunity of the JCA, effective January 1, 2026. The Final Order directs us and Delta to wind down certain joint operations covered by the immunity, such as price coordination, schedule coordination, and revenue sharing, while we may still retain arm’s-length cooperation, including in code sharing, frequent flyer program reciprocity, and other joint marketing activities. In the Final Order, the DOT stated that “Delta and Aeroméxico will continue cooperating as arm’s-length commercial partners, continuing many of the benefits of the joint venture.” The DOT further stated that “even without immunity, they will still be able to provide consumer benefits through code sharing, frequent flyer program cooperation, and other joint marketing activities (activities they have engaged in for more than 30 years), which will enable them to continue to attract customers to their services.” On November 12, 2025, the United States Court of Appeals for the Eleventh Circuit granted the stay jointly requested by us and Delta relating to the Final Order. With this decision of the Eleventh Circuit, the effectiveness of the DOT’s Final Order is stayed pending the resolution of the judicial review. On December 29, 2025, Delta and Aeroméxico filed their opening brief before the Eleventh Circuit in connection with the judicial review of the DOT’s Final Order. If the stay is overturned, we believe that our ongoing relationships with Delta in aspects that can be continued in full compliance with the antitrust laws, combined with the benefits of our broader network and operational strengths, will continue to support our growth, even though we may need to modify certain of our practices that were built around the antitrust immunity aspects of the JCA and the efficiencies flowing from the antitrust immunity with Delta since 2017 may be terminated. For more information about the Final Order and its impact on our business, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted” and “Item 4. Information on the Company—B. Business Overview—Partnerships and Alliances.”

Given the success of our JCA with Delta, we see further opportunities for similar bilateral partnerships with other airlines across South America, Europe and Asia. For example, between 2020 and 2024, we entered into strategic code sharing agreements with LATAM, giving our loyal customers additional south bound destinations in Ecuador and Peru. We are expanding that list of destinations under those agreements. Those partnerships also provide loyalty program reciprocity and lounge access in certain locations. We believe there are meaningful growth prospects in broadening our code sharing with LATAM and enhancing connectivity throughout the Americas.

Additional partnerships will help us widen our network reach and increase service connectivity, while still operating under our lower cost structure. We believe this combination will allow for meaningful incremental growth and enhanced profitability.

Expanding our leading loyalty program, Aeroméxico Rewards

Aeroméxico Rewards is Mexico’s leading loyalty program with approximately 13.9 million members as of December 31, 2025. Aeroméxico Rewards membership has grown by approximately 78.4% between December 31, 2020 and 2025, and by approximately 11.7% between December 31, 2024 and 2025. Our program is designed to build lifetime engagement with our highest-value customers through a combination of point-based rewards and a comprehensive suite of elite travel benefits. We offer unique point accrual and redemption opportunities across our partners, the most important being the ability to redeem for air travel on Aeroméxico and our other airline partners worldwide.

In July 2022, we completed the acquisition of most of Aimia’s minority stake in Club Premier, currently known as Aeroméxico Rewards, to obtain control over PLM, which unlocked our ability to establish a direct relationship with our customers and members and allowed us to offer a streamlined digital experience and enhanced portfolio of redemption options that accelerated our customer engagement. This program has enabled us to expand program’s penetration and drive additional premium revenue to Aeroméxico. In addition, as part of our reorganization, we transformed our loyalty program from a distance-based to revenue-based accrual program to attract, incentivize, and reward our most valuable and loyal customers and increase the value proposition for individuals flying shorter distances. We continue to explore additional initiatives that will drive growth for Aeroméxico while also delivering more value to our customers, including through cross-selling services. We believe that these initiatives will support further membership growth in the program, which we also plan to supplement with marketing campaigns on our website and at airports.

Our Aeroméxico Rewards program also benefits from long-term growth in the underpenetrated Mexican loyalty and credit card markets. Our membership base as of December 31, 2025, accounted for approximately 10.5% of the total Mexican population, based on a 2025 estimate. Based on precedent examples across the globe, we believe there is significant room for continued expansion. By comparison, in 2024, LATAM Airlines’ loyalty program, LATAM Pass, accounted for approximately 13% of the population in the relevant geographies where the program operates (Argentina, Brazil, Chile, Colombia, Ecuador and Peru), Avianca’s LifeMiles accounted for approximately 23% of the population in Colombia and Qantas’ Loyalty accounted for 60% of Australia’s population. Additionally, the credit card market in Mexico remains underpenetrated, relative to that of other developed and emerging economies. According to the IMF, in Mexico, the average number of credit cards per adult is approximately 0.4x compared to 0.8x, and 1.4x in Chile and Brazil, respectively, in 2024. As the unbanked population in Mexico continues to diminish with the aid of smartphones and financial technology companies, the eventual sophistication of consumers will drive an increase in the origination and usage of credit cards with travel benefits. Even a modest increase in the per capita credit card rate in Mexico could result in significant growth in our co-branded credit cards.

Enhancing Revenue Premium Through Product Differentiation and Personalization

We have undertaken a transformation of our product offering and the way it is displayed, segmented, and priced. Leveraging modern technology, we now present customers with a more clearly defined and differentiated value proposition across our cabin classes-Economy, AM+, Premier, and Premier One-which enables initial segmentation through differentiated pricing and service attributes. Within each cabin class, we offer a range of branded fare families-Basic, Classic, and Flex-designed to reflect varying customer preferences and willingness to pay. These fare families differ by attributes such as carry-on allowance, checked baggage, seat selection, and ticket flexibility, providing additional differentiation across service levels.

We also continue to expand our ancillary revenue portfolio through the use of New Distribution Capability (“NDC”) standards and emerging technologies to develop and distribute value-added services, including lounge access, priority boarding, and pet transportation. These offerings support our strategy of addressing a broad range of customer needs through customizable options that enhance the travel experience.

Our revenue management systems have been enhanced through the integration of advanced data analytics and customer behavior insights, allowing for more accurate alignment of pricing with perceived customer value across fare classes. We have supported these efforts through investment in personnel, processes, and analytical tools, which enable a more dynamic and precise approach to inventory and price optimization. These capabilities are intended to strengthen our competitive positioning relative to both full-service and low-cost carriers.

We are also in the process of piloting continuous pricing models powered by artificial intelligence. These dynamic pricing strategies are intended to unlock additional revenue potential while offering customers a broader range of price points and product options tailored to their individual needs and preferences.

Our Route Network

As of December 31, 2025, we offer service to 51 international cities in 23 countries and 48 domestic destinations, including every major city in Mexico. The map below represents our international route network as of the date of this annual report, including operational and recently announced routes.

Main International Routes(1)

North America
Vancouver
Seattle
San Francisco
Sacramento
Salt Lake City
Fresno
Las Vegas
Los Angeles
Phoenix
Denver
Dallas
Austin
San Antonio
Houston
Chicago
Detroit
Toronto
Montreal
Boston
Newark
New York
Philadelphia
Washington
Raleigh-Durham
Atlanta
Orlando
Tampa
Miami
Havana
Punta Cana
Santo Domingo
Monterrey
Guadalajara
Mexico City
Europe
London
Amsterdam
Paris
Madrid
Rome
Asia
Seoul
Tokyo
San Pedro Sula
Guatemala
San Salvador
Managua
San Jose
Panama
Cartagena
Medellin
Bogota
Cali
South America
Lima
São Paulo
Santiago de Chile
Buenos Aires

(1)

The map does not show all international routes. It includes only the main operational and recently announced international routes, including seasonal routes, in terms of transported passengers and passenger revenue.

Our History

Our company was founded in 1934 as Aeronaves de México, S.A. de C.V., or Aeronaves. Highlighted below are summary descriptions of certain significant events since our founding:

•	1957: We began flying to New York City and Los Angeles and subsequently expanded by adding operating routes to Spain and France.

•	1959: The Mexican government nationalized Aeronaves.

•	1971: The company began operating under the commercial name “Aeroméxico.”

•

1988: Aeronaves declared bankruptcy and suspended its operations as a result of a significant decrease in demand for air travel in Mexico during the 1980s and a strike by its employees in April 1988. Also in 1988, the Mexican government incorporated Aeroméxico, which then acquired substantially all of the assets of Aeronaves, and the company recommenced operations on a limited number of routes.

•	1991: We launched our Club Premier frequent-flyer program, currently known as Aeroméxico Rewards, the first loyalty program by a Mexican airline.

•	1994: As a result of a financial and operational restructuring, we became a subsidiary of Cintra, S.A. de C.V., or Cintra, a Mexican government-controlled entity.

•	2002: Grupo Aeroméxico was incorporated as the holding company of Aeroméxico’s operations.

•	2011: Grupo Aeroméxico completed its initial public offering in Mexico on the BMV.

•	2012: Delta acquired approximately 30.2 million shares, representing 4% of our equity capital.

•

2015: We entered into a JCA with Delta to deepen joint collaboration on Mexico-United States flights, leading to a lasting commercial relationship with Delta. The JCA includes code sharing agreements, frequent-flyer reciprocity and shared privileges such as access to VIP lounges.

•

2017: Delta launched and completed a tender offer to acquire up to 32% of the shares and settled derivative contracts acquired in 2014 and 2015 for an additional 13% stake, reaching an approximately 49% equity stake.

•

2018: We restructured our fleet and launched a cost optimization program. By this time, Citigroup had sold the majority of its equity stake in our company. Due to share repurchases pursuant to a share repurchase program, Delta’s equity state increased to 51% of our outstanding shares by 2018, subject to the 49% voting limitation imposed under the Mexican Foreign Investment Law.

•

2020: As a result of the COVID-19 pandemic and decrease in demand for passenger air travel, we made substantial changes to our operations and reduced our service offerings. We also filed for voluntary protection under Chapter 11 of the U.S. Bankruptcy Code.

•	2022: We emerged from our Chapter 11 proceedings, satisfying the restructuring plan and completing our exit financing.

•

2022: We obtained control over Club Premier loyalty program, currently known as Aeroméxico Rewards, which had approximately 13.9 million members as of December 31, 2025. We also started the delisting process of our pre-emergence shares on the BMV.

•

2023: We started to see the benefits of our Chapter 11 restructuring efforts and accomplished better results for the year than in any prior year. Standard & Poor’s Global Ratings and Moody’s Investors Service upgraded our credit ratings with a positive outlook.

•	2024: We registered our shares in the RNV, and consequently, we were transformed from Sociedad Anónima Promotora de Inversión, or S.A.P.I, into an S.A.B. de C.V.

•	2025: We conducted our initial public offering in the United States and listed ADSs representing our shares in the NYSE.

Chapter 11 Emergence

In 2020, as a result of the COVID-19 pandemic downturn, we and certain of our affiliates filed voluntary Chapter 11 petitions before the U.S. Bankruptcy Court in the Southern District of New York. Our shareholders approved the restructuring plan in January 2022, and we obtained the U.S. Bankruptcy Court’s approval of the restructuring plan on February 4, 2022. On March 17, 2022, we announced that the conditions precedent to consummate the restructuring plan had been satisfied, and we emerged from Chapter 11 as of that date.

As a result of the restructuring plan, we increased our capital stock to equitize claims and issue equity in relation to new money investment, conducted a reverse stock split and designated new board members. Also, key investors funded new exit debt As a result of the equity and debt capital contributions from investors in connection with the Chapter 11 proceedings, we received access to $1.5 billion in new capital as part of the restructuring plan. On December 22, 2022, the U.S. Bankruptcy Court issued a final decision closing the Chapter 11 proceedings, as the restructuring plan was substantially consummated and the distributions for most of the eligible claims have been made. On November 14, 2024, we redeemed in full $662.5 million of outstanding exit financing notes, at a redemption price of 104.250%, plus interest, additional amounts and premiums.

Tender Offer

In 2022, we obtained CNBV’s authorization to launch a tender offer to purchase, at a price of Ps.184.78, or approximately $10.60, per share up to 11,535,328 shares representing approximately 8.46% of the total outstanding shares prior to the conclusion of the Chapter 11 proceedings with the purpose of delisting all of the shares from the BMV and subsequently cancelling the registration of the pre-emergence shares in the RNV. On December 13, 2022, the CNBV issued an official notification cancelling the registration with the RNV of the Company’s shares. As a result, we were required to create a trust with sufficient funds to acquire the pre-emergence shares at the tender offer purchase price from any investor who did not participate in the tender offer before its expiration. The trust was terminated on July 31, 2023. Pursuant to Mexican law, we ceased to be an S.A.B. de C.V., in connection with the cancellation of the registration of our shares in the RNV.

Ahead of our initial public offering, on April 30, 2024, our shareholders approved the amendment to our bylaws to reflect a capital structure of an S.A.B. de C.V. On July 26, 2024, the CNBV authorized the registration of our shares in the RNV, and we became an S.A.B. de C.V. company.

Our Business

General

We provide public air carrier services for passengers and goods, including charter and cargo services, domestically within Mexico and internationally. Together with our air carrier passenger services, we manage our Aeroméxico Rewards loyalty program, which offers numerous benefits to our customers.

In addition to our domestic routes, we leverage Mexico’s central geographical location to connect the Americas with the rest of the world through international and long-haul routes. We have partnerships with other airlines, mainly through our Delta relationship and our membership in the SkyTeam Alliance, which allow us to benefit from code sharing agreements that extend our reach throughout the globe, frequent flyer program reciprocity, access to VIP lounges and shared marketing efforts. Through this business model, we have created a leading Latin American aviation franchise and established a strong presence on significant international routes to and from Mexico. We believe that in Mexico, we are the preeminent legacy airline with a loyal client base and substantial brand recognition.

Our air carrier services consist of:

•

scheduled passenger air carrier services, which include domestic and international ticket sales and ancillary passenger revenues (which consist primarily of revenue from seat upgrades and add-on services, such as excess baggage fees);

•	cargo air carrier services; and

•	other services.

As the only FSC based in Mexico, we have a products and services portfolio focused on specific customer segments. We operate two airline brands:

•	Aeroméxico; and

•	Aeroméxico Connect.

Aeroméxico, our main airline brand, operates mainly on high-density routes, such as international routes and among the Mexican business triangle between Mexico City, Guadalajara and Monterrey. Internationally, we have reinforced the Aeroméxico brand by focusing our marketing strategy on business travelers and on business routes between Mexico and international destinations, mainly the United States. Aeroméxico Connect is our brand for low-density, short-haul markets, and covers mostly domestic destinations within Mexico.

In addition to our airline brands, we offer aviation-related services to Aeroméxico and to Aeroméxico Connect, as well as to unrelated third parties, through our subsidiaries such as training services through our subsidiary AM Formación; air cargo transportation services through our subsidiary Aeroméxico Cargo; and the management of our loyalty program through our subsidiary PLM.

Passenger air carrier services

As of December 31, 2025, we operated approximately 535 scheduled passenger flights per day on average, flying to 48 domestic destinations and 51 international destinations from Mexico, including 25 in the United States, three in Canada, seven in South America, nine in Central America and the Caribbean, five in Europe and two in Asia. In addition, we resumed the route to Seoul, South Korea in the third quarter of 2024. In 2025, revenue from international and domestic passenger flights represented 63.3% and 36.7%, respectively, of our passenger revenue in the period. In 2024, revenue from international and domestic passenger flights represented 60.1% and 39.9%, respectively, of our passenger revenue in the year. Our passenger air carrier services are sought out by our customers, particularly by business travelers, due to our network, our customer service, leading loyalty program, the high frequency of our services, our record for on-time performance and schedules designed to make possible same-day round-trip flights to a variety of business destinations in Mexico and the United States. Our passenger air carrier operations include ancillary services, such as sales of non-flight items such as seat upgrades, preferred seats and add-on services (excess baggage and other fees charged to passengers).

We operate our passenger air carrier service pursuant to concessions granted by the SICT. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of the Mexican Airline Industry—Concession for the Provision of Domestic and Regular Air Transportation Services” for additional information about the terms of our concessions.

Domestic services

According to the AFAC, as of December 31, 2025, 2024 and 2023, we had a 25%, 28% and 28% share of the domestic Mexican market, respectively, measured by passenger traffic. In 2025, 2024 and 2023, we transported 15.9 million, 17.0 million and 17.5 million passengers on domestic flights within Mexico, respectively.

International services

According to the AFAC, as of December 31, 2025, 2024 and 2023, we had a 14%, 14% and 13% market share for passengers traveling between Mexico and international destinations. These international destinations include the United States, Canada, Central America and the Caribbean, South America, Asia and Europe. International passenger operations, including through our partnership with Delta, represented 21%, 21% and 20% market share of our scheduled and charter operations in 2025, 2024 and 2023, according to the AFAC. In 2025, 2024 and 2023, we transported approximately 12.6 million, 12.4 million and 11.1 million passengers on international flights operated by us and through our partnership with Delta.

Cargo services

Cargo business represented 5.8% and 5.3% of our total revenue in 2025 and 2024, respectively. Our cargo operations are managed by our wholly owned subsidiary Aeroméxico Cargo. Our cargo business consists of:

•	domestic and international cargo transport using the belly capacity of passenger aircraft in our scheduled passenger flights; and

•	cargo transport by other airlines, through inter-airline agreements, which allows us to deliver cargo to destinations that are not covered by our scheduled passenger flights network.

Other operations

In addition to our passenger and cargo air transportation business, we also engage in other businesses, including provision of services, such as:

•	training by our subsidiary AM Formación; and

•	franchise systems (through which we operate Aeroméxico travel stores in various locations in Mexico).

We also offer vacation packages to our customers through Aeroméxico Vacations, formerly known as Gran Plan. Through this service, customers have the opportunity to purchase vacation travel packages that include flight, hotel and/or car rental combinations at a discounted price compared to the cost of purchasing the products separately.

The table below sets forth certain information relating to revenues generated by our relevant service categories for the periods indicated:

	For the Year Ended December 31,
	2025	% of revenue	2024	% of revenue	Variation	2023	% of revenue	Variation
	(in millions of U.S.$, except percentages)
Passenger Revenue
Passengers	4,305.2	80.3%	4,504.8	80.2%	(4.4)%	4,042.8	82.2%	11.4%
Ancillaries	555.3	10.4%	646.1	11.5%	(14.1)%	461.4	9.4%	40.0%
Total passenger revenue	4,860.5	90.7%	5,150.9	91.7%	(5.6)%	4,504.2	91.6%	14.4%
Non-ticket revenue
Air cargo	312.4	5.8%	296.1	5.3%	5.5%	269.9	5.5%	9.7%
Other	187.7	3.5%	172.9	3.1%	8.6%	142.0	2.9%	21.7%
Total non-ticket revenue	500.1	9.3%	469.0	8.4%	6.6%	411.9	8.4%	13.9%
Total revenue	5,360.6	100%	5,619.8	100.0%	(4.6)%	4,916.1	100%	14.3%

In 2025, revenue from international and domestic operations represented 63.3% and 36.7% of our total revenue, respectively. In 2024, revenue from international and domestic operations represented 60.1% and 39.9% of our total revenue, respectively. In 2023, revenue from international and domestic operations represented 58.6% and 41.4% of our total revenue, respectively. The table below presents our revenue per geographical region.

	For the Year Ended December 31,
	2025	2024	Variation	2023	Variation
	(in millions of U.S.$, except percentages)
International	3,393.7	3,377.9	0.5%	2,879.3	17.3%
Domestic	1,966.9	2,242.0	(12.3)%	2,036.8	10.1%
Total	5,360.6	5,619.9	(4.6)%	4,916.1	14.3%

Our Routes

We offer multiple flights every day to an extensive list of business and leisure destinations internationally and domestically within Mexico. Our destinations include Mexico City, Monterrey, Guadalajara, Cancún, New York City, Los Angeles, Madrid, London, Paris, Amsterdam, Bogotá, São Paulo, Santiago, Lima, Buenos Aires and Seoul. In 2026, we expect to add new routes connecting Mexico City to Barcelona and Monterrey to Paris. In addition to our Aeroméxico brand, our domestic and regional arm, Aeroméxico Connect, solidifies our domestic footprint and increases our network by offering routes that connect with Aeroméxico’s international long-haul flights.

Our route network, our aircraft maintenance and other facilities are designed around a hub-and-spoke model, with MEX serving as the central hub. The map below shows our international route network, including operational and recently announced routes:

Main International Routes(1)

North America
Vancouver
Seattle
Montreal
Toronto
Boston
Newark
New York
Detroit
Chicago
Philadelphia
Washington
San Francisco
Sacramento
Salt Lake City
Fresno
Las Vegas
Raleigh-Durham
Denver
Los Angeles
Phoenix
Atlanta
Dallas
Austin
Houston
San Antonio
Orlando
Tampa
Miami
Monterrey
Havana
Punta Cana
Santo Domingo
Guadalajara
Mexico City
San Pedro Sula
Guatemala
San Salvador
Managua
San Jose
Panama
Cartagena
Medellin
Bogota
Cali
Lima
São Paulo
Santiago de Chile
Buenos Aires
South America
Asia
Seoul
Tokyo
Europe
London
Amsterdam
Paris
Madrid
Rome

(1)

The map does not show all international routes. It includes only the main operational and recently announced international routes, including seasonal routes, in terms of transported passengers and passenger revenue.

Our Fleet

Aircraft

The table below shows the number of aircraft in our fleet, including leased and owned aircraft, as of the dates indicated:

	As of December 31,
	2025	2024	2023
Aeroméxico
B787	22	22	20
B737-800-NG	34	34	35
B737-8 MAX	45	37	33
B737-9 MAX	30	21	18
Subtotal	131	114	106
Aeroméxico Connect
E190	34	34	40
Total(1)	165	148	146

(1)

Excludes (i) five owned B737-700-NG aircraft which, as of December 31, 2025, were not flown in revenue passenger service and are being maintained to source spare engines and (ii) one leased B787 aircraft which, as of December 31, 2025, was in delivery process and started operating in 2026.

Our route network ranges from short-haul domestic routes to transcontinental long-haul flights, and we operate different types of aircraft depending on the characteristics of each route. We assign aircraft types to routes based on a combination of factors, including aircraft range, flight frequency and cost efficiency. We have selected our aircraft based on their ability to provide services effectively and efficiently on these routes, and also in order to gain operational and cost efficiencies related to having a limited number of aircraft types that we operate.

Our fleet consists entirely of Boeing and Embraer aircraft. By using only aircraft from these two suppliers, we reduce our costs and improve efficiency by simplifying our maintenance needs and requiring our pilots to be trained to fly only a limited number of aircraft types.

As of the date of this annual report, we operate three types of aircraft in our fleet:

•	The Boeing 787 Dreamliner family of aircraft, consisting of:

•	the B787-8, designed for 243 passengers and an approximate range of 8,400 miles; and

•	the B787-9, designed for 274 passengers and an approximate range of 8,700 miles;

•	the Boeing 737 family of aircraft, consisting of:

•	the B737-8 MAX, designed for 162-178 passengers and an approximate range of 4,000 miles;

•	the B737-9 MAX, designed for 178-193 passengers and an approximate range of 3,800 miles;

•	the B737-800-NG, designed for up to 186 passengers and an approximate range of 3,500 miles; and

•	the E190, designed for 99 passengers and an approximate range of 2,800 miles.

For short- and medium-haul domestic and international flights, we operate Boeing 737 and E190 aircraft. For long-haul passenger flights, we operate Boeing 787 Dreamliner aircraft.

In 2025, we added eight B737-8 MAX, nine B737-9 MAX and one Boeing 787 Dreamliner to our operational fleet. In 2024, we added four B737-8 MAX, three B737-9 MAX and two Boeing 787 Dreamliners to our operational fleet. In 2023, we added six aircraft to our fleet, one Boeing 787 Dreamliner and five Boeing 737 MAX aircraft.

We expect to lease at least five new aircraft between 2026 and 2027, of which three will be Boeing 737 MAX aircraft and two will be Boeing 787 Dreamliner aircraft.

As of December 31, 2025, we had 165 passenger aircraft in our operating fleet, of which 137 aircraft were leased, 26 aircraft were subject to finance lease agreements and two aircraft were owned by us. In 2025, one of our operating leases was converted into finance leases. As of December 31, 2024, we had 148 passenger aircraft in our operating fleet, of which 122 aircraft were leased, 24 aircraft were subject to finance lease agreements and two aircraft were owned by us. In 2024, we paid off two of our aircraft finance leases. As of December 31, 2023, we had 146 passenger aircraft in our operating fleet, of which 136 were leased and 10 aircraft were subject to finance lease agreements.

Engines

In addition to our aircraft fleet, we also maintain an inventory of leased spare engines in order to minimize aircraft downtime for maintenance issues. These spare engines are used as replacements when our aircraft’s operating engines are removed for heavy maintenance. As we have expanded our Boeing 737 MAX fleet over the past three years, we have also increased our inventory of replacement engines that can be used on these aircraft. As of December 31, 2025, we had 39 total engines, of which 36 of them were under lease arrangements, with the last lease expiring in 2037. The table below shows the number of leased spare engines in our fleet as of December 31, 2025:

As of December 31, 2025
Engine type
Leased engines
CF34-10	10
CFM 56	1
LEAP	11
GENX	6
Total leased engines(1)	28
Owned engines
CFM 56	10
CF34-10	1
Total owned engines	11
Total(1)	39

(1)	Excludes four CFM 56 engines, three CF34-10 engines and one LEAP engine that were in redelivery process to the lessor as of December 31, 2025.

As a result of our Chapter 11 proceedings and reorganization process, we were able to favorably renegotiate the terms of our long-term maintenance arrangements with the manufacturers of the engines for our fleet of Boeing 737 MAX and Boeing 787 Dreamliner aircraft, CFM and GE, respectively. We amended the terms of the relevant agreements to reflect our updated fleet plan (including purchases from Boeing) and to re-set the pricing for the maintenance of the related engines (LEAP 1-B engines for the Boeing 737 MAX and gEnx-1 B74/75 engines for the Boeing 787 Dreamliner aircraft). These engine maintenance agreements generally provide for relatively modest monthly payments to the manufacturers based on engine utilization and serve to lock in pricing for future heavy maintenance services based on pre-agreed rates. They also provide for access to spare engines from the manufacturer in certain circumstances in the event flight activities are impacted while engines are undergoing heavy maintenance. The agreements require that we maintain at all times a set ratio of spare engines to total engines in the fleet. As part of the renegotiation of the agreement with CFM, we agreed to purchase additional LEAP 1-B spare engines to ensure maintenance of the required spare engine ratios given the growth of our Boeing 737 MAX fleet during our Chapter 11 proceedings.

Aircraft lease agreements

We lease the vast majority of our aircraft and spare engine fleet through operating lease agreements with a variety of established international aircraft leasing companies pursuant to which we pay monthly rent. The market for aircraft leasing and financing is active and not concentrated among few entities. We have lease agreements with more than 20 of the principal international aircraft lessors. This approach reduces the risks associated with leasing assets from a small group of lessors.

We believe that in general our aircraft and spare engine lease agreements include terms, conditions and covenants that are customary for similarly situated airlines. All of our operating lease agreements have similar structure and similar terms and conditions, which are customarily accepted in the aircraft leasing industry. These terms and conditions include usual delivery and redelivery conditions, conditions precedent, conditions subsequent, lessor and lessee covenants, insurance requirements, indemnity provisions and representations and warranties. As of December 31, 2025, 137 of our aircraft, only one of which was not operational, were subject to operating lease agreements.

We also have aircraft finance leasing agreements supported by EXIM guarantees pursuant to which we follow a periodic schedule of interest and principal payments and have the option to acquire the aircraft at the end of the leasing period. These agreements were renegotiated during our Chapter 11 proceedings through omnibus financing agreements that may cover more than one aircraft. The interest rate of our finance leasing agreements is fixed. As of December 31, 2025, eight of our aircraft were subject to financing agreements classified as financial debt under IFRS, and the aggregate outstanding amount under these financing agreements was $71.9 million. The outstanding amount for each of our three aircraft financing agreements classified as financial debt under IFRS was $55.2 million, $13.9 million and $2.8 million. As of December 31, 2024, the aggregate outstanding amount under these financing agreements was $107.5 million, and the outstanding amount for each of our three aircraft financing agreements classified as financial debt under IFRS was $71.4 million, $24.9 million and $11.2 million. As of December 31, 2023, 10 of our aircraft were subject to these financing agreements, and the aggregate outstanding amount under these financing agreements was $142.1 million. The outstanding amounts for each of our three aircraft financing agreements were $87.1 million, $35.5 million and $19.5 million. We believe that our aircraft finance leasing agreements supported by EXIM guarantees include terms, conditions and covenants that are customary for EXIM financing of similarly situated airlines.

Our leases generally require that we pay a cash security deposit or provide a letter of credit in an amount equal to approximately one to two months’ rent. We also commit to operate, register, insure and maintain the aircraft and the lessor’s rights therein in accordance with specific requirements outlined in each lease, and to return the aircraft in compliance with the redelivery conditions included in the lease. We are also generally required to provide our lessors with certain financial information and to inform them of the operational and maintenance status of the aircraft from time to time. Our leases in most cases also include obligations to maintain our corporate existence and limitations on our ability to merge into another entity or transfer all or substantially all of our assets or to sublease or otherwise transfer possession of the aircraft. Our leases also include obligations to indemnify the lessor for certain taxes and for losses they may incur as a result of our operation of the aircraft. Our lease agreements include events of default that we believe are customary in the industry, such as non-payment of rent, failure to fulfill insurance requirements, breach of covenants, insolvency and similar occurrences and cross defaults to other indebtedness and to other leases with the same lessor. Upon the occurrence of an event of default, subject to applicable grace periods, the lessor has the right to terminate the lease and to take possession of the aircraft or spare engine.

The table below shows information about our leased aircraft and aircraft subject to financing as of December 31, 2025:

	Number of aircraft	% of total aircraft	Aircraft average age
Leased aircraft
Aeroméxico Connect	17	10.3%	16.2
Aeroméxico	120	72.7%	6.0
Financed aircraft
Aeroméxico Connect(1)	17	10.3%	15.6
Aeroméxico(2)	9	5.5%	12.7
Owned aircraft
Aeroméxico	2	1.2%	19.3
Total(3)	165	100%	8.6

(1)	Consists of finance leases of E190 aircraft that are not considered financial debt pursuant to IFRS 16.
(2)	Consists of (i) eight finance leases considered as financial debt pursuant to IFRS 16 and supported by EXIM guarantees; and (ii) one finance lease not considered as financial debt pursuant to IFRS 16.
(3)

Excludes (i) five owned B737-700-NG aircraft which, as of December 31, 2025, were not flown in revenue passenger service and are being maintained to source spare engines and (ii) one leased B787 aircraft which, as of December 31, 2025, was in delivery process and started operating in 2026.

In response to the significant decrease in passenger traffic during the early days of the COVID-19 pandemic and our Chapter 11 proceedings, we renegotiated the financial terms of our lease and aircraft financing agreements. We agreed with our aircraft and spare engine lessors to suspend rent payments under our lease agreements for specified periods of time. These deferral agreements were structured as amendments to our existing lease agreements, according to which the rent due to the relevant lessor was deferred, in whole or in part, for a certain period and then restructured to be repaid in instalments, plus interest, later.

During our Chapter 11 proceedings, we were able to successfully restructure and renegotiate all of our aircraft and spare engine leases and to enter into new leases for additional aircraft on favorable economic and legal terms, reflecting the market conditions during the COVID-19 pandemic. Out of our 137 leased aircraft in operation as of December 31, 2025, 81 are subject to leases that were renegotiated during the Chapter 11 proceedings and 56 are subject to new leases entered into during or after the COVID-19 pandemic. These restructured and new leases are significantly homogeneous across our fleet in terms of structure, contractual terms and covenants than before our Chapter 11 proceedings. We believe that the substantial homogenization of our lease agreements achieved during this process has helped and will continue to help us reduce technical, administrative and legal costs.

As a result of our Chapter 11 proceedings, across our renegotiated leases, the major improvements to the terms included:

•

PBH periods: to account for the substantial decline in demand during the COVID-19 pandemic, for a determined period, the monthly rent payment consisted of a formula based on the actual hourly usage of the aircraft and its engines. To protect against passenger traffic uncertainty after the COVID-19 pandemic, the PBH period lease was capped and applicable until the termination of the PBH period or until passenger traffic levels met certain levels, whichever occurred first. The last of our PBH period expired in December 2023;

•

Revised fixed rent rates: we renegotiated the fixed rent applicable after the termination of the PBH period, Given the market conditions, uncertainties during the COVID-19 pandemic and low demand for aircraft rentals, the fixed rent rates that we were able to renegotiate were lower than the rates prior to the COVID-19 pandemic. These fixed rent rates are applicable until the expiration of the respective lease agreement; and

•

Improved maintenance reserves and better redelivery conditions: requirements to pay maintenance reserves to lessors under our lease agreements were eliminated, which allowed us to improve our liquidity. In addition, we were able to renegotiate mirror in/mirror out redelivery conditions, which consist of the method to calculate the compensation due as a result of airframe and engine maintenance and depreciation, upon the termination of the lease. Under the renegotiated agreements, we agreed with our lessors to return the aircraft in similar conditions in which the aircraft was at the moment when the leases were renegotiated, instead of at the original delivery date under the lease, which reduces our redelivery costs.

The schedule payment of our aircraft finance agreement was also renegotiated, and we refinanced our outstanding balance and interest rates under these agreements.

Because of the prevailing market uncertainty at the time, our aircraft leases entered into during or immediately after the COVID-19 pandemic have rental rates that are substantially lower than pre-COVID-19 pandemic levels. The fixed rent under these agreements is applicable until the expiration of the respective lease agreement.

Our leases generally require that we pay a cash security deposit or provide a letter of credit in an amount equal to approximately one to two months’ rent. We also commit to operate, register, insure and maintain the aircraft and the lessor’s rights therein in accordance with specific requirements outlined in each lease, and to return the aircraft in compliance with the redelivery conditions included in the lease. We are also generally required to provide our lessors with certain financial information and to inform them of the operational and maintenance status of the aircraft from time to time. Our leases in most cases also include obligations to maintain our corporate existence and limitations on our ability to merge into another entity or transfer all or substantially all of our assets or to sublease or otherwise transfer possession of the aircraft. Our leases also include obligations to indemnify the lessor for certain taxes and for losses they may incur as a result of our operation of the aircraft. Our lease agreements include events of default that we believe are customary in the industry, such as non-payment of rent, failure to fulfill insurance requirements, breach of covenants, insolvency and similar occurrences and cross defaults to other indebtedness and to other leases with the same lessor. Upon the occurrence of an event of default, subject to applicable grace periods, the lessor has the right to terminate the lease and to take possession of the aircraft or spare engine.

Aircraft purchase agreements

In 2002, we entered into a general terms agreement with Boeing, which sets out the general terms and conditions that are then incorporated into the aircraft specific purchase agreements we have entered into with Boeing for specific aircraft types. As of the date of this annual report, we have no pending obligations or available purchase options under any aircraft purchase agreement.

Maintenance

The maintenance on our aircraft fleet consists of three main types:

•	airframe line maintenance;

•	airframe heavy maintenance;

•	engine maintenance; and

•	components overhaul and repair.

Airframe line maintenance

Airframe line maintenance consists of routine scheduled inspections of our aircraft, including:

•	48-hour, weekly and overnight services;

•	“A” and “B” services; and

•	diagnostics and routine repairs.

We provide airframe line maintenance service directly, through our own Aeroméxico and Aeroméxico Connect employees, on Aeroméxico and Aeroméxico Connect aircraft, respectively, at our MEX maintenance facilities and all of our domestic stations. Our Aeroméxico facilities in MEX are certified by the AFAC and FAA and accommodate up to seven wide-body aircraft and 27 narrow-body aircraft, whereas our Aeroméxico Connect facilities are certified by the AFAC and accommodate nine regional jets. In addition to our MEX facilities, we have maintenance hangars in Guadalajara and Monterrey. For maintenance in international destinations, we use a combination of our own employees and contractors, as needed depending on the operations volume in each destination.

We provide airframe line maintenance service primarily to our aircraft. All maintenance services performed on our aircraft at airports in Mexico are performed by our personnel, while maintenance services at international airports may be performed by our personnel, third parties supervised by our personnel or exclusively by third parties, depending on the airport. Our maintenance facilities at MEX also feature specialized repair shops designed to accommodate components and emergency equipment, as well as representatives from our main manufacturers, including Boeing, Embraer and GE. Certain line maintenance services may be provided by third-party contractors at international stations.

Airframe heavy maintenance

Airframe heavy maintenance consists of more complex inspections and tests, including:

•	“C” checks; and

•	other aircraft services that typically require more than a four-day visit to our maintenance facilities.

The airframe heavy maintenance of our leased and purchased aircraft is performed by third-party providers. Previously, TechOps MX, our affiliate, performed most of the airframe heavy maintenance services on our narrow-body aircraft. In September 2022, we entered into agreements with MRO Holdings, an aviation services provider specializing in maintenance, repair and overhaul services, for the lease of facilities and sale of TechOps MX operating assets, to MRO Mexico, a subsidiary of MRO Holdings. Under the agreement, MRO Mexico is responsible for providing aircraft modification, maintenance, repair, overhaul and storage services. As we contract higher-maintenance capacity with MRO Mexico, the terms of this agreement become more favorable to us. The agreement permits us to receive these services from other third-party providers acceptable to the company in case of default by MRO Mexico. Airframe heavy maintenance for our aircraft is currently conducted by MRO Mexico, and, following the sale of TechOps MX, the relevant service arrangements continue in effect on similar commercial terms, except for that their duration was extended.

Engine maintenance

We have PBH engine maintenance contracts for our Boeing 787 Dreamliner GENx engines and our Boeing 737 MAX LEAP engines. GE is our exclusive supplier for our Boeing 787 Dreamliner aircraft engines and CFM is our exclusive supplier for our Boeing 737 MAX aircraft engines. We may get the engines from other suppliers, not only from the manufacturer. These PBH agreements have two price components:

•	a price rate per Engine Flight Hour, or EFH, fixed monthly; and

•	a rate per EFH charged only when the engine goes through a qualified Performance Restoration, or PR.

The EFH rate is multiplied by the number of hours of engine utilization since the relevant engine was new or since its most recent PR.

We believe these PBH engine maintenance arrangements with the OEMs temporarily provide us with more favorable and predictable pricing for, as well as accessibility to, engine maintenance over the lifetime of the engines than other alternatives in the market. Our long-term maintenance agreements with GE and CFM generally provide that the manufacturer may terminate such agreements in the event we fail to make payments when due thereunder (subject to grace periods) and in the event the number of the particular type of engines we operate falls below certain minimum levels. In addition, either party has the right to terminate the agreement in the event of a material breach by the other party (subject to grace periods).

Component overhaul and repair

Major repair to certain components, including engines, auxiliary power units, or APUs, and landing gear, is performed by third-party providers outside of Mexico. For the repair of these components, we enter into agreements with the OEMs and approved MRO facilities. We currently have 19 component overhaul and repair agreements. Our overhaul and repair agreements include temporary PBH provisions and cost per-cycle agreements covering wheels and brakes, landing gears overhaul services and inflight entertainment equipment support. These agreements have varying terms from 2023 to 2037 and cover components such as landing gear, wheels and brakes and other aircraft and engine components.

Airport Facilities and Operations

Mexican airports

Our main hub is located at MEX, and we also operate at other airports in and outside of Mexico. We operate hangars, aircraft parking and other airport service facilities at MEX and other Mexican airports through concessions granted by the AFAC.

Our operations at each airport are conducted under agreements with the respective airport’s operator. Our principal airport operations agreements with respect to Mexican airports include:

•	our airport services agreement, dated November 30, 2023, between us and Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. (which operates MEX);

•	our airport services agreement, dated September 30, 2022, between us and Aeropuerto Internacional Felipe Ángeles, S.A. de C.V. (which operates NLU);

•

our airport services agreement, dated March 8, 2024, between us and Aeropuertos y Servicios Auxiliares to service the following airports: Ciudad Obregón, Colima, Ciudad del Carmen, Campeche; Chetumal, Ciudad Victoria, Guaymas, Ixtepec, Loreto, Matamoros, Nuevo Laredo, Nogales, Poza Rica, Puerto Escondido, Puebla, Tehuacán, Tamuín, and Uruapan;

•

our airport services agreement, dated January 2, 2012, between us and Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Mexicalli, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V. and Aeropuerto de Tijuana, S.A. de C.V., subsidiaries of Grupo Aeroportuario del Pacifico;

•

our airport services agreement, dated July 1, 2005, as amended from time to time, between us and Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A. de C.V., subsidiaries of Grupo Aeroportuario del Sureste (which operate the airports located in Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa, accordingly);

•

our airport services agreement, dated December 31, 2002, between us and Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V., subsidiaries of Grupo Aeroportuario del Centro Norte (which operate the airports located in Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Durango, Monterrey, Mazatlán, Reynosa, San Luis Potosi, Tampico, Torreón, Zacatecas and Zihuatanejo);

•

our airport services agreement, dated September 1, 2023, between us and Sociedad Operadora del Aeropuerto Internacional Angel Albino Corzo S.A. de C.V. (which operates the airport Angel Albino Corzo located in the city of Tuxtla Gutierrez);

•	our airport services agreement, dated August 1, 2024, between us and Grupo Aeroportuario Turístico Mexicano, S.A. de C.V. (which operates the airport located in Puerto Escondido); and

•	our airport services agreement, dated March 8, 2024, between us and Grupo Aeroportuario Turístico Mexicano, S.A. de C.V. (new airport group which operates the airport located in Tepic).

These agreements establish our relationships with the relevant airports in respect of various items relating to airport operations, including:

•	airport utilization fees, including landing and take-off fees and other service charges;

•	aircraft parking fees;

•	gate fees;

•	platform fees; and

•	fees relating to the use of passenger-related facilities and amenities located in or provided by each airport, such as:

•	passenger lounges;

•	ticket offices;

•	passenger ground transportation facilities; and

•	space for check-in counters.

International airports

We have a number of airport operating contracts with airports outside of Mexico where we operate. These agreements generally follow the IATA format, and we rely on our SkyTeam partners or other third-party providers with respect to the provision of airport services in airports outside of Mexico.

Ground handling services

Our affiliate, Aeroméxico Servicios, provides ground handling services to support our operations at MEX, such as:

•	baggage and cargo handling;

•	aircraft weighing and balancing;

•	pushback; and

•	aircraft cleaning, water supply and lavatory maintenance.

For other Mexican airports, we rely on third-party providers for ground handling services. In respect of ground handling services outside of Mexico, we have entered into ground handling and below the wing agreements with providers.

Pricing, Revenue Management and Route Structure

Our revenue management policy aims to maximize total revenue per flight while remaining competitive in terms of pricing to our passengers. In order to maintain competitive pricing, we continuously monitor our competitors’ prices and flight schedules in the markets where we operate. We also continuously analyze market opportunities to increase pricing, in accordance with greater demand on specific routes and during certain seasons. When these strategies are successful, we experience increases in our load factor. We have a number of tools at our disposal, which we employ in optimizing our revenue management:

•	our ability to change our prices;

•	our ability to redistribute the number of seats on any specific flight among our code sharing partners; and

•	our ability to leverage our diverse portfolio of aircraft models to adjust the type of aircraft on a given route in order to optimize the number of available seats for each flight.

Remaining competitive often requires that we offer discounted rates on lower-demand routes and on our nighttime flights to compete with low-cost airlines and bus operators that travel to the same destinations.

We expect to continue adopting advanced revenue management practices to maximize RASM. Our modern technology platform allows us to closely monitor our customers’ purchasing patterns and use that data to analyze and identify opportunities where we can improve and refine our revenue management strategy.

Customer experience

Enhancing our customer experience is a major point of strategy for our business, and a key component of our information technology plan. In line with this strategy, in 2023, we implemented information technology projects to improve our customers’ experience, including:

•	introducing programs, such as “Cuadrillas” and “Passport to extraordinary,” to measure the performance of our team, standardize frontline services, and to improve our key performance indicators;

•	supporting the Premier Light Retro-fit reconfiguration by providing data-driven analysis on the satisfaction of customers who used this type of cabin;

•	providing evidence and support for necessary improvements at international baggage claim belts in MEX;

•	enhancing communication with customers during delayed flights and contingencies by sharing customer insights with appropriate areas to develop improvements;

•	launching our customer experience ESG client accessibility plan; and

•	creating our new customer protection center and customer communications team to inform passengers of potential disruptions to their travel plans that are outside of our control.

In 2025, we launched a new beta version of our mobile app, which is more modern and aims at simplifying the look and feel of the app and the customer’s experience, which replaced our legacy app. The new beta version consolidates core services, including shopping and booking, payment with points and Aeroméxico Rewards features in a single, uniform platform, which improves mobile experience.

Partnerships and Alliances

We have entered into commercial partnerships to offer our customers an expanded suite of high-quality products and services, including additional flight options, access to more destinations and more flights, better schedules, competitive rates, access to exclusive lounges and additional opportunities to earn and redeem Aeroméxico Rewards points. Our partnerships have allowed us to generate additional revenue by selling our inventory to our code sharing partners and receiving commissions from these partners as a result of selling seats on their flights, Aeroméxico Rewards points and access to our VIP lounges. In addition, these partnerships allow us to improve our brand recognition, take advantage of shared marketing programs with partners and improve brand loyalty by better meeting our customers’ needs.

Since the earliest days of the SkyTeam Alliance, we have had in place certain alliance agreements with Delta, including a code sharing agreement, a frequent flyer participation agreement, a lounge access agreement, a special prorating agreement and a marketing agreement. In 2015 we entered into our JCA with Delta, which was approved by CNA and the DOT and became effective in 2017. The JCA sets forth the general terms and conditions of our alliance with Delta and provides that we and Delta will coordinate closely on all non-stop routes between the United States and Mexico and certain connecting flights. Upon effectiveness of the JCA in 2017, we terminated the then-existing marketing agreement and amended and restated the terms of the rest of the implementing agreements to give effect to the terms of the JCA. The JCA also sets forth the management structure for our business cooperation with Delta and has a profit sharing provision pursuant to which profits over a certain threshold established in 2016 are shared between Delta and us, maximizing our revenue and cost synergies. The metal-neutral nature of our partnership with Delta has broadened our customer reach, increased our service with more connectivity and maximized profitability by capitalizing on the strength of the Aeroméxico and Delta brands in their local points of sale. Our partnership with Delta has also provided significant cost synergies from joint airport operations, supply chain, procurement and best practice exchanges. The JCA has also increased our competitiveness and improved the overall customer experience for our passengers by providing a broader network, greater connectivity, improved schedules at diverse price points, frequent flyer reciprocity and shared lounge access.

In 2015, the CNA issued a resolution approving the JCA with respect to the Mexican Antitrust Law (Ley de Competencia Económica) and, in 2016, the DOT approved the agreement and granted immunity from United States antitrust laws, which became effective in 2017. The DOT’s grant of immunity permitted us to coordinate pricing and scheduling matters with Delta in the U.S.-Mexico cross-border market and was given subject to certain conditions (including relinquishment of slots at MEX to certain of our competitors). The JCA is subject to periodic reviews by government authorities. On March 29, 2022, we filed our application for renewal of the antitrust immunity with the DOT, which maintained antitrust immunity until final departmental action to the contrary.

On January 26, 2024, the DOT issued a tentative Order to Show Cause, or the Order, to Delta and us, tentatively dismissing without prejudice our application to renew the DOT’s approval and grant of antitrust immunity for the JCA and tentatively terminating its grant of such immunity. The Order was issued following certain actions by the Mexican government which, according to the DOT, would violate the U.S.-Mexico Air Transport Agreement and have had the effect of removing a necessary precondition for the consideration of an antitrust immunity application or continuation of an existing immunized joint venture. On January 29, 2024, together with Delta, we filed a motion to the DOT requesting an extension to file our objection to the DOT’s position. The DOT partially granted our request, and we and Delta jointly filed objections to the Order on February 23, 2024. In addition, we understand that on February 9, 2024, Delta filed a request urging the DOT to continue engaging in consultations or, if necessary, to begin arbitration, with the Mexican government under the U.S.-Mexico Air Transport Agreement and, in parallel, to invoke procedures under 14 C.F.R. Part 213, or Part 213 procedures, which would allow the DOT to impose schedule filing requirements on all Mexican carriers serving the United States. Also on February 9, 2024, we understand that Delta requested that the DOT suspend the procedural schedule of the Order while Delta’s Part 213 procedures request remains pending. On July 19, 2025, the DOT issued the July 2025 Order. In the July 2025 Order, the DOT expressed concerns regarding the Mexican government’s actions in connection with the relocation of all cargo operations and slot management at MEX, and claimed that these measures were inconsistent with the obligations under the bilateral U.S.-Mexico Air Transport Agreement and with a fully liberalized “Open Skies” environment necessary for granting antitrust immunity. The July 2025 Order tentatively concluded that the basis for DOT’s grant of antitrust immunity for Delta and Aeroméxico in 2016 was no longer valid and tentatively disapproved the JCA because in the DOT’s view the JCA was no longer required by the public interest and continuation would be adverse to the public interest. On August 8, 2025, the DOJ submitted a comment in support of the DOT’s July 2025 Order, stating that it supported the DOT’s tentative decision to withdraw its approval and grant of antitrust immunity to the JCA.

On September 15, 2025, the DOT issued the Final Order terminating the antitrust immunity of the JCA, effective January 1, 2026. The Final Order directs us to wind down certain joint operations covered by the antitrust immunity by January 1, 2026, such as price coordination, schedule coordination, and revenue sharing, while we may still retain arm’s-length cooperation in code sharing, frequent flyer program reciprocity, and other joint marketing activities.

On October 9, 2025, we and Delta jointly filed a petition with the U.S. Court of Appeals for the Eleventh Circuit to review the Final Order. On October 10, 2025, we also filed with the DOT an emergency motion to stay the Final Order, seeking that the DOT suspend the effectiveness of the Final Order pending the completion of the judicial review process. These requests aim at preserving the continuity and stability of our long-standing cooperative framework that, for nearly a decade, has enhanced connectivity between Mexico and the U.S., strengthened market competition and generated substantial benefits for travelers and the broader aviation industry. The stay would maintain the current operating structure while federal courts review the legality of the Final Order, ensuring that any changes to our strategic partnership occur only after due judicial consideration. By doing so, we seek to safeguard regulatory certainty, operational stability, and the long-term value created through our alliance for customers, partners, and investors alike. On November 12, 2025, the United States Court of Appeals for the Eleventh Circuit granted the stay jointly requested by us and Delta relating to the Final Order. With this decision of the Eleventh Circuit, the effectiveness of the DOT’s Final Order is stayed pending the resolution of the judicial review. Accordingly, there is uncertainty as to whether, and to what extent, the JCA will be permitted to continue. On December 29, 2025, Delta and Aeroméxico filed their opening brief before the Eleventh Circuit in connection with the judicial review of the DOT’s Final Order.

On October 28, 2025, the DOT issued new orders in connection with its ongoing review of aviation relations between the United States and Mexico. One of these orders disapproved certain existing and proposed scheduled services of Mexican air carriers to the United States. In addition, the DOT issued a tentative order proposing to restrict the transportation of cargo on combination passenger services between Mexico City and the United States, which is subject to further administrative proceedings and would not become effective unless and until a final order is issued. The Company is currently analyzing the potential operational and financial impacts of these regulatory actions. As of the date of this annual report, no material impacts have been determined.

Regardless of the result of the above-mentioned litigations, we expect that we will continue to benefit from our ability to make joint fuel purchases with Delta, which allows us to leverage volume discounts and better credit conditions when purchasing our fuel, to achieve economies of scale and reduce maintenance costs for both Aeroméxico and Delta. In addition, following the sale of TechOps MX, we continue to receive maintenance support at the Querétaro facility through third-party service arrangements on similar commercial terms, with the duration of the relevant arrangements extended. Although we would need to end certain of our practices that were built around the antitrust immunity aspects of the JCA if the Final Order remains unchanged or not be stayed, we believe that our ongoing relationships with Delta in aspects not subject to the antitrust immunity, combined with the benefits of our broader network and operational strengths, will continue to support our growth.

In connection with our initial public offering, Delta has entered into a lock-up agreement with us pursuant to which it will refrain from disposing of our shares until and including the four-year anniversary of our initial public offering prospectus, subject to certain exceptions. See “Item 7. Major Shareholders and Related Party Transactions—B. Transactions with Delta—Delta Lock-Up Agreement.”

SkyTeam alliance

We are a founding member of the SkyTeam alliance. Among the benefits to its members, the SkyTeam alliance provides the opportunity to participate in:

•	code sharing agreements;

•	frequent flyer program reciprocity;

•	access to VIP lounges operated by alliance member airlines; and

•	shared marketing activities.

As of the date of this annual report, SkyTeam’s current active members include, in addition to Aeroméxico:

•	Aerolíneas Argentinas;

•	Air Europa;

•	Air France;

•	China Airlines;

•	China Eastern;

•	Delta;

•	Garuda Indonesia;

•	Kenya Airways;

•	KLM Royal Dutch Airlines;

•	Korean Air;

•	MEA Air Liban;

•	SAS Scandinavian Airlines;

•	Saudia;

•	TAROM;

•	Vietnam Airlines;

•	Virgin Atlantic; and

•	Xiamen Air.

As of December 31, 2025, SkyTeam members operate more than 13,800 flights per day to 945 destinations in 145 countries around the world. These airlines carry more than 605 million annual passengers and operate more than 750 VIP lounges.

The agreement establishing the terms of the SkyTeam alliance expires on June 21, 2029 and has a renewal option for five years upon expiration. Under the SkyTeam agreement, we are required to satisfy certain minimum product and service standards applicable to all airlines in the alliance. Every year, we contribute to a previously agreed upon annual marketing budget. As a restriction, SkyTeam members are not allowed to participate in code sharing agreements or reciprocal frequent flyer programs with other airlines without consent of the SkyTeam members. In addition, we have entered into bilateral agreements with each SkyTeam alliance member establishing the terms and conditions of our relationship with the respective airline.

Other commercial alliances

In addition to SkyTeam, we have other strategic commercial partnerships that are approved by our SkyTeam partners. These relationships allow us to grow our market presence by giving us various options to better serve our customers. Our strategic bilateral commercial alliances include code sharing partnerships with:

•	LATAM;

•	GOL Linhas Aéreas,

•	El Al Israel Airlines;

•	Japan Airlines; and

•	WestJet.

These partnerships benefit us with code sharing agreements, which allow our customers to reach destinations at points beyond those marketed by us, frequent flyer program reciprocity and VIP lounge access. Through these partnerships, we generate additional revenue and enhance our brand recognition.

Partnerships

We have agreements with financial institutions and retailers to expand the scope and profitability of our offering. Since 1997, we have had a partnership with American Express in which American Express issues several co-branded credit cards that give cardholders several benefits and, since 2006, the holders of these co-branded cards may use their cards to get benefits from our Aeroméxico Rewards program. In addition, we receive a percentage of the total revenue from purchases made using these credit cards.

We also have agreements with other banks and other institutions to expand the scope and reach of Aeroméxico Rewards. For example, we have an agreement with Santander for the issuance of Visa co-branded credit cards. While this contract is expected to expire on or around May 31, 2026, on November 26, 2025, we entered into a new Co-Branded Card Program Agreement with Inbursa for the issuance of co-branded consumer credit and debit cards in Mexico, with a launch date of June 1, 2026 and an initial term of 12 years. Furthermore, we have entered into agreements with most of the major banks that issue credit cards in Mexico that facilitate customers of such banks to redeem Aeroméxico Rewards program points.

In addition, we have partnerships with numerous international and Mexican hotel chains and other travel-related companies, which permit our Aeroméxico Rewards members to earn points for stays or rentals. Furthermore, we have alliances in place with more than 55 retail and service companies in Mexico, including many top brands under which our Aeroméxico Rewards members can accumulate Aeroméxico Rewards points based on purchases of products and services or by converting the points accumulated through these companies’ own reward programs into Aeroméxico Rewards points. Our Aeroméxico Rewards members may even use points to make payments at retailers such as Gandhi and MacStore.

Jet Fuel

Mexico

Jet fuel represents the largest item within our total expenses. In 2025, 2024 and 2023, fuel costs represented 25.7%, 27.2% and 31.2% of our total operating expenses, respectively. As of the date of this annual report, we obtain fuel in Mexico from World Fuel and ASA.

World Fuel is among the largest fuel suppliers in the world and is our main supplier. We entered into the World Fuel supply agreement in January 2019, which was renewed in 2022 and 2025 and expires in April 2027. We obtain approximately 73% of our fuel in Mexico from World Fuel.

ASA continues to be the leading supplier of jet fuel in Mexico through its network of aviation fuel stations throughout the country, and we entered into the ASA fuel supply agreement on December 31, 2021. We obtain approximately 27% of our fuel in Mexico from ASA. Our current ASA fuel supply agreement expires on December 31, 2028. Routine renewal discussions with ASA usually start three months ahead of the expiration. Under this agreement, any party may terminate the contract with 30 days’ notice.

These agreements establish payment terms, credit and warranty provisions, fuel quality requirements and procedures to determine volume, quantity and price. We routinely communicate with our fuel suppliers about our fuel demands, and they may adjust the volume provided under the fuel agreements in case of increases or decreases in our fuel consumption demand. Both ASA and World Fuel obtain the jet fuel that they resell from PEMEX, Mexico’s state-owned oil company that produces refined hydrocarbons, although under the World Fuel agreement, a portion of the purchased jet fuel may be imported.

The price that we pay for fuel under the ASA and World Fuel contracts is reflective of fuel base prices set by ASA’s board of directors based on the price determined by PEMEX, the Energy Regulatory Commission (Comisión Reguladora de Energía) and the Ministry of the Treasury and Public Credit of Mexico (Secretaría de Hacienda y Crédito Público), or the SHCP, for the agreement with ASA, and by the SHCP, for the agreement with World Fuel. Under the World Fuel agreement, we have access to a credit line and may receive discounts depending on the contracted volume. Such prices are based on the U.S. Gulf Coast Waterborne Fuel international index because PEMEX is subject to this pricing for the oil that it sources from third parties. The price we pay for imported fuel in terms of the World Fuel agreement is based on Platt’s USGC Jet 54 Prompt Pipeline. The price we pay for the refined product also takes into account logistical costs and commercial conditions as between ASA and World Fuel, on the one hand, and PEMEX, on the other hand, based on the amount of purchased fuel. Transportation rates for ASA and World Fuel to deliver to us at each airport also impact the price we pay. Depending on the delivery distance to the airport, pipeline and tank car rail transport may be used, and the rates charged for these delivery methods also impact the price we pay. For these and other reasons, the fuel price we pay is subject to a regular adjustment. For further details about the risks related to the variations of fuel costs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are highly impacted by volatility in the price and availability of jet fuel.”

International

To cover our fuel needs at airports outside of Mexico, we purchase fuel from local suppliers in those locations, such as Chevron, Valero and British Petroleum, at prices generally based on the Platt’s Oilgram Price Report applicable in the relevant region. In order to ensure a fuel supply at international airports, we generally enter into annual fuel contracts with suppliers in each international airport to which we fly. We are subject to a bidding process to enter into these types of contracts. We work closely with Delta in these bidding processes, which allows us to leverage volume discounts and better credit conditions. This partnership also helps us to avoid supply chain disruptions and guarantee access to the necessary fuel volumes for our operations, as combined we have more purchase power vis-à-vis certain suppliers. As of the date of this annual report, 99% of our international fuel supply volume in international stations was obtained through bidding processes in coordination with Delta. Delta has developed a robust self-supply network in the United States that may favor us in case of fuel shortage. Leveraging the volumes and the knowledge of both airlines has provided benefits for both companies, not only because we believe we have access to better economic terms and pricing but also because it increases our supply security.

Safety

One of our main priorities is providing safe transportation. We adopt high standards of training and education for our crew and maintenance personnel and for the maintenance of our aircraft. We have established world-class safety standards and we were the first Mexican airline to receive the IOSA safety certification from the IATA. Our IOSA certifications have been renewed as a result of each review. Our Aeroméxico Connect’s IOSA certification expires on July 1, 2027. Our Aeroméxico’s IOSA certification expires on November 13, 2026.

In the context of our recent Chapter 11 emergence, reorganization and changes to our new board of directors, we created the safety committee in 2022. For further information about our safety committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Safety Committee.”

We are engaged in the TSA’s Program to Prevent Acts of Unlawful Interference and the United States Border Protection and Customs Agency’s Safety Program. We have also earned a Customs Trade Partnership Against Terrorism certificate. Furthermore, Aeroméxico is an active member of the International Society of Air Safety Investigators, or ISASI, an institution focused on the prevention of air accidents, and a member of the Flight Safety Foundation, a non-profit organization focused on improving world-wide air safety.

We are the first airline in Mexico to adopt and implement the ICAO recommendation on the Safety Administration System, which is the most advanced and standardized safety procedure system in the airline industry.

The FAA periodically audits regulatory aviation authorities in other countries. In May 2021, the FAA downgraded Mexico to Category 2 following a review of the Federal Civil Aviation Agency of the Government of Mexico because it concluded that Mexico did not comply with ICAO’s international aviation safety standards. As a result of this decision, our existing flights to and from the United States continued their normal operations, but Mexican airlines were subject to restrictions on growth, consisting primarily of adding destinations to the United States, as long as Mexico remained a Category 2 FAA country. These restrictions also included certain adjustments to code sharing agreements and prohibitions to increase routes or frequencies to certain locations, add new flight destinations and register new aircraft allowed to fly in United States’ airspace. On May 3, 2023, the Mexican government published amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and the Airports Law in the Mexican Federal Official Gazette (Diario Oficial de la Federación). These amendments incorporate into law the ICAO standards needed to comply with the IASA requirements for a Category 1 FAA country. The SICT announced through AFAC that it would request a final audit by IASA and implement any measures requested by IASA to recover Mexico’s Category 1 FAA country status. The audit was completed on June 2, 2023. On September 14, 2023, the FAA upgraded Mexico back to Category 1 country status.

For further information about the risks in connection with the FAA’s downgrade of Mexico, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The growth of our operations in the United States has been, and may in the future be, curtailed by FAA country safety assessments.”

Information Technology

Our information technology efforts focus on supporting our operation. We have adopted measures to promote cloud migration and expand the capacity and agility of our sales and distribution channels, with a focus on improving the customer experience and enabling new functions to be employed by our reservation agents and at our airport check-in desks. For example, we have made improvements to our electronic processes that handle the passenger check-in system, including changes that allow our customers to modify their reservations, seat assignment and monitor their baggage in real time through our mobile application. We have also prioritized improving solutions for remote work, as well as the modernization of our IT infrastructure components.

Our digital sales and distribution channels ecosystem are essential to our commercial and customer experience strategies. Over the last several years, we significantly improved our system availability through infrastructure redundancy and a reliable strategy, as well as boosted our digital ecosystem enhancing and enabling new products such as:

•

digital channels that provide support for international travel, which include providing the option to international markets to pay for checked or carry-on bags online, baggage notifications and corporate accounts migrated to our new website experience for business;

•	renewal of our kiosk hardware, which enhances passenger experience and our reliability;

•	Aeroméxico Rewards integration with our website and premium services in connection with our rebranding; and

•	a new mobile app, which improves the experience of domestic and global customers.

To improve our operational efficiency, we focus on real-time data and event-driven processes. We have adopted key initiatives, such as:

•	a new and automated baggage reconciliation system;

•	turn around manager, which consists of tools to track ground operations to assess turn over times and avoid delays;

•

paperless document systems, which simplify the verification of regulatory requirements and crew documentation and the receipt of information from customers with special requirements by digitalizing airport and air travel forms;

•	flight single view, which consists of consolidating flight information in one staff operational system; and

•	crew mobile app, which enhances our on-board passenger experience by simplifying the exchange of information among crew members.

We have also adopted new technologies, such as biometrics, kiosks modernization and check-in improvements.

We also leverage IT solutions to improve our customer experience. For example, we have adopted customer single-view approach, which consists of using technology to personalize our services to each customer. We have also made available online options to our customers, including self-service solutions in connection with our IROPs, which permits passengers to manage through disruptions such as flight cancellations.

We expect to further update our digital tools by expanding our cloud services architecture standardization measures and updating our apps, as we continuously focus on developing self-service capabilities and personalized services that improve our customer experience. These measures allow us to create scalable, decoupled, secure and reliable platforms. We also expect to adopt new methodologies and training. This process aims to increase efficiency and our business value through optimization into a cloud integrated environment.

Privacy and data security

We frequently reinforce our IT infrastructure to help ensure that our computer and networking equipment and software, as well as our data communication network, are well protected and monitored. For more information, see “Item 16K. Cybersecurity.”

Marketing and Distribution

Marketing channels

Our marketing and publicity efforts are focused on highlighting our brand and commercial offerings to existing and potential customers. To implement our strategy, and to target multiple and diverse customer segments, we use:

•	television ads;

•	ads in different periodicals, including travel magazines;

•	direct emails and other communications with our customers;

•	social media;

•	printed fliers;

•	posters;

•	radio announcements; and

•	direct and online marketing.

In addition, we use one-time promotions, including specific fare discounts tied to special events. We also conduct marketing activities through our different partnerships, including the SkyTeam alliance and our partnership with Delta.

Distribution channels

We employ direct and indirect distribution channels. Our distribution strategy aims to reduce costs and maximize the effectiveness of our commercial efforts. This effort has resulted in increased earnings, and we expect our distribution strategy will continue to benefit us.

Our online sales allow us to reduce our distribution costs and personalize our customer experience, increasing our sales revenue. Accordingly, we expect to continue to focus on increasing our sales through our website.

Indirect distribution

Our main indirect distribution channel for air travel tickets consists of travel agencies. In 2025, 2024 and 2023, our revenues from indirect ticket sales by travel agencies, including online travel agencies, accounted for 45.0%, 45.2% and 46.5%, respectively, of our purchased flight segment. We typically pay travel agencies a standard commission of between 0.5% and 8.5% depending on the geographic market and cabin type. We have agreements with certain travel agencies to award them performance incentives on their sales based on the number of tickets sold. As of December 31, 2025, approximately 4,990 travel agency groups, including online ticketing agencies and sales representatives generally located in off-line offices, known as General Sales Agents, of GSA, were part of our indirect distribution network. Travel agencies obtain travel information from the airline and issue airline tickets through Global Distribution Systems, or GDSs, which enable them to make reservations on flights of a large number of airlines.

In consideration for access to these systems, we pay an operating fee for each flight segment booked through a GDS. As part of our process to simplify our distribution channels and reduce booking fees, we regularly negotiate reductions to GDS fees. In addition, we frequently renegotiate our agreements with travel agents to adjust the incentive bonuses we pay.

Direct distribution

We also sell our airplane tickets and additional products directly to customers on our mobile app, website, through our call center and in our physical stores. Our website allows customers to review rates and schedules and purchase tickets. In 2025, 2024 and 2023, our revenue from ticket sales through our website represented 37.2% 35.5% and 33.0%, respectively, of our passenger revenue.

Our call centers are operated by third parties via toll-free numbers in 24 countries, and we received 3.8 million, 4.5 million and 4.1 million customer calls in 2025, 2024 and 2023, respectively. Through our call centers, we provide customer service on fare quotes, ticket purchases, changes to reservations, purchase of additional services and general information. Our call centers operate in Spanish, English, French and Portuguese. Revenue from ticket sales through our call center represented 8.0%, 6.6% and 11.5% of passenger ticket sales in 2025, 2024 and 2023, respectively.

In addition, as of December 31, 2025, we had 84 physical franchised travel stores in Mexico, which were owned and operated by third parties, including 8 stores in the main Mexican airports, and 7 specialized sales offices dedicated mostly to serving corporate and government accounts. We have entered into more than 846 corporate sales agreements worldwide. Depending on the client, benefits under these agreements include sales-related preferential rates, extended customer support, upgrades and additional Aeroméxico Rewards points.

E-commerce

Our e-commerce and digital distribution strategy aims to increase the relevance of our website as a source of directly booked internet ticket purchases. Our digital channels include our webpage, the Aeroméxico mobile app and interactive kiosks located at major airports in Mexico. To optimize and personalize our customers’ shopping experience, among other things, we:

•	identify dynamic offers based on our customers’ preferences, by adapting the price of our seats and products;

•	offer new fares for families with flexible booking adjustments, including categories with unlimited changes, refunds and rescheduling rights in case of missed flights;

•

offer benefits to our Aeroméxico Rewards members that include integrated payment methods (such as using Aeroméxico Rewards points) for checked baggage fees, seat upgrades and our Fly Green program; and

•	have improved the direct ticket-booking customer experience by:

•	giving our customers the power to make changes and cancellations or choose a new schedule in the event of a flight adjustment through our webpage; and

•	permitting the electronic uploading of documents required to travel internationally to the United States and other destinations.

Our acquisition of control over PLM and Aeroméxico Rewards also contributes to improve our customer experience, as we have now fully integrated Aeroméxico Rewards to our digital platforms.

Aeroméxico Rewards Loyalty Program

On April 10, 2023, we rebranded Club Premier and transformed it into the Aeroméxico Rewards loyalty program. All Club Premier members and their respective points were transferred to the new Aeroméxico Rewards program. Aeroméxico Rewards is designed to promote loyalty among our passengers and attract new customers.

We launched Club Premier, the first airline loyalty program of a Mexican airline, in 1991. On July 15, 2022, we re-acquired control of PLM. PLM provides loyalty marketing services through commercial partners. These services allow our program to increase our customer’s engagement and increase our revenue through travel related activities. PLM designs and executes marketing programs aimed at increasing revenue, brand awareness and customer loyalty.

As of December 31, 2025, our loyalty program had approximately 13.9 million members. Aeroméxico Rewards also features a corporate segment, called Corporate Aeroméxico Rewards (Aeroméxico Rewards Corporativo), which offers benefits in the form of goods and services to approximately 5,423 active corporate members.

Aeroméxico Rewards members can earn points in several ways. Premier Points can be accumulated by flying with Aeroméxico, Aeroméxico Connect or on other SkyTeam airlines or airlines with whom we have code sharing agreements. Depending on a member’s level of Premier Points earned, Aeroméxico Rewards has four levels of frequent flyer programs:

•	Classic;

•	Gold;

•	Platinum; and

•	Titanium.

In addition, holders of co-branded American Express and Santander credit cards can earn points towards Aeroméxico Rewards status levels. Beginning June 1, 2026, holders of co-branded Inbursa credit and debit cards will also be able to earn points towards Aeroméxico Rewards status levels, as Inbursa will replace Santander as our co-branded card partner in Mexico. Each level grants a distinct suite of benefits to its members. Aeroméxico Rewards Members may use Premier Points to purchase flights and upgrade services on Aeroméxico, Aeroméxico Connect, other SkyTeam member airlines or airlines with whom we have code sharing agreements. Aeroméxico Rewards points may also be used to make purchases at certain hotels around the world.

Our Aeroméxico Rewards website allows customers to enroll in the Aeroméxico Rewards program, redeem points and learn about new promotions. Aeroméxico Rewards members can also participate in annual sweepstakes, in which they can win prizes such as trips, automobiles and additional points. Members also have access to special Aeroméxico Rewards auctions, which allow members to bid on items and experiences using Aeroméxico Rewards points. Aeroméxico Rewards also offers its members the opportunity to use points to support non-profit foundations affiliated with the program, contributing to Mexico’s social development.

Aeroméxico Rewards members also benefit from the ability to use our lounges. We operate nine lounges located in the main airports in Mexico. The lounges offer services that range from business centers to a spa. Titanium and Platinum Aeroméxico Rewards members have free access to these lounges and other customers can obtain access to them either by paying a fee or as a courtesy included in their ticket class.

PLM

PLM represented a joint venture investment with Aimia, a Canadian company specializing in managing loyalty programs. We derived revenue from sales to PLM for rewards in tickets in the amount of $160.9 million, $175.4 million and $155.3 million in 2025, 2024 and 2023, respectively.

In addition, we incurred expenses from the purchase of Aeroméxico Rewards (or from Club Premier, before it became Aeroméxico Rewards in 2023) points from PLM of $123.5 million, $141.9 million and $106.3 million in 2025, 2024 and 2023, respectively.

PLM Acquisition

On June 29, 2022, we entered into a transaction agreement with Aimia and PLM, to obtain control over PLM, our subsidiary that owns and operates Aeroméxico Rewards. Pursuant to the agreement, Aimia received $430.4 million in net cash proceeds and was entitled to receive a $24.1 million earn-out if PLM achieved certain targeted annual gross billings by 2023. On May 29, 2024, we paid Aimia the $24.1 million earn-out as PLM achieved the agreed performance targets. This acquisition has allowed us to fully integrate Aeroméxico Rewards services into our platform, which enhances our ability to drive customer engagement and our customer experience. See “Item 4. Information on the Company—B. Business Overview—Aeroméxico Rewards Loyalty Program.”

Insurance

We maintain comprehensive property and casualty insurance policies with highly qualified international insurance companies. Coverage limits are aligned with our risk appetite and comply with legal, regulatory and contractual requirements.

We have aviation insurance that covers material damages to our aircraft up to an agreed value. This insurance includes total risk coverage, including against war and terrorism. We also have insurance for airplane parts and repairs, including for damage to engines, flight repair equipment, flight entertainment systems, ground support equipment, tools, components and all other aircraft equipment. Our insurance complies with requirements under our lease and financing agreements, as well as our concessions. We also have civil liability insurance covering damages to passengers, third-party property and bodily injury and losses related to damaged merchandise, mail and luggage. We obtain these policies through highly rated international insurance companies at prices that are consistent with industry practice.

We consider our insurance to be appropriate to protect us from substantial losses related to our activities. We believe that we emphasize safety and use technologically advanced aircraft, which makes our insurance negotiations favorable to us as we can obtain broad coverage and relatively modest premiums. Our property damage insurance also covers full risk and damages to real and personal property, machinery, contractor equipment, electronic equipment, glass, cash and valuables against any direct loss or damage caused by fire, earthquake, volcano, as well as meteorological risks such as hurricanes, high winds, hail, ice and floods. In addition, our machinery is covered by insurance against misuse or negligent operation, failures, short-circuiting, production failures and improper assembly, and our inventory is covered against theft with violence and aggression. We have theft coverage for all of our mobile and portable electronic equipment. We have civil liability coverage, which includes damages caused by fire or explosions which directly affect the leased properties. We have also obtained terrorism coverage to cover certain damages as a result of terrorist acts.

For further information about the risks related to our insurance policy, including potential price increases due to global events, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our operations involve inherent risks that may not be covered by our insurance or that may be difficult to insure on commercially acceptable terms.”

REGULATION

Regulation of the Mexican Airline Industry

Operational Regulation

Air transportation service provided to passengers on a regular basis, as opposed to on a non-regular basis or charter flights, is considered a public service in Mexico. As a Mexican public service, passenger air transportation is subject to extensive regulation and strict supervision by several Mexican authorities. In order to be rendered by private entities, a concession granted by the Mexican federal government is required. The legal framework of the air transportation industry in Mexico is primarily established by the Constitution of Mexico (Constitución Política de los Estados Unidos Mexicanos), the General Communications Law (Ley de Vías Generales de Comunicación), the General Law on Public Property (Ley General de Bienes Nacionales), the Mexican Civil Aviation Law (Ley de Aviación Civil), the Airports Law (Ley de Aeropuertos) and regulations thereunder, the international treaties executed by the Mexican federal government, as well as the applicable Mexican Official Standards (Normas Oficiales Mexicanas). The main regulatory authority overseeing air transportation in Mexico is the SICT, acting mainly through the AFAC.

The Mexican Civil Aviation Law governs the use and development of Mexican airspace and provision and development of air transportation services. Furthermore, the Mexican Civil Aviation Law sets forth the main rules and standards applicable to, among others, tariffs, passengers rights, national airspace and flight security, the granting of concessions, permits and certifications for carriers’ operations, the national aeronautical registry, flight certification, crew training, sanctions to carriers and civil liability of airlines. The Mexican Civil Aviation Law establishes the SICT as the primary regulator of air transportation services in Mexico which, through the AFAC, is responsible and has the authority to, among others:

•	establish and conduct policies and programs for the regulation and development of air transportation services;

•	grant concessions and permits, oversee compliance with and, if applicable, resolve amendments to or termination of such concessions or permits;

•	grant exceptions, waivers and extensions required for the security of air operations, as required by applicable technical regulations;

•	issue the Mexican Official Standards and other administrative provisions;

•	provide and supervise and oversee air navigation services;

•	issue and enforce safety and health rules in connection with air transportation services;

•

issue certificates of registration (certificados de matrícula), certificates of airworthiness (certificados de aeronavegabilidad) and operating certificates to air services providers, and declare the suspension, cancellation, revalidation or revocation of such certificates;

•	maintain and operate the Mexican Aeronautical Registry (Registro Aeronáutico Mexicano), where aircraft and interests in aircraft (such as leases and mortgages) are registered;

•	establish and verify the airways system in Mexican airspace;

•	participate in relevant international agencies and in the negotiation of treaties;

•	promote the development and training of the aeronautical technical staff of the Mexican government;

•	issue and, if applicable, revalidate or cancel licenses of the aeronautical technical staff;

•	interpret the Mexican Civil Aviation Law and its regulations;

•	authorize and carry out inspection visits to airlines, maintenance providers and others;

•	appoint or, if applicable, remove the regional commanding officer and the commanding officers for airports, heliports and civil airdromes in general;

•	approve flight plans for airlines and aircraft; and

•	grant permits for the establishment of training centers and repair stations.

The AFAC primarily oversees and verifies compliance by the concessionaires, licensees, operators and airline services providers with the Mexican Civil Aviation Law and its regulations, the Mexican Official Standards and any other applicable provisions, and carries out its duties primarily through regional and airport commanders.

The Airports Law and the regulations thereunder establish the general framework that regulates the construction, management, operation, maintenance and development of Mexican airport facilities. The Airports Law establishes the powers of the SICT as the main regulator of airports in Mexico and sets forth the principal rules and standards with respect to, among others, airport concessions and permits, airport infrastructure and security, the rights and obligations of airport operators and the fees that may be charged to users with respect to airport services.

The Mexican federal government has signed and ratified the leading international conventions relating to international commercial air transportation, including the Warsaw Convention of 1929 (as amended by the Montreal Convention of 1999), the Chicago Convention of 1944, the Geneva Convention of 1948 and the Cape Town Convention on International Interests in Mobile Equipment and the Aircraft Protocol of 2001. Each of these conventions are subject to certain reservations and declarations made by Mexico at the time of ratification. Generally, international routes are operated under bilateral agreements between Mexico and the country in which the destination of such route is located. The bilateral agreements are subject to ongoing negotiations in accordance with the requests made by the signatory countries from time to time and may comprise certain or all of the so denominated “freedoms of the air” described by the Chicago Convention of 1944. In certain instances, a Mexican airline may operate an international route where there is no bilateral agreement, under a unilateral permit granted by the AFAC, subject to reciprocity.

Since 2022, the Mexican government has significantly expanded the role of the Mexican military in the civil aviation sector. SEDENA was authorized not only to construct and manage new airports, but also to operate existing airports through a state-owned company established for this purpose: the GAFSACOMM, also known as Grupo Mundo Maya. The airports under GAFSACOMM’s administration include Tulum, Palenque, Uruapan, Puebla, Ciudad Victoria, Campeche, Nogales, Nuevo Laredo, Apodaca, Tamuín, Ixtepec, and Chetumal. Although Felipe Ángeles International Airport, or NLU, Mexico City’s secondary airport, is part of GAFSACOMM, it is operated with its own administrative autonomy.

As of the date of this annual report, Mexico does not grant cabotage privileges to air operators from other countries in Mexican territory. As a result, foreign airlines are not allowed to load passengers or cargo in Mexican territory and then operate a route between two destinations in Mexican territory or a destination in another country (other than the corresponding airline’s home country). As a result, Mexico does not adopt the open skies policy in respect of commercial aviation. However, from time to time, Mexican authorities have considered granting certain rights, known as fifth freedom rights, to other countries and may decide to grant those rights in the future. Such policy could have a material effect to the regulatory and competitive framework of the Mexican aviation industry.

Concession for the Provision of Domestic and Regular Air Transportation Services

Under the Mexican Constitution, Mexico has direct domain (dominio directo) with respect to the air space above Mexican territory, and, as a result, the domain of such air space is inalienable and indefeasible and may only be used and exploited pursuant to a concession or permit granted by the executive branch of the Mexican federal government, through the SICT.

The Mexican Civil Aviation Law further establishes that a concession granted by the SICT is required to provide public domestic air transportation services on a regular basis. Such concessions may only be granted to Mexican entities that comply with certain foreign investment restrictions, as well as with certain technical, financial, legal and administrative requirements that are deemed necessary to adequately provide services with appropriate quality, safety, timeliness, stability and price. A concession must be obtained by each company providing such services, provided that affiliates of such companies may not operate under the same concession.

Other requirements needed in order to obtain a concession are (i) the availability of aircraft and aircraft equipment, which is required to comply with technical requirements of safety, airworthiness conditions and environmental conditions; (ii) the availability of hangars, repair shops and infrastructure needed for operations, as well as the availability of technical and administrative staff trained for the operation of the requested concession; and (iii) experience in the industry. Furthermore, pursuant to the Mexican Civil Aviation Law, in addition to such concession, a specific route authorization issued by the SICT is required in order to provide the public domestic air transportation service on any particular route.

Each concession sets forth the terms and conditions under which regular public domestic air transportation services may be provided, the rights and obligations of the concessionaire in providing such services, and the routes and aircraft that may be operated. Concessions may be granted for a term of up to 30 years and may be extended once or several times, each time for up to 30 years, provided that: (i) the carrier is in compliance with its obligations outlined in the concession title; (ii) such extension is requested no later than one year before the expiration of such concession; (iii) the carrier conducted improvements with respect to quality of services during the term of the concession in accordance with the systematic inspections and indicators of efficiency and security established in regulations; and (iv) any new conditions outlined by the SICT are accepted by the carrier. Aeroméxico’s concession was granted by the SICT in March 2000 and Aeroméxico Connect’s concession was granted by the SICT in October 2000. These concessions allowed Aeroméxico and Aeroméxico Connect to offer certain services, including regular public domestic air transportation, cargo and postal air carrier services. These concessions also establish the domestic routes that we are allowed to operate and the aircraft that we are allowed to fly on these routes. For further details regarding our concessions, see “Item 4. Information on the Company—B. Business Overview—Regulation—Concession for the Provision of Domestic and Regular Air Transportation Services.”

Under the Mexican Civil Aviation Law, domestic non-regular air transportation services, which include charter flights, international regular and non-regular air transportation services and private commercial air transportation services, as well as certain specialized services and leases of aircraft, are not required to obtain a concession and are allowed to fly pursuant to a permit granted by the SICT. The permit for domestic non-regular air transportation services is only granted in favor of Mexican entities and the permit for international regular air transportation services is granted in favor of non-Mexican entities. Furthermore, the permit for international non-regular air transportation services can be granted in favor of both Mexican and non-Mexican entities and the permit for private commercial air transportation services can be granted in favor of Mexican and non-Mexican natural and legal persons. Such permits can be granted for an undefined period; provided that permits needed to operate regular air transportation services internationally may be granted for an undefined term depending on the existence of reciprocal international treaties.

The Mexican Civil Aviation Law provides that concessions and permits may be terminated for the following reasons:

•	expiration of the term outlined in the concession or permit or any extension thereof;

•	resignation of the concession and permits by the beneficiary;

•

revocation by the SICT for any of the following reasons: (i) failure to exercise the rights conferred by the concessions or permits for a period exceeding 180 calendar days as of the date on which such concessions or permits were granted; (ii) failure to maintain in effect the insurance required pursuant to the Mexican Civil Aviation Law; (iii) change of nationality of the holder of the concession or permit; (iv) assignment, mortgage, encumbrance, transfer or conveyance of the concession, permit or rights thereunder to any foreign government or state; (v) assignment, mortgage, encumbrance, transfer or conveyance of concessions, permits or rights conferred thereunder, to other entities, domestic or foreign, without authorization from the SICT; (vi) applying fares different from those registered or approved, as applicable; (vii) altering or forging official documents related to the Mexican Civil Aviation Law; (viii) interruption of the services without authorization from the SICT, except in the case of force majeure events; (ix) rendering services different from those listed in the respective concession or permit; (x) failure to comply with safety conditions regarding airworthiness and operational safety; (xi) failure to indemnify from damages arising from the services rendered; (xii) performing or failing to perform acts, which prevent the rendering of services under those concessions; (xiii) failure to comply with hygiene or environmental protection measures and standards; (xiv) cabotage in Mexico using unauthorized foreign aircraft; and (xv) in general, failure to comply with any obligation or condition stated in the Mexican Civil Aviation Law, its regulations or the respective concession or permit, provided that as a result of such breach, a sanction has been imposed and confirmed by a final ruling, pursuant to applicable law; and

•	liquidation or dissolution of the holder of the concession.

The SICT will immediately revoke the concessions or permits in the cases provided for in items (i) to (v), (vii), (x) when the breach is considered severe by the authority, and (xiv) above. The SICT will also revoke a concession when the concessionaire has been previously sanctioned for the same reason at least three times, in the cases provided for in subsections (vi), (viii), (ix), (xi), (xii) and (xiii). In the event of a revocation of the corresponding concession or permit, the concessionaire will not be permitted to obtain, directly or indirectly, another concession within five years after the final revocation ruling.

Pursuant to the Regulations of the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil), the SICT is authorized to suspend concessionaires’ air services, operations, licenses and certificates of capacity when:

•	an aircraft fails to meet applicable airworthiness conditions and requirements;

•	an inspection results in a determination that there are conditions that jeopardize the safety of air operations;

•	air carrier services or aeronautic workshop operations fail to meet the requirements and conditions stated in the corresponding concession or permit;

•	aeronautical technical staff presents a temporary or permanent psychophysical disability that prevents the adequate performance of her/his role;

•	the flight crew and ground personnel performing air traffic control functions fail to remain at their post before being replaced by authorized personnel, except in the event of force majeure events;

•	the operation of a training center fails to meet the SICT requirements regarding teaching, issuance of diplomas, certificates, academic transcripts and certificates; and

•

the concessionaire fails to comply with the corresponding requirements to commence operations. Any suspension that has been ordered will remain in place for as long as the conditions leading to it persist.

In the event that the concessions and permits of Aeroméxico and/or Aeroméxico Connect were to be revoked for any of the reasons specified above, we would not be entitled to any compensation, and such event would impair our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to renew our concessions, the revocation by the Mexican government of our concession or changes in Mexican aviation policy could prevent us from continuing to conduct our business, which would have a material adverse effect on our business, results of operations, financial condition and prospects.”

Our Concessions and Permits

Under the terms of the Mexican Civil Aviation Law, all airlines require a concession or permit to provide public air transportation services in Mexico. As of the date of this annual report, Aeroméxico offers public passenger, cargo and postal air carrier services on domestic and international routes covered by the concession TAN-OR-AMX, which was granted by the SICT on March 16, 2000. This concession extends for a total of 30 years and it establishes the domestic routes that we can operate and the aircraft that we can use to fly those routes. Certain aircraft requirements are subject to modification and may be updated based on operating specifications from the SICT. Similarly, Aeroméxico Connect also operates public passenger, cargo and postal air carrier services on domestic and international routes covered by the concession TAN-OR-SLI, which was granted by the SICT on October 24, 2000. This concession also has a duration of 30 years.

Both concessionaires operate routes to international destinations under the authorizations or permits granted by the SICT and the bilateral agreements between Mexico and the governments of international destinations. These bilateral agreements are subject to laws and regulations in each destination, including the laws and regulations of the United States and the states to which we fly, as overseen by the DOT and FAA. The Mexican bilateral agreements that are most relevant to our operations include treaties with the United States, Canada, Spain, France, Colombia, Chile, Peru, Brazil, Argentina, Japan, Honduras, Costa Rica, Netherlands, Cuba and the United Kingdom. As of the date of this annual report, we operate a route to San Salvador, El Salvador, under a unilateral authorization with reciprocity obligations.

Acquisition, Disposal and Importation of Aircraft

Pursuant to the Mexican Civil Aviation Law and its regulations and the Mexican Aeronautical Registry Regulation, the acquisition or sale of any aircraft operated by the Mexican concessionaires, as well as the lease of such aircraft, must be registered before the Mexican Aeronautical Registry.

The import of civil or commercial aircraft into Mexico is also subject to prior authorization by the SICT, and the importer must register the imported aircraft with the Mexican Aeronautical Registry.

Aeronautical Registry

The registration of an aircraft in Mexico is governed by the Mexican Civil Aviation Law and the Mexican Aeronautical Registry Regulation. Aircraft operated in Mexico by Mexican concessionaires are allowed to fly in Mexican airspace, as well as land in, and take-off from, Mexican territory, provided that such aircraft have been properly registered with the Mexican Aeronautical Registry, which is supervised by the AFAC through the Air Security General Office (Subdirección General de Seguridad Aérea). In order to register an aircraft in Mexico and maintain such registration, an aircraft must have a certificate of registration and a certificate of airworthiness issued by AFAC, which must be inside the aircraft at all times as a requirement to operate.

A certificate of registration grants Mexican nationality to the aircraft and serves as evidence of its enrollment with the competent aviation authority. A certificate of airworthiness certifies that an aircraft is suitable for flight operations and is valid for two years from the date of the inspection by the AFAC. The certificate of airworthiness authorizes the aircraft to fly in Mexican airspace, subject to ongoing compliance with certain technical requirements and conditions, and it may be renewed annually as long as the aircraft continues to meet the standards set by the SICT.

The Mexican Civil Aviation Law mandates that each civil aircraft bear distinctive marks designating its nationality and registration number.

The registration of an aircraft may be cancelled if it is found that the aircraft failed to comply with the requirements for registration and, in particular, if the aircraft has failed to comply with any applicable safety requirements specified by the AFAC or the Mexican Civil Aviation Law.

All acquisitions and transfers of aircraft operated by Mexican concessionaires, as well as the lease of such aircraft, must be registered in the Mexican Aeronautical Registry. In addition, the importation of civil or commercial aircraft into Mexico is subject to prior authorization by the SICT and the importer must register the imported aircraft with the Mexican Aeronautical Registry. All information relating to the contractual status of an interest in aircraft, including purchase and sale agreements, leases and mortgages, must be filed with the Mexican Aeronautical Registry for the relevant transaction to be effective and to provide the general public with an updated record of any amendments made to the aircraft’s certificate of registration.

As of this date, all of the aircraft that comprise our fleet have been authorized by and registered with the AFAC.

Route Rights

Domestic Routes

The SICT, through the AFAC, has the authority to grant domestic airlines the right to operate routes in Mexico, subject to the airline having filed studies, satisfactory to such authority, demonstrating the technical and financial viability of such routes and fulfilling certain conditions with respect to the inclusion of such routes in the respective concessions or permits, as applicable. In order to grant licenses for such routes and to modify existing routes, the SICT evaluates the actual capacity of the infrastructure of the relevant airports, as well as the increase in demand and competition among airlines.

In addition, route frequencies are granted subject to the condition that they are operated on a frequent basis. Any airline’s route frequency rights may be terminated if, among other things, the airline fails to begin operation of a given route for a period exceeding 90 days or if the airline suspends its operations, except in cases of force majeure. The SICT’s approval of new routes or changes to existing routes is part of an administrative procedure and does not require an amendment to the existing concession; instead, it is deemed part of the existing concession.

International Routes

In Mexico, all applications for new routes or amendments of existing routes must be filed with the SICT, which will grant the relevant authorization under the provisions of the applicable bilateral agreements and the general policies of the Mexican aviation authorities. International route rights for major city pairs, as well as the corresponding landing rights, derive from bilateral air transportation agreements negotiated between Mexico and the respective foreign governments. Under such agreements, each government grants the other the right to designate one or more of its domestic airlines to operate services on a regular basis between certain destinations in each country. Airlines are only entitled to apply for new international routes when such routes are made available under these agreements. International routes to the United States, where our main international destinations are located, are subject to our concessions, international routes authorization permits issued by the AFAC, the Mexican Civil Aviation Law and the Air Transport Agreement between the Government of the United States of America and the Government of the United Mexican States (Acuerdo sobre Transporte Aéreo entre el Gobierno de los Estados Unidos de América y el Gobierno de los Estados Unidos Mexicanos) dated December 18, 2015. The other international routes that we operate are authorized under international treaties with the relevant country, with the exception of Honduras where, as of the date of the annual report, there is no treaty in place.

Similar to domestic routes, international route frequencies are granted subject to the condition that they are frequently operated. An airline may lose its rights to operate international routes if it reduces the operational frequency to certain low levels for more than 180 days, except in case of force majeure.

Airport Slots

Under the Airports Law and its respective regulation, the departure and arrival slots in a Mexican airport are set by the management of each airport, after taking into consideration the view of the operations and slots committee of such airport and the general rules established by the SICT, and are reflected in each airline’s air transportation schedule, depending on the season (summer/winter). Each air transportation schedule for the current season represents the authorization for an airline to depart from, or to arrive at, specific airports within a predetermined timeframe, such period is known as a “slot.”

A slot, like a route, may not be transferred by one airline to another without prior notice to the relevant airports and prior approval from the SICT. The Airports Law and its respective regulation allow for the exchange or assignment of slots, but only as long as the requirements established in the law are met (including having made all payments regarding airport services and air navigation services by both of the airlines involved, having occupied the slot for at least the previous year, and notifying the airport manager that the aforementioned circumstances have been met). Under certain conditions stated in the applicable regulations, slots may be removed from carriers.

Under the Airports Law, each airport in Mexico must have an operation and slots committee, which recommends slot allocations, among other duties. Mexican regulations with respect to slot allocations are a matter of federal law and apply to all Mexican airports. The SICT is entitled to impose administrative sanctions on airlines that fail to comply with landing and takeoff slots. The airport manager is directly responsible for the allocation of slots and may withdraw them from any airline that breaches the conditions of the allocated slot, pursuant to the Airports Law and its regulation, regardless of the sanctions that the SICT may impose.

On February 16, 2015, CNA commenced an investigation of the market of air transport services that use MEX for their landing and/or take-off procedures, in order to determine the likelihood of the existence of competition barriers or essential inputs that could generate anti-competitive effects. In 2017, CNA resolved that slots and other airport infrastructure related to take-off and landing are essential inputs and imposed certain corresponding corrective measures. Several industry stakeholders, including MEX, carriers and labor unions, filed constitutional proceedings (amparos indirectos) against the resolution and the corrective measures. In 2020, a federal court of appeals ruled against CNA, upholding a 2019 lower court judgment. This decision is not subject to appeal. We cannot guarantee that CNA will not initiate antitrust investigations regarding slot usage in MEX in the future.

On March 3, 2022, the SICT issued a resolution declaring that the terminal buildings in MEX were saturated and, as a result, required a revision in certain slot allocation procedures. In October 2022, an agreement among certain airlines and MEX resulted in a temporary reduction in hourly operations from 61 to 52 at MEX to permit the airport to make facilities related improvements. This reduction applied to international and Mexican carriers. A second temporary reduction in hourly operations from 52 to 43 came into effect on January 8, 2024. On May 26, 2025, an increase to 44 hourly operations was announced. Pursuant to a statement issued by AFAC in August 2023, the second reduction in hourly operations that started in January 2024 applies only to domestic flights from and to MEX operated by Mexican carriers.

Airport Infrastructure

The SICT is in charge of introducing the policies and development programs of the civil airports and their services, including the control towers and the airport safety operations. The smaller regional airports may belong to the states or municipalities in Mexico and, in such cases, they are often managed by local governmental entities. The SICT is in charge of granting concessions or permits for the construction, administration and operation of Mexican civil airports.

Under the terms that are established pursuant to the National Airport Safety Program (Programa Nacional de Seguridad Aeroportuaria), each concessionaire or permit holder for a civil aerodrome is responsible for inspecting the passengers and their carry-on luggage before entering the gate area, The air carrier is responsible for inspecting checked baggage and the cargo that will be transported, in accordance with the provisions of the Mexican Civil Aviation Law and its regulations.

The use of areas within civil airports, such as hangars and check-in counters, is subject to the terms of the commercial agreements entered into with the airport operators. Airport services must be provided to all customers on a non-discriminatory basis.

In 1995, the Mexican government, which controlled and operated all airports in Mexico, initiated the privatization of Mexican airports by enacting the Airports Law, which regulates the construction, management and operation of airports. In 1998, 50-year concessions were granted to private companies to develop and manage certain airports in Mexico pursuant to a public bidding process. Three private airport operators (GAP, OMA, and ASUR) were incorporated and granted 50-year concessions to operate airports in Mexico. In the first stage of the privatization process, the Mexican government sold a minority stake to strategic partners. The privatization process culminated in mid-2006, when the Mexican government sold the balance of its holdings to the public via initial public offerings. We conduct our operations at each airport we fly to pursuant to an agreement with the operating entity of such airport.

Airport Facilities and Operations Agreements

Our main hub of operations is based at MEX, and we also operate in other airports in and outside of Mexico. We operate hangars, aircraft parking and other airport service facilities at MEX and other Mexican airports through concessions granted by the AFAC. Our operations in each airport are conducted under agreements with the respective airport’s operator. For further information about out airport operating agreements, see “Item 4. Information on the Company—B. Business Overview —Airport Facilities and Operations.”

Our operations at MEX are governed by agreements between our airlines, Aeroméxico and Aeroméxico Connect, and the MEX airport authority, Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. The agreements with respect to Aeroméxico and Aeroméxico Connect operations at MEX were executed in 2023. Pursuant to such agreements, the MEX airport authority provides:

•	landing services, which include use of the taxiway system, runway and taxiway lights and other visual systems;

•

boarding services, which include assignment and use of the contact or remote aprons for boarding passengers, cargo, mail and baggage, and usage of parking signs, lighting and permanent parking areas for ground support equipment;

•	aircraft parking services; and

•	passenger services, which include carry-on baggage screening, use of automatic specialized equipment and personnel for passengers and carry-on baggage screening.

Under the airport services agreements, we have the right to use MEX’s infrastructure to conduct Aeroméxico’s and Aeroméxico Connect’s operations. These agreements allow us to receive additional security and monitoring services from third party providers. Our current airport service agreements with AICM related to MEX expire on December 31, 2026 and may be extended by mutual consent. We may terminate these airport service agreements without liability upon prior notice to the MEX airport administration.

In addition, these agreements may be terminated without liability to us if operations at MEX cease due to a gubernatorial decision or if the MEX airport authority loses its concession to operate the airport.

Fares

Under the Mexican Civil Aviation Law, Mexican airlines have the right to freely determine the applicable fares for the services they provide, in terms that enable the rendering of services in satisfactory conditions of quality, competitiveness, safety and consistency.

All fares must be registered with the SICT to be effective and must describe clearly and explicitly all the applicable restrictions. Fares are monitored on a regular basis by the SICT, as well as by the PROFECO, to prevent airlines from operating in a way that is predatory or detrimental to the economic viability of the industry. Fares for our international flights must be approved by the SICT in accordance with the applicable international treaties.

The SICT may deny the registration of fares, and thus their effectiveness, if it deems them predatory or that imply monopolistic practices, market dominance from an antitrust perspective or unfair competition preventing the participation in the market of other concessionaires or licensees or otherwise deemed in contravention of Mexican antitrust regulations. In addition, the SICT may impose maximum and minimum fare levels to promote sound commercial competition.

In addition, the SCJN determined that the freedom of the airlines to determine the fares is limited and subject to the following conditions:

•	the fares must be competitive;

•	the terms must allow economic competition;

•	the terms and prices must be maintained for the time and conditions offered;

•	the fares cannot be discriminatory; and

•	the disclosed information must be truthful, verifiable and clear.

Aircraft Maintenance

Mexican airlines have the obligation to provide maintenance to their aircraft and to maintain them in an airworthy condition. Maintenance must be carried out according to the manufacturer’s maintenance manuals and the maintenance programs approved by the AFAC. The AFAC has the authority to inspect the aircraft, their maintenance records and safety procedures. Based on those inspections, the AFAC may determine that the aircraft do not have the capacity to fly and, in certain cases, revoke their respective airworthiness certification.

The aircraft that fly internationally must comply with the requirements of the aviation authority in the countries to which they fly, including the FAA for the aircraft that fly to the United States and the European Aviation Safety Agency for aircraft that fly to the European Union. The aviation authorities from the jurisdictions in which we operate also conduct regular maintenance and safety-related inspections on our aircraft while these aircraft are in their jurisdictions. In addition, our aircraft lessors and lenders conduct regular in-person inspections on our aircraft and we are contractually required under our leases and financing agreements to maintain and operate our aircraft in compliance with applicable regulatory requirements.

All maintenance for Aeroméxico and Aeroméxico Connect is also periodically subject to an IATA Operational Safety Audit, which is considered the highest industry standard for operational safety and aircraft maintenance. This process is a part of our IOSA program, which consists of a standardized evaluation required to comply with industry requirements to increase the safety of civil aviation and optimize commercial assessments.

Consumer Protection

Mexican airlines are subject to the Mexican consumer protection laws, which regulate the relationships between suppliers, service providers and consumers.

On June 26, 2017, the Mexican Civil Aviation Law and the Mexican Consumer Protection Law were amended to grant additional rights to air travel passengers. Pursuant to these amendments, Mexican airlines must clearly inform their passengers about their rights, comply with passengers’ protection rules, and publish fares and ticket restrictions. These amendments also present a criteria to indemnify passengers in case of delayed departures, provided that such delays are attributable to the airline, as well as additional passengers’ rights. Mexican airlines must provide information related to their operations to the SICT, including monthly reports logbooks, statistics, statements and complaint rates.

These regulations are primarily enforced by the PROFECO. In recent years, the PROFECO has increasingly fined Mexican airlines. These fines are related to consumers’ complaints about additional charges, lost or damaged luggage and flight cancellations or delays. In 2023, we were notified of two new potential fines by PROFECO. The first potential fine relates to unreturned airport tariffs (Tarifa de Uso de Aeropuerto), or TUA. Under this investigation, PROFECO claims that we unduly retained the TUA from customers when they were entitled to be reimbursed in case of missed flights. The second potential fine concerns flights cancellations due to volcano ashes pollution in May 2023 that disrupted operations at MEX and other nearby airports. The fines levied by PROFECO in connection with both allegations were declared null and void by the competent courts as a result of the challenges filed by us. PROFECO did not timely challenge these judicial decisions and, as such, they are final and not subject to appeal.

In February 2019, the SCJN issued several criteria (tesis jurisprudenciales) regarding the interpretation and application of the amendments to the Mexican Civil Aviation Law with respect to passengers’ rights, therefore limiting the ability of the airlines to determine fares (particularly with regards to the right of the passengers to have minimum luggage in domestic flights without incurring additional charges).

Civil Liability

The applicable local legal framework that governs liability of air carriers for passenger injury or death in domestic carriage consists of the Mexican Civil Aviation Law, the Regulation to the Civil Aviation Law (Reglamento de la Ley de Aviación Civil), the Mexican Federal Civil Code (Código Civil Federal), the Mexican Penal Civil Code (Código Penal Federal) and the Mexican Federal Labor Law (Ley Federal del Trabajo) for the calculation of the applicable compensations. Specifically, the Mexican Civil Aviation Law, the Warsaw Convention, as amended by the Montreal Convention, and the Mexican Federal Civil Code contain the guidelines related to the limits of liability of an aircraft operator for damages caused to third parties during its air and ground operations or resulting from persons or objects ejected from the aircraft.

Mexican courts have occasionally disregarded the civil liability limitations established in the Warsaw Convention and awarded damages based on the Mexican Federal Civil Code and the Mexican Consumer Protection Law. Mexican law expressly limits the amounts of such awards. In this sense, despite the existence of the pre-emptive effect provided for in Articles 29 and 24 of the Montreal and Warsaw Conventions, which intends to pre-empt claims under the general legal framework applicable in Mexico for any such claims that fall within the scope of the Conventions, the SCJN has awarded compensation above the limits under both Mexico’s federal law guidelines and international treaties. As a consequence, Mexican courts have broad jurisdiction over consumer protection laws and adopt favorable interpretations to the passenger.

The SCJN has issued decisions removing any possible limits on air carrier’s civil liability, whether for torts or contractual breaches. The SCJN has ruled that such air carrier’s liability limitations breach Articles 1 and 4 of the Mexican Constitution because those liability limitations do not have constitutionally valid purpose. However, SCJN has recognized that the carrier’s liability may be limited if the damage occurs as a result of fault or inexcusable negligence of the victim.

Similarly, the Mexican Federal Civil Code provides that when a person uses mechanisms, instruments, apparatus, machines or substances that are dangerous given either their speed, their explosive or flammable nature, the power or electricity that they carry, or for any other analogous reason, such person are responsible for any damages caused, even if its actions were not contrary to law, except if it can be established that the damage was caused by the inexcusable fault or negligence of the victim.

Insurance

Under the Mexican Civil Aviation Law, airlines that operate in Mexico must obtain and maintain insurance from reputable insurance companies that covers liabilities which may arise from damages and/or losses to passengers, cargo, checked-in luggage and third parties as a result of their operations. Airlines must submit to the SICT their insurance contracts for approval prior to the commencement of operations. With respect to international flights, an airline’s insurance must comply with applicable treaties and/or bilateral agreements. See “Item 4. Information on the Company—B. Business Overview—Business—Insurance.”

Mexican Federal Government Requisition Power

Under the Mexican Civil Aviation Law and its regulations, in the event of a natural disaster, war, serious disturbance of public order or imminent danger to the national security, peace or national economy in Mexico, the Mexican federal government has the power to take control of and operate the aircraft, ancillary property and equipment, on a temporary basis, of Mexican airlines until the applicable condition has ceased. In such cases, other than in the context of an international war, the Mexican government is required, under applicable law, to compensate such airline for damages caused based on the results of a valuation performed by appraisers determined by the government, and considering the affected party and its average annual income on the year before the requisition. No assurance may be given as to whether any such compensation will be adequate or timely paid. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The Mexican government may use our aircraft or expropriate our assets under certain circumstances beyond our control.”

In addition, under the Mexican Expropriation Law (Ley de Expropiación), the Mexican government has the right to expropriate assets for the public good (causas de utilidad pública) and the government is required to pay fair market compensation in connection with any such expropriation. Under the expropriation laws, the Mexican federal government may expropriate assets when it considers the assets to be necessary to establish, maintain or preserve public services, including public air transportation services. Applicable law does not specify precisely how the compensation should be calculated or the timing for the payment. If our assets are expropriated, we cannot assure that compensation will be fair or timely, if at all.

Foreign Investment Limitations under Mexican Law

Under the Mexican Foreign Investment Law, companies that have concessions to provide air transportation services cannot maintain foreign investment in excess of 49% of the number of the company’s voting shares. This 49% general limitation cannot be exceeded directly or indirectly through trusts, shareholders’ or similar agreements, corporate structure strategies or any other mechanism that grant control to non-Mexican investors of more than 49%, except for permitted “neutral” investments with limited voting power.

Pursuant to the Mexican Foreign Investment Law, the following are considered as a foreign investment:

•	any participation of non-Mexican investors, which includes individuals, corporations, other entities or trusts, in any percentage in the capital stock of a Mexican company;

•	any investment made by a Mexican company of which the majority capital is held by non-Mexicans investors (whether individuals or entities); and

•

any participation of non-Mexican investors, which includes individuals, corporations, other entities or trusts, in any percentage in the acts and activities listed by the Mexican Foreign Investment Law.

The general rule provides that foreign investment may participate in any percentage in the capital stock of Mexican companies, except in the cases specified in the Mexican Foreign Investment Law or any other Mexican law.

The Mexican Foreign Investment Law establishes that certain investments that have no voting rights or limited voting rights, and that are authorized as such by the applicable Mexican governmental authorities, are neutral investments (inversión neutra) and are not to be considered for the purposes of applicable foreign investment limitations. As such, non-Mexican investors may acquire more than 49% of the equity of an air transportation company through neutral investments, if voting rights attributable to such non-Mexican investors do not exceed 49% of the relevant company’s voting rights. Alternatively, approved neutral investments may consist of mechanisms, such as trusts, to limit voting and nonvoting rights according to the Mexican Foreign Investment Law requirements.

On May 28, 2002, the DGIE authorized Grupo Aeroméxico to issue series N shares, considered a “neutral investment,” that may be owned by non-Mexican investors. As of the date of this annual report, we do not have any issued or outstanding series N shares. Nevertheless, on March 30, 2011, the DGIE authorized investments in our common shares by non-Mexican investors that may not exceed 90% of our aggregate outstanding shares and are considered “neutral” because voting rights may not exceed the voting rights of 49% of the number of the shares represented at a shareholders’ meeting, even if ownership by non-Mexican investors exceed the 49% threshold. The remaining votes of shares attributable to non-Mexican investors are aggregated to the vote of the majority Mexican investors.

Pursuant to the DGIE Regulatory Approval, on March 12, 2024 the DGIE authorized Grupo Aeroméxico to amend its bylaws to become a publicly traded company, subject to complying with certain requirements regarding its capital structure and corporate restrictions to ensure control of Mexican investors of our company.

As a consequence of the foregoing, at our ordinary general shareholders’ meeting held on April 30, 2024, our shareholders approved the conversion of our company into an S.A.B. de C.V., and the proposed amendments to our bylaws to comply with the LMV and to include other customary provisions applicable to Mexican publicly-traded corporations. We submitted a new draft of our bylaws to the DGIE and comply with the DGIE requirements with respect to our capital structure, but the timing of this review and eventual approval of the subsequent amendment of our bylaws are uncertain, as the DGIE may request additional information or further amendments to our bylaws.

To comply with the Mexican Foreign Investment Law, we must follow several requirements, including the following:

•	shares owned by non-Mexican investors will only confer voting rights limited to a maximum percentage equal to 49% of Mexican investor owned shares represented at the relevant shareholders’ meeting;

•	shares owned by Mexican investors must always represent at least 10% of all of Grupo Aeroméxico’s shares;

•	in no case the non-Mexican investment may exceed 90% of all Grupo Aeroméxico’s shares; and

•	the majority of our directors must be appointed or removed by our Mexican investors

Based on the authorizations referred to in the prior paragraph, Grupo Aeroméxico’s bylaws state the following limitations applicable to foreign investment:

•

shares owned by non-Mexican investors are considered neutral investments automatically and without the need of any further act, subject to the limitations discussed below. The shares grant only the rights and are subject to the limitations stated in our bylaws;

•

shares owned by non-Mexican investors, directly or through the ADSs, which are considered neutral investments, confer rights that consist of the right to attend shareholders’ meetings, and exercise voting rights in respect of up to 49% of the Mexican investor owned shares represented at the relevant shareholders’ meeting. The voting rights of the remaining shares owned by such non-Mexican investors exceeding such 49% threshold are deemed voted (and votes will be deemed cast) in the same manner as the vote of the majority of the Mexican investors, even if ownership by non-Mexican investors exceeds 49%;

•

if the shares held by non-Mexican investors that are considered as neutral investments are transferred to a Mexican investor, such shares will automatically and with no need of further act be considered as shares with full voting rights;

•	shares owned by non-Mexican investors cannot exceed 90% of Grupo Aeroméxico’s outstanding shares. At all times, at least 10% of the shares must be beneficially owned by Mexican investors;

•

pursuant to our bylaws, we are required to provide to the DGIE and the Mexican Foreign Investment Registry any information requested by them to verify compliance with the provisions of our bylaws regarding foreign ownership. At least once a year, we must provide to such authorities (i) information on the foreign investment of Grupo Aeroméxico’s shares; and (ii) information on Grupo Aeroméxico’s ownership in its various subsidiaries; and

•

Mexican individuals or Mexican entities should always hold control of Grupo Aeroméxico. Under no circumstances the control of our company may be transferred to non-Mexican investors, individually or collectively, legally or in fact, in any manner. Any resolution or agreement in breach of the foregoing is void. For further information about limitations to foreign investment, see “Exhibit 2.1—Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as Amended—Restrictions Applicable to non-Mexican Investors” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Ownership of our Shares and ADSs—Mexican law precludes non-Mexican control of our company, limiting the voting power and the number of shares that can be held by non-Mexican investors.”

U.S. Regulation

The airline industry is heavily regulated by the U.S. government. Operations to and from the U.S. by non-U.S. airlines, such as Aeroméxico and Aeroméxico Connect, are subject to Title 49 of the U.S. Code, pursuant to which the DOT and the FAA (two of the primary regulatory authorities overseeing air transportation in the United States) exercise regulatory authority.

The DOT has jurisdiction over economic issues affecting air transportation, such as unfair or deceptive competition, consumer protection matters related to advertising, baggage liability and disabled passenger transportation, as well as over international aviation in connection with the United States, subject to review by the President of the United States. The DOT has authority to issue permits required for airlines to provide air transportation.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate and to comply with Federal Aviation Regulations 129 and 145. This certificate, in combination with operations specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft approved by the FAA.

The U.S. Department of Justice also has jurisdiction over airline competition matters under the U.S. federal antitrust laws.

Authorizations and Licenses

We are authorized by the U.S. DOT to engage in regular and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Mexico and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the U.S. DOT in the form of a foreign air carrier permit, exemption authorizations and statements of authorization to conduct our current operations to and from the United States. The exemption authorizations and the statements of authorization are temporary in nature, and both are subject to renewal; therefore, there can be no assurance that any particular exemption or statement of authorization will be renewed. Our foreign air carrier permit has no expiration date, while a renewal of the exemption authorization was timely filed and the authorization was automatically extended until such time as the U.S. DOT issues the renewal order.

Our DOT permit to act as a foreign carrier has been in effect since March 8, 2017. Under the DOT order, this permit may terminate:

•	upon the dissolution or liquidation of our company;

•	upon the enactment of any treaty, convention or agreement that terminates the bilateral agreement that grants us the right under the permit;

•	upon the effective date of any permit granted by the DOT to any other carrier designated by the government of Mexico in lieu of us; or

•	upon the termination or expiration of the applicable air services agreement between the United States and Mexico.

However, the last item above does not apply if prior to such termination or expiration, our air transportation services are authorized under another treaty, convention or agreement to which the United States and Mexico become parties.

The FAA is engaged in regulation with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation and other matters affecting air safety. The FAA requires each foreign air carrier to obtain certain operations specifications that authorize it to operate to particular airports on approved international routes using specified equipment. We currently hold FAA operations specifications under Part 129 of Title 14 of the Federal Regulations Code relating to “foreign air carriers and foreign operators of U.S.-registered aircraft engaged in common carriage” and we believe we are in compliance in all material respects with all the requirements necessary to maintain such operations specifications in good standing.

The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily, or revoke permanently, our authorization if we fail to comply with the regulations and applicable provisions, and can assess civil penalties for such failure. An amendment, suspension or revocation of any of our U.S. DOT authorizations or FAA operations specifications could have a material adverse effect on our business.

The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.

Safety

Our main priority is providing safe transportation. We adopt high standards of training and education for our crew and maintenance personnel and for the maintenance of our aircraft. We have established world-class safety standards and we were the first Mexican airline to receive the IOSA safety certification from the IATA. Our IOSA certifications have been renewed as a result of each review. Our Aeroméxico Connect’s IOSA certification expires on July 1, 2027. Our Aeroméxico’s IOSA certification expires on November 13, 2026.

We are engaged in the TSA’s Program to Prevent Acts of Unlawful Interference and the United States Border Protection and Customs Agency’s Safety Program. We have also earned a Customs-Trade Partnership Against Terrorism certificate. Furthermore, Aeroméxico is an ISASI active member, focused on the prevention of air accidents, and a member of the Flight Safety Foundation, a non-profit organization that is focused on improving world-wide air safety.

We are the first airline in Mexico to adopt and implement the ICAO recommendation on the Safety Administration System, which is the most advanced and standardized safety procedure system in the airline industry.

In May 2021, the FAA downgraded Mexico to Category 2 following a review of the Federal Civil Aviation Agency of the Government of Mexico because it concluded that Mexico did not comply with ICAO’s international aviation safety standards. As a result of this decision, our existing flights to and from the United States continued their normal operations, but we were subject to restrictions as long as Mexico remained a Category 2 country. These restrictions included certain adjustments to our code sharing agreements and prohibitions to increase routes or frequencies to certain locations, add new flight destinations and register new aircraft allowed to fly in United States’ airspace. By contrast, airlines from the United States could continue to operate without restrictions in flights to and from Mexico. On May 3, 2023, the Mexican government published amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and the Airports Law in the Mexican Federal Official Gazette. These amendments incorporate into law the ICAO standards needed to comply with the IASA requirements for a Category 1 FAA country. The SICT announced through AFAC that it would request a final audit by IASA and implement any measures requested by IASA to recover Mexico’s Category 1 FAA country status. The audit was completed on June 2, 2023. On September 14, 2023, the FAA upgraded Mexico back to Category 1 status.

Security

On November 19, 2001, the Aviation and Transportation Security Act, or the ATS Act, was passed by the Congress of the United States passed and signed into law by President George W. Bush. The ATS Act restructured aspects of civil aviation security and created the TSA, which took over security responsibilities previously held by the FAA. The TSA is an agency of the U.S. Department of Homeland Security. The ATS Act requires, among other things, the implementation of certain security measures by airlines and airports, such as, the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the ATS Act is provided in part by a $5.60 per segment passenger security fee, subject to a $11.20 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the ATS Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and carriers.

Customs and Border Protection

Our service to the U.S. is also subject to CBP (a law enforcement agency that is part of the U.S. Department of Homeland Security), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if un-manifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics, are based upon the retail value of the seizure, may be substantial. Although we have implemented comprehensive procedures designed to reduce the risk of illegal cargo being placed on our aircraft and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo, there can be no assurance that these procedures will prevent all such un-manifested or illegal cargo.

Noise Restrictions

Under the Airport Noise and Capacity Act of 1990, or the ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain “Stage 3” noise restrictions, which are currently the most stringent FAA noise requirements. All of our aircraft that fly to the United States meet the Stage 3 requirements.

Under the direction of the ICAO, governments are considering the creation of a new and more stringent noise standard than that contained in the ANCA. The ICAO adopted new noise standards in 2001 that established more stringent noise requirements for aircraft manufactured after January 1, 2006. In the U.S., legislation known as the “Vision 100-Century of Aviation Reauthorization Act,” which was signed into law in December 2003, required the FAA to issue regulations implementing “Stage 4” noise standards consistent with the recommendations adopted by the ICAO. FAA regulations require all aircraft designed and certified after January 1, 2006 to comply with Stage 4 and Stage 3 noise restrictions. As of December 31, 2025, our Boeing 787 fleet complied with this requirement.

DOT Passenger Protection Rules

We are subject to DOT passenger protection regulations when operating flights to or from the United States. These regulations govern a wide range of matters, including how fares are displayed, required customer disclosures, access by disabled passengers, compensation for denied boarding, handling of long onboard delays and reporting of mishandled baggage. Certain requirements, such as denied boarding compensation under CFR 250.2 apply exclusively to flights departing from the U.S. As of the date of this annual report, we fully comply with all applicable DOT requirements, including, among others, refund obligations, denied boarding compensation, accessibility standards, and other passenger protection rules. We maintain ongoing oversight of these matters, including through engagement with U.S. outside legal counsel, to monitor regulatory developments and timely implement adjustments to our policies, procedures and training programs, as needed. Through these measures, we are committed to comply with all DOT requirements and maintain high standards of passenger service and regulatory compliance.

Other Restrictions

Additionally, FAA regulations require compliance with the Traffic Alert and Collision Avoidance System, approved airborne wind shear warning system and aging aircraft regulations. Our fleet meets these requirements. In addition, all air carriers are subject to certain provisions of the Communications Act of 1934, due to their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the U.S. Federal Communications Commission, or the FCC. To the extent we are subject to FCC requirements, we have taken and will continue to take all necessary steps to comply with those requirements. Additional U.S. laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on companies that provide air transportation services.

Bilateral Air Transportation Agreement between the Governments of Mexico and the United States

On November 21, 2014, the governments of Mexico and the United States agreed to amend the Bilateral Air Transportation Agreement in effect between the two countries since August 15, 1960, which had not been amended since 2005. The amendment was signed on December 18, 2015 and was ratified by the Mexican senate on April 26, 2016 and the final approval by the U.S. was announced by the White House on July 22, 2016. The amendment entered into force on August 21, 2016, allowing for a larger number of airlines to fly on existing and new routes between both countries.

The modernization of the Bilateral Air Transportation Agreement opened up the possibility to implement more sound partnerships between airlines in Mexico and the United States, expanded the number of destinations served and allowed for more flight frequencies and options for our customers, facilitating the flow of people between the two countries. As a result, new opportunities have been created by Aeroméxico in order to take advantage of Mexico’s strategic location and increase penetration into international markets. A renegotiation and/ or termination of the Bilateral Air Transportation Agreement or other related events, such as increased competition in these cross-border routes may have an adverse material effect on the Mexican air industry and affect our business, financial position and operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The airline industry is highly competitive, and we may face greater competition on a significant portion of our business and routes.”

Environmental Regulations

Mexico

Mexican airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of materials and chemical substances and aircraft noise. These laws and regulations are enforced by various Mexican governmental authorities, each of which may impose administrative sanctions in case of violations, in addition to criminal or civil liabilities. We believe we are currently in compliance in all material respects with Mexican environmental regulations.

The main regulations relating to the protection of the environment are the General Law of Ecological Balance and Protection of the Environment (Ley General del Equilibrio Ecológico y Protección al Ambiente), the regulations of the General Law of Ecological Balance and Protection of the Environment regarding Environmental Impact and Prevention and Control of Air Pollution and of Hazardous Waste (Reglamentos en Materia de Evaluación del Impacto Ambiental, Prevención y Control de Contaminación de la Atmosfera), the General Law for Prevention and Handling of Waste (Ley General de Prevención y Gestión Integral de Residuos) and the National Waters Law (Ley Nacional de Aguas). Further, we are also subject to their secondary regulations and Official Mexican Standards, specifically Official Standard NOM 036 SCT3 2000, which regulates the maximum limits of aircraft noise emissions as well as the requirements to comply with such limits.

Generally, these regulations are primarily enforced by the Mexican Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or the SEMARNAT). The SEMARNAT has the power to initiate administrative and criminal proceedings against companies that violate environmental laws or the regulations thereunder and has the authority to shut down facilities that do not comply with applicable regulations. These laws and regulations cover, among others, water, air, noise pollution, and hazardous waste. Pursuant to these regulations, we are required to file periodic reports with respect to air, noise and hazardous waste emissions and to comply with certain wastewater disposal standards.

We place significant emphasis on operating our business efficiently and in an environmentally friendly manner. In connection with our concession, we must meet environmental standards, monitor our operations that have a material environmental impact and implement actions that limit such impacts. We have implemented programs encouraging the responsible use of water, adequate disposal of waste and optimization of the amount of electricity that we consume.

United States and Other Countries

We are subject to various U.S. federal, state and local laws and regulations relating to the protection of the environment and related matters, such as air pollution (including greenhouse gas emissions), noise pollution, waste and discharges to surface and subsurface water, safe drinking water, and the use, management, release, discharge and disposal of, and exposure to, materials and chemicals, which laws and regulations are administered by numerous state and federal agencies.

The EPA regulates our operations in the United States, including air carrier operations, which affect the quality of air in the United States. In January 2021, the EPA adopted GHG emission standards for new aircraft engines, aligning with the 2017 standards adopted by ICAO for aircraft engine GHG emission standards. Similar to the ICAO standards, the EPA’s standards do not apply retroactively to engines on in-service aircraft. Pursuant to the Clean Air Act, the FAA issued a final rule in February 2024 to implement these standards, introducing new fuel efficiency certification regulations. These regulations apply to airplanes manufactured after January 1, 2028, as well as to uncertified large business and commercial jet aircraft. The new requirements took effect in April 2024. We believe the aircraft in our fleet meet all current emission standards issued by the EPA. Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The airline industry is subject to strict environmental laws and regulations, and compliance or potential breach of, or liabilities arising under, such laws and regulations may be costly and materially affect our business, financial condition and operating results.”

The Airport Noise and Capacity Act of 1990 recognizes the rights of operators of U.S. airports with noise problems to implement local noise abatement programs so long as such programs do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. This statute generally provides that local noise restrictions on Stage 3 aircraft first effective after October 1, 1990 require FAA approval. Our operations could be adversely impacted if locally imposed regulations become more restrictive or widespread. In addition, foreign governments may enact or allow airports to enact similar restrictions, which could adversely impact our international operations or require significant expenditures in order for our aircraft to comply with the restrictions. For example, in 2022, to reduce noise, the Netherlands announced a multi-phase plan to reduce the maximum number of flights authorized annually at Amsterdam’s Schiphol Airport. In 2023, airlines and airline associations, including Delta and KLM, challenged the initial phase of the plan. The U.S., the European Commission and other governments also raised legal concerns about the plan with the Dutch government. In November 2023, the Netherlands suspended the initial phase of the plan, and in 2024, the Netherlands Supreme Court found that the Dutch government’s flight reduction plan was unlawful. The Dutch government has issued a revised plan, which is under review with the European Commission. Neither the outcome of the review of the plan, nor the impact of its implementation, can be determined at this time.

In 2016, the ICAO adopted a resolution creating CORSIA, providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA has been implemented in phases, starting with the participation of 129 ICAO member states, including the United States and Mexico, on a voluntary basis during a pilot phase (from 2021 through 2023), and a first phase (from 2024 through 2026), followed by an obligatory second phase (from 2027) for member states whose civil aviation CO2 emissions exceed certain thresholds. The countries in which we operate are ICAO member states and therefore in the future we may be financially affected due to compliance with CORSIA’s mandates.

In addition, CO2 emissions from aviation have been included in the EU ETS. Under the EU ETS, all airlines operating in Europe, European and non-European alike, are required to monitor, report and verify their CO2 emissions and to tender allowances against those emissions at the end of each year. Airlines are required to purchase allowances from a market if they exceed their allocation of free allowances. Initially, this proposal affected only intra-European flights, as agreed in Regulation No. 421/2014 and extended by Regulation (EU) 2017/2392. The initial scope of the ETS, however, was narrowed so that it would apply only to flights within the EEA through 2023 to align with the pilot phase of CORSIA. In 2023, the EU adopted new legislation extending this narrow scope of the EU ETS until 2027. It also requires a review of CORSIA’s effectiveness in 2026, which could potentially lead to expansion of the EU ETS to include all flights departing the EU and EEA. As a result of the United Kingdom’s withdrawal from the EU, UK flights are no longer part of the EU ETS and are instead regulated under a separate UK ETS scheme. UK ETS is applicable to UK domestic flights and flights from the UK to EEA countries.

Labor Regulations and Social Security

We must comply with the Mexican Federal Labor Law (Ley Federal del Trabajo) and with general labor regulations issued by the Mexican Ministry of Labor and Social Prevention, which govern issues such as employees’ hours and working conditions, health risks, fringe benefits and the dismissal of employees.

We are also subject to the following labor collective bargaining agreements with:

•	ASPA, which represents Aeroméxico’s and Aeroméxico Connect’s pilots;

•	ASSA, which represents Aeroméxico’s flight attendants;

•	STIA, which represents Aeroméxico Connect’s flight attendants and maintenance staff; and

•	Independencia, which represents Aeroméxico’s maintenance and airport staff and Aeroméxico’s Cargo’s staff; and

•	SNTTTAS, which represents Aeroméxico Sistemas Integrados’ employees.

In this respect, we must comply with the Social Security Law (Ley del Seguro Social) through the Mexican Social Security Institute (Instituto Mexicano del Seguro Social), which covers mandatory insurances for:

•	occupational hazards (accident or occupational disease);

•	diseases and maternity (medical care and disability payment);

•	disability (general illness which prevents working) and life (death of the insured);

•	retirement, unemployment at old age (pension by age and years quoted); and

•	nurseries and social benefits.

The 2021 labor reform consists of amendments to several labor laws and regulations, including the Mexican Federal Labor Law. The labor reform has three main objectives:

•	to severely limit personnel subcontracting, both outsourcing (from third-parties) and insourcing (from affiliates);

•	to clarify the amount of employers’ profit-sharing obligation; and

•	to establish new penalties in respect of the non-availability of tax deductions and fines for failure to comply with subcontracting requirements

Under the reform, personnel subcontracting is prohibited, except subcontracting of services or of services that not directly related to a company’s corporate purpose or main economic activity. In addition, personal subcontracting in respect of specialized or permitted services requires the service provider to register the agreement with Mexico’s labor authority. The labor reform sets forth that no tax deductions are permissible in respect to payments made under irregular outsourcing services (such as payments to a service provider that is not registered with the labor authorities).

C.	ORGANIZATIONAL STRUCTURE

The following chart shows our simplified corporate structure, reflecting our main shareholders and material operating companies, as of the date of this annual report:

(1)

Includes 242,853,020 shares held directly by the Apollo shareholder and 32,197,150 shares held by Banco Actinver F/5292 Trust on behalf of the Apollo shareholder. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

We have three main operating subsidiaries: Aerovías Empresa de Cargo S.A. de C.V. (known as Aeroméxico Cargo), Aerovías de México S.A. de C.V. (known as Aeroméxico), and Aerolitoral S.A. de C.V. (known as Aeroméxico Connect). Aeroméxico is our principal commercial airline subsidiary operating mainly on high-density routes, such as international routes and among the Mexican business triangle between Mexico City, Guadalajara and Monterrey. Aeroméxico Connect is our second commercial airline subsidiary for short-haul markets and covers mostly domestic destinations within Mexico. As of December 31, 2025, Aeroméxico and Aeroméxico Connect employed approximately 75.42% of our employees.

Aeroméxico Cargo is our operating subsidiary providing freight services to our customers locally and internationally. Estrategias Especializadas en Negocios, S.A. de C.V. provides airport ground handling services exclusively to us. PLM manages our loyalty program, Aeroméxico Rewards. All of our subsidiaries are incorporated in Mexico.

For more information regarding our subsidiaries, see “Exhibit 8.1—List of subsidiaries of the Registrant.”

D.	PROPERTY, PLANTS AND EQUIPMENT

Our main assets consist of the interest in our subsidiaries and certain industrial property as further described below.

Aircraft

The table below shows the number of aircraft in our fleet, including leased and owned aircraft, as of the dates indicated:

	As of December 31,
	2025	2024	2023
Aeroméxico
B787	22	22	20
B737-800-NG	34	34	35
B737-8 MAX	45	37	33
B737-9 MAX	30	21	18
Subtotal	131	114	106
Aeroméxico Connect
E190	34	34	40
Total(1)	165	148	146

(1)

This total (i) excludes five owned B737-700-NG aircraft which, as of December 31, 2025, were not flown in revenue passenger service and are being maintained to source spare engines and (ii) includes one leased B787 aircraft which, as of December 31, 2025, was leased and in the delivery process, and started operating in 2026.

In 2025, we added eight B737-8 MAX, nine B737-9 MAX and one Boeing 787 Dreamliner to our operational fleet. In 2024, we added four B737-8 MAX, three B737-9 MAX and two Boeing 787 Dreamliners to our operational fleet. In 2023, we added six aircraft to our fleet, one Boeing 787 Dreamliner and five Boeing 737 MAX aircraft.

We expect to lease at least five new aircraft between 2026 and 2027, of which three will be Boeing 737 MAX aircraft and two will be Boeing 787 Dreamliner aircraft.

As of December 31, 2025, we had 165 passenger aircraft in our operating fleet, of which 137 aircraft were leased, 26 aircraft were subject to finance lease agreements and two aircraft were owned by us. In 2025, one of our operating leases was converted into finance leases. As of December 31, 2024, we had 148 passenger aircraft in our operating fleet, of which 122 aircraft were leased, 24 aircraft were subject to finance lease agreements and two aircraft were owned by us. In 2024, we paid off two of our aircraft finance leases. As of December 31, 2023, we had 146 passenger aircraft in our operating fleet, of which 136 were leased and 10 aircraft were subject to finance lease agreements.

Engines

The table below shows the number of leased spare engines in our fleet as of December 31, 2025:

As of December 31, 2025
Engine type
Leased engines
CF34-10	10
CFM 56	1
LEAP	11
GENX	6
Total leased engines(1)	28
Owned engines
CFM 56	10
CF34-10	1
Total owned engines	11
Total(1)	39

(1)	Excludes four CFM 56 engines, three CF34-10 engines and one LEAP engine that were in redelivery process to the lessor as of December 31, 2025.

Aircraft lease agreements

We lease our aircraft from many of the principal international aircraft lessors in the market, with relatively low concentration. This approach reduces the risks associated with leasing assets from a small group of lessors. The table below shows information about our leased aircraft and aircraft subject to financing as of December 31, 2025.

	As of December 31,
	Number of Aircraft	% of total aircraft	Aircraft average age
Leased aircraft
Aeroméxico Connect	17	10.3%	16.2
Aeroméxico	120	72.7%	6.0
Financed aircraft
Aeroméxico Connect(1)	17	10.3%	15.6
Aeroméxico(2)	9	5.5%	12.7
Owned aircraft
Aeroméxico	2	1.2%	19.3
Total(3)	165	100%	8.6

(1)	Consists of finance leases of E190 aircraft that are not considered financial debt pursuant to IFRS 16.
(2)	Consists of (i) eight finance leases considered as financial debt pursuant to IFRS 16 and supported by EXIM guarantees; and (ii) one finance lease not considered as financial debt pursuant to IFRS 16.
(3)

This total (i) excludes five owned B737-700-NG aircraft which, as of December 31, 2025, were not flown in revenue passenger service and are being maintained to source spare engines and (ii) includes one leased B787 aircraft which, as of December 31, 2025, was leased and in the delivery process, and started operating in 2026.

Real estate

We lease our main offices located at Paseo de la Reforma No. 243 in Mexico City, consisting of three floors within a large office tower, totaling approximately 4,581 square meters. In addition, in 2016, we entered into the Torre Aeroméxico Project, a joint venture with a consortium with Mexican developers, which consists of the construction of an office tower in Paseo de la Reforma No. 445 in Mexico City, where our offices were previously located. The project is expected to be completed by the end of 2026, and, upon completion of this project, we expect to own properties totaling 9,000 square meters at Torre Aeroméxico. We intend to relocate to Torre Aeroméxico upon the completion of the project. We do not expect any penalty or early termination fee under our current lease agreement. We own properties located in the vicinity of MEX. We own a property of approximately 21,690 square meters adjacent to MEX, where we have part of our operations offices and an AM Connect hangar, and a property of approximately 6,334 square meters adjacent to MEX, where we have administrative offices known as the International Civil Aviation Training Center (Centro Internacional de Adiestramiento de Aviación Civil), or the CIAAC, from AFAC.

In addition, we own other land in Ixtapa, Zihuatanejo and Cozumel Mexico. We lease several spaces at MEX from the airport operator, totaling approximately 248 thousand square meters that are used for our operations. The lease agreements for these lots have different expiration dates. We have completed the renewal process for all of the agreements that expired in 2024. The renewed agreements have an expiration date of December 2028, and as of the date of this annual report, we are in the process of renewing the only agreement that expired in June 2025. This new agreement will expire in June 2029 (which will integrate another agreement that was due to expire in 2027) and will now be for two lots. The rent on these leases increase annually based on the movement of the INPC.

We also lease property in other airports. The main leased areas outside of MEX consist mostly of maintenance and aircraft parking facilities. We lease land in the Miguel Hidalgo y Costilla International Airport, and the site where we built our detachable maintenance hangar has a total area of approximately 44.7 thousand square meters. We also lease real estate of approximately 68.7 thousand square meters at the Querétaro Intercontinental Airport and of approximately 10 thousand square meters at the Monterrey International Airport. We also lease space at several airports for our daily operations. The terms of each of these leases and the monthly rent varies in each airport.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information—D. Risk Factors.” Actual results could differ materially from those contained in any forward-looking statements.

The following tables summarize certain of our consolidated financial and operating data for our business for the periods presented. You should read the following summary financial data in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” and our audited consolidated financial statements, all included elsewhere in this annual report. We prepare our audited consolidated financial statements in accordance with IFRS.

We derived the summary tables below from our audited consolidated financial statements included in this annual report. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statements of Profit or Loss and Other Comprehensive Income Data

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
Revenues:
Passenger	4,860.5	5,150.9	4,504.2
Air Cargo	312.4	296.1	269.9
Other	187.7	172.9	142.0
Total revenue	5,360.6	5,619.9	4,916.1
Operating expenses:
Jet-fuel	1,137.6	1,236.6	1,310.2
Wages, salaries and benefits	1,148.1	1,084.2	896.1
Maintenance	231.5	258.2	232.2
Aircraft, communication and traffic services	614.5	591.0	532.1
Passenger services	150.7	140.8	113.6
Travel agent commissions	97.0	122.2	112.0
Selling and administrative	359.3	406.3	357.5
Aircraft leasing	17.7	16.2	23.8
Depreciation and amortization	730.3	655.1	579.8
Impairment (reversal)	(3.7)	—	3.4
Other loss, net	26.7	48.5	36.5
Share of (gain) on equity accounted investees, net of tax	(77.2)	(5.9)	3.1
Total operating expenses	4,432.5	4,553.2	4,200.3
Total operating income	928.1	1,066.7	715.8
Finance income (cost):
Finance income	31.6	77.9	70.8
Finance cost	(545.7)	(447.4)	(498.9)
Net finance cost	(514.1)	(369.5)	(428.1)
Income before income tax	414.0	697.2	287.7
Income tax expense	62.1	79.7	14.3
Income for the year	351.9	617.5	273.4

Consolidated Statements of Financial Position Data

	As of December 31,
	2025	2024	2023
	(in millions of U.S.$)
Assets
Current assets:
Cash and cash equivalents	1,024.2	842.0	937.7
Derivative financial instruments	—	—	0.3
Trade and other receivables	699.9	591.5	618.2
Due from related parties	2.6	3.1	1.2
Prepayments and deposits	78.5	70.3	48.7
Inventories	174.4	139.7	108.5
Total current assets	1,979.6	1,646.6	1,714.6
Non-current assets:
Property and equipment, including right-of-use	3,674.0	3,206.6	2,787.6
Intangible assets and goodwill	1,098.2	1,080.4	1,071.8
Prepayments and deposits	150.1	160.5	149.0
Investments in equity accounted investees	—	17.0	27.1
Other non-current assets	11.2	10.8	6.7
Deferred tax assets	280.0	261.7	335.0
Total non-current assets	5,213.5	4,737.0	4,377.2
Total assets	7,193.1	6,383.6	6,091.8
Liabilities
Current liabilities:
Loans and borrowings, including leases	450.5	448.3	523.2
Trade and other payables	1,710.9	1,652.2	1,533.5
Due to related parties	1.1	0.8	14.4
Provisions	56.6	117.2	85.9
Air traffic liability	505.9	617.2	836.4
Frequent flyer program	288.7	288.0	247.2
Income taxes payable and employee’s statutory profit sharing	82.2	69.5	28.8
Total current liabilities	3,095.9	3,193.2	3,269.4
Non-current liabilities:
Loans and borrowings, including leases	3,604.5	3,252.6	2,711.1
Frequent flyer program	344.1	300.4	268.3
Provisions	331.6	207.1	218.9
Employee benefits	274.1	209.1	235.8
Deferred tax liabilities	135.1	121.1	121.2
Total non-current liabilities	4,689.4	4,090.3	3,555.3
Total liabilities	7,785.3	7,283.5	6,824.7
Equity (deficit):
Capital stock	3,504.1	3,526.0	4,326.9
Share premium	(2,182.9)	(2,182.9)	(2,182.9)
Statutory reserve	24.8	24.8	24.8
Stock repurchase reserve	29.7	29.7	29.7
Equity accounted investees share of OCI	(6.6)	(6.6)	(6.6)
Remeasurement of defined benefit liability	5.2	17.1	13.1
Accumulated deficit	(1,968.6)	(2,310.1)	(2,939.9)
Total deficit attributable to equity holders of the Company	(594.3)	(902.0)	(734.9)
Non-controlling shareholders	2.1	2.1	2.0
Total deficit	(592.2)	(899.9)	(732.9)
Total equity and liabilities	7,193.1	6,383.6	6,091.8

Non-IFRS Financial Measures and Reconciliations

We prepare our audited consolidated financial statements in accordance with IFRS. In addition to disclosing financial results prepared in accordance with IFRS, we disclose information regarding Adjusted EBITDA and Adjusted EBITDAR, which are non-IFRS measures. We believe these financial reporting measures to be useful indicators of our operational performance. These known performance measurements in the aviation industry are frequently used by investors, stock analysts and others who are interested in comparing the operational performance of companies in our industry.

We define Adjusted EBITDA as profit or loss for the period before income tax expense (benefit), depreciation and amortization, net finance cost, and impairment (reversal).

We define Adjusted EBITDAR as Adjusted EBITDA before aircraft leasing expenses. We consider Adjusted EBITDAR to be solely a valuation metric, not a performance metric.

Adjusted EBITDA and Adjusted EBITDAR have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are: (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; (ii) they do not reflect changes in, or cash requirements for, our working capital needs; (iii) they do not reflect our cash requirements necessary to service interest or principal payments on our debt; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect any cash requirements for such replacements; (v) they do not adjust for all non-cash income or expense items that are reflected in our consolidated statements of profit or loss and other comprehensive income; (vi) they do not reflect the impact of all non-recurring items; and (vii) other companies in our industry may calculate these measures, or similarly titled measures, differently than we do, limiting their usefulness as comparative measures.

We believe that while Adjusted EBITDAR excludes aircraft leasing expense, it is a useful valuation measure commonly used by investors, securities analysts and other interested parties to derive valuation estimates without consideration of the impact of distinct aircraft financing and ownership methodologies, which vary and are not consistently comparable among airlines. Because aircraft leasing expense is excluded from Adjusted EBITDAR (in addition to the items excluded from Adjusted EBITDA), the measure permits the reader to isolate (i) the accounting effects of aircraft acquisition, which may be made through direct purchase, acquisition debt or leases, with each methodology being presented differently for accounting purposes; and (ii) other items that would be accounted for as part of the assets that were acquired as opposed to leased, such as charges that fall into the exceptions of IFRS 16, including variable lease payments and supplemental rent (in addition to the items excluded from Adjusted EBITDA).

However, Adjusted EBITDAR should not be viewed as a measure of our financial performance or considered in isolation or as an alternative to our net income because it excludes aircraft lease expense, which is a normal, recurring cash operating expense that is necessary to operate our business. Because of this exclusion, Adjusted EBITDAR has limitations as an analytical tool. Accordingly, the usefulness of Adjusted EBITDAR as a performance measure is limited, and you are cautioned not to place undue reliance on this information when analyzing our results of operations and financial condition or as a measure of our financial performance. In addition, other companies in our industry may calculate Adjusted EBITDAR or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA

The following table sets forth a reconciliation of our profit or loss to Adjusted EBITDA for each of the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
Income for the year	351.9	617.5	273.4
Income tax expense	62.1	79.7	14.3
Depreciation and amortization(1)	730.3	655.1	579.8
Net finance cost(2)	514.1	369.5	428.1
Impairment (reversal)	(3.7)	—	3.4
Adjusted EBITDA(3)	1,654.7	1,721.8	1,299.0

(1)	Depreciation and amortization expense as presented in our consolidated statement of profit or loss.
(2)	See Note 31 to our audited consolidated financial statements.
(3)

We define Adjusted EBITDA as profit or loss for the period before income tax expense, depreciation and amortization, net finance cost, and impairment (reversal). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Because the adjustments to Adjusted EBITDA are not determined in accordance with IFRS, this measure may be calculated differently by other companies. As a result, Adjusted EBITDA as presented may not be directly comparable to similarly named measures presented by other companies.

Adjusted EBITDAR

The following table sets forth a reconciliation of our profit or loss to Adjusted EBITDAR for each of the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
Income for the year	351.9	617.5	273.4
Income tax expense	62.1	79.7	14.3
Depreciation and amortization(1)	730.3	655.1	579.8
Net finance cost(2)	514.1	369.5	428.1
Impairment (reversal)	(3.7)	—	3.4
Aircraft leasing(3)	17.7	16.2	23.8
Adjusted EBITDAR(4)	1,672.4	1,738.0	1,322.8

(1)	Depreciation and amortization expense as presented in our profit or loss.
(2)	See Note 31 to our audited consolidated financial statements.
(3)	Aircraft leasing is comprised of short-term rentals of flight equipment, including subject to PBH period.
(4)

We define Adjusted EBITDAR as Adjusted EBITDA plus aircraft leasing expense. We consider Adjusted EBITDAR to be solely a valuation metric, not a performance metric. Adjusted EBITDAR has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Because the adjustments to Adjusted EBITDAR are not determined in accordance with IFRS, this measure may be calculated differently by other companies. As a result, Adjusted EBITDAR as presented may not be directly comparable to similarly named measures presented by other companies.

Factors affecting our results of operation

General

Our operating and business performance depends on factors that affect airlines and their markets, including trends that affect the broader travel industry, as well as trends that affect the specific markets in which we operate, and our target customer base.

We believe the following factors are key to our performance:

•	competition;

•	fuel costs;

•	labor relations;

•	aircraft maintenance costs;

•	fleet availability and leasing costs;

•	the availability of adequate airport infrastructure;

•	financing costs;

•	seasonality; and

•	domestic and international economic conditions.

For the years ended December 31, 2023 and 2024, our results of operations were also impacted by the conclusion of our Chapter 11 proceedings in 2022, the renegotiation of our aircraft leases and expiration of the last of our PBH periods in 2023, and the prepayment of the exit financing notes due 2027 in 2024, as described in more detail below.

Other non-recurrent items have also impacted our results of operations during the periods under discussion. For example, in 2025, we recognized an income of $71.1 million from the sale of the Company’s 50% equity interest in TechOps MX, in addition to our share of TechOps MX’s net results through November 2025 of $6.1 million, a joint venture owned in equal parts by Aeroméxico and Delta, dedicated to providing aircraft maintenance and repair services and non-capitalized administrative expenses of $4.3 million related to our Initial Public Offering. In 2024, we recognized $165.8 million of non-recurrent favorable effects within operating income and net income and $160.3 million within Adjusted EBITDAR, comprising (i) compensation from Boeing for financial damages related to the Boeing 737 MAX grounding, and (ii) estimated breakage from unused tickets resulting from the extension of ticket usage rules introduced under prior years’ commercial flexibility initiatives.

Competition

The airline industry is highly competitive. The main factors that affect the performance of the airline industry include:

•	price and volume of fares and ancillary services;

•	flight schedules;

•	routes to and from certain cities;

•	frequent flyer programs;

•	ancillary products and passenger amenities;

•	customer service;

•	fleet type; and

•	reputation.

Price competition is common across our industry and typically varies from market to market. We are subject to price competition in Mexico and in all of the international markets in which we operate. We continually monitor pricing across the passenger air travel market in order to gauge the competitiveness of our fares. Market participants, particularly ULCCs, often adopt price discounts, targeted promotions and changing price structures, which can make it challenging for us to respond and ensure that we are providing competitive rates, services and products. Unlike the FSCs, the ULCC business model consists of offering a basic fare only for the air travel, and the passenger purchases ancillary services, such as carry-on and checked bags or seat assignment, separately. As such, the total price for the trip varies according to the basic fare and the add-on services selected by the passenger. By contrast, our business model, as an FSC, consists of offering different fare classes, and each class includes certain sets of services. Although the passenger may choose add-on services, usually the total price the customer pays is close to the fare price. As a result, ULCCs influence the total price customers pay by modifying the fare price or the price of their add-on services, which increases their price competitiveness. Our current and potential competitors include both Mexican-based ULCCs that provide services within the Mexican air travel market and, on a limited basis, international flights; and traditional international network carriers that provide full service, including international wide-body and long-haul services.

We are an FSC focused primarily on business travelers and less price-sensitive leisure and VFR travelers. Our main competitors in the Mexican domestic market are ULCC carriers that primarily attract VFR and price-sensitive leisure travelers and lower income travelers, many of whom are new to air travel. While air travel continues to gain popularity in Mexico, we also compete with ground transportation alternatives, such as medium- and long-distance buses. We have seen a significant shift in Mexican travel preference from bus trips to air trips over the last several years and believe that this trend will persist going forward.

In addition to our company, many airlines based outside of Mexico provide international scheduled passenger air service to and from Mexico and cover destinations traditionally attractive to passengers arriving in and departing from Mexico. We compete directly with different groups of international airlines depending on the route. Our main international travel competitors include traditional network carriers and ULCCs.

Jet fuel prices

We depend on the availability of reasonably priced jet fuel to operate our business. However, jet fuel prices and availability are subject to market fluctuations, refining capacity, market surpluses and shortages and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and global events, which we can neither control nor accurately predict.

Jet fuel, our largest operating expense, represented 21.2%, 22.0% and 26.7% of our total revenue in 2025, 2024 and 2023, respectively. Accordingly, the levels of, and fluctuation in, jet fuel prices significantly affect our results of operations.

As of the date of this annual report, we obtain fuel in Mexico from World Fuel and ASA. World Fuel is among the largest fuel suppliers in the world and is our main supplier. We entered into the World Fuel supply agreement in January 2019, which was renewed in 2022 and 2025 and expires in April 2027. ASA continues to be the leading supplier of jet fuel in Mexico through its network of aviation fuel stations throughout the country, and we entered into the ASA fuel supply agreement on December 31, 2021. Our current agreement with ASA expires on December 31, 2028. We typically initiate routine renewal discussions with ASA approximately three months ahead of the expiration.

The price that we pay for fuel under the ASA and World Fuel contracts is reflective of fuel base prices set by ASA’s board of directors based on the price determined by PEMEX, the Energy Regulatory Commission (Comisión Reguladora de Energía) and the Ministry of the Treasury and Public Credit of Mexico (Secretaría de Hacienda y Crédito Público), or the SHCP. Such prices are also impacted by the U.S. Gulf Coast Waterborne Fuel international index because PEMEX is subject to this pricing for the oil that it sources from third parties. The price we pay for imported fuel under the World Fuel agreement is based on Platt’s USGC Jet 54 Prompt Pipeline. Logistical factors also impact the price we pay. Depending on the delivery distance to the airport, pipeline and tank car rail transport may be used, with rates charged for these delivery methods added to the price we pay. Accordingly, the fuel price we pay is subject to regular adjustment.

To cover our fuel needs at airports outside of Mexico, we purchase fuel from local suppliers that supply such airports, such as Chevron, Valero and British Petroleum, at prices generally based on the Platt’s Oilgram Price Report applicable in the relevant region. For purchases outside of Mexico, we work closely with Delta to leverage volume discounts and better credit conditions and mitigate the impact of supply chain disruptions.

The price of jet fuel is highly correlated to the price of crude oil. According to EIA, in 2025, crude oil prices generally declined, with supplies in global markets exceeding the demand. Jet fuel prices were 13% lower on average in 2024 compared to 2023 and the jet fuel crack margin narrowed as refinery capacity improved and airlines, including us, implemented fuel efficiency improvements and fleet upgrades that dampened jet fuel demand growth. Between 2024 and 2025, jet fuel prices experienced a further notable decline, with our average price per gallon decreasing from $2.67 in 2024 to $2.48 in 2025, reflecting a combination of factors including lower crude oil prices, easing refinery margins, and increased supply.

However, jet fuel prices have sharply increased during the beginning of 2026. Jet fuel prices were 49.4% higher on average in March 2026 compared to March 2025, primarily as a result of the ongoing conflict in the Middle East, including the escalating hostilities involving the United States, Israel and Iran, and the continued threat of broader regional escalation. The conflict has adversely affected global oil supply and, consequently, our fuel costs, particularly as a result of Iran’s disruption of the Strait of Hormuz, through which a significant share of global seaborne oil exports pass. Although we do not have any direct operations in Israel, Egypt, Iran, Jordan, Lebanon, Syria, the West Bank or Gaza, we have been and will likely continue to be affected by the broader consequences of the ongoing conflict in the Middle East, including increased supply chain disruptions, reduced access to and higher prices of fuel and other effects on the global economy. We cannot predict the duration, escalation or resolution of the ongoing conflicts in the Middle East, and there can be no assurance that such conflicts will cease or that their impact on global oil supply and jet fuel prices will not worsen.

From time to time and on certain routes, we apply fare increases or fuel surcharges to our air tickets to partially or fully mitigate the impact of higher fuel prices. We believe that we have been able to pass through the added fuel costs to our customers on most of our routes. However, the effectiveness of these actions may vary depending on market conditions and the magnitude and duration of fuel price increases. In periods of sustained or significant fuel price volatility, including those driven by geopolitical events, our ability to fully offset higher fuel costs through pricing actions may be more limited. We continue to actively monitor market conditions and adapt our commercial and network strategies accordingly.

Our current jet fuel hedging policy provides that 40% to 60% of our estimated fuel consumption in a 12-18-month period may be hedged. Before the COVID-19 pandemic, we used call and call spreads to execute this policy. We paused the use of fuel hedges in the beginning of 2020 and currently are not hedging our jet fuel expenses.

For more information about our jet fuel agreements, see “Item 4. Information on the Company—B. Business Overview—Business—Jet Fuel” and for the risks related to jet fuel availability and price variations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are highly impacted by volatility in the price and availability of jet fuel.”

Labor relations

The airline industry is heavily unionized in most countries, including Mexico. Wages, benefits and work rules of unionized airline industry employees are determined by CBAs. As of December 31, 2025, 2024 and 2023, we had 17,068, 16,608 and 15,943 employees in Mexico, respectively. The majority of our employees are located in Mexico and the remainder are distributed across the destinations in which we operate. As of December 31, 2025, 2024 and 2023, 11,993, 11,719 and 11,267, respectively, of our employees in Mexico were represented by labor unions, representing 70.3%, 70.6% and 70.7%, respectively, of our total employees in Mexico.

Our employees are represented by the following different unions:

•	ASPA, which represents Aeroméxico’s and Aeroméxico Connect’s pilots;

•	ASSA, which represents Aeroméxico’s flight attendants;

•	Independencia, which represents Aeroméxico’s maintenance and airport staff and Aeroméxico Cargo’s staff;

•	SNTTTAS, which represents Aeroméxico Sistemas Integrados’ employees; and

•	STIA, which represents Aeroméxico Connect’s flight attendants and maintenance staff.

We are party to CBAs with the unions that represent our employees. The CBAs currently in effect expire as follows:

•	ASPA: the CBA with Aeroméxico expires on September 30, 2026, and the CBA with Aeroméxico Connect expires on November 30, 2026;

•	ASSA: the CBA with Aeroméxico expires on May 31, 2026;

•	STIA: the CBA with Aeroméxico Connect expires on September 30, 2028;

•	Independencia: the CBA with Aeroméxico expires on October 13, 2028, and the CBA with Aeroméxico Cargo expires on October 27, 2028; and

•	SNTTTAS: the CBA with Aeroméxico Sistemas Integrados expires on April 15, 2028.

To become effective, a CBA needs to be approved by the union and by the majority of the union members in a subsequent consultation process. The CBAs are renegotiated annually with respect to salary and every two years for other terms.

Conditions included in the aforementioned CBAs may vary substantially, depending upon a number of factors, including inflation, economic conditions and the general relationship between unions and the private sector, none of which are within our control.

As a result, our relations with our employees, including the terms that we are able to negotiate with the unions through CBAs, constitute a significant factor affecting our results of operations. In particular, the wages, salaries and benefit expenses that we are required to pay may increase as a result of any new terms negotiated with our labor unions upon expiration of the respective CBAs. For further information about the risks related to our labor relations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be adversely affected if our labor relations deteriorate, we fail to renew our CBAs on satisfactory terms or experience strikes or other labor unrest.”

Aircraft maintenance

We are required to maintain our aircraft to ensure passenger safety, smooth and timely operation of our flights, efficiency of our operations and to comply with the terms of our aircraft leases. We are responsible for the cost and the performance of this maintenance and therefore the complexity, frequency and volume of aircraft maintenance is a significant factor affecting the availability of aircraft and our results of operations.

The maintenance of our aircraft and engines has several complexity levels, and each level involves significantly different labor and material inputs. Airframe line maintenance consists of daily and weekly scheduled maintenance, including pre-flight and overnight checks. Airframe heavy maintenance, by contrast, involves complex tasks that may take several weeks and is generally required every three, five or six years. The total maintenance costs and related depreciation of significant maintenance expense are subject to variables such as estimated utilization rates, average stage length, the interval between significant maintenance events, the size, age and make-up of our fleet, maintenance holidays, government regulations and the level of unscheduled maintenance events and their actual costs. For further information about the maintenance of our aircraft, see “Item 4. Information on the Company—B. Business Overview—Our Fleet—Maintenance.”

We also rely on certain types of engines and parts from a limited number of suppliers, and failures related to these components may adversely affect our operations. In early 2025, we observed recurring early signs of deterioration in the High-Pressure Turbine, or HPT, Stage 1 blades of certain LEAP-1B engines, or HPT Stage 1 Blades, supplied by CFM International, Inc., or CFM, which resulted in several unscheduled engine removals. We maintain a PBH agreement with CFM to provide additional engine support during repairs. However, the high number of inspections required, and possible removals, may lead to a shortage of spare engines, potentially causing a limited number of aircraft to be temporarily grounded. This circumstance, however, is not expected to materially affect our ability to carry out our current production plans.

As of the date of this annual report, we have conducted 240 inspections, resulting in 50 engine removals and have received 12 support spare engines from CFM to mitigate the impact on our network. For the full year of 2026, we expect to perform approximately 195 inspections in total, with 33 engine removals, all of which are now part of our engine fleet management removal plan. The data collected since 2025 has enabled us, in coordination with GE and CFM, to significantly improve the removal rate and the repair turn times, resulting in a projected reduction in the required number of support lease engines (from 12 to 8) by the end of 2026, while materially reducing the probability of any impact to our operational and financial stability. For further information, see “Item 4. Information on the Company—B. Business Overview—Our Fleet-Engines.”

As of December 31, 2025, the average age of our fleet of 165 aircraft was approximately 8.6 years. Since the COVID-19 pandemic, we upgauged our fleet by disposing of older, less efficient aircraft, and reducing the number of aircraft families we operate to three, which we believe streamlines our maintenance operation, improves training, simplifies our fleet and increases the consistency and reliability of our operations. For further information about our fleet, see “Item 4. Information on the Company—B. Business Overview—Young, modern and upgraded fleet,” and for the risks related to our reliance on a small number of manufactures, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, and we rely on a limited number of suppliers for our engines. As such, we are susceptible to issues that affect these suppliers.”

Fleet availability and leasing costs

As of December 31, 2025 and 2024, 79.4% and 77.0%, respectively, of our operating fleet was manufactured and assembled by Boeing, and 20.6% and 23.0%, respectively, by Embraer. As a result of this high level of concentration among two manufacturers, we are susceptible to issues that affect these suppliers, including their inability to comply with contractual obligations, delays in deliveries of aircraft or components for aircraft maintenance, safety issues and reputational problems. Problems with our suppliers may also cause delays in our operations as a result of inability to timely train staff to operate new aircraft and additional costs. If we were required to lease or purchase aircraft from another manufacturer, we would lose the benefits and economies of scale derived from the current composition of our fleet.

We lease the vast majority of our aircraft and spare engine fleet through operating lease agreements with a variety of established international aircraft leasing companies pursuant to which we pay monthly rent. The market for aircraft leasing and financing is active and not concentrated among few entities. We have lease agreements with more than 20 of the principal international aircraft lessors.

Our operating leases generally require that we pay a cash security deposit or provide a letter of credit in an amount equal to approximately one to two months’ rent. We also commit to operate, register, insure and maintain the aircraft and the lessor’s rights therein in accordance with specific requirements in each lease, and to return the aircraft in compliance with the redelivery conditions included in the lease.

We also have aircraft finance leasing agreements supported by the Export-Import Bank of the United States, or EXIM, guarantees pursuant to which we follow a periodic schedule of interest and principal payments and have the option to acquire the aircraft at the end of the leasing period. These agreements were renegotiated during our Chapter 11 proceedings through omnibus financing agreements that may cover more than one aircraft. The interest rate of our finance leasing agreements is fixed. As of December 31, 2025, eight of our aircraft were subject to financing agreements classified as financial debt under IFRS, and the aggregate outstanding amount under these financing agreements was $71.9 million. The outstanding amount for each of our three aircraft financing agreements classified as financial debt under IFRS was $55.2 million, $13.9 million and $2.8 million. As of December 31, 2024, the aggregate outstanding amounts under these financing agreements was $107.5 million. The outstanding amount for each of our three aircraft financing agreements classified as financial debt under IFRS was $71.4 million, $24.9 million and $11.2 million. As of December 31, 2023, the aggregate outstanding amounts under these financing agreements was $142.1 million. The outstanding amounts for each of our three aircraft financing agreements were $87.1 million, $35.5 million and $19.5 million.

In 2025, one of our operating leases was converted into a finance lease. In 2024, we paid off two of our aircraft finance leases, and the respective aircraft are now currently owned by us.

Certain external factors, including macroeconomic or regulatory conditions in Mexico, may impact the financial terms and conditions of our aircraft leases. These terms and conditions are also susceptible to change in the prevailing market circumstances. For further information about the risks related to aircraft availability and leasing costs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—and we rely on a limited number of suppliers for our engines. As such, we are susceptible to issues that affect these suppliers” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to enter into long-term leases or obtain financing to purchase new aircraft.”

Availability of airport infrastructure

Our ability to operate efficiently and competitively depends upon the existence of adequate airport infrastructure, sufficient slots to cover demand and airport services that permit efficient operations. The high volume of traffic of our principal hub, MEX, which is capacity constrained, has had, and may continue to have, an impact on the efficiency of our operations and, as a consequence, our results. For instance, in April 2023, MEX imposed restrictions on flights outside MEX’s operating hours or the established take-off and landing schedules.

Also, MEX is subject to reductions in hourly operations and restrictions. In October 2022, an agreement among certain airlines and MEX resulted in a temporary reduction in hourly operations from 61 to 52 at MEX to permit the airport to make facilities related improvements. This reduction applied to international and Mexican carriers. A second temporary reduction in hourly operations from 52 to 43 came into effect on January 8, 2024. On May 26, 2025, an increase to 44 hourly operations was announced. Pursuant to a statement issued by AFAC in August 2023, the second reduction in hourly operations that started in January 2024 applies only to domestic flights from and to MEX operated by Mexican carriers. For further information about how inadequate airport infrastructure may affect our operations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Inadequate airport infrastructure or capacity and space restrictions in Mexico and at the International airports where we operate may limit our access to desirable slots and otherwise negatively impact our operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our operations are highly dependent on MEX” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be negatively impacted by the imposition of new procedural requirements imposed by the DOT under the current U.S. administration.”

Financing Costs

In November 2024, we concluded the issuance of the 2029 Notes and the 2031 Notes. The net cash proceeds of the offering were $1,096.0 million and were used to redeem, in full, $662.5 million outstanding principal amount of the exit financing notes due 2027, at a redemption price of 104.250%, plus interest, additional amounts and premiums payable. The remainder proceeds were used for general corporate purposes. As described in more detail below, our financial results for the year ended December 31, 2024 were impacted by the prepayment of our exit financing notes due 2027 and the related payment of an early redemption premiums and additional amounts. For further information about the 2029 Notes and 2031 Notes, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Senior Secured Notes due 2029 and 2031.”

Seasonality

Our business and route network are subject to seasonal fluctuations. As such, our results for any interim period are not necessarily indicative for the entire year and we tend to experience higher volumes of air travel, and therefore higher revenues and operating results, during certain periods of the year as compared to others.

The demand for our services is usually comparatively high in July and August (due to high demand for vacation travel), March and April (corresponding to the Easter holiday) and December (due to the Christmas holiday), while the demand is usually comparatively low in the months of February, September and October. Because a large part of our focus is on business passengers, we believe that our business passenger client segment partially offsets the seasonal fluctuations that characterize VFR and leisure travel.

Economic conditions

Economic conditions in Mexico have a significant effect on our business and results of operations. Historically, demand for passenger flights in Mexico has been correlated with the country’s domestic GDP growth. Mexico is also one of the fastest growing aviation passenger markets in the world, with total passengers expanding at a 6.0% CAGR between 2014 and 2024, according to the World Bank. Passenger growth CAGR in Mexico between 2014 and 2024 was more than four times faster than Mexico’s real GDP CAGR of 1.3% over the same period, according to the World Bank. Total passengers expanded at a 5.5% CAGR between 2022 and 2024. Because all of our routes and scheduled service flights have their origin, destination or both at airports located in Mexico, we are highly impacted by local economic conditions.

According to the IMF, based on aggregate estimates for 2025 GDP figures, Mexico was the second largest economy in Latin America and the 15th largest economy in the world. Mexico’s GDP grew approximately 0.6% in 2025, and is expected to grow 1.6% in 2026, according to the same source.

The average yearly inflation rate in Mexico has been 5.5% over the last five years. Inflation has decreased since the beginning of 2023, and was 3.7%, 4.2% and 4.7% in December 2025, 2024 and 2023, respectively, according to INEGI. The annual inflation rate was estimated to be 4.2% in 2026, according to the Mexican Central Bank. As of December 2025, the unemployment rate in Mexico was 2.6%, according to the INEGI. Mexico’s relatively young population may also contribute to its economic growth, as the median age in Mexico was 29 according to INEGI’s last population and housing census in 2020. Collectively, we believe these macro trends are positive for our business as they strengthen air travel demand.

Economic conditions in the markets where we operate may also affect our business. Travel flux, whether for business or leisure, often depends on economic growth and other economic conditions, including inflation rates, interest rates and personal income levels, in each country. Social unrest, changes in government regimes and other external events, such as conflict in Israel, Iran and the Middle East and the military action in Ukraine and sanctions related to Russia, may also have unpredictable effects on the global economy or on the economies of the affected regions, which indirectly may affect domestic and international travel.

Description of Our Principal Line Items

Revenues

Our revenue consists mainly of passenger revenue, air cargo revenue and other revenue.

Passenger revenue

Passenger revenue primarily consists of airfare tickets, revenue from ancillary services (such as excess baggage, seat selection, upgrades and other charges to passengers), breakage from unused tickets and the decreases in compensation costs paid to passengers, as well as the cost of accumulated points in the Aeroméxico Rewards program.

Air cargo revenue

Air cargo revenue includes revenue generated by our cargo operations, which consist of domestic and international cargo transport.

Other revenues

Other revenues mainly include income from agreements for services provided to airlines, insurance commission payments, charter flight services and other products and services, including car rental commissions, co-branded credit card fees, lounge access, and fees we charge for training that we offer through our subsidiary AM Formación.

In addition, as a result of the acquisition of control and our related consolidation of PLM from July 15, 2022, other revenues also include revenue from Aeroméxico Rewards points sold to third parties and reward points breakage. The reward points breakage consists of the estimated Aeroméxico Rewards points that are not expected to be redeemed by program members. For further information about the PLM consolidation, see “Item 4. Information on the Company—B. Business Overview—Business—Aeroméxico Rewards Loyalty Program—PLM—PLM Acquisition.”

Operating expenses

Our operating expenses consist mainly of the following line items:

Jet fuel

Jet fuel expenses constitute our largest operating expense. These expenses include the cost of fuel, related fees, fueling into-plane fees and transportation fees. They also include realized gains and losses that arise from any fuel price derivative activity we undertake qualifying for hedge accounting.

Wages, salaries and benefits

Wages, salaries and other benefits expenses include the salaries, hourly wages, employee health insurance coverage and variable compensation that are provided to employees for their services, as well as the related expenses associated with compulsory social security contributions, employee benefit plans, training costs and employer payroll taxes.

Maintenance

Maintenance expenses consist of costs related to airframe line maintenance, including required maintenance for the return of leased aircraft upon the termination of a lease and expenses under PBH agreements for the replacement of parts and components.

Aircraft, communication and traffic services

Aircraft, communication and traffic services expenses consist of costs related to Mexican and international airport services (which include landing and parking fees, use of counters and office space, passenger enplanement, aircraft turnaround services and handling of baggage and cargo) and air navigation services (which include navigation assistance and overflight).

Passenger services

Passenger services expenses consist of costs related to onboard services, which include catering services, inflight entertainment and Wi-Fi access.

Travel agent commissions

Travel agent commissions consist of proportional payments for indirect ticket sales by travel agencies, including online travel agencies. We typically pay travel agencies a standard commission depending on the geographic market and cabin type. We have agreements with certain travel agencies to award them performance incentives.

Selling and administrative

Selling and administrative expenses consist of advertising and promotional expenses directly related to our services, including the cost of web support, external call centers, professional fees paid to external advisors, fees and subscriptions, GDS reservation fees, insurance and information technology expenses.

Aircraft leasing

Aircraft leasing expenses consists of short-term (less than a year) costs related to our aircraft and engine leasing through short-term or PBH agreements with third parties.

Depreciation and amortization

Depreciation and amortization expenses include the depreciation of all right-of-use, airframe heavy maintenance, other operating equipment and intangibles from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use.

Impairment (reversal)

Impairment consists of loss allowances for expected losses on assets based on estimates to determine their recoverable amount. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount on an annual basis.

Other loss, net

Other loss or income, net refers to the difference between other expenses, which consists mainly of non-creditable value added tax payments, labor and other contingencies and provisions, net loss from sale of property and equipment or obsolete material, contingent value rights and other items; and other income, which consists mainly of net gain from sale of property and equipment or obsolete material, taxes and leases recoveries, credit notes from suppliers, and other items.

Share of (gain) loss on equity accounted investees, net of tax

Our share of (gain) loss on equity accounted investees, net of tax refers to our equity gains or losses or gains in connection with our interests in one joint venture (TechOps MX) in 2025, 2024 and 2023.

Net finance cost

Finance income consists of interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss, and net foreign exchange gains that are recognized in profit or loss.

Finance cost consists of interest expense on borrowings, unwinding of the discount on provisions or dividends, changes in the fair value of financial assets at fair value through profit or loss, net foreign exchange losses, credit card commissions, leases interest, other financial costs (mainly the redemption of our exit financing Notes due 2027 bank fees or letters of credit commissions) and losses on derivative instruments that are recognized in profit or loss.

Income tax expense

Income tax expense or benefit consists of the recognition of current and deferred tax expenses or benefits.

Results of Operations

Year ended December 31, 2025 compared to the year ended December 31, 2024

The following table shows a summary of our consolidated statements of profit or loss, as well as the variation from the previous year, as a percentage, for the years indicated.

	For the Year Ended December 31,
	2025	2024	Variation	Variation %
	(in millions of U.S.$, except percentages)
Total revenue	5,360.6	5,619.9	(259.3)	(4.6)%
Total operating expenses	4,432.5	4,553.2	(120.7)	(2.7)%
Total operating income	928.1	1,066.7	(138.6)	(13.0)%
Net finance cost	(514.1)	(369.5)	(144.6)	(39.2)%
Income before income tax	414.0	697.2	(283.3)	(40.6)%
Income tax expense	62.1	79.7	(17.6)	(22.1)%
Income for the year	351.9	617.5	(265.6)	(43.0)%

Revenue

The following table shows the components of our revenue, as well as the composition of each category of our total revenue and the variation from the previous year, as a percentage, for the years indicated.

	For the Year Ended December 31,
	2025	2024	Variation	Variation %
	(in millions of U.S.$, except percentages)
Passenger revenue:
Passengers	4,305.2	4,504.8	(199.6)	(4.4)%
Ancillaries	555.3	646.1	(90.8)	(14.1)%
Total passenger revenue	4,860.5	5,150.9	(290.4)	(5.6)%
Non-ticket revenue:
Air cargo	312.4	296.1	16.3	5.5%
Other	187.7	172.9	14.8	8.6%
Total revenue	5,360.6	5,619.9	(259.3)	(4.6)%

Our total revenue in the year ended December 31, 2025 was $5,360.6 million, a decrease of 4.6%, or $259.3 million, as compared to the year ended December 31, 2024. This decrease was primarily the result of the following factors:

•

Passenger revenue: Our passenger revenue, including ancillaries, which represent additional services related to air transportation service, decreased by 5.6%, or $290.4 million, to $4,860.5 million in the year ended December 31, 2025, as compared to $5,150.9 million in the year ended December 31, 2024. This decrease primarily reflects a decrease in domestic passenger revenue of 12.3%, or $275.1 million, from $2,242.0 million in the year ended December 31, 2024, to $1,966.9 million in the year ended December 31, 2025, primarily as a result of softer passenger demand in certain U.S. and Mexican border markets during the first half of 2025 and the depreciation of the Mexican peso. The impact of economic and political uncertainty on domestic border routes, and the Mexico–U.S. transborder Visiting Friends and Relatives (VFR) segment during the first half of the year was partially offset by a recovery trend in certain U.S. and Mexican markets that began in the third quarter and materialized during the fourth quarter. On domestic routes, passenger numbers decreased 6.5% in the year ended December 31, 2025, when compared to the year ended December 31, 2024.

•

Air cargo revenues: Our air cargo revenues increased by 5.5%, or $16.3 million, to $312.4 million in the year ended December 31, 2025, as compared to $296.1 million in the year ended December 31, 2024. This increase primarily reflects an increase in transported cargo volume, as a result of higher domestic demand, and increased revenue per unit of international cargo capacity, or international cargo yield; and

•

Other revenues: Other revenues increased to $187.7 million in the year ended December 31, 2025, as compared to $172.9 million in the year ended December 31, 2024, mainly reflecting an increase in revenues related to Aeroméxico Rewards redemptions and commissions.

Operating expenses

The following table shows the components of our operating expenses for the year ended December 31, 2025, and the year ended December 31, 2024, together with the changes in our operating expenses between these two years.

	For the Year Ended December 31,
	2025	% of operating expenses	2024	% of operating expenses	Variation %
	(in millions of U.S.$, except percentages)
Jet fuel	1,137.6	25.6%	1,236.6	27.2%	(8.0)%
Wages, salaries and benefits	1,148.1	25.9%	1,084.2	23.8%	5.9%
Maintenance	231.5	5.2%	258.2	5.7%	(10.3)%
Aircraft, communication and traffic services	614.5	13.9%	591.0	13.0%	4.0%
Passenger services	150.7	3.4%	140.8	3.1%	7.0%
Travel agent commissions	97.0	2.1%	122.2	2.7%	(20.6)%
Selling and administrative	359.3	8.1%	406.3	8.9%	(11.6)%
Aircraft leasing	17.7	0.4%	16.2	0.4%	9.1%
Depreciation and amortization	730.3	16.5%	655.1	14.4%	11.5%
Impairment (reversal)	(3.7)	n.m.	—	—	—
Other loss, net	26.7	0.6%	48.5	1.1%	(44.9)%
Share of (gain) loss on equity accounted investees, net of tax	(77.2)	(1.7)%	(5.9)	n.m.	—
Total operating expenses	4,432.5	100.0%	4,553.2	100.0%	(2.7)%

We recorded total operating expenses of $4,432.5 million in the year ended December 31, 2025, representing a decrease of 2.7%, or $120.7 million, as compared to $4,553.2 million in the year ended December 31, 2024. This decrease primarily reflects lower jet fuel expenses due to reduced fuel prices, ongoing cost-efficiency initiatives, operational efficiencies associated with the introduction of additional Boeing 737 MAX aircraft and gain on equity accounted investees, net of tax. These decreases were partially offset by increases in our depreciation and amortization, wages, salaries and benefits, aircraft, communication and traffic services and passenger services expenses, as described below.

•

Jet fuel: Our jet fuel expenses decreased by 8.0%, or $99.0 million, to $1,137.6 million in the year ended December 31, 2025, as compared to $1,236.6 million in the year ended December 31, 2024. This decrease primarily reflects a 7.6% decrease in the average cost of fuel per liter, from $0.71 per liter in 2024 to $0.65 per liter in 2025; and the use of new and more efficient aircraft in our fleet, which reduced our fuel consumption per ASM. Total fuel consumption decreased by 0.4%, or 7.5 million liters, to 1.7 billion liters of jet-fuel in the year ended December 31, 2025, as compared to 1.8 billion liters in the year ended December 31, 2024;

•

Wages, salaries and benefits: Wages, salaries and benefits increased by 5.9%, or $64.0 million, to $1,148.1 million in the year ended December 31, 2025, as compared to $1,084.1 million in the year ended December 31, 2024. This increase primarily reflects the renegotiation of all collective bargaining agreements in 2024 and the appreciation of the Mexican peso during the second half of the year, which increased peso-denominated expenses;

•

Maintenance: Our maintenance costs decreased by 10.3%, or $26.7 million, to $231.5 million in the year ended December 31, 2025, as compared to $258.2 million in the year ended December 31, 2024. This decrease was mainly driven by a lower leased aircraft return provision, reflecting the current fleet plan and related actuarial calculations. In addition, since July 1, 2024, we have been recognizing the portion corresponding to the interest cost included in this provision within finance costs rather than maintenance;

•

Aircraft, communication and traffic services: Our expenses relating to aircraft, communication and traffic services increased by 4.0%, or $23.5 million, to $614.5 million in the year ended December 31, 2025, as compared to $591.0 million in the year ended December 31, 2024. This increase primarily reflects an increase in international flight volumes, which increased by 3.4% in terms of international ASMs, and the upgauging of our fleet, as traffic services expenses are higher for larger aircraft, which we primarily use for our international routes;

•

Passenger services: Our passenger services expenses increased by 7.0%, or $9.9 million, to $150.7 million in the year ended December 31, 2025, as compared to $140.8 million in the year ended December 31, 2024. This increase primarily reflects an increase in international operations, which increased by 3.4% in terms of international ASMs, and an increase of 2.4% in the number of international passengers;

•

Travel agent commissions: Our travel agent commission expenses decreased by 20.6%, or $25.2 million, to $96.9 million in the year ended December 31, 2025, as compared to $122.1 million in the year ended December 31, 2024. This decrease primarily reflects a softening of passenger demand during the first half of the year, which resulted in lower bonus commissions and performance-based incentives to travel agencies, one of our major indirect sales channels and efficiencies that increasingly favor direct distribution channels of passenger tickets;

•

Selling and administrative: Our selling and administrative expenses decreased by 11.6%, or $47.0 million, to $359.3 million in the year ended December 31, 2025, as compared to $406.3 million in the year ended December 31, 2024. This decrease primarily reflects efficiencies that increasingly favor direct distribution channels of passenger tickets, lower passenger volumes and lower variable expenses associated with passenger services, such as reservation costs and other commercial marketing expenses, including advertising expenses and lower administrative expenses, such as professional services payments;

•

Aircraft leasing: Our expenses related to aircraft leasing increased slightly to $17.7 million in the year ended December 31, 2025, as compared to $16.2 million in the year ended December 31, 2024. This increase primarily reflects variations in costs related to short-term leases of B787-9 engines;

•

Depreciation and amortization: Our depreciation and amortization expenses increased by 11.5%, or $75.2 million, to $730.3 million in the year ended December 31, 2025, as compared to $655.1 million in the year ended December 31, 2024. This increase mainly results from the amortization of major maintenance investments driven by engine and airframe maintenance performed in line with our maintenance plan and the depreciation of right-of-use assets associated with the incorporation of new Boeing 737 MAX aircraft to the fleet in the year ended December 31, 2025;

•

Impairment (reversal): We recorded a $3.7 million reversal in the year ended December 31, 2025, as compared to no impairment expenses in the year ended December 31, 2024. This reversal results from an increase in the fair value of corporate office buildings related to our rights in a fiduciary trust for the development of new office spaces;

•

Other loss, net: Our other loss decreased by 44.9%, or $21.9 million, to $26.7 million in the year ended December 31, 2025, as compared to $48.5 million in the year ended December 31, 2024. This variation primarily reflects a decrease of $8.0 million in value added tax non-creditable expenses and a $7.7 million decrease in contingencies provisions mainly associated to the CAN (formerly, COFECE) fine recognized in 2024; the return to us of $10.0 million held by certain customs authorities as security deposits paid in past years, and a decrease of $10.0 million in contingent value rights expense in 2025 compared to 2024. These effects were partially offset by other expenses including a $10.0 million charge related to the Joint Cooperation Agreement with Delta;

•

Share of (gain) loss on equity accounted investees, net of tax: Our share of gain on equity accounted investees increased to $77.2 million in the year ended December 31, 2025, as compared to a gain of $5.9 million in the year ended December 31, 2024. This increase primarily reflects a gain of $71.1 million recognized in connection with the sale of our 50% equity interest in TechOps MX on December 30, 2025, in addition to our share of TechOps MX’s net results through November 2025 of $6.1 million.

Net finance cost

The following table shows the components of our net finance cost, as well as the change from the previous year, as a percentage, for the years shown:

	For the Year Ended December 31,
	2025	2024	Variation %
	(in millions of U.S.$, except percentages)
Finance income	31.6	77.9	(59.4)%
Finance cost	(545.7)	(447.4)	22.0%
Net finance cost	(514.1)	(369.5)	39.2%

Our net finance cost increased by $144.6 million, or 39.2%, to $514.1 million in the year ended December 31, 2025, as compared to $369.5 million in the year ended December 31, 2024. This net increase primarily reflects a net foreign exchange loss of $45.8 million in the year ended December 31, 2025 compared to a net foreign exchange gain of $22.4 million in the year ended December 31, 2024, driven by the appreciation of the peso against the dollar in the year ended December 31, 2025; an increase in lease interest to $228.5 million in the year ended December 31, 2025 compared to $183.9 million in the year ended December 31, 2024; an increase in interest on leased aircraft return provision to $27.2 million in the year ended December 31, 2025 compared to $10.6 million in the year ended December 31, 2024; and an increase in interest expense on financial liabilities to $100.0 million in the year ended December 31, 2025 compared to $78.9 million in the year ended December 31, 2024. Additionally, interest income on bank deposits decreased to $31.6 million in the year ended December 31, 2025 from $55.5 million in the year ended December 31, 2024, further contributing $23.9 million to the increase in net finance cost. These increases were partially offset by a decrease in other financial costs to $7.8 million in the year ended December 31, 2025 compared to $41.6 million in the year ended December 31, 2024, which in 2024 included early termination costs related to the redemption of exit financing notes. Other net changes in finance costs, including credit card commissions, interest on employee obligations, and bank fees, contributed an additional net increase of $4.3 million.

Income tax expense

Our statutory tax rate was 30% for both the year ended December 31, 2025 and December 31, 2024. Our income tax expense decreased by 22.1%, or $17.6 million, to $62.1 million in the year ended December 31, 2025, corresponding to a 15% effective tax rate, compared to $79.7 million, or an 11% effective tax rate, in the year ended December 31, 2024, based on our income tax expense estimates for each year.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a comparison of our results of operations for the years ended December 31, 2024 and 2023, and for a breakdown of our revenues by geographic market in 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year ended December 31, 2024 compared to the year ended December 31, 2023,” in the prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, relating to the registration statement on Form F-1 (File No. 333-279379).

SELECTED STATISTICAL INFORMATION

Operating Data

The following table sets forth certain selected operating data relating to our business for each of the years indicated:

	For the Year Ended December 31,
	2025	2024	2023
Total passengers (thousands)(1)	24,587	25,338	24,760
ASM
Total, ASM (millions)	35,804	35,642	32,925
ASMs on schedule (millions)(2)	35,790	35,640	32,921
RPM
RPM (millions)	30,751	30,853	27,729
RPM on schedule (millions)(3)	30,746	30,852	27,726
Load factor	85.9	86.6	84.2
RASM (cents)	15.0	15.8	14.9
PRASM (cents)	12.0	12.6	12.3
Yield (cents)	8.7	9.1	9.1
CASM
CASM (cents)	12.5	12.7	12.6
CASM ex fuel (cents)	9.3	9.2	8.6
Consumed fuel (in millions of liters)	1,743.4	1,750.9	1,641.9
Number of employees	17,364	16,876	16,219
Average daily departures(4)	535	555	586
Number of aircraft at the end of the year	165	148	146

(1)	The number of passengers includes passengers who exchange Aeroméxico Rewards points and other travel awards and passengers of all flight segments, including charter flights.
(2)	ASM for all scheduled flight segments.
(3)	RPM for all scheduled flight segments.
(4)	The average number of departures per day during the indicated year.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

General

Our primary capital needs consist of:

•	working capital needs;

•	debt service, including aircraft and other leases; and

•	capital expenses related to:

•	acquisition of equipment;

•	airframe heavy maintenance expenses; and

•	maintenance reserves and acquisition of properties and equipment.

Our primary sources of liquidity have traditionally consisted of the following:

•	net cash flows from operating activities; and

•	short- and long-term loans and borrowings, mainly consisting of working capital lines of credit, aircraft leases, debt offerings and securitizations.

Regarding our loans and borrowings, including aircraft and other leases, we believe that our current commitments for the next 12 months as of December 31, 2025, will represent only approximately 11.1% of loans and borrowings.

We believe that our working capital is sufficient for our present requirements.

Cash flows

The following table presents a summary of our cash flows for the years shown:

	For the Year Ended December 31,
	2025	2024	Variation %	2023	Variation %
	(in millions of U.S.$, except percentages)
Net cash from operating activities	913.1	1,367.5	(33.2)%	1,345.1	1.7%
Net cash used in investing activities	(270.5)	(489.0)	(44.7)%	(406.2)	20.4%
Net cash used in financing activities	(496.2)	(920.1)	(46.1)%	(909.8)	1.1%

Net cash flows from operating activities

Operating activities provide our main source of cash flows to fund our operations.

We recorded net cash flows from operating activities of $913.1 million in 2025, as compared to $1,367.5 million in 2024. This 33.2% reduction is primarily due to the decrease in our profitability as reflected by our net income of $351.9 million for the year ended December 31, 2025, as compared to net income of $617.5 million for the year ended December 31, 2024. The decrease in net cash flows from operating activities was also impacted by an increase in trade and other payables disbursements of $147.6 million as a result of payments to suppliers in connection with the acquisition of rotable spare parts for major maintenance, a net increase in interest paid of $48.4 million associated to the incremental fleet leases and a net increase in income tax paid of $37.7 million in the year ended December 31, 2025, as compared to 2024. These additional outflows were partially offset by a net improvement of $83.6 million in trade and other receivables in the year ended December 31, 2025, as compared to the year ended December 31, 2024, and an increase in cash obtained through air traffic liability of $107.9 million in the year ended December 31, 2025 as compared to 2024.

Future acquisitions financed with our own resources could deplete the cash and working capital available to adequately fund our operations. We may also finance future transactions through debt or equity offerings, or through the use of existing cash, cash equivalents, and investments. To the extent the applicable authorization is approved by our shareholders at our shareholders’ meeting to be held on April 30, 2026, we may from time to time carry our share repurchase transactions subject to applicable law and market conditions, which may affect the trading price and liquidity of our ADSs. Acquisitions financed through equity offerings could dilute the ownership interests of our shareholders and adversely affect the market price of the ADSs. Acquisitions financed through debt offerings may require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants.

Net cash flows used in investing activities

Our net cash used in investing activities decreased by 44.7%, or $218.5 million, to $270.5 million in 2025, compared to $489.0 million in 2024. This decrease is primarily due to a decrease of $88.3 million in cash used for acquisition of properties and equipment (including major maintenance), from $422.8 million in the year ended December 31, 2024 to $334.5 million in the year ended December 31, 2025; an increase of $30.8 million from proceeds from sale of properties and equipment to $33.6 million in 2025 from $2.8 million in 2024; a decrease of $31.6 million in cash used for prepayments of maintenance deposits, from $41.9 million in the year ended December 31, 2024 to $10.3 million in the year ended December 31, 2025; and proceeds of $58.9 million from the sale of shares in a joint venture (TechOps MX) in the year ended December 31, 2025. These improvements were partially offset by an increase of $12.2 million in intangible asset additions to $41.3 million in 2025 from $29.1 million in 2024.

Net cash flows used in financing activities

We recorded net cash used in financing activities of $496.2 million in 2025, as compared to $920.1 million in 2024, representing a decrease of $423.9 million. This decrease is primarily due to net cash received through our initial public offering in the year ended December 31, 2025 of $165.6 million; a decrease of $613.9 million in cash used for the capital stock decrease, from $818.5 million in the year ended December 31, 2024 to $204.6 million in the year ended December 31, 2025; and a decrease in cash flows used for the repayment of loans to $156.2 million in the year ended December 31, 2025, as compared to $840.9 million paid in the year ended December 31, 2024. Additionally, the absence of a contingent consideration payment in 2025 (compared to a $24.1 million payment in 2024) further improved cash flows. The cash obtained from financing activities was partially offset by a decrease in new loans to $64.6 million in new loans obtained in the year ended December 31, 2025, compared to an aggregate principal amount of $1,110 million in connection with the issuance of the 2029 Notes and 2031 Notes in the year ended December 31, 2024; and an increase in payments of lease liabilities to $365.6 million in the year ended December 31, 2025 from $346.5 million in the year ended December 31, 2024.

For a comparison of our cash flows for the years ended December 31, 2024 and 2023, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash flows,” in the prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, relating to the registration statement on Form F-1 (File No. 333-279379).

Indebtedness

The following table presents a summary of our loans and borrowings as of the dates indicated:

				As of December 31,
Instrument	Currency	Interest Rate	Maturity	2025	2024	2023
				(in millions of U.S.$)
Loan secured by the collection of credit card sales in the USA(1)	USD	SOFR + 325 basis points	2024	—	—	63.1
CEBURES guaranteed by the collection of credit card sales in Mexico(1)(2)(5)	pesos	TIIE + 168 basis points	2025	—	52.6	143.9
Loan for maintenance services and spare parts provided or guaranteed by EXIM Bank	USD	2.33%	2024	—	—	2.1
Exit financing notes due 2027(4)	USD	8.50%	2027	—	—	662.5
2029 Notes(3)	USD	8.25%	2029	500.0	500.0	—
2031 Notes(3)	USD	8.625%	2031	610.0	610.0	—
Total loans				1,110.0	1,162.6	871.6
Finance lease supported by EXIM guarantees	USD	2.33%	2029	55.2	71.4	87.1
Finance lease supported by EXIM guarantees	USD	2.54%	2027	14.0	24.9	35.5
Finance lease supported by EXIM guarantees(2)	USD	1.37%	2026	2.8	11.2	19.5
Finance leases of flight equipment	USD	3.16 to 3.57%	2024	—	—	1.5
Financial lease of flight simulator	USD	6.88%	2029	5.0	6.1	7.0
Total financial leasing				77.0	113.6	150.6
Lease liabilities (IFRS 16)				2,879.1	2,438.3	2,217.0
Total lease liabilities				2,956.1	2,551.9	2,367.6
Total loans and borrowings				4,066.1	3,714.5	3,239.2

(1)	This loan contains a financial covenant related to collections coverage ratio which represented their payment guarantees.
(2)	We entered into interest rate swaps that effectively allowed us to pay fixed rates in connection with these obligations in 2023. See Note 28 to our audited consolidated financial statements.
(3)	Senior secured notes issued by Grupo Aeroméxico and guaranteed by Aeroméxico, Aeroméxico Connect and Aeroméxico Cargo.
(4)	Senior secured notes issued by Grupo Aeroméxico and guaranteed by Aeroméxico, Aeroméxico Connect, Aeroméxico Cargo and PLM.
(5)	CEBURES means Mexican bonds (Certificados Bursátiles) and includes several series of short-term securities.

In September and October 2023, we repurchased and cancelled aggregate nominal amounts of $61.1 million and $38.9 million, respectively, of our exit financing notes due 2027. On November 14, 2024, we (i) issued the 2029 Notes with aggregate principal amount of $500 million and the 2031 Notes with aggregate principal amount $610 million and (ii) redeemed in full our exit financing notes due 2027.

As of the date of this annual report, we are in compliance with the covenants under our loans and borrowings.

Senior Secured Notes due 2029 and 2031

Grupo Aeroméxico issued $1.1 billion first-lien secured notes on November 14, 2024. The first-lien secured notes are guaranteed by Aeroméxico, Aeroméxico Connect, Aeroméxico Cargo and PLM. The Bank of New York Mellon acts as trustee under the first-lien secured notes indenture and UMB Bank National Association is the collateral agent.

Our obligations under the first lien notes are secured by pledges over substantially all of our assets, including our equity interests in certain owned aircraft and aircraft engines, aircraft spare parts, real estate, shares in our subsidiaries, intellectual property and the beneficial interest in certain trusts that own these and other assets, subject to certain customary exceptions.

The 2029 Notes accrue interest at an annual rate of 8.250%, payable semi-annually in arrears, and mature on November 15, 2029, and the 2031 Notes accrue interest at an annual rate of 8.625% payable semi-annually in arrears, and mature on November 15, 2031.

The notes are redeemable at our option, in whole or in part, at any time on or after, in the case of the 2029 Notes, November 15, 2026 and, in the case of the 2031 Notes, November 15, 2027, each a first call date, at the redemption prices described below if redeemed during the twelve-month period beginning on November 15 of the years indicated below, together with accrued and unpaid interest, if any, to, but not including, the date of redemption:

2029 Notes		2031 Notes
Period	Redemption Price	Period	Redemption Price
2026	104.125%	2027	104.313%
2027	102.063%	2028	102.156%
2028	100.000%	2029	100.000%

In addition, we may redeem:

•

at any time prior to the applicable first call date, up to 40% of the original principal amount of each series of the notes with the proceeds of certain equity offerings at a redemption price equal to, in the case of the 2029 Notes, 108.250%, and in the case of the 2031 Notes, 108.625%, of the principal amount of such notes, plus accrued and unpaid interest thereon, if any, to, but not including, the date of redemption;

•

prior to the applicable first call date, during any 12-month period, up to 10% of each series of notes of the corresponding series of notes at 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of redemption;

•

at any time prior to the applicable first call date, some or all of either series of the notes at a price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the present value at such redemption date of the applicable series of notes at its first call date plus all required interest payments that would otherwise be due to be paid during the period between the redemption date and the first call date, plus, in either case, accrued and unpaid interest to, but not including the date of redemption; and

•

each series of the notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest, if any, to, but not including, the date of redemption, and additional interest thereon, if tax laws currently in effect are modified and the change results in Grupo Aeroméxico and the guarantors being obligated to pay additional amounts in excess of those attributable to the withholding tax rate currently in effect, with respect to interest and interest-like payments on the notes.

The first-lien secured notes contain customary covenants for secured debt transactions, including limitations on our ability to:

•	merge with or into another entity;

•	undergo a change of control;

•	incur additional indebtedness and liens;

•	make asset sales;

•	enter into sale leaseback transactions; and

•	make investments, dividend and similar payments and prepayments of certain junior lien and unsecured indebtedness.

We are also obligated under the terms of the notes to:

•	maintain the collateral securing the notes; and

•	comply with reporting requirements in connection with our financial and operational results.

The first-lien secured notes also include customary events of default, including failure to pay principal or interest on the notes, breach of a covenant, cross defaults to certain other debt obligations, bankruptcy or insolvency of Grupo Aeroméxico or any of the guarantors and defects on the collateral securing the notes. An uncured event of default may lead to acceleration of the debt and other remedies against us.

For further information about risks relating to our fixed financing obligations, including our obligations under the first-lien secured notes, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have significant fixed obligations, which may increase in the future.”

Revolving Credit Facility

On August 26, 2024, Aeroméxico entered into a revolving loan agreement for a senior secured revolving credit facility in an aggregate principal amount of $200 million with BBVA México, as sole bookrunner and lead arranger; BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, ING Bank N.V., Barclays Bank PLC, Banco Latinoamericano de Comercio Exterior, S.A., Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as initial lenders; Grupo Aeroméxico and Aeroméxico Connect, as guarantors; and BBVA México, as administrative agent. Pursuant to the loan agreement, the per annum interest rate is 2.85% per annum plus one-month SOFR. The availability period of the revolving credit facility expires on May 25, 2027, and the outstanding loans under the revolving credit facility must be repaid in four equal monthly instalments on May 26, 2027, June 26, 2027, July 26, 2027 and August 26, 2027. As of December 31, 2025, the Group had not utilized this credit facility.

We may terminate or reduce the unused commitments upon three business days’ written notice to the administrative agent.

The loan agreement also establishes customary covenants applicable to revolving credit facilities, including requirements related to enforceability, maintenance of corporate existence, payment of taxes, ranking of the obligation and maintenance of properties and insurance.

The revolving credit facility is secured by certain collateral transferred to a Mexican trust, including collection rights derived from affiliation contracts related to certain credit card payments processed in the United States and Mexico. As a result of recent orders issued by the U.S. Department of the Treasury’s Financial Crimes Enforcement Network, or FinCEN, against CIBanco related to alleged deficiencies in anti-money laundering controls, we replaced CIBanco with Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero as trustee of this trust during the first quarter of 2026. For more information about the sanctions see “Item 3. Key Information—D. Risks Relating to Our Business and Industry—Recent U.S. administration actions, including FinCEN orders against Mexican financial institutions, sanctions on certain Mexican criminal organizations and individuals, and new visa-related fees, could adversely affect our operations, financial performance, and reputation.”

Commitments and contractual obligations

We have contractual obligations comprised of payment of debt and interest, aircraft leases and other lease arrangements. The following table includes our contractual obligations as of December 31, 2025, for the periods in which payments are due:

	1-12 months	1-2 years	2-5 years	5 years
Loans in dollars (fixed rate)(1)	0.0	0.0	1,098.9	0.0
Financial leases	31.6	39.6	5.8	0.0
Leases-liabilities	418.9	799.6	1,326.9	333.7

(1)	Loans are presented net of borrowing costs of $11.1 million.

Capital expenditures

The following table shows certain summary information about our main capital expenditures as of the dates indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
Right-of-use	4,240.4	3,514.7	3,062.0
Major maintenance	1,110.9	1,153.1	735.1
Flight equipment	252.5	252.5	212.4
Rotable spare parts and accessories	122.2	111.9	101.4
Improvements of flight equipment	82.8	68.8	71.9
Machinery and equipment	43.8	42.1	46.8
Lease-hold improvements	65.7	52.6	68.7
Furniture and computer equipment	27.0	25.7	24.7
Construction	22.4	22.4	22.4
Ground and platform equipment	20.6	19.8	17.4
Transportation equipment	12.0	10.2	10.6
Other equipment	33.3	31.9	32.8
Work in progress	31.2	27.4	13.2
Land	13.3	13.3	13.3
Total	6,078.1	5,346.4	4,432.7

We committed to an investment plan to expand our fleet and improve our customer service. We have grown our fleet by 29% between 2021 and 2025 and we expect our fleet size to remain stable between 2026 and 2027. Through upgauging, we have also grown our overall capacity, measured based on the total number of seats in our fleet, by 40% between 2021 and 2025 and we anticipate maintaining this capacity level through 2027.

Off Balance Sheet Arrangements

As of December 31, 2025, we had no off-balance sheet arrangements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Intellectual Property

We believe that our intellectual property rights, including our trademarks, trade names, service marks and domain names, are critical to the operation and development of our business. Our trademarks, trade names, service marks and domain names allow our customers to clearly identify us as the source of the services, thereby distinguishing our services and products from those provided by our competitors in the market. Our most relevant trademarks include our “Aeroméxico” trade name, which has been recognized by the Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial), or IMPI, as a famous brand (marca famosa), our Eagle-Knight logo, which consists of a design with the head of a man and an eagle, and our trade names such as “Aeroméxico Vacations,” “Aeroméxico Connect,” “Aeroméxico Cargo” and “Aeroméxico Servicios.”

As of December 31, 2025, we owned 807 registered trademarks, in different jurisdictions, including 25 commercial notices. We have in-license certain trademarks and service marks in relation to the SkyTeam alliance. We expect to continue having the right to use those trademarks and service marks as long as we are part of this alliance.

The table below sets forth the number of trademarks we own by country or region:

Number of trademarks per country or region
Argentina	13
Benelux	4
Bolivia	7
Brazil	32
Canada	19
Chile	12
China	2
Colombia	4
Costa Rica	1
Dominican Republic	5
Ecuador	8
El Salvador	1
European Union	9
France	3
Germany	1
Honduras	6
Italy	3
Japan	2
Korea	1
Nicaragua	2
Guatemala	1
Panama	2
Paraguay	1
Peru	19
Spain	10
United States of America	25
Venezuela	15
México	599
Total	807

We also have registered certain internet domain names related to our business, which are important to our brand and marketing campaigns. Our most critical internet domains are: www.aeromexico.com and www.aeromexicorewards.com.

The current registration of these trademarks and domain names are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services.

We also license certain software and other technology from certain third-party providers, including Sabre and Oracle. Such software is critical to the automated systems we rely on to plan and conduct our business, including our website, reservation system and fare management, maintenance systems, flight plans, systems to generate flight, crew roles and the accounting of revenue records.

For further information on the technologies and systems operated and provided by third parties and information on the risks related to our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business relies on technology and automated systems, many of which are operated by third parties, and any failure of these technologies or systems could materially and adversely affect our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to develop and offer new products in the future.”

D.	TREND INFORMATION

We believe that the main trends likely to impact our business over the coming 12 months include:

•	volatility in the global oil supply and in jet fuel prices as a result of ongoing conflicts in the Middle East, primarily between the United States, Israel and Iran.

•

continuation of passenger demand volatility, in line with general economic trends, and the growth of the Mexican passenger air travel market, which continues to present low levels of penetration despite demand recovery in the beginning of 2026;

•	wage inflation;

•	our fleet upgauging and expansion efforts; and

•

continuation of the favorable commercial terms of certain aircraft leases, such as lower fixed rental fees, and long-term maintenance contracts that we previously renegotiated during our Chapter 11 restructuring and that remain in effect.

Jet fuel prices have sharply increased during the beginning of 2026. Jet fuel prices were 49.4% higher on average in March 2026 compared to March 2025, primarily as a result of the ongoing conflict in the Middle East, including the escalating hostilities involving the United States, Israel and Iran, and the continued threat of broader regional escalation. The conflict has adversely affected global oil supply and, consequently, our fuel costs, particularly as a result of Iran’s disruption of the Strait of Hormuz, through which a significant share of global seaborne oil exports pass. Although we do not have any direct operations in Israel, Egypt, Iran, Jordan, Lebanon, Syria, the West Bank or Gaza, we have been and will likely continue to be affected by the broader consequences of the ongoing conflict in the Middle East, including increased supply chain disruptions, reduced access to and higher prices of fuel and other effects on the global economy. We cannot predict the duration, escalation or resolution of the ongoing conflicts in the Middle East, and there can be no assurance that such conflicts will cease or that their impact on global oil supply and jet fuel prices will not worsen. As a result, we expect that such trends will likely have a material impact on our business over the coming 12 months and we are currently engaging in certain fuel recapture initiatives.

According to Diio, Mexico is one of the fastest growing aviation passenger markets. From 2014 to 2024, passenger demand grew to levels consistent with or superior to the pre-COVID-19 pandemic levels, fully returning to and exceeding pre-COVID-19 pandemic levels in 2024. Total passengers expanded at a 6.0% CAGR between 2014 and 2024, more than four times faster than Mexico’s real GDP CAGR of 1.3% over the same period, according to the World Bank. During the first half of 2025, passenger demand contracted amid uncertainty related to the U.S.’s immigration and trade policies. Demand recovered during the second half of 2025, and this positive trend continued into the early months of 2026.

Fuel price conditions in 2026 remain highly volatile, with external factors, including geopolitical developments, potentially affecting demand. Should these tensions ease within a reasonable timeframe, we would expect passenger demand to remain relatively stable, broadly in line with anticipated economic conditions in Mexico for 2026.

In July 2022, we acquired a controlling stake in PLM, the company that manages our frequent flyer program, Aeroméxico Rewards, formerly known as Club Premier. This acquisition has contributed to improve our customer experience, as we can now fully integrate Aeroméxico Rewards with our digital platforms. This full integration positions us well to benefit from Aeroméxico Rewards’ high margin co-branded revenue streams by promoting increased use of Aeroméxico Rewards credit cards and to enhance our customer loyalty.

Since our emergence from Chapter 11 proceedings, fleet upgauging to larger, more efficient aircraft has been a priority. We intend to continue to modernize and expand our fleet through aircraft upgauging and reconfiguration. We also intend to add new aircraft through new leases. We have continued our fleet modernization process by retiring older, less efficient aircraft and replacing them with modern, highly efficient Boeing 737 MAX aircraft, which has had a favorable impact on our CASM. In 2025, we added eight B737-8 MAX, nine B737-9 MAX and one Boeing 787 Dreamliner to our operational fleet. In 2024, we added four B737-8 MAX, three B737-9 MAX and two Boeing 787 Dreamliners to our operational fleet. In 2023, we added six aircraft to our fleet, consisting of one Boeing 787 Dreamliner and five Boeing 737 MAX aircraft to our operational fleet. We intend to continue the upgauging process and to utilize more highly efficient Boeing 737 MAX aircraft in place of the E190 aircraft, which we expect to further reduce our CASM. We also plan to upgauge our long-haul fleet over time to include a greater proportion of larger capacity B787-9 wide-body aircraft in order to meet demand for longer distance business and leisure travel.

During the COVID-19 pandemic and in connection with our Chapter 11 proceedings, we renegotiated lease rates and terms for the remainder of our fleet to market terms, resulting in significantly lower ownership costs. We were able to renegotiate favorable monthly fixed rates that are in effect until the expiration of the renegotiated lease agreements. All of our renegotiated lease agreements included a PBH period, which allowed us to temporarily adjust our rent payments according to the usage of the aircraft, instead of monthly fixed rates. In addition, we negotiated lower monthly fixed rental rates that came into effect upon the termination of the relevant PBH period. We also renegotiated with our lessors aircraft redelivery costs incurred at the termination of the leases. The last of our PBH periods expired in December 2023, and we are now subject to the renegotiated fixed rental rates. The renegotiated leases expire gradually through 2034. The lower fixed lease rates, as well as our PBH arrangements which were previously in place, reduced our CASM. We also amended contracts with original equipment manufactures, or OEMs, to further reduce ongoing maintenance costs. In addition, we negotiated favorable conditions in connection with our CBAs, which were reflective of the economic conditions of our business and the industry at the time.

However, since the end of the COVID-19 pandemic, we have entered, and will continue entering in the future, into new aircraft leases on regular market terms, which typically include fixed, rather than PBH, payment requirements. In addition, we have renewed certain previously renegotiated maintenance agreements and all of our CBAs on standard terms following the expiration of the favorable terms negotiated during our Chapter 11 restructuring. Consequently, we no longer benefit from the more favorable provisions secured under some our restructuring arrangements. As these agreements continue to be renewed under normalized market terms, we anticipate that the associated operating costs may increase in future periods.

For a detailed discussion of material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year, as well as of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E.	CRITICAL ACCOUNTING ESTIMATES

In preparing our audited consolidated financial statements, we made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

We base our judgments, estimates, and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues, and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are our critical accounting policies and their cross references to the notes to our audited consolidated financial statements included in this annual report:

Useful Lives of Property and Equipment. The useful life is the period over which an asset is expected to be available for use by an entity. The estimation of the useful life of the assets is a matter of judgment based on our experience with similar assets. We perform on a regular basis an analysis which is based on each asset’s estimated useful life of the equipment, including major maintenance costs, requiring significant judgement to determine possible adjustments on either the remaining life of the asset or if applicable on the remaining lease term of such asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment. Assets leased under finance leases are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that we will obtain ownership by the end of the lease term. Our management’s judgment is required, for example, to determine the useful lives on major maintenance depending on the specific overhaul that may vary from 18 months to eight years, but can be updated based on fleet plan adjustments, hours/cycle of actual usage, manufactures’ guides or redelivery conditions agreed with lessors. We exercise judgment to determine the usage level estimated for each equipment, and our estimates may vary depending on revised utilization estimates. For example, considering the remaining net major maintenance capitalized balance as of December 31, 2025, the annual depreciation expense would have ranged between minus $11.2 million to plus $10.0 million if the utilization of the actual fleet as of December 31, 2025, had increased or decreased within the 10% range, keeping all other variables constant.

See Notes 3(e) and 15 to our audited consolidated financial statements.

Incremental Borrowing Rates to estimate the right-of-use assets and lease liabilities. At commencement of a lease, we measure the lease liability at the present value of the lease payments not yet, paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate (“IBR”). This rate comprises significant assumptions such as references rates, credit ratings, country risk and specific adjustments related to the nature of the leased assets. We determine our IBR by obtaining interest rates from various external financing sources and making certain adjustments to reflect the terms of the lease and the type of asset leased. As of December 31, 2025, the Group recognized additions of right-of-use assets related to flight equipment of approximately $854.4 million and corresponding lease liabilities of approximately $806.3 million. We exercise judgment to determine the significant assumptions, reference rates, credit ratings, country risk and adjustments related to the nature of the leased assets, and the sensitivity of the present value of the lease payments to possible changes in the IBRs.

See Note 3(f) to our audited consolidated financial statements.

Impairment. Impairment is the extent to which the ability to generate economic benefits provided by an asset have diminished due to changes in economic or other conditions and involves assessments of recoverability. The amount of an asset may be increased to reflect the cost of additions and enhancements or other events. We determine whether an asset has become impaired and apply relevant impairment tests if applicable. A high degree of uncertainty is involved in estimating the recoverable amounts resulting from future cash flows of the cash-generating units.

For our impairment tests, we estimate the net present value of annual discrete cash flows and the net present value of terminal value for our assets. Our estimates may vary depending on the actual performance of our business and market conditions that are recurrently monitored. We do not foresee market conditions that could warrant a contingency over the threshold utilized in our calculations. The percentage by which the fair value of our assets subject to impairment testing exceeded their carrying value, as of December 31, 2025, was 386.3%. There are no other triggering events that may affect other intangibles.

For the year ended December 31, 2025, we recognized an impairment reversal of $3.7 million. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

See Notes 3(i) and 17 to our audited consolidated financial statements.

Revenue Recognition. We recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Ticket sales are initially recorded as an air traffic liability and are recognized as passenger revenue, net of airport charges, when the service is rendered. The liability is reduced by transportation services and refunds of expired tickets. Passenger revenue includes airfare, income for expired tickets, income for ancillary services and the decrease in compensation costs paid to passengers and the cost from accumulated frequent flyer program.

Breakage revenue from expired tickets is recognized as an ancillary revenue based on the scheduled flight date and the terms and conditions of each ticket in which we utilize historical experience with refundable and non-refundable tickets and other patterned facts.

Our management’s judgement is required when we need to complement our historical experience when we face unprecedented circumstances, as was the case during the COVID-19 pandemic and related behavioral changes, when we modified rules to extend the utilization of tickets, which caused certain breakage adjustments. In 2025, unused ticket breakage recognition represented 7.0% of the total passenger revenue. This percentage can significantly be affected by our commercial policies. As an example, during the years of the COVID-19 pandemic our breakage percentage went down as low as 0.26% of the total passenger revenue. In 2025, unused ticket breakage was $342.2 million but if the low COVID-19 pandemic breakage percentage had been used, the amount would have been $12.6 million.

Cargo revenue is recognized when the service is rendered, and other revenues are recognized when the services are provided.

In connection with our frequent flyer program, the fair value attributed to the points earned by members is accounted for as a deferred revenue and recognized as revenue on redemption of the points by the members. The fair value of the award is determined based on stand-alone sale prices of the respective awards in commercial transactions. The amount of revenue recognized is based on the number of points redeemed in a period in relation to the total number expected to be redeemed, which is a factor used in our estimate for breakage. Breakage represents the estimated points that are not expected to be redeemed by the program members. Breakage is estimated based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members’ redemption practices. We believe that a one basis point variation in our breakage estimate associated with our frequent flyer program could have resulted in a total impact of $2.9 million on income before income tax recognized in 2025.

See Note 3(l) to our audited consolidated financial statements.

Leased aircraft return provisions. Provisions are recognized when we have a present legal or constructive obligation as the result of a past event, the fulfilment of the payment obligation is probable, and a reliable estimate of the amount of the obligation can be made. The amount to be recognized as provision corresponds to our best estimate of the expenses that will be necessary to meet the obligation at the end of the reporting period. Our aircraft lease contracts establish certain conditions in which flight equipment shall be returned to the lessor once the contractual period terminates. Our calculations for this provision include estimated incurred costs, which might be upscaled depending on whether we have maintenance contracts with third parties or perform these services internally. Other management judgment criteria include different variables, such as the major maintenance costs to be incurred on projected overhauls, fleet plan annual adjustments, future accumulated hours/cycles and the adequate level of maintenance reserves paid to lessors, all of which are settled between us and the relevant lessor at the termination or expiration of each leased contract. As an example, considering the actual contractual leases as of December 31, 2025, we maintained in total 165 aircraft in our operating fleet. We had 163 planes which were operational and leased and two company-owned planes. We also leased one additional plane which began operating in the first quarter of 2026. As a result, we had a total of 164 leased aircraft as of December 31, 2025. As of December 31, 2025, we also had 39 total engines, 36 of which were under lease arrangements, with the last lease expiring in 2037. Within a 10% range increase or decrease in the utilization of the actual fleet as of such date, the redelivery long-term cost expense on an annual basis during this period would have ranged from between minus $5.7 million to $59.7 million per year, depending on the specific return conditions of each aircraft or engine. This variance might be reflected through depreciation expenses and financial costs, if major maintenance expenses could be captured within the same period.

See Note 24 to our audited consolidated financial statements.

Recent Accounting Pronouncements

We do not have any transactions that are affected by any newly effective accounting standards and amendments. See Note 4 to our audited consolidated financial statements for a description of recent accounting pronouncements and their expected impact on our results of operations and financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and positions of our directors and executive officers as of the date of this annual report:

Name	Position
Francisco Javier de Arrigunaga Gómez del Campo	Chairman
Andrés Borrego y Marrón	Director
Antonio Cosío Pando	Director
Luis de la Calle Pardo	Director
Valentín Diez Morodo	Director
Jorge Esteve Recolons	Director
Peter Carter	Director
Bogdan Ignaschenko	Director
Donald Lee Moak	Director
Antoine George Munfakh	Director
Jorge Andrés Vilches Martínez	Director
Eduardo Tricio Haro	Director
Michael J. Wartell	Director
Myriam Guadalupe de la Vega Arizpe	Director Nominee
Andrés Conesa Labastida	Chief Executive Officer and Director
Ricardo Javier Sánchez Baker	Chief Financial Officer
Aaron James Murray	Chief Commercial Officer
Ernesto Gómez Pombo	Chief Legal Officer and General Counsel

The business address of our directors and executive officers for purposes of this annual report is Paseo de la Reforma 243, 25th Floor, Col. Cuauhtémoc, Cuauhtémoc, Mexico City, 06500, Mexico.

Javier de Arrigunaga Gomez del Campo. Mr. Arrigunaga has served as the chairman of our board since 2015 He is also a member of our executive committee, our nomination and compensation committee, and our safety committee. He is the managing director of Xokan S.C., a financial advisory firm, a director and chairman of the audit committee of El Puerto de Liverpool S.A. de C.V. (BMV: LIVERPOL), Mexico’s largest department store, since 2019, and a director and chairman of the nominations and compensation committee of Gentera, S.A.B. de C.V. (BMV: GENTERA), the largest microfinance bank of Latin America, since 2015. Additionally, he is a director of Southern Copper Corporation (NYSE: SCCO), a U.S. public company, leader in the production of copper since 2024, and of Kuo S.A.B. de C.V. (Grupo DESC) (BMV:KUOB), a large industrial Mexican conglomerate, since 2015. He is also a member of the technical committee of Casa de Bolsa GBM S.A. de C.V., a leading brokerage firm in Mexico, since 2021. He has been a member of the governing body of the Universidad Iberoamericana A.C., his Alma Mater, since 2012. Previously, Mr. Arrigunaga was a senior advisor to the Canada Pension Plan Investment Fund between 2019 to 2022. Mr. de Arrigunaga was also the chairman of the Mexican Banking Association (Asociación de Bancos de México) from 2013 to 2014. He was the chief executive officer of Citi Banamex, a leading Mexican bank, from 2010 to 2014, where he also held several senior positions. He was a member of the Citigroup management committee from 2011 to 2014. Before joining Citi Banamex, Mr. Arrigunaga was the Mexican ambassador to the OECD in Paris, France. Prior to his time in the OECD, he had a 15-year-long career at the Mexican Central Bank where he held different positions, including head of regulations and general counsel. He was appointed chief executive officer of the deposit insurance agency from 1997 to 1998, and in that capacity, and as senior manager of the Mexican Central Bank, he played an important role in the management and solution of the banking crisis of 1995. He has been a member of the board of several companies and institutions, including the Mexican Stock Exchange from 2008 to 2010, Grupo Financiero Banamex S.A. de C.V. from 2010 to 2014, Casa de Bolsa Accival S.A. de C.V. from 2010 to 2014, and the CNBV from 1993 to 1997. Additionally, since 2008, Mr. Arrigunaga has been on the advisory board of the philanthropic organizations, Haciendas for the Mayan World Foundation (Fundación Haciendas del Mundo Maya), a foundation that fosters community development in the Yucatan Peninsula, and the Independent Cow Foundation (La Vaca Independiente), a devoted to education and environmental conservation. Mr. Arrigunaga holds a law degree from the Universidad Iberoamericana in Mexico City, Mexico and a Master of Laws (LLM) specialized in corporate law and finance from Columbia University in New York, New York. He obtained a Corporate Director Certificate from Harvard Business School in 2024.

Andrés Borrego y Marrón. Mr. Borrego has served as a member of our board since 2022. Since December 2023, Mr. Borrego has served as CEO and co-portfolio manager of Catena Activos Alternativos, a recently created company that was established by Mr. Borrego and members of the management team of Credit Suisse’s Mexico asset management business from the spin-off of funds managed by such team. Prior to Catena Activos, Mr. Borrego served as chief executive officer and co-portfolio manager of the Mexico Credit Opportunities Funds since 2012 and was the head of the asset management business of Credit Suisse in Mexico. As chief executive officer and co-portfolio manager of Mexico Credit Opportunities Funds, Mr. Borrego served on the board of several public and private portfolio companies. From 2009 to 2011, Mr. Borrego was the co-head of Credit Suisse’s fixed income emerging markets business for Latin America (excluding Brazil) and was the country head for Credit Suisse in Mexico. Mr. Borrego obtained a degree in Industrial Engineering from Universidad Iberoamericana in Mexico City.

Antonio Cosío Pando. Mr. Cosío has served on our board of directors since 2007. Mr. Cosío is also the chair of our nomination and compensation committee. Mr. Cosío currently is a member of the board of directors of Corporación Actinver (BMV: ACTINVRB) since 2010, Kimberly Clark, S.A.B. de C.V., Grupo Sanborns (BMV: GSANBORN) since 2013, America Móvil (BMV: AMX) since 2015, Carso Infraestructura y Construcción CICSA, S.A. de C.V., Inmuebles Carso S.A.B. de C.V., and Grupo Financiero Inbursa (BMV: GFINBUR) since 2018 and is a member of the technical committee of Fibra SOMA. Mr. Cosío is a member of the board of directors and president of the audit committee of Grupo Financiero Inbursa; vice chairman and CEO of Grupo Hotelero Brisas; vice chairman of La Suiza S.A. de C.V.; member of the board of directors and audit committee of Teléfonos de México (BMV: TELMEX); member of the board of directors of Corp Moctezuma (BMV: CMOCTEZ); member of the board of directors of Grupo Carso (BMV: GCARSO); and President of CNET (Consejo Nacional Empresarial Turístico). He studied industrial engineering at Instituto Tecnológico de Monterrey, or ITESM.

Luis de la Calle Pardo. Mr. de la Calle has served on our board of directors since 2008. Currently, he is a member of our audit and corporate governance committee since 2005. Mr. de la Calle founded De la Calle, Madrazo, Mancera, SC, a consulting firm specializing in economics, regulatory processes and international trade in 2004 and has been its managing director since its founding. Mr. de la Calle has been also a member of the board of directors of Corporación Inmobiliaria Vesta (BMV: VESTA) since 2012. He was a member of the board of directors of Electricity Federal Commission (Comisión Federal de Electricidad) between 2015 and 2022 and served as chairman of its audit committee on several occasions. In addition, Mr. de la Calle previously held the following positions: president of Hill & Knowlton Strategies’ Latin America group between 2011 and 2012; non-executive director of the Mexican Institute for Competitiveness between 2002 and 2021; vice chairman of the U.S.-Mexico Bilateral Committee of the Mexican Council on Foreign Trade between 2003 and 2016; vice chairman of the International Trade and Investment Committee of the International Chamber of Commerce between 2009 and 2016; and non-executive director of Grupo Modelo between 2005 and 2013 and a member of the independent North American working group of the Council on Foreign Relations, the Canadian Council of Chief Executives and the Mexican Council on Foreign Relations in 2005. Prior to his work in the private sector, Mr. de la Calle was undersecretary for international trade negotiations at the Mexican Ministry of Economy between 1999 and 2002; minister for Commercial Affairs at the Mexican Embassy in Washington, D.C between 1994 and 1998; and worked at the World Bank between 1989 and 1994. Mr. de la Calle holds a B.A. in Economics from the ITAM, and received his M.A. and Ph.D. degrees in economics from the University of Virginia.

Valentín Diez Morodo. Mr. Diez Morodo has served as a member of our board of directors since 2008. He is the chairman and chief executive officer of Consorcio Empresarial Dimova, S.A. de C.V.; chairman of the board of Consorcio Dimova España, S.L.; chairman of Deportivo Toluca Fútbol Club, A.C.; chairman of Grupo Nevadi Internacional, S.A. de C.V.; and chairman of Nilaya Properties, S.L. (the entity that owns the Rosewood Villa Magna Hotel in Madrid). He also serves as a member of the board of directors of Grupo Dine, S.A.B. de C.V. (BMV: DINE), Grupo Kuo, S.A.B. de C.V. (BMV: KUO) and Instituto de Empresa, Madrid. He is chairman of the advisory board of Grupo Modelo, S.A. de C.V. member of Ab InBev Group (EBR: ABI), and vice chairman and member of the compensation committee of Kimberly Clark de Mexico, S.A.B. de C.V. (BMV: KIMBER). Mr. Diez Morodo is the chairman of the Regional Advisory Boards of Banco Nacional de México, S.A.; an honorary chairman of the Mexican Business Council for Foreign Trade, Investment and Technology (Consejo Empresarial Mexicano de Comercio Exterior, Inversión y Tecnología), or COMCE, and serves as chairman of the Mexico-Spain Bilateral Committee of COMCE. He is the chairman of the board of associates of the Universidad Iberoamericana. Mr. Diez Morodo is also the chairman of the Mexican House in Spain Foundation (Fundación Casa de México en España). Mr. Diez Morodo is the chairman of Diez Morodo Foundation (Fundación Diez Morodo); chairman of Nemesio Diez Foundation (Spain) (Fundación Nemesio Diez); chairman of Maelva Foundation (Fundación Maelva) and a member of the International Board of Trustees of the Prado Museum Foundation (Fundación Museo del Prado). Mr. Diez Morodo holds a degree in business administration from the Universidad Iberoamericana and a postgraduate degree in marketing, sales and personnel management from the University of Michigan.

Jorge Esteve Recolons. Mr. Esteve has served as a member of our board of directors since 2007. Mr. Esteve is a member of our safety committee. He is the executive president of ECOM Mexico, an international agribusiness company with presence in over 45 countries. Mr. Esteve has been the chairman of Grupo IAMSA, a Mexican industrial park and infrastructure company, since 1997. Mr. Esteve has also been a member of the CMN since 2010, where he currently is responsible for its international relations committee. Mr. Esteve has been a member of the boards of directors of several companies and non-profits, including the following: Telmex, since 2002; Grupo Real Turismo, since 2000; and Latin America Conservation Council since 2014. He is also president of the national agribusiness counsel (Consejo Nacional Agropecuario) since 2025. Mr. Esteve holds a business administration degree from the Universidad Anáhuac in Mexico City and an MBA from the Kellogg Graduate School of Management.

Peter Carter. Mr. Carter has served as a member of our board of directors since 2026. Mr. Carter is Delta’s (NYSE: DAL) President, overseeing enterprise strategy, international, government affairs and policy, real estate, legal, regulatory and compliance, sustainability and diversity, equity, and inclusion teams worldwide. He also has served as Delta’s Chief External Affairs Officer, Chief Legal Officer and Corporate Secretary since July 2015 and is a member of the Delta Leadership Committee. In his role as President, Peter focuses on driving enterprise-wide initiatives to meet Delta’s flight plan, ensuring Delta’s freedom to operate, protecting Delta’s brand and advocating for the interests of Delta employees and customers before policymakers around the world. He works closely with Delta’s international partners advancing our joint ventures, and regularly engages with government stakeholders on competition policy, alliances, privacy and compliance. In addition, Peter oversees Delta’s enterprise strategy, responsible for long-term strategic planning, and heads the company’s real estate function, which manages airport relations and Delta’s facilities worldwide. He also leads Delta’s sustainability and diversity teams. Peter serves as a member of the Boards of Virgin Atlantic Airways, Grupo Aeromexico, the SkyTeam Global Airline Alliance, The Delta Air Lines Foundation, the United Way of Greater Atlanta, the Minnesota Business Partnership and the Georgia Chamber of Commerce, which he chaired in 2020. He previously served as a member of the State of Georgia Judicial Selection Commission.

Bogdan Ignaschenko. Mr. Ignaschenko has been a member of our board of directors since 2022. He has been a partner at Apollo (NYSE: APO), based in New York City, since 2011. Mr. Ignaschenko is also a member of the boards of directors of the following companies: Wheels/Donlen since 2021; ACRA since 2023; and Athene Holding Ltd. (NYSE: ATHS, ATHPrA, ATHPrB, ATHPrD, ATHPrE) since 2024. Mr. Ignaschenko previously served as a member of the board of directors of Jewel HoldCo S.a.r.l. from 2018 to 2023; Novolex from 2022 to 2025; and Tranquilidade, a large Portuguese insurance company, between 2017 and 2020. Prior to joining Apollo, Mr. Ignaschenko worked with Credit Suisse in the investment banking division from 2009 to 2011. Mr. Ignaschenko holds a bachelor’s degree in economics from Wharton School of the University of Pennsylvania.

Donald Lee Moak. Mr. Moak has served as a member of our board of directors since 2022. Currently, he is the chairman of the safety and security committee and a member of our audit and corporate governance committee. As an aviation safety, government policy and labor expert, Mr. Moak served on the FAA’s Advanced Aviation Advisory Committee, or AAAC, between 2020 and 2024, and was co-chair of the DOT’s special committee to review the FAA’s aircraft certification process between 2019 and 2020. Mr. Moak was a member of the board of governors of the United States Postal Service, from 2019 to 2023, the chairman of its corporate governance committee and a member of its audit and finance committee. Mr. Moak was the chairman of the Delta Airlines Pilots from 2005 to 2010 and oversaw the merger and integration with Northwest Airlines in 2008. He was the chief executive officer and president of the Air Line Pilots Association International, or ALPA, from 2010 to 2014. Mr. Moak served on the FAA’s Management Advisory Council, or MAC, between 2013 and 2017. He was a member of the Executive Council of the American Federation of Labor and Congress of Industrial Organizations, or AFL-CIO, between 2011 and 2015, and the chairman of the Financial Oversight Committee of the AFL-CIO Transportation Trades Department from 2011 to 2015. He served on the FAA’s Next Generation Advisory Committee from 2010 to 2014. Mr. Moak serves on the board of directors of the International Aviation Club of Washington. Previously, Mr. Moak was a Marine Corps and Navy fighter pilot, a graduate of the Naval Fighter Weapons School “Topgun” and a captain for Delta’s B-767 aircraft. Mr. Moak holds a bachelor’s degree from the University of West Florida.

Antoine George Munfakh. Mr. Munfakh has served as a member of our board of directors since 2022. Mr. Munfakh is also a member of our executive committee and our nomination and compensation committee. Mr. Munfakh is currently a partner and Deputy Global Head of Private Equity at Apollo where he has held numerous roles since 2008. Mr. Munfakh also oversees Apollo’s Portfolio Performance Solutions, or APPS, Apollo’s portfolio transformational team focused on building stronger companies. Throughout his career, he has led numerous investments across the industrial, transportation and logistics, aerospace and defense and infrastructure sectors. Mr. Munfakh currently serves on the board of directors of: Barnes Aerospace, Industrial Solutions Group, Evri, Atlas Air and Maxim Crane Works. Mr. Munfakh is a former member of the boards of directors of the following companies: Apollo Education Group from 2017 to 2025; Blume Global Inc. from 2019 to 2023; Sun Country Airlines (NASDAQ: SNCY), from 2018 to 2022; Direct ChassisLink Inc., from 2019 to 2022; Swissport, from 2020 to 2021; CH2M Hill, from 2015 to 2017; McGraw-Hill Education, from 2013 to 2020; and Volotea Airlines from 2018 to 2025. Prior to that, he was an associate at Court Square Capital Partners between 2006 and 2008 and an analyst at JPMorgan Chase and Co. (NYSE: JPM). Mr. Munfakh holds a bachelor of sciences in economics from Duke University.

Jorge Andrés Vilches Martínez. Mr. Vilches has served as a member of our board of directors since 2022. Currently, he is a member of our safety committee and of our audit and corporate governance committee. Mr. Vilches currently is the managing partner of Renaissance Executive Forums in Spain, with a long career and focus on tourism and hospitality industry. Mr. Vilches also serves at the board of directors of Arajet, an airline based in the Dominican Republic, since 2024. Mr. Vilches served as senior vice president of airlines business with Sabre Technologies (NASDAQ-GS: SABR) between 2017 and 2020 and was chief commercial officer of Alitalia between 2016 and 2017. Previously, Mr. Vilches held the following roles: president and chief executive officer of Pullmantur Group between 2014 and 2016; head of LATAM’s long haul business unit between 2012 and 2014; and chief executive officer of LAN Peru between 2007 and 2012 and of LAN Airlines (Chile) between 2006 and 2007. Before being chief executive officer of LAN Airlines (Chile), Mr. Vilches was responsible for LAN Airlines (Chile)’s strategy department in Santiago, Chile. From 2004 to 2006, Mr. Vilches was responsible for the Strategy Department in Santiago, Chile. He also served as a business analyst, associate and senior associate at A.T. Kearney Management Consultants between 1998 and 2004. Mr. Vilches holds a bachelor’s degree in industrial engineering from Pontificia Universidad Javeriana and an MBA from the University of Michigan Business School.

Eduardo Tricio Haro. Mr. Tricio Haro has been a member of our board of directors since 2008 and serves as chair of our executive committee. He is also chairman of Grupo LALA (BMV: LALA B) and Grupo Industrial Nuplen and has served on Grupo Televisa’s (NYSE: TV) board of directors since 2012. He has previously held board positions at Orbia, Banamex, Telmex and a few other leading Mexican companies. Mr. Tricio Haro is actively involved in philanthropic and educational initiatives, including the LALA Foundation and he leads the growth of the network of SER (Superación Excelencia y Resultados), which promotes access to quality education. He also serves on the boards of several nonprofit organizations, including the Federico Gómez Children’s Hospital in Mexico City and the National Institute of Health Sciences. He holds a degree in agricultural engineering from ITESM and is also a dairy farmer.

Michael Wartell. Mr. Wartell has been a member of our board of directors since 2026. Mr. Wartell has more than 35 years of experience leading investments across credit, special situations and event-driven strategies. Since 2023, Mr. Wartell has served as president of Bluerose Associates, LLC, a consulting firm providing strategic, governance and investment advisory services. Previously, Mr. Wartell co-founded and served as co-chief investment officer and owner of Venor Capital Management LP, or Venor, a private investment management firm, from 2005 to 2023. He serves and has served on the boards of a number of public and private companies and special committees across sectors including healthcare, technology, financial services and industrials. Earlier in his career, Mr. Wartell held senior investment roles at Deutsche Bank and Merrill Lynch and began his professional career as an accountant with Arthur Andersen. Mr. Wartell holds the Chartered Financial Analyst, or CFA, designation and earned a B.S.E. degree with concentrations in Finance and Accounting from the Wharton School at the University of Pennsylvania.

Myriam Guadalupe de la Vega Arizpe. Ms. de la Vega Arizpe was nominated to our board of directors in the first quarter of 2026. Ms. de la Vega Arizpe is a businesswoman with experience across retail, real estate, health, education and other industries. She has served as chair of the board of Almacenes Distribuidores de la Frontera, S.A. de C.V., a company that operates convenience stores, mid-format supermarkets and gas stations, since 2000. She is also founder of Altec Purificación, a water purification and bottling company, and serves on the boards of several public and private companies and business organizations, including Fresnillo plc (LSE: FRES), América Móvil, S.A.B. de C.V. (BMV: AMX; NYSE: AMX) and Sitios Latinoamérica, S.A.B. de C.V. (BMV: LASITE), as well as Consejo Mexicano de Negocios and Instituto Tecnológico y de Estudios Superiores de Monterrey. Ms. de la Vega Arizpe also has served in leadership roles in business and civic organizations, including as vice president of COPARMEX Nacional and as president of the board of Microempresas de Cd. Juárez. Ms. de la Vega Arizpe holds a bachelor’s degree from The University of Texas at El Paso and a master’s degree in business administration from The University of Texas at Austin. Information provided on Ms. de la Vega Arizpe are based on information currently available to us at the time of filing this annual report.

Andrés Conesa Labastida. Mr. Conesa has served as Chief Executive Officer of Aeroméxico since 2005 and has been a member of the Board of Directors since 2004. He is also a member of the Executive Committee and the Safety Committee. In 2023, Mr. Conesa was appointed Chairman of the SkyTeam alliance. He has served on the board of directors of Sempra Energy (NYSE: SRE) since 2017, and was Chairman and a member of the board of directors of Cintra from 2003 to 2005. Mr. Conesa also served as Chairman of the Board of IATA during its 2015 term and as Chairman of the Executive Committee of ALTA from 2013 to 2015. He served as a member of the IENOVA Board from 2013 to 2017 and as a member of the Mexican Stock Exchange Board from 2006 to 2007. Mr. Conesa has held several significant government positions, including Head of Debt Management, Head of Economic Policy and Head of International Affairs at the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público). He holds a B.A. degree in Economics from Instituto Tecnológico Autónomo de México (ITAM) and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), and has received Fulbright, Ford, and MacArthur scholarships. In 1997, Mr. Conesa was awarded the National Economics Prize, granted by Banamex.

Ricardo Javier Sánchez Baker. Mr. Sánchez Baker has been our chief financial officer since 2006. Mr. Sánchez Baker has also served as advisor to our chief executive officer between 2005 and 2006 and our director of revenue management between 2006 and 2007. In addition, Mr. Sánchez Baker previously held the following positions: chairman of the board of directors of the Sabre Corporation between 2007 and 2008; the chair of the SEAT Technical Committee between 2007 and 2008; and chairman of the board of directors of PLM between 2019 and 2023. He also held various positions within the Mexican federal government, including deputy director general of public debt for the Ministry of Finance between 2003 and 2005. Mr. Sánchez Baker holds a bachelor’s degree in economics from Universidad Iberoamericana, a diploma in brokerage finance from the ITAM and a Master’s and Ph.D. in economics from the University of California in Los Angeles.

Aaron James Murray. Mr. Murray joined Aeromexico in 2019 as Senior Vice President of Revenue Management and Distribution and was promoted to Chief Commercial Officer in 2021. Mr. Murray has approximately 25 years of commercial aviation experience, including roles of increasing responsibility in network planning, alliances, sales, and revenue management at Northwest Airlines and Delta Air Lines prior to his arrival at Aeromexico. He has extensive international experience, managing portfolios in key airline markets in Europe/Middle East/Africa (EMEA), Asia and Latin America and Caribbean, while also serving as an expat based in Sao Paulo, Brazil prior to his move to Mexico City. He has a BA and MBA from the Eli Broad College of Business at Michigan State University.

Ernesto Gómez Pombo. Mr. Gómez has been our general counsel and chief legal officer since 2022 and a member of the board of directors of certain of our subsidiaries. Before joining us, Mr. Gómez was a legal director and the chief legal counsel for North Latin America at Archer Daniels Midland Company (NYSE: ADM) between 2017 and 2022, and associate general counsel of America Móvil (BMV: AMX) between 2008 and 2017. Mr. Gómez was an international associate attorney at Cleary Gottlieb Steen & Hamilton LLP between 2011 and 2012; and an associate attorney at Brigard & Urrutia Abogados in Colombia between 2004 and 2007, providing legal advice on corporate finance, mergers and acquisitions, capital markets, commercial and labor law. Mr. Gómez holds a law degree from Universidad de los Andes and an LL.M from University of Pennsylvania Law School.

Family Relationships

There are no family relationships between any of the directors, director nominees or executive officers.

Arrangements or Understandings

The designation rights above are related only to the board that was in place following the restructuring plan. Ongoing designation rights are governed by the LMV and our bylaws. Pursuant to the LMV, and as reflected in our bylaws, for each 10% of our shares held by a shareholder, such shareholder has the right to designate one director to our board. Currently, each of (i) Delta, and (ii) the Apollo shareholder holds more than 10% of our shares, respectively, thus, in accordance with the procedures under our bylaws, and, so long as they continue to hold 10% or more of our shares, they will continue to have the right to designate one director each. In addition, pursuant to our bylaws, our shareholders may designate investors who beneficially own 2.5% or more of our ordinary shares, including competitors and non-Mexican investors, as strategic partners who may have temporary rights to appoint a certain number of directors and their respective alternates. As such, Delta, as our strategic partner, has an ongoing right to designate two directors to our board for as long as it continues to have this status. To be designated a strategic partner, our board of directors and our shareholders must approve the investment as a strategic investment. In addition, our shareholders must approve the written agreement between the strategic partner and us establishing the terms and conditions of the strategic investment, including board designation rights, provided that, at all times, the majority of our board must be appointed by Mexican investors and the company must be controlled by Mexican investors. Delta is our strategic partner and has an ongoing right to designate two directors to our board for as long as it continues to have this status. In all cases, each of the director designees must be elected by the required threshold at our general shareholders’ meeting. The current Delta designees are Messrs. Carter and Moak. The current Apollo designees are Messrs. Ignaschenko and Munfakh.

Other than pursuant to the above, there are no shareholder arrangements regarding board of directors nominations. In addition, none of our other members of the board of directors or executive officers has any arrangement or understanding with any of our principal shareholders, customers, suppliers or other persons pursuant to which he or she was selected as such.

B.	COMPENSATION

Compensation for Board Members and Officers and Variable Compensation Plan for Officers

For the year ended December 31, 2025, the total gross compensation, which includes fixed and variable compensation, we paid to our board members and “principal executives” (as the term is used in this section, executives who define our policies and major guidelines and who directly affect the results of the business, including chief officers, vice presidents and senior directors) was in aggregate $49.8 million.

The compensation for our principal executives paid or accumulated includes short-term benefits, variable compensation bonuses and payments based on the distribution of restricted shares. Annual bonuses are approved by our nomination and compensation committee based on certain performance factors.

Certain of our independent directors and the chairmen of the executive committee and the Board are entitled to receive compensation in the form of cash and shares, as approved by our shareholders. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Directors.” None of our board members or executive officers has any agreement with us to provide severance benefits.

Our principal executives are eligible for pension and retirement benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to principal executives because they are included in the overall accrual for all employees subject to such benefits as reported in our audited consolidated financial statements, all included elsewhere in this annual report. We do not pay pensions and retirement benefits or other benefits for serving as members of our board of directors.

We have a variable compensation plan for officers, including certain principal executives, who meet the parameters determined by the board of directors and the nomination and compensation committee.

Variable Compensation Plan

In December 2022, our nomination and compensation committee established the guidelines for the variable compensation plan, allocated 4,751,255 common shares to the plan and established a trust (fideicomiso) to administer such common shares and implement the plan. CIBanco initially served as the trustee of our variable compensation program. In April 2026, the relevant trust agreement was substituted and Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, or GBM, now serves as trustee of our variable compensation program. The beneficiaries of the variable compensation plan are certain executive officers, members of our board of directors and our key employees. The variable compensation plan consists of a one-time management incentive plan, or MIP, applicable to certain senior employees and executive officers in connection with their work during our Chapter 11 emergence, and a long-term incentive plan, or LTIP, applicable to certain senior employees, under which shares are vested yearly. As of December 31, 2025, 49,946,070 restricted shares were allocated and 39,990,180 shares have vested under our variable compensation plan. There are no outstanding share options as of the date of this annual report.

Under the trust agreement, each beneficiary to our variable compensation plan must enter into a share purchase agreement with the trustee to acquire the corresponding allocated shares. Before the shares are allocated to their respective beneficiaries, the trustee has legal ownership and exercises the rights over these shares. Once these shares are vested, the trustee is required to release and transfer the allocated shares to the beneficiaries in accordance with the respective share purchase agreement.

Except in cases of death or incapacity, if the beneficiary leaves our company before the allocated shares are delivered, the unvested shares are forfeited, and the trustee will retain those shares until further allocation to another beneficiary under the terms of the variable compensation plan. Nevertheless, our nomination and compensation committee may decide, at its discretion, to allow the vesting and allocation of these shares after the termination of the labor relationship.

C.	BOARD PRACTICES

Pursuant to the LMV and our bylaws, our board of directors must be composed of at least five and no more than 21 members and their respective alternates, all of whom must be elected by the ordinary general shareholders’ meeting. Our directors are elected annually and continue as directors until substituted. The appointments of all our existing directors were approved at our general ordinary shareholders’ meeting held on January 7, 2026. Pursuant to the LMV, at least 25% of the board members and their respective alternates must be independent under LMV standards, and at least a majority of board members must be Mexican nationals and elected by Mexican investors. Whether or not a director is independent under LMV standards must be determined by the general shareholders’ meeting. The majority of our directors must be appointed by our Mexican investors.

Duties and Powers of the Board of Directors

The board of directors acts as our legal representative and has ample authorities and powers to conduct all operations inherent to our corporate strategies, except those expressly entrusted to the general shareholders’ meeting. Pursuant to our bylaws, the board of directors has the following powers, among other things, upon the advice, when applicable, of the relevant board committee:

•	determining our business strategies and oversee our management;

•	approving guidelines for the use of corporate assets;

•	approving policies for disclosure of information;

•

approving unusual or exceptional transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets;

•	approving related party transactions and establish related policies;

•	approving the appointment or removal and compensation of our chief executive officer and establish guidelines on such officer’s duties and compensation;

•	approving policies and guidelines for financings, loans or any type of credits or guarantees to related parties;

•	approving policies and guidelines for financial reporting, accounting, internal control and internal auditing, as well as the hiring of external auditors;

•	approving our financial statements; and

•	establishing the committees of the board of directors as it deems necessary.

Under Mexican law, boards of directors of public companies are required to meet at least four times during each calendar year. In order to have a quorum for a meeting of the board of directors, a majority of the board members must be present. For further information, see “Exhibit 2.1—Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as Amended—Voting Rights.”

Composition of the Board of Directors

As required by the LMV and our bylaws, the majority of our directors are Mexican nationals, residing in Mexico and designated by a majority of Mexican investors. At our January 7, 2026 ordinary general shareholders’ meeting, the appointments of our current board of directors, composed of 14 directors, were approved. The majority of our directors must be appointed by Mexican investors. The independent members under the LMV standards for general board membership are Messrs. de la Calle, de Arrigunaga, Moak and Vilches.

Committees of our Board of Directors

The LMV requires us to have an audit and corporate governance committees. Additionally, we have established other committees to assist the board of directors, as described below.

The duties of each permanent committee are determined by our board of directors. Subject to the designation rights described above under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Arrangements or Understandings,” the members of each committee, including the chair are appointed by our board of directors only from its members. Likewise, all the committee chairs serve as experts on the topic relating to each committee.

The election of the current members of all of our board committees was approved pursuant to resolutions adopted by our shareholders at our April 30, 2025 ordinary general shareholders’ meetings.

Audit and Corporate Governance Committee

The LMV and our bylaws require our audit and corporate governance committee to be composed of at least three members, all of whom must be independent members under the LMV standards. All the members of the audit and corporate governance committee must also be independent under Rule 10A-3 under the Exchange Act. The chair of this committee cannot be the chair of our board of directors and may only be appointed or removed by a vote of our general shareholders’ meeting. The audit and corporate governance committee’s responsibilities include:

•	subject to board approval, compensating, retaining and supervising our external auditors;

•	analyzing audit reports;

•

reviewing and discussing with management and the external auditors major issues arising as to the adequacy and effectiveness of our internal controls, and informing our board of directors of existing internal controls;

•	supervising and advising on our related party transactions, for ultimate approval by the board of directors (including in accordance with NYSE listing rules);

•	overseeing our internal audit function;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters;

•	reporting any accounting irregularities to the board of directors;

•	reviewing and discussing with management and the external auditors our major financial risk exposures;

•	assisting the board of directors in the preparation of our annual reports;

•	providing advice to the board of directors related to management practices;

•	requesting and obtaining advice from independent third party experts;

•	developing a plan for the succession of our executive officers;

•	developing and recommending to the board of directors a set of corporate governance principles applicable to us; and

•	to the extent not covered by another committee, overseeing our significant environmental, social, corporate governance (collectively, ESG) and sustainability practices, policies and activities.

The members of our audit and corporate governance committee are Messrs. Vilches (initially designated by BSPO, together with the noteholder investor group), de la Calle and Moak (initially designated by Delta), with Mr. de la Calle serving as the chair. All members of the audit and corporate governance committee are independent under LMV standards and Rule 10A-3 under the Exchange Act. Additionally, all of them meet the requirements for financial literacy under the rules and regulations of the SEC and the NYSE, and Mr. de la Calle is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Executive Committee

Our executive committee is composed of members of our board of directors, as determined by such board.

The current members of the executive committee are Messrs. de Arrigunaga, Conesa, Wartell, Carter, Munfakh and Tricio, with Mr. Tricio serving as chair.

Nomination and Compensation Committee

Pursuant to our bylaws, our nomination and compensation committee must be composed of at least three members and no more than seven members of our board of directors. The nomination and compensation committee is currently composed of five members. The nomination and compensation committee’s responsibilities include:

•

proposing candidates for our board of directors at our shareholders’ meeting, except the candidates who are appointed by Mexican investors, who are directly appointed by a shareholders’ special meeting of Mexican investors;

•

except with respect to the members of the board of directors appointed by Mexican investors, recommending the removal of members of our board of directors to our shareholders’ meeting when appropriate, based on the opinion of our audit and corporate governance committee;

•	overseeing the evaluation of the board of directors and management;

•	proposing the compensation for members of our board of directors and committees for approval at our general shareholders’ meeting or at board meetings as applicable; and

•	presenting, at least once a year, a report to our board of directors and general shareholders’ meeting related to the committee’s activities.

The nomination and compensation committee is currently composed of five members. The current members of the nomination and compensation committee are: Messrs. de Arrigunaga, Cosío, Carter, Munfakh, and Mr. Wartell with Mr. Cosío serving as chair. Mrs. de la Vega is a nominee to serve on our board of directors and will serve on this committee (which will be increased to six members), as well as our audit committee, if elected.

Safety Committee

Our safety committee is composed of five members of our board of directors, as determined by such board. The safety committee’s responsibilities include:

•	reviewing the design and compliance of our programs, policies, and procedures relating to operational safety and matters affecting the safety of our customers, including security and public health;

•	monitoring and reviewing our flight operations and safety management system and reporting to the board of directors on such topics;

•

reviewing and making recommendations to the board of directors regarding oversight of our manufacturers, suppliers, and third-party providers to ensure the provision of safe and reliable products and services; and

•	reviewing our strategies and actions to address safety performance objectives and metrics.

The members of our safety committee are Messrs. de Arrigunaga, Conesa, Esteve, Moak, and Vilches, with Mr. Moak serving as the chair.

D.	EMPLOYEES

Human Resources

We believe that our employees’ contributions constitute a major factor in our success as a company. We have made significant efforts to offer adequate compensation and attract committed and competitive employees, and we offer compelling opportunities to our employees to grow and develop with us.

The following table contains a breakdown of all of our employees, within and outside of Mexico, including pilots, flight attendants, administrative employees, dispatchers, mechanics, customer service agents, reservation agents and runway attendants, as of the indicated dates:

	For the Year Ended December 31,
	2025	2024	2023
Pilots	2,034	2,082	2,039
Flight attendants	3,556	3,632	3,628
Airport and customer service personnel	4,257	4,126	3,882
Ramp operations personnel	5,175	4,804	2,390
Maintenance and administrative personnel	2,342	2,232	4,280
Total	17,364	16,876	16,219

As of December 31, 2025, all of our pilots, flight attendants and ramp operations personnel were located in Mexico, and we had 4,036 airport and customer service personnel and 2,267 maintenance and administrative personnel in the country, totaling 17,068 employees in Mexico. As of December 31, 2024, all of our pilots, flight attendants and ramp operations personnel were located in Mexico, and we had 3,928 airport and customer service personnel and 2,162 maintenance and administrative personnel in the country, totaling 16,608 employees in Mexico. As of December 31, 2023, all of our pilots, flight attendants and ramp operations personnel were located in Mexico, and we had 2,189 airport and customer service personnel and 4,205 management and administrative personnel in the country, totaling 15,943 employees in Mexico.

The following table contains a breakdown of our employees outside of Mexico by country as of December 31, 2025:

	Airport and customer service personnel	Maintenance and administrative personnel	Total
Argentina	3	3	6
Brazil	26	8	34
Canada	9	3	12
Chile	2	3	5
Colombia	9	5	14
Costa Rica	4	1	5
Dominican Republic	6	1	7
Ecuador	0	2	2
El Salvador	2	1	3
France	6	4	10
Guatemala	4	3	7
Honduras	2	0	2
Italy	3	2	5
Japan	3	4	7
Netherlands	7	1	8
Nicaragua	8	0	8
Panama	3	0	3
Peru	8	2	10
South Korea	3	1	4
Spain	16	7	23
United Kingdom	3	2	5
United States	94	22	116
Total	221	75	296

We provide extensive training to our pilots, flight attendants, technical staff and customer service representatives, which complies with Mexican and international standards. According to local law requirements and negotiated CBAs, we make pension and social security contributions on behalf of our employees. In addition, we offer other benefits to our employees pursuant to the CBAs with their respective labor unions.

Between 2022 and 2025, we received the Top Employer award as a result of our human resources practices. The majority of our employees are located in Mexico and the remainder are distributed across the destinations in which we operate. As of December 31, 2025, 2024 and 2023, out of our employees, 11,993, 11,719 and 11,267 employees were represented by labor unions, respectively, which represented 69.1%, 69.4% and 69.5%, respectively, of our total employees.

As of December 31, 2025, our unionized employees participate in unions with whom we have the following CBAs:

•	ASPA, which represents our Aeroméxico and Aeroméxico Connect pilots;

•	ASSA, which represents Aeroméxico flight attendants;

•	Independencia, which represents Aeroméxico’s maintenance and airport staff and Aeroméxico Cargo’s staff;

•	SNTTTAS, which represents Aeroméxico Sistemas Integrados’ employees; and

•	STIA, which represents Aeroméxico Connect flight attendants and maintenance staff.

We have entered into CBAs with labor unions in Spain, Brazil and Argentina. In 2023, in connection with the 2019 labor reform, we were required to submit all of our CBAs for ratification by the members of our unions. Each member of the relevant union was asked to vote in secret, and the unions were required to register the vote by July 2023. All of our CBAs were approved by the members of our unions and ratified, except for the CBA between Aeroméxico Sistemas Integrados and Independencia. We terminated the CBA between Aeroméxico Sistemas Integrados and Independencia on July 7, 2023, and, as a result, approximately 1,800 employees previously subject to the CBA between Sistemas Integrados and Independencia were no longer subject to Independencia. In March 2024, we were notified that SNTTTAS formally requested Aeroméxico Sistemas Integrados to negotiate a new CBA in connection with Aeroméxico Sistemas Integrados’ employees. On April 19, 2024, we executed the new CBA with SNTTTAS, which was approved by a majority of the Aeroméxico Sistemas Integrados’ employees that are subject to the CBA.

The CBAs currently in effect expires as follows:

•	ASPA: the CBA with Aeroméxico expires on September 30, 2026 and the CBA with Aeroméxico Connect expires on November 30, 2026;

•	ASSA: the CBA with Aeroméxico expires on May 31, 2026;

•	STIA: the CBA with Aeroméxico Connect expires on September 30, 2028;

•	Independencia: the CBA with Aeroméxico expires on October 13, 2028, and the CBA with Aeroméxico Cargo expires on October 27, 2028; and

•	SNTTTAS: the CBA with Aeroméxico Sistemas Integrados expires on April 15, 2028.

To become effective, a CBA needs to be approved by the union and by the majority of the union members in a subsequent consultation process. As mentioned above, salaries in the CBAs are renegotiated every year, while other terms are renegotiated every two years.

We believe we enjoy productive relationships with unions while focusing on maintaining a competitive compensation scheme that is appropriate for our growth and consistent with market conditions.

Diversity

We have implemented measures to promote a culture within our corporate structure built on a level playing field for all and a respect for different backgrounds. As a part of these efforts, we have:

•	adopted a statement on inclusion and fair treatment, regardless of background;

•	elaborated a manual to train our professionals to assist passengers with reduced mobility and visible and non-visible disabilities;

•	incorporated provisions about inclusion and non-discrimination to our code of conduct; and

•	implemented awareness programs

E.	SHARE OWNERSHIP

Beneficial Ownership of our Board of Directors and Members of our Senior Management

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Of the directors or executive officers who owned more than one percent of total common shares outstanding as of April 15, 2026, none held options.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our common shares (including through the ownership of ADSs) as of April 15, 2026 for the below:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding common shares;

•	each of our executive officers and members of our board of directors individually; and

•	our executive officers and members of our board of directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or member of our board of directors is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of April 15, 2026 through the exercise of any option, warrant or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all common shares held by that person. The major shareholders listed above do not have voting rights with respect to their common shares that are different from the voting rights of other holders of our common shares.

The percentage of shares beneficially owned is computed on the basis of 1,459,034,090 common shares outstanding as of April 15, 2026. Common shares that a person has the right to acquire within 60 days of April 15, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and members of our board of directors as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Avenida Paseo de la Reforma 243, 25th floor, Col. Cuauhtémoc, Cuauhtémoc, 06500 Mexico City, United Mexican States.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

	Number	(%)
5% Shareholders
Apollo shareholder(1)	275,050,170	18.9%
Delta(2)	272,848,530	18.7%
Banco Actinver F/5292 Trust(3)	75,756,800	5.2%
Funds managed by Silver Point Capital(4)	131,727,540	9.0%
SVP Funds(5)	94,862,660	6.5%
Directors and executive officers
Francisco Javier de Arrigunaga Gómez del Campo	*	*
Andrés Borrego y Marrón	*	*
Antonio Cosío Pando	*	*
Luis de la Calle Pardo	*	*
Valentín Diez Morodo	*	*
Jorge Esteve Recolóns	*	*
Peter Carter	—	—
Bogdan Ignaschenko	—	—
Donald Lee Moak	*	*
Antoine George Munfakh	—	—
Jorge Andrés Vilches Martínez	*	*
Eduardo Tricio Haro(6)	15,666,980	1.1%
Michael J. Wartell	*	*
Myriam Guadalupe de la Vega Arizpe	—	—
Andrés Conesa Labastida	*	*
Ricardo Javier Sánchez Baker	*	*
Aaron James Murray	*	*
Ernesto Gómez Pombo	*	*
All directors and executive officers as a group (eighteen persons)	50,949,044	3.5%

(*)	Ownership of less than 1% of the shares.
(1)

Based on a Schedule 13G filed on February 17, 2026, includes 242,853,020 shares held directly by the Apollo shareholder and 32,197,150 shares held by Banco Actinver F/5292 Trust on behalf of the Apollo shareholder. The Apollo shareholder’s investment manager is Apollo Management IX, L.P., or Management IX. AIF IX Management, LLC, or AIF IX, is the general partner of Management IX. Apollo Management, L.P., or Apollo Management, is the sole member of AIF IX. Apollo Management GP, LLC, or Management GP, is the general partner of Apollo Management. Apollo Management Holdings, L.P., or Management Holdings, is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC, or Management Holdings GP, is the general partner of Management Holdings. Marc Rowan, Scott Kleinman and James Zelter are the managers of Management Holdings GP. The Apollo shareholder acquired all its shares in 2022, as a result of our Chapter 11 proceedings and exit financing. The Apollo shareholder’s shares are subject to the voting limits established in the Mexican Foreign Investment Law and our bylaws. The principal business address of the foregoing parties is 9 West 57th Street, 42nd Floor, New York, NY 10019, United States of America.

(2)

Based on a Schedule 13G filed on February 13, 2026, includes as a result of our Chapter 11 proceedings and exit financing, Delta’s share ownership decreased from 51.3% (or 349,758,821 out of our 682,119,793 outstanding pre-emergence shares) to 20.0% (or 27,284,861 out of our outstanding 136,423,959 post-emergence shares). On November 28, 2022, Delta sold eight shares. As a result of our August 25, 2025 stock split, Delta currently holds 272,848,530 out of our outstanding 1,459,034,090 shares. Delta’s shares are subject to the voting limits established in the Mexican Foreign Investment Law and our bylaws. Delta’s address is: 1030 Delta Boulevard, Atlanta, GA 30354, United States of America.

(3)

Banco Actinver, Institución de Banca Múltiple, Grupo Financiero Actinver, or Banco Actinver, a Mexican bank, is the trustee under the trust agreement No. F/5292, or the trust agreement, among Banco Actinver, as trustee, Banco Nacional de México, S.A, Banamex Fiduciary Division, acting as trustee of the trust agreement No. F/17937-8 and the Apollo shareholder, as settlors and beneficiaries. The trust agreement was entered into in connection with our Chapter 11 proceedings and exit financing. The shares are held in trust for the benefit of Banco Nacional de México, S.A, integrante del Grupo Financiero Banamex, División Fiduciaria, as trustee of the trust agreement No. F/17937-8 and the Apollo shareholder. All of the 75,756,800 shares are held by the trustee in its fiduciary capacity as trustee under the trust agreement. Banco Actinver acquired all its shares in 2022, as a result of our Chapter 11 proceedings and exit financing. Banco Actinver votes the shares in accordance with the terms of the trust agreement, subject to its responsibilities as trustee under the Mexican General Law of Credit Instruments and Transactions (Ley General de Títulos y Operaciones de Crédito) and Regulation 1/2005 (Circular 1/2005) issued by the Mexican Central Bank. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Banco Actinver disclaims beneficial ownership of all shares held in trust by the trustee, including the 32,197,150 shares held on behalf of the Apollo shareholder, except to the extent of its pecuniary interest therein. The principal business address of the foregoing parties is Montes Urales 620, Piso 1, Lomas de Chapultepec, Miguel Hidalgo, C.P. 11000, Ciudad de México, México.

(4)

Based on a Schedule 13G filed on February 17, 2026, includes the funds (collectively, the “Funds”) are managed by Silver Point Capital, L.P. or its wholly owned subsidiaries. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point Capital and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is a member of Management and, as a result, may be deemed to be a beneficial owner of the securities held by the Funds. Silver Point Capital, Management and Messrs. Mulé and O’Shea disclaim beneficial ownership of the reported securities held by the Funds, except to the extent of their pecuniary interest. The Funds acquired their shares in 2022, as a result of our Chapter 11 proceedings and exit financing. The shares are subject to the voting limits established in the Mexican Foreign Investment Law and our bylaws. The address of Silver Point is Two Greenwich Plaza, Suite 1, Greenwich, Connecticut 06830.

(5)

Based on the latest information available to us on the date of this annual report, amounts beneficially owned by the SVP Funds reflect 54,000,840 shares held directly by Ashton Gate Sarl, or Ashton Gate, 14,468,140 shares held directly by Grouse Moor Sarl, or Grouse Moor, 3,668,870 shares held directly by Wild Heath Sarl, or Wild Heath, and 22,724,810 shares held directly by Green Pasture Sarl, or Green Pasture, and together with Ashton Gate, Grouse Moor and Wild Heath, the SVP Funds. Ashton Gate is wholly owned, indirectly, by Strategic Value Special Situations Master Fund V, L.P., or SVP SS V, whose general partner is SVP Special Situations GP V Ltd., and is managed by SVP Special Situations V LLC, or SVP SS IV. Grouse Moor is wholly owned by Strategic Value Special Situations Master Fund IV, L.P., whose general partner is SVP Special Situations GP IV LLC, and is managed by SVP Special Situations IV LLC, or SVP SS IV. Wild Heath is wholly owned by Strategic Value Opportunities Fund, L.P., whose general partner is SVP Special Situations GP III-A LLC, and is managed by SVP Special Situations III-A LLC, or SVP SS III-A. Green Pasture is wholly owned by Strategic Value Capital Solutions Master Fund, L.P., whose general partner is SVP Capital Solutions GP Ltd., and is managed by SVP Capital Solutions LLC, or SVP CS. Strategic Value Partners, LLC, or SVP is the Managing Member of SVP CS, SVP SS III-A, SVP SS IV and SVP SS V. Victor Khosla is the control person of SVP. The SVP Funds acquired all of their shares in 2022 as a result of our Chapter 11 proceedings and exit financing. The shares held by the SVP Funds are subject to the voting limits established in the Mexican Foreign Investment Law and our bylaws. The address of the SVP Funds is 22 Grand Rue, 1660 Luxembourg. The principal business address of SVP, Mr. Khosla, SVP SS V, SVP SS IV, SVP SS III-A and SVP CS is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

(6)

Of Eduardo Tricio Haro’s 15,166,980 shares, 500,000 were purchased by a vehicle co-owned by the reporting person and certain of his immediate family members, and whose investments the reporting person controls. The reporting person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Significant Changes in Ownership

To our knowledge, other than as provided in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023, except as follows since our initial public offering, the holdings of Apollo, Delta, Banco Actinver F/5292 Trust, funds managed by Silver Point Capital and SVP funds changed from 22.4% to 18.9%, from 20.0% to 18.7%, from 5.9% to 5.2%, from 9.7% to 9.0% and from 7.7% to 6.5% of our common shares, respectively. For information with respect to shareholder’s rights, see “Item 6 Directors, Senior Management and Employees—A. Directors and Senior Management—Arrangements or Understandings.”

Registered Holders

Based on a review of the information provided to us by our transfer agent and depositary, as of December 31, 2025, there were no registered holders of our shares in the United States. All holders of our ADSs were beneficial holders holding their ADSs in electronic form through brokers in DTC. As of that date, 56,787,903 ADSs were outstanding, representing approximately 38.92% of our outstanding common shares.

B.	RELATED PARTY TRANSACTIONS

We have entered into transactions with our affiliates, including some of our major shareholders and entities owned or controlled by them. In the ordinary course of business, we render to and receive from related companies’ services of various types, including ticket rewards, marketing, reservation and other administrative services. We have also entered into transactions in which our directors or executive officers have a material interest. Any transactions with related parties or in which related parties have an interest have been made consistent with normal business operations using terms and conditions available in the market and are in accordance with the applicable legal standards.

In accordance with the rules of the SEC, the following is a description of material transactions, or series of related material transactions, for the period since January 1, 2025 through the filing of this annual report, to which we have been a party and in which the other parties included or will include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

Transactions with Directors

At our shareholders’ meeting held on April 30, 2024, the shareholders approved the issuance of $100,000 in shares as part of the compensation for each of our independent directors which were assigned during the first quarter of 2025. At our shareholders’ meeting held on April 30, 2025, the shareholders approved the issuance of $100,000 in shares as part of the compensation for each of our independent directors, which were assigned during the first quarter of 2026.

On June 3, 2024, we entered into an arrangement with the following Mexican investors: Eduardo Tricio Haro, Valentín Diez Morodo, Antonio Cosío Pando and Jorge Esteve Recolons, or the Mexican investor group, to allow the Mexican investor group to sell 1.5% of our outstanding shares in our initial public offering and to waive the transfer restrictions and associated $20.0 million penalty provisions in our restructuring plan, which prohibited the transfer of our shares held by the Mexican investor group to non-Mexican investors before March 17, 2027. The arrangement further provides that the remaining 2.6% of our outstanding shares held by the Mexican investor group will remain subject to the transfer restrictions in our restructuring plan, including the monetary penalty if such transfer restrictions are breached.

In addition, we may implement bylaw amendments or other corporate measures designed to ensure that we remain controlled by Mexican investors in compliance with the DGIE Regulatory Approval and the Mexican Foreign Investment Law.

For further information see “Item 6. Directors, Senior Management and Employees—B. Compensation”.

Indemnification Agreements

In connection with our Chapter 11 proceedings, we entered into indemnification agreements with each of our directors and executive officers (each, an “indemnitee”), pursuant to which we agreed to indemnify such officers and directors to the fullest extent permitted by applicable law, for certain reasonably expenses, losses and liabilities incurred by them by reason of their corporate status. Our indemnification obligations apply with respect to the indemnitee’s past, present and future service in any corporate status, regardless of whether the indemnitee is serving as an officer or director of Grupo Aeroméxico at the time any such expense, loss or liability was incurred. In addition, our obligations under the indemnification agreements continue if the indemnitee has ceased to be a director or officer and inure to the benefit of his or her heirs, executors, administrators, legatees or assigns. The indemnification agreements are governed by the laws of Mexico.

Registration Rights Agreement

We have entered in a registration rights agreement, dated as of March 17, 2022, with certain creditors who, in the context of our Chapter 11 emergence, became holders of the shares, and certain transferees, or the RRA. Under the RRA, we agreed to file the registration statement, as part of our IPO, for the resale of shares held by such shareholders, therein referred to as registrable securities. The RRA grants the holders customary demand, shelf and piggyback registration rights, subject to the limitations established in the RRA. The RRA includes other customary terms including, but not limited to, those relating to suspension periods for registration and offering demands, offering procedures and indemnification.

In connection with any underwritten public offering, if requested in writing by the managing underwriters of such public offering, each (i) holder of registrable securities participating in the public offering that, together with its affiliates, beneficially owns more than 1% of the then-outstanding shares (either directly or through ADSs that represent our shares) and (ii) each holder of registrable securities that is not participating in the public offering that, together with its affiliates, beneficially owns more than 10% of the shares shall enter into a customary lock-up agreement with the managing underwriters of such public offering to not make any sale or other disposition of any of the registrable securities held by them, subject to the conditions and exceptions established in the RRA. We have also agreed to enter into a customary lock-up agreement in connection with an underwritten public offering, upon the reasonable request of the managing underwriters.

The foregoing summary of the RRA is qualified in its entirety by reference to the complete text of such agreement, as amended, a copy of which is filed as an exhibit to this annual report.

Exit Financing

To facilitate our emergence from Chapter 11, we obtained a package of equity and secured debt exit financing from various parties.

The equity portion of our exit financing totaled $1,391 million and consisted of:

•	the equitization of $671 million of certain DIP financing claims in the Chapter 11 proceedings into our post-emergence shares; and

•	$720 million in newly issued shares.

On March 7, 2022, we entered into the subscription agreement, with the commitment parties. Pursuant to the subscription agreement, the commitment parties agreed to subscribe for $720 million in newly issued shares, and we agreed to issue to each commitment party the shares. The theoretical value of the post-emergence shares, which is calculated as the ratio of our equity value divided by the subscribed post-emergence shares, was Ps.389.0, or $18.8, per post-emergence shares, based on the March 17, 2022 exchange rate published by the Mexican Central Bank. The shares were issued free and clear of all transfer taxes, any withholding or deduction for any applicable taxes, liens, preemptive rights, subscription rights and similar rights. In consideration for the subscription commitments and the other agreements of the commitment parties, we agreed to pay or cause to be paid a nonrefundable aggregate premium in an amount equal to 0.15 multiplied by the subscription amount. Pursuant to the restructuring plan, Delta, the Apollo shareholder, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex and División Fiduciaria, solely in its capacity as trustee of the irrevocable trust (fideicomiso irrevocable) agreement number F/17937-8, BSPO and the noteholder investors group had the right to designate certain directors to our post-emergence board. For a description of our arrangements and understandings about the selection of our board members, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Arrangements or Understandings.”

The debt portion of our exit financing totaled $762.5 million, consisting of 8.500% first-lien secured exit financing notes due 2027 purchased by various parties, including certain members of the ad hoc group in the Chapter 11 proceedings and other creditors and investors in accordance with the restructuring plan. The exit financing notes due 2027 were issued on March 17, 2022 by Grupo Aeroméxico and guaranteed by Aeroméxico, Aeroméxico Connect and Aeroméxico Cargo, and were listed on the SGX-ST, on June 9, 2022. The Bank of New York Mellon acted as trustee under the exit financing notes due 2027 indenture and UMB Bank National Association was the collateral agent. On November 14, 2024, we redeemed in full $662.5 million of outstanding exit financing notes, at a redemption price of 104.250%, plus interest, additional amounts and premiums.

For further information about risks relating to our fixed financing obligations, including our obligations under the first-lien secured notes, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have significant fixed obligations, which may increase in the future.”

Transactions with Delta

We maintain a close business relationship with Delta, which holds approximately 18.7% of our outstanding shares. We also have a JCA with Delta that formalizes many aspects of our collaboration. The JCA was subject to DOT review following our joint application to renew the antitrust immunity associated with it. On September 15, 2025, the DOT issued the Final Order terminating the antitrust immunity under the JCA, effective January 1, 2026. By its terms, unless the legal challenges to the Final Order succeed, the Final Order directs us and Delta to wind down certain joint operations that were covered by the immunity by January 1, 2026—such as pricing coordination, schedule coordination, and revenue sharing. At the same time, the Final Order would allow us to continue engaging in arm’slength cooperation in code sharing, frequent flyer program reciprocity, and other joint marketing activities if the legal challenges fail. Although we would need to end certain practices that were built around the antitrust immunity aspects of the JCA if the Final Order is not changed or stayed, we believe that the components of our relationship with Delta not dependent on immunity will continue to strengthen our Mexico-U.S. business travel service, improve operations and customer experience, and deliver meaningful cost and revenue synergies by leveraging the respective competitive advantages of each partner, even though the efficiencies flowing from the antitrust immunity with Delta since 2017 may terminate. On November 12, 2025, the United States Court of Appeals for the Eleventh Circuit granted the stay jointly requested by us and Delta relating to the Final Order. With this decision of the Eleventh Circuit, the effectiveness of the DOT’s Final Order is stayed pending the resolution of the judicial review. On December 29, 2025, Delta and Aeroméxico filed their opening brief before the Eleventh Circuit in connection with the judicial review of the DOT’s Final Order. As a result, the effectiveness of the DOT’s Final Order remains stayed pending resolution of the judicial review process. On December 29, 2025, Delta and Aeroméxico filed their opening brief before the Eleventh Circuit in connection with the judicial review of the DOT’s Final Order. On March 27, 2026, the DOT moved to expedite the appeal and requested that oral argument be scheduled at the earliest available date, and on April 1, 2026, the Eleventh Circuit granted that motion. On April 15, 2026, the Eleventh Circuit set the case for oral argument on June 23, 2026. Accordingly, there remains uncertainty as to whether, and to what extent, the JCA will be permitted to continue. For further information about our relationship with Delta, see “Item 4. Information on the Company—B. Business Overview—Partnerships and Alliances.”

Delta Lock-Up Agreement

In connection our initial public offering, Delta, which currently holds 18.7% of our outstanding shares, has entered into a lock-up agreement with us pursuant to which it will refrain from disposing of our shares until and including the four-year anniversary of our initial public offering prospectus. The Delta lock-up agreement is subject to specified exceptions, including: (i) securities acquired in open market transactions after the completion of the initial public offering or transfers from the initial public offering underwriters; (ii) bona fide gifts; (iii) transfers to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of Delta; (iv) transfers to a partnership, limited liability company or other entity in which Delta is the legal and beneficial owner of all the outstanding equity securities or similar interests; (v) transfers by operation of law; (vi) (A) the exercise of warrants issued by us and transfers to us upon the “net” or “cashless” exercise of warrants issued by us; (B) the exercise of stock options granted pursuant to equity incentive plans described herein, and the receipt by Delta of shares upon such exercise; (C) transfers to us upon the “net” or “cashless” exercise of stock options or other equity awards granted pursuant to equity incentive plans; (D) transfers for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to any award of equity-based compensation granted pursuant to our equity incentive plans described herein; or (E) forfeitures to us to satisfy tax withholding requirements of Delta or us upon the vesting, during the restricted period, of equity based awards granted under equity incentive plans or pursuant to other stock purchase arrangements, in each case described herein; (vii) a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our shares; (viii) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 of the Exchange Act, provided that no sales shall be made pursuant to a Rule 10b5-1 plan prior to the expiration of the lock-up and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer may be made under such plan during the lock-up period; (ix) (A) distributions to Delta’s partners, limited liability company members, shareholders or holders of similar interests or (B) transfers to Delta’s affiliates (as defined in Rule 405 of the Securities Act); (x) transfers to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other similar arrangement relating to a financing arrangement between such third parties (or their affiliates or designees) and Delta and/or its affiliates; (xi) transfers pursuant to a bona fide loan or pledge and as a grant or maintenance of a bona fide lien, security interest, pledge or other similar encumbrance in connection with a loan to Delta, subject to certain restrictions; (xii) any demands or requests for, exercises of any right with respect to, or taking of any action in preparation of, the registration by us under the Securities Act of Delta’s shares or ADSs; (xiii) the split and reclassification of our single series of shares into three separate series, including any exchange offers or other transactions, whether or not registered with the SEC, designed to implement such split and reclassification; (xiv) the sale of the undersigned’s shares or ADSs to another holder party to a lock-up letter agreement with the same terms; provided that, in the case of any transfer or distribution pursuant to (ii) through (v) and (ix), the transferee or distributee agrees in writing to be bound by the lock-up restrictions.

TechOps MX

In 2011, we entered into an agreement with Delta to jointly form and operate TechOps MX, an aircraft maintenance and repairs base in Querétaro, Mexico. This base had a start-up cost of approximately $55 million and is owned by TechOps MX, in which we and Delta each have a 50% equity interest. In September 2022, we entered into agreements with MRO Holdings, an aviation services provider specializing in aircraft maintenance, repair and overhaul services, for the lease of the TechOps MX facilities and transfer of TechOps MX’s operating assets (including its employees and the AFAC permits), to MRO Mexico, a subsidiary of MRO Holdings. Under the agreements, TechOps MX leases the facility to MRO Mexico, and MRO Mexico operates the Querétaro base and provides aircraft modification, maintenance, repair, overhaul and storage services for us, Delta, and other airlines. The agreements became effective on November 18, 2022. Accordingly, airframe heavy maintenance for our aircraft is now conducted by MRO Mexico. On December 30, 2025, the Company and Delta executed a share purchase agreement pursuant to which we both agreed to sell our respective equity interests in TechOps MX to a third party.

Transaction with Apollo

Initial Public Offering

AGS, an affiliate of Apollo, was an underwriter in our initial public offering and received a portion of the underwriting fees and commissions in connection with the offering.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18” of this annual report for consolidated financial statements and other financial information.

Legal Proceedings

In the ordinary course of our business, we are party to various legal proceedings, which we consider to be incidental to our business operations. While the legal proceedings are inherently uncertain, we believe that we are not subject to proceedings that, individually or in aggregate, have or are reasonably likely to have a material adverse effect on our financial position, operating results and cash flows.

Labor proceedings

We are subject to certain labor contingencies in the ordinary course of our business. These proceedings involve individual plaintiffs and unionized workers and primarily relate to wage differences, overtime payments, hazardous working conditions, subsidiary liability and other labor-related payments.

As of December 31, 2025, we had recorded a reserve for labor proceedings of $9.0 million. This reserve is based on our estimates to cover possible outflows for potential losses that we could suffer because of these matters. For further information about our contingencies and commitments, see Note 32 to our audited consolidated financial statements.

Regulatory proceedings

CNA antitrust litigation

We have been subject to investigations related to antitrust practices by CNA. In 2015, CNA initiated an investigation against us for alleged monopolistic practices in the airline sector. In connection with this investigation, we, Grupo Mexicana (in operation at the time) and other Mexican airlines were subject to penalties. We received a fine of Ps.86.2 million, or approximately $5.2 million, in 2019. This dispute is unrelated to our relationship with Delta or CNA resolution approving our JCA. On March 28, 2022, the Mexican district court revoked the fines and ordered CNA to recommence the investigation without considering certain evidence. On April 11, 2022, CNA challenged the Mexican district court’s decision. On March 7, 2023, CNA requested that the SCJN exercise jurisdiction under the argument that it was necessary for the SCJN to establish conclusive case law on the matter. On April 3, 2023, the SCJN agreed to exercise jurisdiction over the case and, on May 18, 2023, the SCJN acknowledged receipt of the case files. On February 12, 2025, the SCJN issued a final resolution against us enforcing the fines and revoking the decision issued by the Mexican district court. On June 11, 2025, we filed a clarification motion (solicitud de aclaración de sentencia) with the SCJN arguing that our arguments in the original appeal were not considered and requesting that the case be remanded to the lower court. On June 13, 2025, to be able to present the clarification motion, we paid the Ps.86.2 million fine. On July 4, 2025, the SCJN agreed to hear our clarification motion. On August 6, 2025, the SCJN agreed with our motion and decided to remand the case to the lower court for review of the unresolved grounds for annulment. As of the date of this annual report, the case is under review by the lower court. For further information about the risks related to this proceeding and antitrust related litigation, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Mexican antitrust provisions may affect the fares we can charge to customers.”

CNBV Administrative Proceeding

On October 16, 2023, we were notified by the CNBV that it had opened an administrative sanction proceeding against us and, as a legal consequence, our chief executive officer, claiming that certain of our disclosures to the market about our restructuring process were omissive and, as such, violated the LMV. On July 9, 2024, the CNBV imposed against us and our chief executive officer the minimum fine established in the LMV for this type of violation, in an aggregate amount of Ps.7.2 million, or approximately $0.4 million. On August 1, 2024, we filed an administrative response with the CNBV challenging the fines and arguing that our disclosures to the market about our restructuring process were comprehensive and in compliance with the LMV requirements. On November 15, 2024, the CNBV notified us that the fines were upheld. In response, on December 5, 2024, we filed an annulment lawsuit challenging the penalties. The court presiding over this case, through its judgment dated October 20, 2025, ordered the annulment and lifting of the penalties in favor of the Company and our chief executive officer. The lawsuit is now closed. For further information about the risks related to this proceeding, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are, and may be in the future, involved in various legal, administrative and regulatory proceedings.”

Tax proceeding

Some of our subsidiaries have been notified of tax assessments by the SAT. The tax assessments relate to, among other things, allegedly improper deductions. As of the date of this annual report, we are challenging these tax assessments through administrative and judicial proceedings before the SAT and the competent courts. In addition, Grupo Aeroméxico and certain of our subsidiaries are subject to ongoing audit procedures for which no assessments have been made by the SAT. As of the date of this annual report, we are responding to and addressing these audit procedures in accordance with applicable Mexican law.

From time to time, the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. The Company is not currently a party to any legal proceedings, the outcome of which, if determined adversely to the Company, would individually or in the aggregate have a material effect on its business or financial condition.

Dividend Policy

We have not paid dividends in the last three years and do not expect to pay any cash dividends on our stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Determining and paying dividends for any fiscal year is subject to several factors, including our payment liabilities, capital investments and investment plans, other cash requirements, shareholders’ approval of our audited financial statements, based on which the payment of dividends will be made, the creation and maintenance of legal reserves and other factors that we consider relevant at the time. We cannot guarantee that we will pay dividends in the future. Our board of directors considers and proposes the declaration, payment and amount of any dividends and a majority vote from shareholders present at a general shareholders’ meeting approves them, subject to the legal limitations described below.

Pursuant to applicable Mexican law and in accordance with the provisions of our bylaws, dividends may only be paid from retained earnings derived from the respective fiscal year or previous years’ results, if:

•	the legal reserve has been created or maintained, reserving 5% of all net profits per year, until the legal reserve represents at least 20% of the subscribed and paid-in capital;

•	shareholders, gathered in a shareholders’ meeting, approve the results reflecting the profits and the payment of dividends; and

•	the losses corresponding to the previous fiscal years have been paid or absorbed.

All shares have the same degree of preference regarding payment of dividends.

Capital Reimbursements

Although not dividend distributions, we have completed capital stock reimbursements and made cash distributions to our shareholders in the past. For further information see “Exhibit 2.1—Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as Amended—Outstanding Shares.”

B.	Significant Changes

A discussion of significant changes since December 31, 2025 is provided under Item 4 of this Annual Report and is incorporated herein by reference

ITEM 9. THE OFFER AND LISTING

A.	Offer And Listing Details

The ADSs are listed on the New York Stock Exchange under the symbol “AERO.” The common shares are listed on the Mexican Stock Exchange.

B.	Plan Of Distribution

Not applicable.

C.	Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our Bylaws, as amended, is included in Exhibit 1.1 of this annual report. The information called for by this Item is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

C.	Material Contracts

For information regarding our material contracts, see “Item 4. Information on the Company—B. Business Overview —Regulation—Concession for the Provision of Domestic and Regular Air Transportation Services,” “—Airport Facilities and Operations,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facility,” “—Indebtedness—Senior Secured Notes due 2029 and 2031,” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” For more information on our deposit agreement, see “Exhibit 2.1—Description of American Depositary Shares.”

D.	Exchange Controls

Mexico has had a free market for foreign exchange since 1991, and the Mexican federal government has allowed the peso to float freely against the U.S. dollar since December 1994. We have no control over or influence on this exchange rate policy. The Mexican federal government has announced that it does not intend to change its floating exchange rate policy, but there is no guarantee that the Mexican federal government will not change this policy.

E.	Taxation

The following is a discussion of the material Mexican tax considerations and U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. Each person considering an investment in an ADS should consult its own tax advisor regarding the tax considerations relating to the acquisition, ownership and disposition of an ADS in light of such person’s particular circumstances.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of certain U.S. federal income tax considerations to U.S. Holders (defined below) of acquiring, owning and disposing of the ADSs, but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular person’s decision to acquire the ADSs. This discussion applies only to a U.S. Holder that owns the ADSs as capital assets for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, U.S. Treasury regulations promulgated under the Code, and administrative rulings and judicial interpretations thereof, in each case as in effect of the date of this annual report. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Convention Between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling will be sought from the U.S. Internal Revenue Service, or the IRS, with respect to any statement or conclusion in this discussion, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following discussion or, if challenged, that a court will uphold such statement or conclusion.

In addition, this discussion does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any U.S. state, local or non-U.S. tax law, the Medicare tax on net investment income, any alternative minimum tax consequences, and any estate or gift tax laws, and it does not describe differing tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain banks or financial institutions;

•	regulated investment companies and real estate investment trusts;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	insurance companies;

•	persons holding the ADSs as part of a hedge, straddle, constructive sale, wash sale or conversion, integrated or similar transaction;

•

persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to the ADSs as a result of such income being recognized on an applicable audited consolidated financial statement;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	certain U.S. expatriates;

•	persons that own, directly, indirectly or constructively, 10% or more of the total voting power or value of all of our outstanding stock;

•	persons that hold the ADSs through a financial account maintained by a non-U.S. financial institution;

•	persons that acquired the ADSs pursuant to the exercise of employee stock options or otherwise as compensation; or

•	persons owning the ADSs in connection with a trade or business conducted outside the United States.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of the ADSs and is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns the ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning the ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the ADSs.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF THE ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS, INCLUDING THE TREATY, AND POSSIBLE CHANGES IN TAX LAW.

ADSs

Generally, U.S. Holders of ADSs should be treated for U.S. federal income tax purposes as holding the shares represented by the ADSs and the following discussion assumes that such treatment will be respected. As a result, no gain or loss should be recognized upon an exchange of shares for ADSs or an exchange of ADSs for shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the U.S. Holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holder of an ADS and us.

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property paid with respect to the ADSs (including any amounts withheld in respect of Mexican taxes), will generally be included in a U.S. Holder’s gross income as dividend income on the date actually or constructively received to the extent such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in the ADSs (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held the ADSs for more than one year as of the time such distribution is actually or constructively received. Because we do not prepare calculations of our earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends, and taxable at ordinary income tax rates.

Dividends on ADSs generally will not be eligible for the dividends-received deduction generally available to U.S. corporations with respect to dividends received from other U.S. corporations. With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) the company is eligible for the benefits of the Treaty, (ii) the company is not a passive foreign investment company, or PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) for its taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period and other requirements are met.

A U.S. Holder that is eligible for the benefits of the Treaty may be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or to a deduction, if elected, in computing its U.S. federal taxable income, for non-refundable Mexican income taxes withheld from dividends at a rate not exceeding the rate provided in the Treaty (if applicable). For purposes of the foreign tax credit limitation, dividends paid by the company generally will constitute foreign-source income in the “passive category income” basket. However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders should consult their tax advisors concerning their availability in their particular circumstances.

Sale or Other Taxable Disposition of the ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes on the sale, exchange or other taxable disposition (including a redemption) of the ADSs in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ADSs disposed of. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs exceeds one year. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s adjusted tax basis in the ADSs generally will equal the cost of such ADSs, reduced (but not below zero) by the amount, if any, of distributions in excess of our current and accumulated earnings and profits, and the amount realized on a sale, exchange or other taxable disposition of the ADSs will be the amount received determined on the date of disposition.

Mexican taxes (if any) imposed on the sale or other disposition of the ADSs will generally not be creditable for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the U.S. federal income tax consequences of any Mexican taxes imposed on the sale or the disposition of the ADSs, including whether such taxes would be deductible or reduce the amount realized in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which (a) 75% or more of its gross income is “passive income,” or the income test, or (b) 50% or more of its assets by value either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets, or the asset test. For purposes of the calculations described above, if the company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the company will be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly a proportionate share of the income of such other corporation.

Based on the nature of our business, the composition of our income and assets and the value of our assets, we do not believe that we were a PFIC for the 2025 taxable year or expect that we will be a PFIC for our current taxable year or in the foreseeable future. However, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and the company’s PFIC status for each taxable year will depend on facts, including the composition of company’s income and assets and the value of company’s assets (which may be determined in part by reference to the market value of the ADSs) at such time, there can be no assurance that the company will not be a PFIC for the current or any future taxable year. If the company is a PFIC for any taxable year during which a U.S. Holder holds the ADSs and any of the company’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of the company’s subsidiaries.

Generally, if the company is a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such ADSs. The amounts allocated to the taxable year of disposition and to years before the company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the ADSs exceeds 125% of the average of the annual distributions on such ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments of the ADSs if the company was a PFIC.

If the company was a PFIC for any year during which a U.S. Holder owned the ADSs, the company would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held the ADSs, even if the company ceased to meet the threshold requirements for PFIC status.

If a U.S. Holder owns the ADSs during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.

U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from a sale, exchange or other taxable disposition (including a redemption) of the ADSs that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient, and if required, demonstrates that fact. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding in the manner required.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the ADSs by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “specified foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold the ADSs, subject to certain exceptions (including an exception for the ADSs held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership, and disposition of the ADSs.

Mexican Taxation

General

The following summary of certain Mexican federal income tax consequences of the purchase, ownership and disposition of the ADSs, is based upon the federal tax laws of Mexico as in effect on the date of this annual report, which are subject to change. Prospective purchasers of the ADSs are encouraged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of the ADSs, including, in particular, the effect of any foreign, state or municipal tax laws.

This summary is based upon the Mexican federal income tax laws and administrative rules in effect on the date of this annual report, which are subject to change and does not describe any tax consequences arising under the laws of any country, state or municipality, other than the federal laws of Mexico.

This summary is not a comprehensive discussion of all the tax considerations that may be relevant to a particular prospective purchaser’s decision to purchase, hold, or dispose of the ADSs. In particular, this summary is directed only to non-Mexican holders that hold the ADSs and does not address tax consequences to holders that are regarded as residents of Mexico for tax purposes, or holders who may be subject to special tax rules, such as tax exempt entities, entities or arrangements that are treated as disregarded for Mexican or other jurisdictions’ income tax purposes, persons or related persons under the LMV that own or are treated as owning, 10% or more of our stock, or control of our company. Moreover, this summary does not address the applicable tax treatment in Mexico for transactions that are not conducted on a recognized securities market, as defined in the Mexican Federal Fiscal Code.

Holders of the ADSs are encouraged to consult their own tax advisors as to their entitlement to the benefits, if any, afforded by the U.S.-Mexico Tax Treaty.

Mexico has also entered into several other tax treaties for the avoidance of double taxation with other countries, that are in full force and effect, that may have an impact on the tax treatment of the purchase, ownership and disposition of the ADSs. Prospective purchasers of the ADSs are encouraged to consult their own tax advisors as to the tax implications, if any, that any such treaties in effect may have on the tax treatment of the purchase, ownership and disposition of the ADSs.

The Mexican Federal Income Tax Law provides that for a non-Mexican resident holder to be entitled to the benefits under a tax treaty that Mexico has in effect, it is necessary for such non-Mexican resident holder to meet the procedural requirements established in such law and the applicable tax treaty.

For purposes of this summary, an “International Holder” is a holder of the ADSs that (i) is not a resident of Mexico under Mexican law or tax treaties that Mexico has in force, or (ii) is not a non-Mexican resident with a permanent establishment in Mexico for tax purposes to which income is attributable.

For purposes of Mexican taxation, an individual is a resident of Mexico for tax purposes if such individual has established his permanent residence in Mexico, unless such individual also has a permanent residence in a different jurisdiction, in which case such individual shall only be considered a resident of Mexico for tax purposes if his center of vital interests (centro de intereses vitales) is located in Mexico. Mexican law considers an individual to have his center of vital interests in Mexico if (i) more than 50% of his income results from Mexican source, or (ii) his principal center of professional activities is located in Mexico, among other circumstances. An individual will also be considered a resident of Mexico if such individual is a state employee, regardless of the location of such person’s center of vital interests. Mexican nationals who file a change of tax residence to a jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which his income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, shall be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years. Unless otherwise proven, a Mexican national is considered a Mexican resident for tax purpose.

A legal entity is a resident of Mexico, if it maintains the principal administration of its business or the effective place of management in Mexico. The main administration of a business or the effective place of management is deemed to exist in Mexico if the individual or individuals having the authority to decide or make the decisions of control, management, operation or administration, are located in Mexico. Mexico has entered into several tax treaties with specific “tie-breaker” rules to determine if a given taxpayer shall be considered as resident in Mexico or any other applicable jurisdiction. As a result, it is recommended that each investor confirms the tax implications for each particular case to determine the specific applicable treaty benefits for tax residence purposes.

A permanent establishment in Mexico shall be considered to be any place of business in which business activities are conducted by a non-Mexican resident, either in whole or in part, or independent personal services are provided in Mexican territory or if a non-resident is acting through a dependent agent (i.e., executing contracts on behalf of the non resident company or playing the principal role leading to the conclusion of contracts within Mexican territory) or an independent agent acting out of its ordinary course of business. In such case, the relevant non-Mexican resident shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican law. Mexico has been modifying the Mexican Income Tax Law to strengthen the permanent establishment concept following the most recent developments in the Organization for Economic Cooperation and Development, in light of the BEPS initiative. However, Mexico has several tax treaties with other countries whereby the permanent exposure for a foreign resident can be limited to the specific cases established in the treaty (following a most restrictive approach) and therefore, we suggest to confirm the tax implications for each particular case to be sure about the specific applicable treaty benefits to limit the permanent establishment potential implications.

Non-Mexican residents, such as the International Holders, are only required to pay Mexican taxes when they receive income, whether in cash, goods, services, or credit, that has a Mexican source of wealth (that is, income that is economically connected to Mexico). For Mexican shares, or securities that solely represent such shares, a Mexican source of wealth exists in either of the following two situations: (i) the company that issued the shares is a Mexican resident (meaning it is incorporated or operates in Mexico); or (ii) more than 50% of the book value (the accounting value recorded in the company’s financial statements) of the shares or securities comes, directly or indirectly, from real estate located in Mexico.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws. This description assumes that you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out about those procedures.

ADSs

In accordance with provisions of the current Mexican Miscellaneous Tax Regulations, ADSs would be regarded as securities that exclusively represent the shares, which are expected to be registered in the RNV maintained by the CNBV and listed on the BMV on or before the closing of this offering registry; therefore, ADSs should be treated as placed among the investing public for purposes of applicable Mexican tax laws and regulations (“colocadas entre el gran público inversionista”).

Dividends

Under the provisions of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), dividends paid to International Holders with respect to ADSs, would be subject to Mexican withholding income tax at the rate of 10%. Withholding taxes would be computed on the peso denominated amount distributed as a dividend.

Dividends paid by us from distributable earnings that have not been subject to Mexican corporate income tax, are subject to a tax at the corporate level payable by us (and not by shareholders). This corporate tax on the distribution of earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to those earnings, are not subject to this corporate tax.

Disposition of the ADSs

According to the Mexican Miscellaneous Tax Regulations currently in force, the sale or disposition of the ADSs by an International Holder would not be subject to any Mexican income tax, provided that (i) the shares underlying the ADSs are registered in the RNV prior to the sale or disposition of the ADSs, (ii) the transaction is carried out through recognized securities markets, such as NYSE, and (iii) the holder is a tax resident of a country with which Mexico has in force a treaty for the avoidance of double taxation.

Joint and several liability

The Mexican government approved and published in the Mexican Federal Official Gazette a tax legislation pursuant to which since January 1, 2022, Mexican resident companies may be joint and severally liable for the taxes triggered by non-Mexican tax residents arising from sale or disposition, to a non-Mexican tax resident, of shares or securities representing property of assets, issued by such Mexican resident companies, if the relevant Mexican resident company fails to provide certain information in respect of dispositions of such securities occurring between non-Mexican residents to the Mexican tax authorities, and the non-Mexican resident fails to comply with the obligation to pay the relevant tax in Mexico, if any. Mexican Miscellaneous Tax Regulations have further regulated that companies with securities registered with the RNV are permitted to comply with such reporting requirement, by reporting dispositions that are required to be reflected in their annual report filed with the CNBV and the Mexican licensed stock exchanges. Given the mechanisms and procedures inherent to stock exchanges, including the volume of trading under the NYSE, Mexican companies, including us, are likely to have a practical impossibility to identify and track dispositions of the ADSs held by our investors, irrespective of their place of residence. Therefore, if the non-Mexican resident fails to pay taxes triggered on the sale and we fail to provide the aforementioned information, the tax authorities may assess a joint and several liability to us for any unpaid taxes arising from the disposition or sale of the ADSs conducted by non-Mexican residents where certain requirements established in the Mexican Income Tax Law, its regulations and administrative rules issued by the Mexican tax authorities are not complied with for such sale or disposition of ADSs to be exempt in Mexico.

Other Mexican Taxes

There are currently no Mexican gift, stamp, registration or similar taxes applicable to the purchase, ownership or disposition of ADSs by an International Holder. However, gratuitous transfers, including inheritance, of the ADSs, may result in the imposition of a Mexican federal income tax upon the recipient in certain circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at www.sec.gov, from which you can electronically access all filings that we make electronically with the SEC.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year. We also intend to furnish with the SEC reports on Form 6-K containing unaudited quarterly financial information. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements. Additionally, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting provisions contained there.

We will provide the depositary with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared according to IFRS.

You may request a copy of our SEC filings, at no cost, by contacting us at the number or address specified below.

Avenida Paseo de la Reforma 243, 25th floor

Col. Cuauhtémoc, Cuauhtémoc, 06500

Mexico City

United Mexican States

Email:

aminvestorrelations@aeromexico.com

Tel: +52 (55) 9132 4000

I.	Subsidiary Information

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

General

We are exposed to financial risks that are common in the industry, particularly risks related to credit availability and liquidity, and market risks relating to fluctuations in the value of external indicators, such as foreign currency exchange rates, the price of jet fuel and prevailing interest rates. Changes in these external indicators may adversely affect the value of our financial assets and liabilities or our future cash flow and income. In light of these risks, we have policies and procedures designed to evaluate the related risks and to approve and monitor transactions that expose us to market risks. For additional information relating to our sensitivity to market fluctuations, see Note 28 to our audited consolidated financial statements included in this annual report.

Credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from our receivables from customers and investment securities. Recorded financial assets and liabilities from contracts represent the maximum credit exposure. Evaluation of the expected credit loss from individual clients is stated at January 1 and December 31. We use an allowance matrix to measure the expected credit loss of trade receivable from individual customers, which comprise a very large number of small balances.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or other financial assets. Our approach to managing liquidity is designed to ensure that we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. We monitor our cash flow requirements on a constant basis.

Foreign currency risk

Foreign exchange risk is originated when we perform transactions and maintain monetary assets and liabilities in currencies that are different from our functional currency. Most of our exposure is associated to fluctuations in other currencies, mainly pesos. Considering our methodology for translating monetary assets and liabilities denominated in foreign currencies to our functional currency, in 2025, 2024 and 2023, 40%, 40% and 36%, respectively, of our expenses and 5%, 4% and 2%, respectively, of our revenues were denominated in currencies other than the dollar. Regarding our passenger revenues, we record the air traffic liability by translating to our functional currency the tickets sold at the different foreign exchange rates at the dates of the original ticket sale.

Jet fuel price fluctuations

The main market risk associated with our industry is the variation in fuel prices. We mitigate this risk through derivative instrument contracts, usually options and combination of options. In addition, depending on market conditions, we apply fare increases or fuel surcharges to airplane tickets in order to partially mitigate the impact of higher fuel prices.

Fluctuations in jet fuel prices largely depend on local or worldwide economic and political conditions. Among these conditions are the global supply and demand for oil, decisions taken by OPEC, global refining capacity, stock levels of crude oil, weather and geopolitical factors. For more information about the risks related to jet fuel availability and price variations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are highly impacted by volatility in the price and availability of jet fuel” and “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Factors affecting our results of operations—Jet fuel prices.” From time-to-time, we selectively use derivative financial instruments, mainly call and call spread options such as the Jet Fuel 54 Asian call options, to hedge exposure to movements in the price of aviation fuel. At inception, options are recorded in the consolidated statements of financial position as assets and/or liabilities, according to their fair value. These financial instruments comply with the requirements established in IFRS-9 Financial Instruments in a qualifying hedging relationship; therefore, during their useful life, the options are valued at fair value and their effects are recorded through other comprehensive income for the year. We believe these instruments allow us to obtain hedge protection against sudden and significant increases in jet fuel prices, while simultaneously ensuring that we are not subject to competitive disadvantage in the event of a substantial decrease in the price of aviation fuel. Hedging is conducted in accordance with our jet fuel hedging policy, which is approved by our board. Currently, the policy states that a target of between 40% and 60% of the estimated fuel consumption out to 12 to 18 months may be hedged, with any hedging outside these parameters requiring approval by the executive committee. The executive committee in its periodical meetings supervises the strict adherence to the policy and monitors the performance of the hedging portfolio. We have paused our fuel hedging activity since 2020.

Because we use derivative financial instruments to reduce our risk exposure to the different risk factors, all of the options and call spreads used have a net paid premium, which means that the maximum loss that we could incur is limited to the premium paid, facing no additional obligations.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects tends to move long-term rates upward while a drop tends to be associated with periods of slow economic growth. We mitigate interest risk by managing the proportion of our floating and fixed rate debt. As December 31, 2025, 2024 and 2023, 100%, 96% and 80%, respectively, of our financial debt was subject to fixed-rate contracts.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement), converting foreign currency to dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Material Modifications to the Rights of any Class of Registered Securities

None.

Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities

None.

Changes in the Trustee or Paying Agents for any Registered Securities

None.

Use of Proceeds

The effective date of the registration statement of our IPO of common shares (File No. 333-279379) was October 17, 2025. The offering commenced on October 17, 2025, and was closed on November 5, 2025. The underwriters included Barclays, Morgan Stanley, J.P. Morgan, Evercore ISI, Apollo Global Securities, Citigroup, Deutsche Bank Securities, Goldman Sachs & Co. LLC, BNP PARIBAS, BTG Pactual, Santander. We registered 199,736,808 common shares and granted the underwriters a 30-day over-allotment option to purchase up to 21,710,500 common shares. The over-allotment option was partially exercised on December 9, 2025.

We received net proceeds of approximately $165.6 million from the global offering after deducting estimated underwriting discounts, commissions and other offering expenses payable by us. We intend to use the net proceeds from the offering and the private placement for general corporate purposes, which may include:

•	the expansion of our fleet;

•	investment in customer experience infrastructure; and

•	fleet maintenance obligations.

Our management will retain broad discretion over the use of proceeds, and we may ultimately use the proceeds for different purposes than we currently intend. Pending any specific application, we may invest the net proceeds of the primary portion of the global offering and the private placement in cash, cash equivalents or marketable securities.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures.

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In 2023, we identified a material weakness related to deficiencies in the authorization of journal entries in our Oracle Enterprise Resources Planning, or ERP system, whereby there was no segregation of duties for creation and posting of such entries. This deficiency created risks of override and could have resulted in material errors going unnoticed or unauthorized transactions being processed and has since been remediated.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting (under Rules 13a-15(c) and 15d-15(c) under the Exchange Act) due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting, except as noted below.

Prior Remediation of Material Weakness

As mentioned above, in 2023, a material weakness was identified, related to deficiencies in the authorization of journal entries associated with the segregation of duties for the creation and posting of such entries within our Enterprise Resource Planning (ERP) system. This deficiency created risks of override and could have resulted in material errors going unnoticed or unauthorized transactions being processed.

During 2025, we implemented corrective measures, including the design, validation, and testing of an automated approval workflow integrated into the ERP system, as well as ongoing monitoring and sampling procedures to ensure compliance with control requirements. While efforts to enhance and refine internal controls associated with this matter continue, management believes that the material weakness has been remediated and no longer exists. Accordingly, management has concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Luis de la Calle Pardo is an audit committee financial expert as defined by the SEC rules and independent. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B. CODE OF ETHICS

Code of Conduct

We have a code of ethics meeting the standards of a “code of ethics” as defined in Item 16B of Form 20-F applicable to our executive officers, including our chief executive officer, chief financial officer and controller, or other persons performing similar functions in the Company. This code of ethics is available on our website, and waivers or amendments of the code of ethics will be disclosed on our website in accordance with SEC requirements within four business days following the date of such waiver or amendment.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2025	2024
	(in thousands of U.S. dollars)
Audit fees(1)	$2,996	$2,211
Audit-related fees(2)	78	42
Tax fees(3)	23	15
All other fees(4)	319	127

Total	$3,416	$2,395

(1)

“Audit fees” are the aggregate fees billed by our Independent Registered Public Accounting Firm for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC.

(2)

“Audit-related fees” are fees charged by our Independent Registered Public Accounting Firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category includes fees billed for due diligence reviews in connection with potential acquisitions and business combinations and certain attestation services.

(3)

“Tax fees” relates to professional services rendered by our Independent Registered Public Accounting Firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” are fees charged by our Independent Registered Public Accounting Firm in connection with services rendered other than audit, audit-related and tax services.

We have procedures for the review and pre-approval of any services performed by KPMG Cárdenas Dosal, S.C. The procedures require that all proposed engagements of KPMG Cárdenas Dosal, S.C. for audit and non-audit services are submitted to the Board of Directors for approval, with the favorable opinion of the Audit Committee prior to the beginning of any such services.

Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalogue of specific audit and non-audit services that may be performed by our independent accountants. The audit committee has delegated authority to the audit committee chairman to pre-approve any non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Exemptions

We are considered a “foreign private issuer” under the securities laws of the United States and the NYSE’s listing rules. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than United States domiciled issuers. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE’s listing rules.

Under the NYSE’s listing rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, for example, the NYSE permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of the NYSE. Accordingly, our shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of the NYSE’s corporate governance requirements. This “foreign private issuer” exemption will permit us to follow home country corporate governance practices or requirements instead of certain NYSE’s listing requirements, including the following:

•

We rely on an exemption from the requirement that a majority of our board be composed of independent directors under the NYSE’s listing rules. For the requirements applicable to us under the LMV and our bylaws, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

•

We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under the NYSE’s listing rules. The LMV and our bylaws do not require the independent directors of a Mexican company to have such executive sessions.

•

We rely on an exemption from the requirement that our audit committee meet certain governance requirements under the NYSE’s listing rules. The LMV and our bylaws require that we have an audit committee of at least three members, all of whom must be independent under LMV standards. In accordance with our bylaws, among other things, the audit committee oversees the quality and integrity of our financial statements, including the oversight of our accounting and financial reporting processes and the financial statement audits and our engagement of our external auditors. We currently comply with these LMV requirements, and all members of our audit committee are independent under Rule 10A-3 under the Exchange Act.

•

We rely on an exemption from the requirement that we maintain a compensation committee of which all of the members are independent under the NYSE’s listing rules. In accordance with the LMV, we are not required to have a compensation committee. However, we maintain a nomination and compensation committee in accordance with our bylaws, which has the responsibilities described above under “Management—Committees of our Board of Directors—Nomination and Compensation Committee.” Pursuant to our bylaws, our nomination and compensation committee must be composed of at least three members and no more than seven members of our board of directors, none of whom is required to be independent. Our nomination and compensation committee is currently composed of five members.

•

We rely on an exemption from the requirement that we maintain a nominating and governance committee of which all of the members are independent, under the NYSE’s listing rules. In accordance with the LMV, we are not required to have a nominating committee. However, we maintain an audit and corporate governance committee and a nomination and compensation committee, which in accordance with our bylaws, have the responsibilities described above under “Management—Committees of our Board of Directors—Audit and Corporate Governance Committee” and “Management—Committees of our Board of Directors—Nomination and Compensation Committee,” respectively. Pursuant to our bylaws, our nomination and compensation committee must be composed of at least three members and no more than seven members of our board of directors, none of whom is required to be independent. Our nomination and compensation committee is currently composed of five members.

•

We rely on an exemption from the requirement that we adopt one or more codes of ethics applicable to all directors, officers and employees, that such code of ethics provide an enforcement mechanism and that disclosure of any waiver and the reasons for such waiver for directors or executive officers be made pursuant to the NYSE’s listing rules. In accordance with our bylaws, we are not required to have such codes of ethics. However, we have adopted a code of conduct, which is applicable to, among others, directors, collaborators and other personnel, as described above under “Management—Code of Conduct.” Although this code of conduct does not meet the standard of the NYSE’s listing rules, it meets the standard of “code of ethics” as defined in Item 16B of Form 20-F of the SEC, and any waivers or amendments as they apply to our chief executive officer, chief financial officer or other persons performing similar functions will be disclosed on our website in accordance with the SEC requirements.

•

We rely on an exemption from the requirement for adopting corporate governance guidelines pursuant to the NYSE’s listing rules. In accordance with the LMV, we are not required to disclose corporate governance guidelines. However, we have adopted and included in our bylaws certain governance guidelines covering corporate governance topics such as related party transactions, communication with and equal treatment for our shareholders, and public offerings.

•

We rely on an exemption from the requirement for obtaining shareholder approval for certain dilutive issuances and the establishment of our material amendment to an equity compensation plan pursuant to the NYSE’s listing rules. In accordance with the LMV, shareholder approval is not expressly required in these cases. However, pursuant to our bylaws, directors’ compensation plans are subject to shareholders’ approval upon recommendation from our nomination and compensation committee. Mexican law and our bylaws require shareholder approval for any share issuance. Under the LMV, the issuance of shares is subject to preemptive rights, except in the event of a public offering.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
We have adopted an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities by directors of the Company and the Covered Persons (as defined in the policy) that is reasonably designed to promote compliance with Mexican and US insider trading laws, rules and regulations, and the listing requirements of the Mexican Stock Exchange and New York Stock Exchange. A copy of our insider trading policy is attached as Exhibit 11.1 to this annual report.

ITEM	16K. CYBERSECURITY
Risk management and strategy
We prioritize the management of cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. We maintain a structured, risk-based approach to cybersecurity management and information protection aligned with international best practices such as ISO/IEC 27001, ISO 31000 and NIST Cybersecurity Framework. Cybersecurity risk management is integrated into the Information Security Management System, or ISMS, and the corporate Enterprise Risk Management, or ERM, framework, ensuring methodological consistency and strategic level oversight.
Our processes for the identification, analysis, evaluation and treatment of risks arising from cyber threats are systematic and documented, taking into account the potential impact on confidentiality, integrity, and availability of information. Technical, administrative and organizational
controls are implemented based on risk assessments, prioritization of critical assets, and continuous evaluation of the evolving threat landscape.
Our technological infrastructure is periodically reinforced through the implementation of security controls, patch management, continuous monitoring, vulnerability assessments and security testing. In addition, formal detection, response and recovery capabilities are maintained to reduce the attack surface, enhance operational resilience, and ensure business continuity. This comprehensive approach enables continuous improvement of the control environment, mitigating emerging risks while ensuring regulatory compliance and the protection of the organization’s strategic information assets.
Our privacy and cybersecurity policies encompass governance framework for comprehensive incident management, response procedures, information protection and vendor management, which ensures a systematic and risk-based approach. Since 2017, we have a formal cybersecurity program which has been continuously developed based on international standards and methodologies and is consolidated within an ISMS aligned with and certified under ISO/IEC 27001.
We have implemented policies, controls and procedures designed to align with security best practices, including risk management, information classification, multi-factor authentication, or MFA, based access control, vulnerability management and incident response. Our methodology incorporates continuous improvement cycles that include both internal and external audits, as well as periodic assessments of the evolving threat landscape.
With respect to third party service providers, we obligate our vendors to adhere to privacy and cybersecurity measures, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access. We apply a formal third-party risk categorization model based on a risk-based approach, under which vendors are classified according to their level of operational criticality and the inherent risk they pose to information security and business continuity. This assessment considers factors such as the type and volume of data to which they have access (including personal data or sensitive information), their level of connectivity to our systems, and the operational dependency associated with the services provided.
Based on these criteria, third parties are segmented into categories (critical, medium, or low), which helps determine the level of due diligence required, contractual security controls, certification requirements (such as ISO 27001 or PCI DSS), frequency of assessments, ongoing monitoring, and required remediation plans. This framework enables the organization to prioritize oversight resources, mitigate third-party risks proportionately, and ensure the integration of vendor risk within the broader enterprise risk management framework.
Additionally, we maintain formal processes to oversee, assess, and identify cybersecurity risks associated with service providers. Third-party risk management is conducted through pre-engagement
risk assessments, security contractual clauses, compliance reviews, and continuous monitoring of critical services. Service providers are required to maintain security controls equivalent to the standards mandated by the organization and ISO/IEC 27001.

Our cybersecurity policies aim to:

•	reduce our vulnerabilities and risks associated with personal and confidential information and assets;

•	increase visibility and improve monitoring over threats associated with confidentiality, availability and integrity of our digital ecosystem; and

•	increase our incident response and resilience capacity to preserve business continuity.
As a part of this effort, in 2022, we entered into an agreement with SCITUM, S.A. de C.V. who provides specialized cybersecurity services, including supervision, prevention, detection, investigation and response to possible threats through a security center of operations. Our cybersecurity program is based on international standards to execute and maintain established practices for the benefit of our customers and suppliers.
In order to help develop these policies and procedures, we also monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business. We are subject to privacy and data security laws, regulation and rules of different jurisdictions, including Mexico, the European Union, the United States, the United Kingdom, Peru and Colombia and violations of privacy and data security laws, regulations and rules could subject us to litigation, regulatory enforcement, investigations or other legal action, carrying the potential for substantial damages, fines, sanctions or other penalties, injunctive relief requiring costly compliance measures, and reputational damage. See “Item 3. Key Information
—
D. Risk Factors
—
Risks Related to Our Business
—
Actual or perceived failures to comply with applicable privacy and data security laws, regulations, rules, industry standards and other obligations could adversely affect our business, operating results, financial condition and reputation.” As a result, we have the need to regularly monitor and update our IT infrastructure and privacy and data security programs, particularly our procedures to obtaining, safeguarding, transferring, eliminating and otherwise processing personal information and other confidential data, which may be costly. We endeavor to frequently update and reinforce our privacy notices and contracts that involve personal data, in order to comply with the specific legal requirements applicable to us.
Malicious software, malicious actors, employee or vendor misconduct, and other external threats could expose our information systems and those of our service providers to security breaches, cybersecurity incidents or other operational disruptions, any of which could materially and adversely affect our business. For more information, see “Item 3. Key Information
—
D. Risk Factors
—
Risks Related to Our Business
—
Our business relies on technology and automated systems, many of which are operated by third parties, and any failure of these technologies or systems could materially and adversely affect our business.”
We are not aware that we have experienced a material cybersecurity incident during 2025. In particular, no impact has been identified to proprietary, financial, sensitive or customer-related information, including reservations, itineraries, or flight data.
As part of our commitment to information security, we have strengthened surveillance measures and continuous monitoring of our technology platforms by implementing stricter access controls and advanced early-detection mechanisms for anomalous activities. Additionally, we maintain close collaboration with the aviation industry in the exchange of intelligence and threat information, enabling us to more effectively anticipate and mitigate current threats while safeguarding our passengers’ information and travel experience.
However, the sophistication and frequency of cybersecurity threats continue to increase, including through the use of artificial intelligence by malicious actors. Accordingly, the controls and preventive measures we implemented to mitigate cybersecurity risks and protect our systems, including periodic testing or our cybersecurity incident response plan, may prove to be insufficient against emerging threats or advanced attack vectors. In addition, the adoption of new technologies aimed at improving operational efficiency, including our use of artificial intelligence, may further increase the complexity of our IT environment and expand our exposure to cybersecurity risks. If not properly managed, such risks could result in operational disruptions, loss of sensitive information, regulatory exposure or reputational harm.

Governance
We continuously focus on reinforcing our critical business processes and prioritizing operational redundancy to increase the quality and safety of our services to our customers, particularly in regards to personal information. As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including Board oversight, executive commitment and employee training. Our audit committee, comprised of independent directors from our Board, together with our risk committee and IT risk manager, oversees the Board’s responsibilities relating to the operational (including information technology (IT) risks, business continuity and data security) risk affairs of the Company. The risk committee’s primary responsibilities include:

•	ensuring that established processes are aligned with the ERM methodology to identify, assess, and mitigate cybersecurity risks;

•	monitoring the effectiveness of internal controls related to information security, cybersecurity, and data protection; and

•	receiving periodic reports from the IT risk manager regarding the management and monitoring of identified critical risks.
Our audit committee is informed of such risks through quarterly reports presented by our chief information security officer, or CISO, as part of a formal reporting and oversight process. This process includes the presentation of cybersecurity risk assessments, monitoring of identified critical risks, updates on the status of mitigation plans, the results of internal and external security assessments and audits, as well as notification of significant incidents. The CISO reports directly to senior management and provides periodic and ad hoc updates to the audit committee, including prompt notification of material cybersecurity incidents, thereby ensuring that the committee remains informed of significant developments and response actions.
Our CISO
,
who has been a
chief information security officer
for eight years and has extensive experience in cybersecurity, technology risk management, data protection, and information security governance. The CISO’s background includes the implementation and certification of international frameworks such as ISO/IEC 27001, the adoption of standards including NIST and PCI DSS, the management of security incidents, oversight of business continuity programs, and the execution of enterprise-level risk assessments. The CISO also has experience leading multidisciplinary teams, engaging with senior management, and working closely with the legal and compliance department and the privacy officer, integrating cybersecurity as a strategic component of enterprise risk management. Additionally, he actively promotes training, education, and awareness programs on information security, strengthening the organization’s security culture and reducing risks associated with the human factor. Our CISO oversees the implementation and compliance of our information security standards and mitigation of information security related risks. Currently, as a Company, we have a service level 1 certification from PCI DSS v.4.1, which concerns the payment card industry, and ISO 27001: 2022 certification since December 2023. Our main initiatives under our crisis management plan are based on the ISO 27001 domain security controls and the frameworks of the National Institute of Standards and Technology at the U.S. Department of Commerce, or NIST frameworks. Our plan includes a recurrent technology scouting stand, which encompasses security layers, including vulnerability management, forensics, product security, data classification and threat intelligence. In addition, we are members of the Aviation Information Sharing & Analysis Center, or the
A-ISAC,
since 2017, and have participated in regional initiatives, such as workshops, events and intelligence sharing. Our management level committees and cybersecurity incident team support our processes to assess and manage cybersecurity risks, as discussed below.
The data protection committee, a management level committee, is chaired by our CISO and is responsible at the management level for assessing and managing cybersecurity and data protection risks, including oversight of compliance works in close coordination with our legal and compliance department, the privacy officer, and the general counsel to ensure that data protection and cybersecurity risks are appropriately identified, assessed and mitigated in accordance with applicable legal and regulatory requirements. Together, they deliberate and make decisions on matters related to the collection, use, processing, transfer, retention and safeguarding of personal information. This internal body deliberates and makes decisions on matters related to the use of personal information based on our obligations under applicable laws.
In addition, the crisis incident management response team, which includes senior executives from across the Company, is responsible for the operational management of cybersecurity incidents, including detection containment, investigation, remediation and escalation of material events to senior management and, when appropriate, to the executive committee. The crisis incident man age
ment team is responsible for assessing and managing cybersecurity risks at the operational level.

Our data protection committee and our crisis incident management response team provide summary reports with respect to their activities to our CISO. Our CISO consolidates and reports such information to our audit committee or risk committee, as appropriate.
Members of management and relevant management-level
committees
are informed of cyb
erse
curity matters thr
oug
h a structured i
ncide
nt management and reporting framework. This framework includes continuous security monitoring by the information security function, real-time alerting protocols for potential incidents, and defined escalation procedures based on severity and potential impact. The crisis incident management response team receives timely updates regarding the prevention, detection, containment, mitigation, and remediation of cybersecurity incidents, including root cause analyses and corrective action plans, natural disasters and business outages. Management also reviews post-incident reports and lessons learned to enhance controls, strengthen preventive measures, and improve overall incident response capabilities. The crisis incident management response team also conducts quarterly assessments of its communication plan to ensure that its members can be promptly alerted in the event of a crisis and convene to discuss response options.
At the employee level, we maintain an experienced information technology team who are tasked with implementing our privacy and cybersecurity program and support the CISO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek
to promote awareness of cybersecurity risk through communication and education of our employee population.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

We hereby file, as exhibits to this annual report, those exhibits listed on the index below and immediately preceding the signature page hereto. Pursuant to Instruction 2(b)(i) of Form 20-F, the Company is not required to file as exhibits to this annual report certain long-term debt instruments (including indentures) under which the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

Exhibit Number	Description

1.1

Amended and Restated Bylaws of Grupo Aeroméxico, S.A.B. de C.V. (incorporated herein by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

2.1*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

2.2

Form of the Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

2.3

Form of American Depositary Receipt (included in Exhibit 2.2) (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

2.4

Indenture, dated as of November 14, 2024, among Grupo Aeroméxico, S.A.B. de C.V., as issuer, the Guarantors Party thereto, The Bank of New York Mellon, as trustee, registrar, transfer agent and principal paying agent, and UMB Bank National Association, as collateral agent (incorporated herein by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

2.5

Form of 8.250% Senior Secured Notes due 2029 and Form of 8.625% Senior Secured Notes due 2031 (included in Exhibit 2.4) (incorporated herein by reference to Exhibit 4.5 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.1

Concession Title, dated March 16, 2000, granted to Aerovías de México, S.A. de C.V. by the Ministry of Infrastructure, Communications and Transportation (Secretaría de Infrastructura, Comunicaciones y Transportes) (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.2

Concession Title, dated October 24, 2000, granted to Aerolitoral, S.A. de C.V. by the Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes) (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.3†#

Airport Services Agreement, dated November 30, 2023, between Aerovías de México, S.A. de C.V. and Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. (English translation) (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.4†#

Airport Services Agreement, dated November 30, 2023, between Aerolitoral, S.A. de C.V. and Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. (English translation) (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.5#

Non-Possessory Pledge Agreement, dated as of November 14, 2024, among Grupo Aeroméxico, S.A.B. de C.V., Aerovías de México, S.A. de C.V., Aerolitoral, S.A. de C.V., PLM Premier, S.A.P.I. de C.V. and Aerovías Empresa Cargo, S.A. de C.V., as pledgors, and UMB Bank, National Association, as pledgee (English translation). (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.6#

Non-Possessory Pledge Agreement over GSE Trust Rights, dated as of November 14, 2024, among Aerovías de México, S.A. de C.V. and Aerolitoral, S.A. de C.V., as pledgors, and UMB Bank, National Association, as pledgee (English translation) (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.7#

Mexican Share Pledge Agreement, dated as of November 14, 2024, among Grupo Aeroméxico, S.A.B. de C.V., Aerovías de México, S.A. de C.V., Aerolitoral, S.A. de C.V. and Servicios Corporativos Aeroméxico, S.A. de C.V., as pledgors and UMB Bank, National Association, as pledgee (English translation) (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.8#

Non-Possessory Aircraft Pledge Agreement, dated as of November 14, 2024, among Aerovías de México, S.A. de C.V. and Aerolitoral, S.A. de C.V., as pledgors, and UMB Bank, National Association, as pledgee (English translation) (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.9†

Short Form of Pledge and Security Agreement, dated as of November 14, 2024, among Grupo Aeroméxico, S.A.B. de C.V. and certain of its affiliates, as pledgors, and UMB Bank, National Association, as pledgee (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.10†#

Revolving Loan Agreement, dated as of August 26, 2024, among Aerovías de México, S.A. de C.V.; BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as Sole Bookrunner and Lead Arranger; certain initial lenders; Grupo Aeroméxico, S.A.B. de C.V. and Aerolitoral, S.A. de C.V., as Guarantors and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as Administrative Agent (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-279379), filed with the SEC on October 17, 2025).

4.11‡

Compensation Plan of Aerovías de México, S.A. (contained within Irrevocable Trust Administration Contract No. F/00031) (English translation) (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-294354), filed with the SEC on March 16, 2026).

8.1*	List of subsidiaries of the Registrant.

11.1*	Insider Trading Policy.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer.

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer.

15.1*	Consent of KPMG Cárdenas Dosal, S.C., independent registered accountants for Grupo Aeroméxico S.A.B. de C.V.

97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation.

101*	Inline Interactive Data File (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).
#

The Registrant has redacted provisions or terms of this exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the exhibit have been redacted, this exhibit includes a prominent statement on the first page of the exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the Registrant treats as private or confidential. The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

*	Filed herewith.
**	Furnished herewith.
‡	Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroméxico, S.A.B. de C.V.

April 30, 2026	By:	/s/ Andrés Conesa Labastida
Name: Andrés Conesa Labastida
Title: Chief Executive Officer

Grupo Aeroméxico, S. A. B. de C. V.
and subsidiaries
Consolidated financial statements
December 31, 2025, 2024 and 2023
(With the Report of Independent Registered
Public Accounting Firm)

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Grupo Aeroméxico, S. A. B. de C. V.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2025, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the three-year pe ri
od ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the con so
lidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of the incremental borrowing rates used to measure certain lease assets and liabilities.
As discussed in Notes 15 and 21 to the consolidated financial statements, as of December 31, 2025, the Group has reported additions of right-of-use
of flight equipment of $854,359 thousand and related lease liabilities of $806,321 thousand. As discussed in Note 3 (f), the right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rates as the discount rate. The Group determines its incremental borrowing rates by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.
We identified the evaluation of the incremental borrowing rates used to estimate the right of use assets and lease liabilities related to flight equipment as a critical audit matter. Significant auditor judgment was needed given the subjectivity involved in assessing the significant assumptions, specifically the reference rates, credit ratings, country risk and specific adjustments related to the nature of the leased assets, and the sensitivity of the present value of the lease payments to possible changes in the incremental borrowing rates. In addition, specialized skills and knowledge were required to assist in the evaluation of the incremental borrowing rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the determination of the incremental borrowing rates and related significant assumptions. We involved valuation professionals with specialized skills and knowledge, who assisted in (i) the evaluation of the incremental borrowing rates, including evaluating the significant assumptions identified above using publicly available data, and (ii) developing independent incremental borrowing rates and comparing them to the Group’s rates.
Evaluation of provision for leased aircraft returns.
As discussed in Notes 3(j) and 24 to the consolidated financial statements, the Group has a provision for leased aircraft returns in the amount of $379,252 thousand as of December 31, 2025. With respect to lease agreements, where the Group is required to return the aircraft with adherence to certain return conditions, provision is made during the lease term. The provision for leased aircraft returns obligation uses certain assumptions to arrive at the expected future costs of meeting the return conditions including the usage of the aircraft flight hours and cycles, and discount rates used to determine the present value of the obligations at the reporting date.
We have identified the evaluation of the provision for leased aircraft returns as a critical audit matter. Challenging auditor judgment was required to evaluate certain assumptions used in the determination of the provision for leased aircraft, including the discount rates and projected aircraft flight hours and cycles. Changes in these assumptions could have had an impact on the provision for leased aircraft returns. In addition, specialized skills and knowledge were required to assess the discount rates.
The following are the primary procedures we performed to address this critical audit matter. To assess the Group’s ability to estimate, we compared the payments made to the lessor for certain aircrafts returned during the year to the provision previously recognised. For each aircraft, we compared projected flight hours and cycles used in the provision to the average of actual usage by aircraft type from the flight logs. We involved valuation professionals with specialized skills and knowledge, who assisted in independently developing discount rates using publicly available market data. We developed an expectation of the provision for leased aircraft returns by using the expected future costs of meeting the return condition for leased aircraft as at the reporting date and applying the independently developed discount rate and comparing to the pro
vi
sion recorded by the Company.
KPMG Cárdenas Dosal, S. C
We have served as the Company’s auditor since 2007.
Mexico City, Mexico
April 30, 2026

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Consolidated statements of financial position
As of December 31, 2025, 2024 and 2023
(In thousands of US dollars)

	Note	2025	2024	2023
Assets
Current assets:
Cash and cash equivalents	10	$1,024,245	841,997	937,698
Derivative financial instruments	11	—	—	334
Trade and other receivables	14	699,945	591,475	618,212
Due from related parties	7	2,630	3,083	1,146
Prepayments and deposits	12	78,422	70,363	48,721
Inventories	13	174,354	139,721	108,458

Total current assets		1,979,596	1,646,639	1,714,569

Non-current assets:
Property and equipment, including right-of-use	15	3,674,046	3,206,558	2,787,595
Intangible assets and goodwill	17	1,098,159	1,080,354	1,071,824
Prepayments and deposits	12	150,065	160,471	148,929
Investments in equity accounted investees	18	—	16,978	27,120
Other non–current assets		11,193	10,841	6,705
Deferred tax assets	20	280,032	261,724	335,020

Total non-current assets		5,213,495	4,736,926	4,377,193

Total assets		$7,193,091	6,383,565	6,091,762

The notes on pages 12 to 93 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Consolidated statements of financial position (continued)
As of December 31, 2025, 2024 and 2023
(In thousands of US dollars)

	Note	2025	2024	2023
Liabilities
Current liabilities:
Loans and borrowings, including leases	21	$450,535	448,297	523,159
Trade and other payables	25	1,710,939	1,652,235	1,533,586
Due to related parties	7	1,103	786	14,420
Provisions	24	56,623	117,167	85,850
Air traffic liability	8	505,858	617,196	836,433
Frequent flyer program	8	288,680	287,972	247,226
Income taxes payable and employee’s statutory profit sharing		82,200	69,530	28,751

Total current liabilities		3,095,938	3,193,183	3,269,425

Non-current liabilities:
Loans and borrowings, including leases	21	3,604,492	3,252,616	2,711,147
Frequent flyer program	8	344,078	300,395	268,247
Provisions	24	331,652	207,093	218,890
Employee benefits	22	274,050	209,098	235,841
Deferred tax liabilities	20	135,097	121,094	121,137

Total non-current liabilities		4,689,369	4,090,296	3,555,262

Total liabilities		7,785,307	7,283,479	6,824,687

Equity (deficit)
Capital stock	26	3,504,114	3,526,022	4,326,906
Share premium		(2,182,889)	(2,182,889)	(2,182,889)
Statutory reserve		24,750	24,750	24,750
Stock repurchase reserve		29,703	29,703	29,703
Equity accounted investees share of OCI		(6,577)	(6,577)	(6,577)
Remeasurement of defined benefit liability		5,231	17,156	13,100
Accumulated deficit		(1,968,598)	(2,310,129)	(2,939,921)

Total equity (deficit) attributable to equity holders of the Company		(594,266)	(901,964)	(734,928)

Non-controlling interest		2,050	2,050	2,003

Total equity (deficit)		(592,216)	(899,914)	(732,925)

Total equity (deficit) and liabilities		$7,193,091	6,383,565	6,091,762

The notes on pages 12 to 93 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Consolidated statements of profit or loss and other comprehensive income
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US dollars)

	Note	2025	2024	2023
Revenues:
Passenger	8	$4,860,479	5,150,889	4,504,157
Air cargo		312,399	296,102	269,948
Other		187,692	172,863	141,992

Total revenue	9	5,360,570	5,619,854	4,916,097

Operating expenses:
Jet-fuel		1,137,645	1,236,639	1,310,242
Wages, salaries and benefits	30	1,148,113	1,084,146	896,128
Maintenance		231,472	258,155	232,246
Aircraft, communication and traffic services		614,524	590,967	532,068
Passenger services		150,709	140,834	113,576
Travel agent commissions		96,935	122,147	111,954
Selling and administrative		359,307	406,344	357,551
Aircraft leasing	16	17,708	16,236	23,779
Depreciation and amortization	15 and 17	730,289	655,057	579,780
Impairment (reversal)		(3,700)	—	3,427
Other loss, net	29	26,647	48,498	36,467
Share of (gain) loss on equity accounted investees, net of tax	18	(77,188)	(5,858)	3,061

Total operating expenses		4,432,461	4,553,165	4,200,279

Total operating income		928,109	1,066,689	715,818

Finance income (cost)
Finance income	31	31,637	77,901	70,833
Finance cost	31	(545,792)	(447,373)	(498,972)

Net finance cost		(514,155)	(369,472)	(428,139)

Income before income tax		413,954	697,217	287,679
Income tax expense	19	62,093	79,731	14,311

Income for the year		$351,861	617,486	273,368

The notes on pages 12 to 93 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Consolidated statements of profit or loss and other comprehensive income (continued)
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US dollars, except for earning per share)

	Note	2025	2024	2023
Income for the year		$351,861	617,486	273,368

Other comprehensive income (loss) (OCI), net of income taxes (Notes 20(b) and 22)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liability	22	(17,526)	5,755	(4,858)
Income taxes		5,601	(1,699)	1,607
Items that are or may be reclassified to profit or loss
Employee benefits remeasurement due to personnel transfers		(1,255)	(95)	(1,100)

Other comprehensive income (loss) for the year, net of income taxes		(13,180)	3,961	(4,351)

Total comprehensive income for the year		$338,681	621,447	269,017

Income attributable to:
Owners of the Company		$351,861	617,439	273,334
Non-controlling interest		—	47	34

Income for the year		$351,861	617,486	273,368

Total comprehensive income attributable to:
Owners of the Company		$338,681	621,400	268,983
Non-controlling interest		—	47	34

Total comprehensive income for the year		$338,681	621,447	269,017

Earnings per share from continuing operations
Basic income per share (US dollars)	27	$0.24	0.46	0.21

Diluted income per share (US dollars)	27	$0.24	0.45	0.20

The notes on pages 12 to 93 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Consolidated statements of changes in equity
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US dollars)

	Attributable to equity holders of the Company
	Capital stock	Share premium	Statutory reserve	Stock repurchase reserve	Equity accounted investees share of OCI	Remeasurement of defined benefit liability	Accumulated deficit	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2025	$3,526,022	(2,182,889)	24,750	29,703	(6,577)	17,156	(2,310,129)	(901,964)	2,050	(899,914)
Share base plan (Note 23)	—	—	—	—	—	—	7,373	7,373	—	7,373
Capital stock increase (Note 26(a))	17,137	—	—	—	—	—	(16,448)	689	—	689
Capital stock decrease (Note 26(a))	(204,636)	—	—	—	—	—	—	(204,636)	—	(204,636)
Capital stock increase through Initial Public Offering, net of costs of transaction (Note 26(a))	165,591	—	—	—	—	—	—	165,591	—	165,591
Total comprehensive income for the year:
Income for the year	—	—	—	—	—	—	351,861	351,861	—	351,861
Other comprehensive loss	—	—	—	—	—	(11,925)	(1,255)	(13,180)	—	(13,180)

Balance as of December 31, 2025	$3,504,114	(2,182,889)	24,750	29,703	(6,577)	5,231	(1,968,598)	(594,266)	2,050	(592,216)

The notes on pages 12 to 93 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Consolidated statements of changes in equity (continued)
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US dollars)

	Attributable to equity holders of the Company
	Capital stock	Share premium	Statutory reserve	Stock repurchase reserve	Equity accounted investees share of OCI	Remeasurement of defined benefit liability	Accumulated deficit	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2024	$4,326,906	(2,182,889)	24,750	29,703	(6,577)	13,100	(2,939,921)	(734,928)	2,003	(732,925)
Share base plan (Note 23)	—	—	—	—	—	—	12,448	12,448	—	12,448
Capital stock increase (Note 26(a))	17,660	—	—	—	—	—	—	17,660	—	17,660
Capital stock decrease (Note 26(a))	(818,544)	—	—	—	—	—	—	(818,544)	—	(818,544)
Total comprehensive income for the year:
Income for the year	—	—	—	—	—	—	617,439	617,439	47	617,486
Other comprehensive income	—	—	—	—	—	4,056	(95)	3,961	—	3,961

Balance as of December 31, 2024	$3,526,022	(2,182,889)	24,750	29,703	(6,577)	17,156	(2,310,129)	(901,964)	2,050	(899,914)

The notes on pages 12 to 93 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Consolidated statements of changes in equity (continued)
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US dollars)

	Attributable to equity holders of the Company
	Capital stock	Share premium	Statutory reserve	Stock repurchase reserve	Equity accounted investees share of OCI	Remeasurement of defined benefit liability	Accumulated deficit	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2023	$4,598,016	(2,182,889)	24,750	29,703	(6,577)	16,351	(3,212,155)	(732,801)	1,969	(730,832)
Capital stock increase (Note 26(a))	4,057	—	—	—	—	—	—	4,057	—	4,057
Capital stock decrease (Note 26(a))	(275,167)	—	—	—	—	—	—	(275,167)	—	(275,167)
Total comprehensive income for the year:
Income for the year	—	—	—	—	—	—	273,334	273,334	34	273,368
Other comprehensive loss	—	—	—	—	—	(3,251)	(1,100)	(4,351)	—	(4,351)

Balance as of December 31, 2023	$4,326,906	(2,182,889)	24,750	29,703	(6,577)	13,100	(2,939,921)	(734,928)	2,003	(732,925)

The notes on pages 12 to 93 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Consolidated statements of cash flows
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US dollars)

	Note	2025	2024	2023
Cash flows from operating activities
Income for the year		$351,861	617,486	273,368
Adjustments for:
Income tax expense		62,093	79,731	14,311
Depreciation and amortization	15 and 17	730,289	655,057	579,780
Impairment (reversal)		(3,700)	—	3,427
Equity-settled share-based payment transactions		689	17,660	—
Share of (gain) loss on equity accounted investees, net of tax		(77,188)	(5,858)	3,061
Loss on sale property and equipment		2,834	4,108	5,067
Provisions, net		109,955	192,546	127,888
Derivative financial loss		—	334	1,758
Employee benefits		18,688	20,102	17,167
Inventory adjustments to net realizable value		21	28	18
Allowance for doubtful accounts		2,321	9,774	4,180
Interest expense, net		300,078	241,416	214,379
Unrealized exchange (gain) loss		(36,394)	3,708	(12,528)
Employees’ statutory profit sharing		25,083	41,897	16,425

		1,486,630	1,877,989	1,248,301
Trade and other receivables		41,173	(42,395)	(106,394)
Due from related parties		452	(1,937)	(933)
Inventories		(33,050)	(33,422)	(9,931)
Prepayments and deposits		(2,025)	(30,804)	2,147
Trade and other payables		(142,541)	5,132	312,968
Due to related parties		317	366	302
Air traffic liability		(111,338)	(219,237)	57,636
Frequent flyer program		44,391	72,894	69,464
Interest received		31,637	55,465	64,180

Cash generated from operating activities		1,315,646	1,684,051	1,637,740
Income tax paid		(74,490)	(36,838)	(16,281)
Interest paid	21	(328,075)	(279,700)	(276,342)

Net cash from operating activities		913,081	1,367,513	1,345,117

Cash flows from investing activities
Acquisition of properties and equipment (including major maintenance)	15	(334,496)	(422,837)	(333,208)
Proceeds from sale of properties and equipment	15	33,552	2,796	159
Dividends from equity accounted investees		9,414	6,853	—
Capital stock reimbursement from equity accounted investees		13,698	9,147	—
Proceeds from sale of shares in joint venture		58,954	—	—
Due to related parties		—	(14,000)	14,000
Intangible assets additions	17	(41,262)	(29,078)	(33,237)
Prepayments and deposits for maintenance and acquisition of properties and equipment	12	(10,312)	(41,886)	(53,921)

Net cash used in investing activities		(270,452)	(489,005)	(406,207)

Cash flows from financing activities
Contingent consideration payment	24	—	(24,059)	—
Proceeds from capital stock issuance, net of costs of transaction	2(b) and 26(a)	165,591	—	4,057
Cash paid for capital stock	26 (a)	(204,636)	(818,544)	(275,167)
Proceeds from loans	21	64,603	1,110,000	—
Repayments of loans	21	(156,182)	(840,914)	(335,865)
Payments of lease liabilities	21	(365,602)	(346,539)	(302,859)

Net cash used in financing activities		(496,226)	(920,056)	(909,834)

Increase (decrease) in cash and cash equivalents		146,403	(41,548)	29,076
Effect of exchange rate fluctuations on cash held		35,845	(54,153)	66,440

Net increase (decrease) in cash and cash equivalents		182,248	(95,701)	95,516
Cash and cash equivalents:
At beginning of year		841,997	937,698	842,182

At end of year		$1,024,245	841,997	937,698

The notes on pages 12 to 93 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
December 31, 2025, 2024 and 2023
(In thousands of US dollars)

(1)	Description of business -
Grupo Aeroméxico, S. A. B. de C. V. (the “Company”) is a company incorporated under the laws of Mexico. The address of the Company is Paseo de la Reforma 243 25 th
Floor, Colonia Cuauhtémoc, 06500 Mexico City, Mexico. The consolidated financial statements of the Company as of and for the years ended December 31, 2025, 2024 and 2023, comprise the Company and its subsidiaries (together referred to as the “Group” or “Grupo Aeroméxico” and individually as “Group entities”).
The Company is listed on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (“BMV”). The principal activity of the Group is to provide air transport services for passengers, goods and cargo and loyalty program, inside and outside of Mexico, training and management services, franchise systems commercialization and management of investment in shares.

(2)	Basis of preparation-

(a)	Statement of compliance-
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The designation IFRS includes all standards issued by the IASB and related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).
On April 30, 2026, the Company’s Chief Executive Officer and Chief Financial Officer, Andrés Conesa Labastida and Ricardo Sánchez Baker, respectively, authorized the issuance of the accompanying consolidated financial statements and related notes thereto.
In accordance with the General Corporations Law and the Group’s bylaws, the stockholders are empowered to modify the consolidated financial statements after issuance. The accompanying consolidated financial statements will be submitted to the next S tock
holders’ Meeting for approval.

(b)	Initial Public Offering-
On November 5, 2025, Grupo Aeroméxico announced the pricing of its global offering of 11,727,325 American Depositary Shares (“ADS”) at a price of $19.00 dollars per ADS in the United States and 27,463,590 common shares at a price of Ps.35.34 per common share in Mexico. Each ADS represents 10 common shares of Grupo Aeroméxico (see Note 26).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The ADS began trading on the NYSE and the common shares on the BMV on November 6, 2025, under the ticker symbol “AERO”. The Global Offering closed on November 7, 2025.

(c)	Basis of measurement-
These consolidated financial statements are presented in US Dollar (“$”, “dollar” or “US”), which is the Group’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(d)	Use of estimates and judgments-
In preparing these consolidated financial statements, Management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.
We base our judgments, estimates, and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues, and expenses. Actual results may differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
Notes 3(e) and 15 – useful lives of property and equipment
Note 3(f) - incremental borrowing rate to estimate the
right-of-use
assets and lease liabilities
Note 3(i) - impairment
Note 3(l) – revenue recognition: determination if the revenues coming from the services rendered by the Group are recognized at a point in time or over time
Note 24 – leased aircraft return provisions

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year, is included in the following notes:
Note 3(l) – air traffic liability and frequent flyer program
Note 20 – deferred tax assets and liabilities
Note 24 – provisions
Note 28 – measurement of loss allowances for expected credit losses for trade accounts receivable and assets from contracts: key assumptions used to determine the weighted average loss rate
Note 32 – contingencies and commitments

(e)	Scope of consolidation
The consolidated financial statements include Grupo Aeroméxico, S. A. B. de C. V. and all entities that are controlled directly or indirectly by Grupo Aeroméxico.
All Grupo Aeromexico’s entities prepare their financial statements as of December 31. All financial statements were prepared applying IFRS as issued by the IASB.
Intercompany transactions and balances relating to consolidated entities have been eliminated.
During the year ended on December 31, 2025 there were no changes in the number of entities included in the consolidated financial statements (see Note 6), 26 entities in total at the beginning and year-end.

(3)	Material accounting policies-
The Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements, except if mentioned otherwise.
The accounting policies have been applied consistently by Group entities.

(a)	Basis of consolidation-

i.	Business combinations-
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see ii). In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see Note 3 (i) ii). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.
The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.
Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.
If share-based payment awards (“replacement awards”) are required to be exchanged for awards held by the acquiree’s employees (“acquiree’s awards”), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.
A step – up acquisition occurs when a shareholder gains control of an entity by acquiring an additional interest in that entity.

ii.	Subsidiaries-
Subsidiaries are entities controlled by the Group (see Note 6). The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. All entities of the Group prepared their financial statements as of December 31.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

iii.	Loss of control-
When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, any non-controlling
interest and the other components of equity. Any resulting gain or loss is recognized in profit or loss.
Any interest retained in the former subsidiary is measured at fair value when control is lost.

iv.	Investments in equity accounted investees-
The Group’s interests in equity accounted investees until December 30, 2025 comprised interests in one joint venture (AM DL MRO JV, S. A. P. I. de C. V. or “MRO”) (see Note 18).
Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Joint ventures are those arrangements in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
Investments in associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence of joint control ceases.

v.	Transactions eliminated in consolidation-
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency-

i.	Foreign currency transactions-
Transactions in foreign currencies are translated to the respective functional currencies of the Group’s entities at the exchange rates at the dates of the transactions.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate at the reporting date.
Non-monetary
assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined.
Non-monetary
items that are measured based on historical cost denominated in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance income (costs).

(c)	Financial instruments-

Non-derivative financial instruments-
Non-derivative
financial instruments comprise investments in debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.
Cash and cash equivalents comprise cash balances and call deposits with original maturities of up to three months or less.
Restricted cash, is presented within cash and cash equivalents and mainly comprises cash balances from Fideicomiso F/1748 (“Fideicomiso” or “Trust”), the consolidated issuer trust used by the Group, to securitize cash flows from credit card ticket sales through offices and travel agencies in Mexico; which will be paid to the holders of the Senior Trust Bonds issued by the Trust (as of December 31, 2025 this Trust is on a termination process). Additionally in 2025, restricted cash also includes cash balances deposits to cover certain letters of credits guarantees.
The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.
The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Offsetting-
Financial assets and liabilities are offset, and the net amount presented in the statements of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Non-derivative financial assets-
The Group classifies its
non-derivative
financial assets in the following categories: financial assets at fair value through profit or loss, amortized cost and fair value through other comprehensive income (“OCI”).
The financial assets classification is based on both the business model and the related contractual cash flows characteristics.

i.	Financial assets at fair value through profit or loss (“FVTPL”)-
Financial assets are classified at fair value through profit or loss if they are held for trade or if it does not meet the solely payments of principal and interest (“SPPI”) criteria, or if it is defined as such at initial recognition. Financial assets are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy.
Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, including any interest or dividend income, are recognized in profit or loss. The fair value is obtained from financial counterparties who act as appraisers.

ii.	Amortized Cost-
Financial assets are classified at amortized cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows that are solely payments of principal and interest, and if they meet the SPPI criteria. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise mainly trade and other receivables.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

iii.	Financial assets at fair value through other comprehensive income (“FVTOCI”)-
Financial assets are classified at fair value through other comprehensive income if they are held within a business model whose objective is achieved by both collecting contractual cash flows that are solely payments of principal and interests and selling financial assets, and if they meet the SPPI criteria. Financial assets at fair value through other comprehensive income are measured at fair value, and changes therein, including any interest or dividend income, are recognized in other comprehensive income. The fair value is obtained from financial counterparties who act as appraisers or is determined based on valuation models using observed data at the market.
Non-derivative
financial liabilities-
Financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.
The Group has the following
non-derivative
financial liabilities: loans and borrowings, and trade and other payables.
Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.
The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
Derivative financial instruments (“DFI”) and hedge accounting
-
In order to manage the risk associated with fluctuation in jet fuel prices, the Group from time to time selectively uses derivative financial instruments such as Asian options on the price of Jet Fuel 54 (“JF54”). The fair value of the options is obtained using valuation models which depend on the behavior of the referred underlying reference price in an observed period. During 2025, 2024 and 2023 the Group had no DFI on JF54.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Additionally in relation to its exposure to long-term interest rates due to financial debt at variable interest rates, the Group implemented some strategies to mitigate the adverse risk in future cash flows that could derive from volatility in reference interest rates. The Group purchased DFI’s that allowed it to swap variable interest rates from certain long term debt based on TIIE for a fixed interest rate, which was effective until June 2024.
During their life, the options are measured at their fair value; when they fail to qualify for a hedging relationship, its effects are recorded in profit or loss of the year as they are not formally assigned as hedging instruments in a qualified hedging relationship. Any hedge ineffectiveness related to JF54 and interest rate derivatives are recorded to the jet fuel line and finance income (loss), respectively, in the consolidated statements of profit or loss.
Before entering into these option agreements, Management must obtain Board of Directors’ approval, which determines volumes to mitigate, as well as the reference price of them. The purpose of these operations is to mitigate risks related to fuel price and/or interest rate variances.
Derivatives are recognized initially at fair value. Changes in the fair value are recognized immediately in the income statement as the result of the valuation, which is determined at market value and when not quoted in an observable market is determined based on valuation models using observed market data. Such data can be obtained from financial counterparties who act as appraisers.
Capital stock-
Ordinary shares-
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.
Repurchase of capital stock (treasury shares)-
When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented within share premium.

(d)	Inventories-
Inventories of spare parts, accessories, materials and supplies are measured at the lower of cost and net realizable value. The cost of inventories is based on average and charged to expense as consumed.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(e)	Property and equipment-

i.	Recognition and measurement-
Aircraft and other items of property and equipment are measured at cost less accumulated depreciation and impairment losses.
Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use. The costs of leased aircraft in accordance to the lease specification, and borrowing costs are capitalized on the qualifying assets.
Rotable spare parts held by the Group are classified as property and equipment if they are expected to be used over more than one period.
When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.
Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.
In the case the Group receives credits from manufacturers in connection with the acquisition of certain aircraft and engines, based on the individual terms and conditions of each agreement those credits are recorded as a reduction of the cost of the related aircraft and engines.

ii.	Subsequent costs-
The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day
servicing of property and equipment are recognized in profit or loss as incurred.

iii.	Depreciation-
Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value. Depreciation is calculated by the straight-line method, based on each asset’s estimated useful life of the equipment determined by Management considering the work of third-party appraisers, which is reviewed periodically and is recorded since such assets are available to operation. Assets leased are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The annual depreciation rates and residual value of the principal asset classes are as follows:

	Rates	% residual value
Flight equipment under financial leases	3.3% to 8%	7-15
Rotable spare parts and accessories	5% to 10%	—
Constructions	5% to 10%	—
Ground equipment	10%	—
Transportation equipment	10% to 25%	—
Furniture	10%	—
Machinery and equipment	10% to 33%	—
Computer equipment	25%	—
Major maintenance	8.33% to 57.14%	—
Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

iv.	Maintenance costs-
Major maintenance-
Major maintenance costs for owned and leased aircraft (i.e., overhaul repairs to major aircraft components such as engines and landing gears) are accounted for under the
“built-in-overhaul”
method. The Group recognizes the estimated cost for future major maintenance checks as a separate component of property and equipment (major maintenance). This cost is depreciated over the shorter of the period to the next major maintenance event or the remaining life of the asset, and is reported in the consolidated statements of profit or loss and comprehensive income as part of operating expenses (depreciation and amortization). The costs for subsequent major maintenance checks are capitalized when incurred and depreciated over the shorter of the period to the next major maintenance event or the remaining life of the asset. Cash outflows relating to major maintenance are reported in our consolidated statements of cash flows under the “acquisition of properties and equipment (including major maintenance)” line item as part of “cash flows from investing activities” and the related depreciation expense is reported as a non-cash
adjustment to determine “net cash from operating activities”.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Line maintenance-
Disbursements made in connection with ongoing and routine maintenance efforts outside the scheduled major maintenance programs for owned and leased aircraft (i.e., routine inspections of the overall aircraft, including fuselage inspections, and the replacement of minor and smaller spare parts) are expensed as incurred (i.e., when maintenance activities are performed) and are reported in our consolidated statements of profit or loss and comprehensive income as part of the maintenance expense line item under operating expenses. Cash outflows for direct and/or line maintenance are reported in our consolidated statements of cash flows as part of “net cash from operating activities”.
If the Group is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the aircraft at the end of the lease term, the Group recognizes during the lease term and also considering the current fleet plan and long-term maintenance schedules a provision for leased aircraft returns (see Note 3(j)).

(f)	Leases-
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
As a lessee-
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property and equipment the Group has elected not to separate non-lease
components and account for the lease and
non-lease
components as a single lease component.
The Group recognizes a
right-of-use
asset and a lease liability at the lease commencement date. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The
right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use
asset reflects that the Group will exercise a purchase option. In that case the right-of-use
asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use
asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. This rate comprises significant assumptions such as reference rates, credit ratings, country risk and specific adjustments related to the nature of the nature of the leased assets.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.
Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance
fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use
asset, or is recorded in profit or loss if the carrying amount of the right-of-use
asset has been reduced to zero.
The Group presents
right-of-use
assets that do not meet the definition of investment property in “property and equipment including right-of-use”
and lease liabilities in “loans and borrowings including leases” in the statement of financial position (see Notes 15 and 21).
Short-term leases and leases of
low-value
assets-
The Group has elected not to recognize
right-of-use
assets and lease liabilities for leases of
low-value
assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(g)	Intangible assets and goodwill-
Intangible assets are mainly comprised of software, fiduciary rights, partners’ contracts and customer relationships, trademark and goodwill.

i.	Partners’ contracts and customer relationships-
Partners’ contracts and customer relationships are considered long-lived assets, some of them with finite lived and others indefinite lived.
Finite lived intangible assets (such as “Aeroméxico Rewards” member base and certain “Partner Contracts”) are recorded at cost less accumulated impairment losses and are amortized using the straight-line method over their estimated lives, typically 10 years. The average remaining amortization period of individually significant partners’ contracts is 1 year. Aeroméxico Rewards member base’s useful life is based on the historical rotation of members and certain Partner Contracts are based on contractual terms.
Indefinite lived intangible assets (such as certain Partners Contracts are recorded at cost less accumulated impairment losses and are not amortized but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that these intangibles may be impaired.
Based on the Group’s analysis of the provisions of IAS 38
Intangible Assets
on the determination of the useful life of an intangible asset with a defined or indefinite life, the Group’s Management has determined that for certain Partners’ Contracts with certain cobranded cards, other airlines and other commercial partners, the useful life is indefinite considering that the risk of non-renewal
of these commercial agreements is low, derived from the lack of cost of renewal, automatic renewal conditions, the years of permanence that they have maintained as strategic partners and the economic and commercial benefits that have been obtained from these commercial relationships.

ii.	Trademark-
Trademarks which are considered intangible assets with indefinite lives, are recorded at cost less accumulated impairment losses and are not amortized but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the trademarks may be impaired. These intangible assets have an indefinite useful life as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. See for impairment testing Note 3(i).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

iii.	Goodwill-
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.

iv.	Other intangible assets-
Intangible assets such as software with specific useful lives are systematically amortized based on the best estimation of their useful lives as per expected future economic benefits.
Fiduciary Rights are contributions to a trust for the development of a project named “Aeroméxico Tower” and are stated at cost less accumulated impairment losses.

v.	Amortization-
Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets with finite useful lives, and is calculated over the cost of the asset, less its residual value.
Amortization is recognized from the date on which intangible assets with finite useful lives are available for use, since this most closely reflects the expected pattern of consumption of future economic benefits embodied in the asset.
The estimated useful lives for the current and comparative periods are as follows:

Software	4 -7 years

Partners’ contracts and customer relationships	10 years
Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(h)	Prepayments and deposits-
Non-current
prepayments and deposits consist primarily of deposits made to the lessors of flight equipment and airport groups; and in accordance with their expiration dates are disclosed as current or non-current
assets.
Payments of maintenance deposits are capitalized as an asset upon disbursement. These deposits are considered as maintenance reserves, typically calculated based on flight hours. Such maintenance reserves are reclassified to property and equipment (major maintenance) upon the maintenance service is being performed and is expensed through depreciation based on the Group’s maintenance policy.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Current prepayments consist mainly of prepaid IT software licenses, insurances and spare parts and other accessories prepayments. Prepayments are expensed when goods or services are received.

(i)	Impairment-

i.	Non-derivative financial assets–
The Group recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost;

•	debt investments measured at fair value through other comprehensive income (“FVTOCI”); and

•	contract assets.
The Group measures loss allowances at an amount equal to lifetime expected credit losses, except for the following, which are measured at twelve month expected credit losses:

•	debt securities that are determined to have low credit risk at the reporting date; and

•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime expected credit losses.
Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument.
Measurement of Expected Credit Losses (“ECLs”)
ECL are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.
Credit-impaired financial assets
At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Write-off
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group individually makes an assessment with respect to the timing and amount of write-off
based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii.	Non-financial assets-
The carrying amounts of the Group’s
non-financial
assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment, The Group performs an impairment assessment of long-lived assets at the cash-generating unit (“CGU”) when there are indicators that the carrying value of such assets may not be recoverable. This involves estimating the recoverable amount of the CGU at the greater of its fair value less costs to sell, or value in use using a discounted cash flow model. As of December 31, 2025 the Group has property and equipment, (including right-of-use
assets), intangible assets and goodwill, prepayments and deposits, and certain other long-term assets, which represent the CGU.
For intangible assets that have indefinite lives, such as trademarks, fiduciary rights and partners’ contracts and customer relationships, the recoverable amount is estimated each year at the same time.
The partners’ contracts and customer relationships with indefinite lives do not have an expiration date nor cost of renewal.
The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.
Impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(j)	Provisions-
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.
Provision for leased aircraft returns-
With respect to lease agreements, where the Group is required to return the aircraft with adherence to certain return conditions, provision is made during the lease term. This provision is based on the present value of the expected future cost of meeting the return condition, having regard to the current fleet plan and long-term maintenance schedules. The present value of the return conditions is provided for at the inception of the lease and subject to yearly revisions.

(k)	Employee benefits-

i.	Defined benefit plans-
The Group has defined benefit plans for part of its employees. Additionally seniority premiums are provided to all employees under the Mexican Labor Law. The Law provides that seniority premiums are payable, based on salary and years of service, to employees who resign or are terminated after at least fifteen years of service. Under the Law, benefits are also payable to employees who are dismissed.
The Group’s net obligation in respect of defined benefit pension and seniority plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on governmental bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method according to IAS 19 (see Note 22). When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net
defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.
When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

ii.	Termination benefits-
Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than twelve months after the reporting period, then they are discounted to their present value.

iii.	Short-term benefits-
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

iv.	Share-based payment transactions-
Equity-settled share based payments in the form of free shares are granted to certain key management personnel subject to certain service and non-market
performance conditions. Cost of the awards granted is recognized as an employee expense, with a corresponding increase in equity, over the period vesting. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service conditions at the vesting date.

(l)	Revenue recognition-

i.	Air traffic liability and revenue recognition for passenger services and ancillary revenues-
Ticket sales are initially recorded as an air traffic liability (contract liability under IFRS 15) and are recognized as passenger revenue, net of airport charges, when the service is rendered. The liability is also reduced by transportation services previously sold through Aerovías de México, S. A. de C. V. (“Aeroméxico”), rendered by other airlines (in which the Company does not obtain control before the tickets are transferred to the customer therefore acting as an agent on behalf of other airlines, since it only arranges the transportation to be provided by other airlines) and refunds of expired tickets.
The above-mentioned sales where Aeroméxico acts as an agent, conduct to interline service charges which are part of other commissions revenues, recognized in profit and loss when the service is rendered.
Passenger revenue includes airfare, income for expired tickets (breakage), income for ancillary services (excess baggage and other charges to passengers), and the decrease in compensation costs paid to passengers and the cost from accumulated points from Aeroméxico frequent flyer program “Aeroméxico Rewards”, since they do not represent a separate performance obligation.
The Group records the air traffic liability translating to its functional currency the tickets sold on its different foreign exchange rates at the dates of the original ticket sale.
Breakage revenue from expired tickets is recognized as an ancillary revenue based on the scheduled flight date and the terms and conditions of each ticket in which the Group utilizes its historical experience with refundable and non-refundable
tickets and other patterned facts.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

When a ticket is sold, the Group is required to charge certain taxes and fees on its passenger tickets. These passenger related taxes and fees include for example value added tax, governmentally imposed airport departure and arrival taxes, airport passenger facility charges, etc. Since the Group has a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not part of the passenger revenue. The Group records a liability when these amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating airport.
Commissions on ticket sales are expensed when the related revenues are recognized within the travel agent commissions expense line. The amount of travel agent commissions through indirect distribution channels for the year ended December 31, 2025, were $57,438 (2024: $60,632 and 2023: $56,932).

ii.	Cargo revenue-
Cargo revenue is recognized when the service is rendered.

iii.	Other revenues-
Other revenues include mainly revenue from training, charter services, Aeroméxico Rewards redeemed points (see next item) and other, and are recognized in the statement of profit or loss and comprehensive income in the period the services are provided.

iv.	Frequent flyer liability and revenue recognition for Aeroméxico Rewards Points-
Aeroméxico Rewards frequent flyer program allows passengers to accumulate Aeroméxico Rewards Points “AR Points” (mainly by flying on the Group’s airlines or its alliance partners and by using services of the program partners for cobranded credit cards, hotel stays, car rentals and others) that entitle them to a choice of various awards. All the AR Points earned by the Aeroméxico Rewards members are accounted as a liability (frequent flyer program) and are recognized as revenue when the awards are redeemed. The amount of revenue recognized by the Group is based on the number of AR Points redeemed in a period in relation to the total number expected to be redeemed, which factors in the Group’s estimate for breakage.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Breakage represents the estimated AR Points that are not expected to be redeemed by the program members. Breakage is estimated by Management based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members’ redemption practices. Changes in breakage are accounted for as follows: in the period of change, the deferred revenue balance (frequent flyer liability) is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is allocated to other income.

(m)	Finance income and costs-
Finance income comprises interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss, and net foreign exchange gains that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend
date.
Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions or dividends, changes in the fair value of financial assets at fair value through profit or loss, net foreign exchange losses, credit card commissions, impairment losses recognized on financial assets, leases interest and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(n)	Income tax (“IT”)-
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable. IT payable for the year is determined in conformity with legal and tax requirements for companies in Mexico, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Deferred IT is accounted for under the asset and liability method. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill acquired under a business combination. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Employee Statutory Profit Sharing (“ESPS”)-
ESPS payable for the year is determined in conformity with the tax provisions in effect. Under current tax law, companies are required to share 10% of their taxable profits and the limits established in the applicable legislation with their employees. The ESPS is determined by the taxable profit calculated by individual entity level and not under a consolidated basis.

(p)	Earnings per share-
The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares.

(q)	Business concentrations-
The Company’s services are provided to a large number of customers without significant concentration with any particular customer.
The main supplier of fuel used by aircraft in Mexico is World Fuel Services México, S. de R. L. de C. V.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(r)	Segment reporting-
The Group reports information by segments as established in IFRS 8
Operating segments
. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
The Group has determined that it has one operating segment: air transportation, identified in the following geographical destinations: (1) Domestic and (2) International. The Group allocates revenues by geographic area based on passenger flight destination.

(4)	Changes in material accounting policies and new accounting standards and interpretations not yet adopted-
Changes in material accounting policies-
The Group did not have any changes to its accounting policies from those applied in the consolidated financial statements as of and for the year ended December 31, 2024.
Accounting standards issued but not yet effective -
A number of new accounting standards or amendments are effective for annual periods beginning after January 1, 2025, and earlier application is permitted; however, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

A.	IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 will replace IAS 1
Presentation of Financial Statements
and applies for annual reporting periods beginning on or after January 1, 2027. The new accounting standard introduces the following key new requirements:

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

•	Management-defined Performance Measures (“MPM”) are disclosed in a single note in the financial statements.

•	Enhanced guidance is provided on how to group information in the financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.
The Group is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPM.
The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as ‘other’.

B.	Other accounting standards
The following new and amended accounting standards are not expected to have a significant impact on the Group’s consolidated financial statements:

•	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7).

(5)	Determination of fair values-
A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial
assets and liabilities. Fair values have been determined for measurement and for disclosure purposes based on the methods described in the next paragraphs. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Property-
The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly.

(b)	Derivative securities-
The fair value of Over the Counter (“OTC”) derivatives is obtained from the banking counterparty and tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market inputs. Fair values reflect the credit risk of the instrument and include adjustments to take account of our own credit risk when appropriate.

(c)	Non-derivative financial liabilities-
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(d)	Debt securities-
The fair value of debt securities is determined by reference to their quoted closing mid-price
at the reporting date plus an adjustment to reflect the bid price. If unquoted, the fair value is estimated using a discounted cash flow technique using expected future cash flows and a market related discount rate.

(e)	Intangible assets-
The fair value of the partners’ contracts and customer relationships and trademark is explained in Note 3(g).

(f)	Share based payments-
The fair value of shares based payments granted to key management personnel and senior employees is determined by reference to publicly available quoted prices of such shares.

(6)	Group entities-
Significant subsidiaries-
The significant consolidated subsidiaries as of December 31, 2025, 2024 and 2023 are shown as follows:

		Country of	Ownership interest %
Subsidiary	Principal activity	incorporation	2025	2024	2023
Fully consolidated subsidiaries:
I.Aerovías de México, S. A. de C. V. and subsidiaries (“Aeroméxico”)	Air transportation services for passengers, goods and cargo	Mexico	100	100	100
a Aerolitoral, S. A. de C. V. (“Aerolitoral”) (1)	Air transportation services for passengers, goods and cargo	Mexico	99.99	99.99	99.99

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

		Country of	Ownership interest %
Subsidiary	Principal activity	incorporation	2025	2024	2023
b Inmobiliaria Avenida Fuerza Aérea Mexicana 416, S. A. de C. V.	Real Estate	Mexico	99.99	99.99	99.99
c Inmobiliaria Boulevard Aeropuerto 161, S. A. de C. V	Real Estate	Mexico	99.99	99.99	99.99
d Operadora de Franquicias y Productos Aéreos, S. A. de C. V. (“Operadora”)	Trading of franchise system	Mexico	99.99	99.99	99.99
e Sistemas Integrados de Soporte Terrestre en México, S. A. de C. V., holding company of AM Formación Interna, S. A. de C. V.	Services	Mexico	99.99	99.99	99.99
f Aerosys, S. A. de C. V.	Management of investment in shares	Mexico	50.01	50.01	50.01
g Fundación Aeroméxico, A. C	Obtainig support and assisting in several charitable causes	Mexico	99.99	99.99	99.99
h Centro de Capacitación Alas de América, S. A. de C. V.	Aircraft crew training	Mexico	99.99	99.99	99.99
i Administradora Especializada en Negocios, S. A. de C. V. (“Adensa”)	Ground handling services	Mexico	99.99	99.99	99.99
j Estrategias Especializadas en Negocios, S. A. de C. V. (“Esensa”)	Ground handling services	Mexico	50	50	50

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

		Country of	Ownership interest %
Subsidiary	Principal activity	incorporation	2025 2024 2023
k Aerovías Empresa de Cargo, S. A. de C. V.	Air cargo services	Mexico	100	100	100
l Fideicomiso Aeromexico Servicios	Equipment lease	Mexico	100	100	100
m Fideicomiso F/1748 (2)	Administration	Mexico	100	100	100
n Empresa de Mantenimiento Aéreo S. A. de C. V.	Aircraft maintenance services	Mexico	100	100	100
o Fideicomiso CIB/4021 (3)	Administration	Mexico	100	100	100
II. Integración y Supervisión de Recursos Corporativos, S. A. de C. V.	Services	Mexico	100	100	100
III. Servicios Corporativos Aeroméxico, S. A. de C. V.	Services	Mexico	99.99	99.99	99.99
IV. Corporación Nadmin, S. A. de C. V.	Management of investment on shares	Mexico	100	100	100
V. Aeroméxico Cargo, S. A. P. I. de C. V.	Air cargo services	Mexico	100	100	100
VI. Premium Alliance Services, LLP	Services	United Kingdom	100	100	100
VII. T2 Servicios Aeroportuarios, S. A. de C. V.	Airport services	Mexico	100	100	100

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

		Country of	Ownership interest %
Subsidiary	Principal activity	incorporation	2025	2024	2023
VIII. PLM Premier, S. A. P. I. de C. V. (“PLM”), holding company of Loyalty Servicios Profesionales Mundiales, S. A. de C. V.	Design and development of loyalty programs	Mexico	100	100	100
Investments in equity accounted investees:
I.Aeromexpress, S. A. de C. V.	Air cargo services	Mexico	50	50	50
II. AM DL MRO JV, S. A. P. I. de C. V. (“MRO”) (4)	Aircraft maintenance services	Mexico	—	50	50
III. AM BD GP JV, S. A. P. I. de C. V. (“AM BD”) (4)	Sale of vacational packages	Mexico	51	51	51

(1)	All these companies have an interest in Esensa thus representing consolidated ownership of 100% in such entity.
(2)	As of December 31, 2025, this Trust is on a termination process.
(3)	As of December 31, 2025, this Trust is on a trustee substitution process.
(4)	The Group maintained joint control in these companies (on December 30, 2025 Grupo Aeroméxico executed a share purchase agreement where it sold its 50% ownership interest of the MRO - see Note 18).

(7)	Related party transactions-
Ultimate controlling party-
Grupo Aeroméxico is the parent and ultimate controlling party.
The key management personnel, including board members and principal executives (chief officers, vice presidents and senior directors) compensation of Grupo Aeroméxico as of and during the years ended December 31 was as shown in the next page.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Key management personnel compensation comprised:

	2025	2024	2023
Short-term employee benefits	$20,152	18,360	17,573
Variable compensation	23,062	21,392	8,258
Share-based payments	6,649	14,798	16,742

	$49,863	54,550	42,573

Related-party transactions and balances-
Transactions carried out with related parties during the years ended December 31, 2025, 2024 and 2023, are disclosed below:

i.	Operations

	2025	2024	2023
Revenues:
Leases (2) (3)	$94	106	75
Administrative services (1)	—	—	12
Interline, net (3) (a)	137,041	131,616	2,472
Premier lounges (3)	1,086	1,599	1,292
Other services (1), (2), (3) and (4)	27	29	13

	$138,248	133,350	3,864

Expenses:
Purchase of Sky Miles Rewards Points (3)	$11,835	5,747	6,686
Fuel (3)	65,932	59,592	84,204
Ramp services, net (3)	36,967	37,316	32,143
Maintenance (2) and (3) (b)	1,490	1,322	1,345
Joint Cooperation Agreement, net (3)	10,000	—	—
Personnel services (3)	428	2,009	381
Freight handling (3)	1,024	2,314	1,353
Interest expenses, net (1) and (2)	—	499	22
Other services (1)	186	197	174

	$127,862	108,996	126,308

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(1)	Aeromexpress, S. A. de C. V. (“Aeromexpress”)

(2)	AM DL MRO JV, S. A. P. I. de C. V. (“MRO”).

(3)	Delta Air Lines, Inc. (“Delta”)

(4)	AM BD GP JV, S. A. P. I. de C. V. (“AM BD”)

(a)	Within this figure is included Delta’s interline revenue for $138,465, $131,674 and $130,313 in 2025, 2024 and 2023, respectively.

(b)	In addition, the Group received maintenance services, which based on the respective accounting policies, were capitalized for $4,152, $606, and $294 in 2025, 2024 and 2023, respectively.

ii.	Outstanding balance
Balances due from and due to related parties as of December 31, 2025, 2024 and 2023, are as follows:

	2025	2024	2023
Due from:
MRO	$—	1	—
Delta	2,630	3,082	1,146

	$2,630	3,083	1,146

Due to:
MRO (1)	$—	—	13,695
Aeromexpress	1,103	786	714
AM BD	—	—	11

	$1,103	786	14,420

Balances due from and due to related parties relates to
non-interest-bearing
payables with no specific maturity and are for its nature, at short-term.

(1)	Within this balance one transaction stipulates an annual interest rate of 5.82%.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(8)	Revenue recognition -

i.	Passenger revenue-
Passenger revenue is primarily composed of passenger airfare and ancillary related services which do not represent a separate performance obligation to those associated with the passenger’s flight, such as excess baggage and other passenger charges, breakage from expired tickets, and the decrease in compensation costs paid to passengers and the cost from accumulated points from the Group’s frequent flyer program Aeroméxico Rewards.

	2025	2024	2023
Passengers	$4,305,173	4,504,774	4,042,806
Ancillaries	555,306	646,115	461,351

	$4,860,479	5,150,889	4,504,157

ii.	Air traffic liability-
Ticket sales are initially recorded as an air traffic liability and are recognized as passenger revenue, net of airport charges, when the service is rendered. The liability is also reduced by refunds of expired tickets and transportation services previously sold through Aeroméxico rendered by other airlines, in which the Group does not obtain control before the tickets are transferred to the customer, therefore acting as an agent since it only arranges the transportation to be provided by other airlines.
In the years ended December 31, 2025, 2024 and 2023, the Group recognized $333,947, $329,045, and $256,167 respectively of passenger revenue for tickets that were included in the air traffic liability balance at the beginning of those periods. The balance of the air traffic liability in general is expected to be recognized in the next twelve months.

iii.	Frequent flyer program-
Aeroméxico Rewards frequent flyer program allows passengers to accumulate AR Points (mainly by flying on the Group’s airlines or its alliance partners and by using services of the program partners for cobranded credit cards, hotel stays, car rentals and others) that entitle them to a choice of various awards. All the AR Points earned by the Aeroméxico Rewards members are accounted as a liability (frequent flyer program) and are recognized as revenue when the awards are redeemed. The amount of revenue recognized by the Group is based on the number of AR Points redeemed in a period in relation to the total number expected to be redeemed, which factors in the Group’s estimate for breakage. Breakage represents the estimated AR Points that are not expected to be redeemed by the program members. Breakage is estimated by M ana
gement based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members’ redemption practices.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Aeromexico Rewards frequent flyer program for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Balance, beginning of year	$588,366	515,668	446,080
AR Points issued	334,532	341,392	294,303
Revenue recognized for AR Points redeemed and breakage	(290,140)	(268,694)	(224,715)

Balance, end of year	$632,758	588,366	515,668
Current	$288,680	287,971	247,226
Non-current	344,078	300,395	268,442

	$632,758	588,366	515,668

(9)	Operating segment-
The Group has one operating segment, air transportation. This is based on the Group’s internal reporting structure to the Chief Operating Decision Maker which is the CEO of the Company. The main measure of profit and loss for segment is total operating income.
Geographical revenue segment information is shown as follows:

	2025	2024	2023
Domestic	$1,966,895	2,242,026	2,036,773
International	3,393,675	3,377,828	2,879,324

	$5,360,570	5,619,854	4,916,097

Substantially all assets are located in Mexico.

(10)	Cash and cash equivalents-

	2025	2024	2023
Bank balances	$523,124	540,165	557,228
Call deposits	473,587	275,331	355,642
Restricted cash	27,534	26,501	24,828

Cash and cash equivalents	$1,024,245	841,997	937,698

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is described in Note 28.
As of December 31, 2025, 2024 and 2023, the Group has restricted cash amounting to $27,534, $26,501 and $24,828, respectively. The main balance comprises the consolidated issuer trust to securitize cash flows from credit card ticket sales through offices and travel agencies in Mexico (as of December 31, 2025, this Trust is in process of termination) and in 2025 includes also cash balances deposits to cover certain letters of credits guarantees.

(11)	Derivative financial instruments-

	2025	2024	2023
Current derivatives - assets	$—	—	334

As of December 31, 2023, the Group had interest rate swaps in force in which the Group paid fixed rates and received a floating rate indexed to TIIE 28 days. Through these instruments the Group managed risk generated by the volatility of cash flows due to floating interest rate, including those associated with the issuance of the Senior Trust Bonds.
Derivative financial instruments used by the Group and exposure to credit, currency and interest rate risks are disclosed in Note 28.

(12)	Prepayments and deposits-
Current prepayments consist mainly of prepaid IT software licenses, insurances and spare parts and accessories prepayments.
Non-current
prepayments and security deposits consist of the following:

	2025	2024	2023
Advances for fleet renewal, including engines and interiors’ standardization	$2,292	6,875	9,108
Deposits:
For the lease of aircraft and engines	40,100	40,368	40,229
With financial institutions	10,659	—	—
With airport groups	41,966	47,130	43,073
Maintenance deposits	35,992	46,027	32,416
Other	19,056	20,071	24,103

	$150,065	160,471	148,929

Cash additions of deposits for maintenance and acquisition of properties and equipment amounted to $10,312 for 2025, $41,886 for 2024 and $53,921 for 2023.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(13)	Inventories-
Inventories as of December 31, 2025, 2024 and 2023 are comprised as follows:

	2025	2024	2023
Spare parts and accessories (1)	$168,302	137,212	109,964
Miscellaneous supplies	15,048	12,599	12,039

	183,350	149,811	122,003
Impairment	(8,996)	(10,090)	(13,545)

	$174,354	139,721	108,458

In 2025, inventories of $65,155 (2024: $57,624 and 2023: $47,070) were recognized as an expense during the year which was included in different operating expenses lines.
The inventories are presented to net realizable value. Total write downs in 2025, 2024 and 2023 were of $4,427, $5,411 and $6,498, respectively.

(1)	During 2025, 2024 and 2023 these inventories were guaranteeing a fuel supply contract used in Mexico.

(14)	Trade and other receivables, net-
Trade and other receivables as of December 31, 2025, 2024 and 2023, consists of the following:

	2025	2024	2023
Airlines and travel agencies	$6,952	7,149	7,272
Credit cards and customers (1)	201,667	231,517	271,005
Recoverable taxes	489,359	358,492	333,032
Other	16,647	6,748	14,871

	714,625	603,906	626,180
Less allowance for doubtful accounts	(14,680)	(12,431)	(7,968)

Net trade and other receivables	$699,945	591,475	618,212

For aging analysis of our trade and other receivables see Note 28.

(1)
As of December 31 2024 and 2023, collection from sales related to certain Mexican credit cards were guaranteeing the Senior Trust Bonds (“CEBURES”) issued by the Group and also the collection related to certain credit cards in the United States (see Note 21).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(15)	Property and equipment-
Property and equipment, including
right-of-use
as of December 31, 2025, 2024 and 2023 comprise the following:

	Right-of-use (1)
	Flight equipment under finance leases	Flight and other equipment under leases	Major maintenance	Flight equipment	Rublic spare parts and accessories	Improvement of flight equipment	Machinery and equipment	Lease-hold improvements	Furniture and computer equipment	Construction (4)	Ground and platform equipment	Transportation equipment	Other equipment	Work in progress	Land	Total
Cast or demand cost
Balance as of January 1, 2025	$495,469	3,019,268	1,153,117	252,452	111,947	68,758	42,114	52,611	25,679	22,404	19,830	10,152	31,856	27,430	13,269	5,346,356
Additions (2)	—	854,339	277,197	32,084	21,634	16,407	—	—	—	—	—	—	—	28,199	—	1,229,880
Disposals (3)	—	(128,744)	(319,422)	(32,084)	(11,364)	(3,409)	(780)	(1,279)	(10)	—	(260)	(728)	(55)	—	—	(498,135)
Transfers	—	—	—	—	—	1,082	2,500	14,374	1,342	—	1,061	2,585	1,539	(24,483)	—	—

Balance as of December 31, 2025	$495,469	3,744,883	1,110,892	252,452	122,217	82,838	43,834	65,706	27,011	22,404	20,631	12,009	33,340	31,146	13,269	6,078,101

Balance as of January 1, 2024	$535,469	2,526,618	735,114	212,452	101,382	71,903	46,785	68,658	24,668	22,404	17,393	10,648	32,781	13,190	13,269	4,432,734
Additions (2)	—	596,431	422,300	—	19,627	10,965	537	2,168	1,769	—	3,086	259	937	15,631	—	1,073,710
Disposals (3)	—	(103,781)	(4,297)	—	(9,062)	(14,110)	(5,281)	(18,215)	(758)	—	(649)	(755)	(1,789)	(1,391)	—	(160,088)
Transfers	(40,000)	—	—	40,000	—	—	73	—	—	—	—	—	(73)	—	—	—

Balance as of December 31, 2024	$495,469	3,019,268	1,153,117	252,452	111,947	68,758	42,114	52,611	25,679	22,404	19,830	10,152	31,856	27,430	13,269	5,346,356

Balance as of January 1, 2023	$560,717	2,159,617	457,612	187,204	89,674	69,550	46,145	87,092	23,019	22,443	16,828	10,039	30,156	9,377	13,269	3,782,742
Addition s (2)	—	409,887	278,152	—	18,283	18,859	1,040	6,377	2,627	—	729	692	2,638	3,813	—	743,097
Disposals (3)	—	(42,886)	(650)	—	(6,575)	(16,506)	(400)	(24,811)	(978)	(39)	(164)	(83)	(13)	—	—	(93,105)
Transfers	(25,248)	—	—	25,248	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2023	$535,469	2,526,618	735,114	212,452	101,382	71,903	46,785	68,658	24,668	22,404	17,393	10,648	32,781	13,190	13,269	4,432,734

Depreciation
Balance as of January 1, 2025	$176,253	1,004,626	572,036	152,397	50,600	28,336	35,625	36,080	21,075	14,088	11,668	8,084	28,930	—	—	2,139,798
Depreciation for the year	15,857	435,806	212,458	7,464	5,270	12,198	2,060	5,752	1,867	517	1,501	804	1,578	—	—	703,132
Disposals (3)	—	(110,687)	(319,116)	—	(2,796)	(3,409)	(750)	(1,279)	(10)	—	(260)	(513)	(55)	—	—	(438,875)
Transfers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2025	$192,110	1,329,745	465,378	159,861	53,074	37,125	36,935	40,553	22,932	14,605	12,909	8,375	30,453	—	—	2,404,055

Balance as of January 1, 2024	$179,743	717,761	380,940	113,998	46,406	37,149	38,491	49,339	20,435	13,571	10,826	8,238	28,242	—	—	1,645,139
Depreciation for the year	17,150	381,818	194,080	17,759	5,514	5,286	2,389	4,956	1,346	517	1,385	591	1,717	—	—	634,508
Disposals (3)	—	(94,953)	(2,984)	—	(1,320)	(14,099)	(5,272)	(18,215)	(706)	—	(543)	(745)	(1,012)	—	—	(139,849)
Transfers	(20,640)	—	—	20,640	—	—	17	—	—	—	—	—	(17)	—	—	—

Balance as of December 31, 2024	176,253	1,004,626	572,036	152,397	50,600	28,336	35,625	36,080	21,075	14,088	11,668	8,084	28,930	—	—	2,139,798

Balance as of January 1, 2023	$176,650	379,721	226,927	92,041	43,424	41,984	36,489	66,148	18,942	13,095	9,872	7,563	26,480	—	—	1,139,336
Depreciation for the year	19,523	353,623	154,216	5,527	4,607	6,066	2,383	6,764	1,131	515	1,106	746	1,775	—	—	557,982
Disposals (3)	—	(15,583)	(203)	—	(1,625)	(10,901)	(381)	(23,573)	362	(39)	(152)	(71)	(13)	—	—	(52,179)
Transfers	(16,430)	—	—	16,430	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2023	$179,743	717,761	380,940	113,998	46,406	37,149	38,491	49,339	20,435	13,571	10,826	8,238	28,242	—	—	1,645,139

Carrying amounts
As of December 31, 2025	303,359	2,415,138	645,514	92,591	69,143	45,713	6,899	25,153	4,079	7,799	7,722	3,634	2,887	31,146	13,269	3,674,046

As of December 31, 2024	319,216	2,014,642	581,081	100,055	61,347	40,422	6,489	16,531	4,604	8,316	8,162	2,068	2,926	27,430	13,269	3,206,558

As of December 31, 2023	355,726	1,808,857	354,174	98,454	54,976	34,754	8,294	19,319	4,233	8,833	6,567	2,410	4,539	13,190	13,269	2,787,595

(1)	Total right-of-use net carrying amount or $2,718,497, $2,333,858, and $2,164,583 in Dec e mber 3 1, 2 025, 2024 and 2023 resp ect ively.
(2)	Cash used in additions of property and equipment during 2025, 2024 and 2023 are $334,496, $422,837 and $333,208 respectively.
(3)	Cash proceeds from the sale of property and equipment during 2025, 2024 and 2023 are $33,552, $2,796 and $159 respectively.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(4)
Lease agreements for the land on which the maintenance facilities and other buildings are located establish that such facilities will be transferred to the Federal Government upon termination of the lease agreements without any consideration to the Group. The most important agreements expire between 2028 and 2033.

Finance leases-
Finance leases in 2025 include two Boeing
B787-8
airplanes (same number in 2024 and 2023), with last maturing in 2029; six Boeing B737 NG airplanes (same number in 2024 and eight in 2023), the last of which will mature in 2027, and one flight simulator for the Boeing
B-737
MAX maturing in 2029 (same number in 2024 and 2023).
The equipment leased under finance leases, secures the lease obligations. As of December 31, 2025, the net carrying amount of leased equipment was $303,359 (2024: $319,216 and 2023: $355,726).
Property and equipment under construction-
As of December 31, 2025, 2024 and 2023, the estimated costs to conclude projects and work in progress amount to $30,615, $26,030 and $11,340, respectively.
Impairment loss and subsequent reversal
As of December 31, 2025, 2024 and 2023, there are no losses from impairment in the value of these assets, evaluated in accordance with provisions of IAS 36
Impairment of Assets
.

(16)	Leases-
See accounting policy in Note 3(f).
Leases as lessee -
The Group leases flight equipment and properties. The leases typically run for a period of 2 to 12 years, with an option to renew the lease after that date. For certain leases, the Group is restricted from entering into any sub-lease arrangements.
Flight equipment and property leases were entered into years ago as combined leases of flight equipment and properties.
The Group leases flight equipment under a number of lease arrangements, which were classified as leases under IAS 17 (see Note 15).
The Group leases IT equipment with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognize right-of-use assets and lease liabilities for these leases.
Information about leases for which the Group is a lessee is presented on the next page.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

i.	Right-of-use assets-
Right-of-use net assets for $2,718,497, $2,333,858 and $2,164,583 in December 31, 2025, 2024 and 2023, respectively related to leased property and flight equipment that do not meet the definition of investment property are presented as property and equipment (see Note 15).

ii.	Amounts recognized in profit or loss-
Total rental expenses related to short-term leases or
low-value
assets (including also Power by the Hour (“PBH”) leases for flight equipment effective in 2024 and 2023) during the years ended December 31, 2025, 2024 and 2023, are as follows:

	2025	2024	2023
Aircraft leasing	$17,708	16,236	23,779
Real estate	9,105	6,263	6,424

	$26,813	22,499	30,203

iii.	Leases conditions-
Main leases are as follows:

(a)	In 2025, the Group maintained in total 164 aircraft and 36 engines (2024: 149 aircraft and 39 engines and 2023: 149 aircraft and 40 engines) with different terms, with the last expiring in 2037.
During 2025, 2024 and 2023, the Group renewed certain lease agreements, extending their original maturity dates, which are presented as a liability at the end of those years (see Note 32).
The aforementioned agreements are partially guaranteed by security cash deposits. In addition, the most significant obligations assumed under this modality are listed as follows:

•	Maintain all records, licenses and required authorizations by aviation authorities throughout the term of the lease agreement, by making the related payments.

•	Provide maintenance to the leased equipment in accordance with the respective maintenance program.

•	Insure the equipment in accordance with the amounts and risks established in each agreement.

•	Provide certain financial information to the lessor.

•	Comply with technical conditions for returning the aircraft.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(b)	The Group entered into leasing contracts for airport facilities, a portion of which are in the process of being renewed.

(c)	Cash payments of principal of leases amounted to $365,602, $346,539 and $302,859 in 2025, 2024 and 2023, respectively.

(17)	Intangible assets and goodwill-

		Fiduciary Rights (1)	Partners’ Contracts and Customer Relationships (2)		Trademark
	Software	Indefinite Life	Indefinite Life	Finite Life	Indefinite Life	Goodwill	Total
Cost
Balance as of January 1, 2025	$90,360	63,280	375,512	47,294	61,895	503,573	1,141,914
Additions	41,262	—	—	—	—	—	41,262
Disposals	(96)	—	—	—	—	—	(96)

Balance as of December 31, 2025	$131,526	63,280	375,512	47,294	61,895	503,573	1,183,080

Balance as of January 1, 2024	$86,594	63,280	375,512	47,294	61,895	503,573	1,138,148
Additions	29,078	—	—	—	—	—	29,078
Disposals	(25,312)	—	—	—	—	—	(25,312)

Balance as of December 31, 2024	$90,360	63,280	375,512	47,294	61,895	503,573	1,141,914

Balance as of January 1, 2023	$53,548	63,280	375,512	47,294	61,895	503,573	1,105,102
Additions	33,237	—	—	—	—	—	33,237
Disposals	(191)	—	—	—	—	—	(191)

Balance as of December 31, 2023	$86,594	63,280	375,512	47,294	61,895	503,573	1,138,148

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

		Fiduciary Rights (1)	Partners’ Contracts and Customer Relationships (2)		Trademark
	Software	Indefinite Life	Indefinite Life	Finite Life	Indefinite Life	Goodwill	Total
Amortization
Balance as of January 1, 2025	$12,220	—	—	32,060	—	—	44,280
Amortization for the year	14,334	—	—	12,823	—	—	27,157
Disposals	(96)	—	—	—	—	—	(96)

Balance as of December 31, 2025	$26,458	—	—	44,883	—	—	71,341

Balance as of January 1, 2024	$29,808	—	—	19,236	—	—	49,044
Amortization for the year	7,724	—	—	12,824	—	—	20,548
Disposals	(25,312)	—	—	—	—	—	(25,312)

Balance as of December 31, 2024	$12,220	—	—	32,060	—	—	44,280

Balance as of January 1, 2023	$21,025	—	—	6,412	—	—	27,437
Amortization for the year	8,974	—	—	12,824	—	—	21,798
Disposals	(191)	—	—	—	—	—	(191)

Balance as of December 31, 2023	$29,808	—	—	19,236	—	—	49,044

Impairment
Balance as of January 1, 2025	$—	17,280	—	—	—	—	17,280
Impairment (reversal) for the year (3)	—	(3,700)	—	—	—	—	(3,700)

Balance as of December 31, 2025	$—	13,580	—	—	—	—	13,580

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

		Fiduciary Rights (1)	Partners’ Contracts and Customer Relationships (2)		Trademark
	Software	Indefinite Life	Indefinite Life	Finite Life	Indefinite Life	Goodwill	Total
Balance as of January 1, 2024	$—	17,280	—	—	—	—	17,280
Impairment for the year	—	—	—	—	—	—	—

Balance as of December 31, 2024	$—	17,280	—	—	—	—	17,280

Balance as of January 1, 2023	$—	13,853	—	—	—	—	13,853
Impairment for the year (3)	—	3,427	—	—	—	—	3,427

Balance as of December 31, 2023	—	17,280	—	—	—	—	17,280

Carrying amounts
As of December 31, 2025	$105,068	49,700	375,512	2,411	61,895	503,573	1,098,159

As of December 31, 2024	$78,140	46,000	375,512	15,234	61,895	503,573	1,080,354

As of December 31, 2023	$56,786	46,000	375,512	28,058	61,895	503,573	1,071,824

(1)
Corresponds to the rights received for the former Group’s corporate office building located in Mexico City, contributed to a trust, in a manner that it can be considered in the development of a new property, whereby other trustees will provide the necessary constructions to the development of the project called “Aeroméxico Tower”, in which the Group will own 9,000 square meters of future space.

(2)	Includes contracts with third parties attached to our Aeroméxico Rewards frequent flyer program, including the program member base.
(3)
For the years ended December 31, 2025 and 2023, the Group recognized $(3,700) and $3,427 (reversal) / losses for impairment, respectively, related to an (increase) / decline in the fair value of corporate office buildings.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(18)	Investments in equity accounted investees-
Investment in equity accounted investees as of December 31, 2025, 2024 and 2023, are comprised as follows:

	2025	2024	2023
Interest in joint ventures	$—	16,978	27,120

(a)	Joint Ventures–
The Group classifies all interest in joint arrangements as joint ventures, as the Group has rights only to the net assets of such arrangements.
The Group has the following joint arrangements:

i.	Joint venture with Delta-
Grupo Aeroméxico and Delta established a Joint Venture AM DL MRO JV, S. A. P. I de C. V. (“MRO”) to render maintenance, repair and major overhaul of aircraft services in Queretaro, Mexico. MRO offered the aforementioned services to Grupo Aeroméxico, Delta and other third party airlines.
On November 30, 2022 the MRO ceased its major maintenance operations transferring personnel and most of its assets to a third party during December 2022 and first quarter of 2023. Beginning December 1, 2022 the MRO leased its assets to third parties.
On December 30, 2025 Grupo Aeroméxico and Delta executed a share purchase agreement where both companies agreed to sell 100% of the shares representing the capital stock of MRO to a third party.
The share of gain on the equity-accounted investees line in the consolidated statement of profit or loss for the year ended December 31, 2025 of $77,188, includes $71,054 regarding the selling transaction of the Group’s
50
% equity interest in MRO. The Group recognized $6,134 as a share of profit on the 2025 MRO’s results until November 2025.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The following summarizes financial information to the carrying amount of the Group’s interest in MRO as of December 31 2024 and 2023:

	2024	2023
Percentage ownership interest	50%	50%

Current assets	$46,421	79,220
Non-current assets	18,536	16,723
Current liabilities	(1,564)	—
Non-current liabilities	(29,436)	(41,703)

Net assets (100%)	$33,957	54,240

Carrying amount of interest in joint venture	$16,978	27,120

Revenues	$12,908	16,456
Operating expenses	2,320	5,393

Profit (100%)	10,588	11,063

Group’s share of profit	5,294	5,532
Additional share of profit from prior years	564	(8,593)

Group’s share of profit	$5,858	(3,061)

(19)	Income tax (“IT”)-
The IT law imposes an IT rate of 30%.
The total income tax expense (benefit) for the years ended December 31, 2025, 2024 and 2023, is as follows:

	2025	2024	2023
Current tax expense	$37,531	57,885	41,217
Deferred tax expense (benefit)	24,562	21,846	(26,906)

Total income tax expense	$62,093	79,731	14,311

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(a)	Reconciliation of effective tax rate:

	2025		2024		2023
	%	$	%	$	%	$
Income for the year		351,861		617,486		273,368
Total income tax expense	15%	62,093	11%	79,731	5%	14,311
Income, excluding income tax		413,954		697,217		287,679
Income tax using the Group’s domestic tax rate	30%	124,186	30%	209,165	30%	86,304
Equity in the results of associated companies not subject to taxation	(6%)	(23,156)	—%	(1,757)	—%	918
Non-deductible expenses	10%	39,212	6%	42,712	7%	21,167
Tax effects of inflation	(3%)	(14,784)	(4%)	(24,478)	(7%)	(21,709)
De-recognition (recognition) of deferred tax assets (previously reserved / recognized) (1)	1%	5,684	(21%)	(144,952)	8%	21,754
Effects of movements in taxable foreign exchange rates	(17%)	(70,634)	10%	71,251	(27%)	(77,433)
Others, mainly differences in functional currency translation variance	—%	1,585	(10%)	(72,210)	(6%)	(16,690)

	15%	62,093	11%	79,731	5%	14,311

(1)
This effect relates to the recognition /
de-recognition
of net operating losses (“NOL’ss”) that were previously reserved / recognized since the Group deemed that such NOL’s might not be currently recoverable.

Various jurisdictions have implemented, or are in the process of implementing, Pillar Two tax legislation based on the framework published by the Organization for Economic
Co-operation
and Development (“OECD”). Pillar Two tax laws were enacted in certain jurisdictions in which the Group operated in 2025 and some of the mechanisms to implement the tax laws became effective in 2025. The Group has evaluated the effects of the Pillar Two rules, and concluded there are not significant impacts on the Group’s consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(20)	Deferred tax assets and liabilities-

(a)	Recognized deferred tax assets and liabilities-
The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities, as of December 31, 2025, 2024 and 2023, are presented as follows:

	2025	2024	2023
Deferred tax assets:
Allowance for doubtful accounts	$—	215	—
Accruals	104,949	135,561	126,810
Air traffic liability	5,927	11,353	96,832
Lease liabilities	780,867	593,273	499,655
Net operating losses carry forwards	44,481	99,042	19,924
Advances from customers	202,285	182,731	179,132
Employee benefits	64,441	51,881	59,633
Other provisions (mainly leased aircraft returns)	134,888	81,769	132,353

Deferred tax assets	1,337,838	1,155,825	1,114,339

Deferred tax liabilities:
Inventories	53,748	39,444	37,266
Property and equipment, including right-of-use	798,596	669,164	557,793
Prepaid expenses	11,581	10,755	11,094
Amortizable expenses	199,314	171,620	127,750
Others	129,664	124,212	166,553

Deferred tax liabilities	1,192,903	1,015,195	900,456

Net deferred tax assets, recorded in the statements of financial position	$144,935	140,630	213,883

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

In assessing the recoverability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies past in making this assessment.
As of December 31, 2025, gross operating tax loss carry forwards expire (ten years) are as shown below:

Year	Adjusted for tax inflation through December 31, 2025
2026	$12,655
2027	98,604
2028	214,823
2029	233,372
2030	469,243
2031	143,166
2032	894,446

Tax losses carryforwards and other assets, unrecognized deferred tax assets-
Deferred tax assets have not been recognized in respect of the following tax losses carryforwards and other assets because it is not probable that future taxable profit will be available against which certain subsidiaries of the Group can use the benefits therefrom:

	2025		2024		2023
	Gross	Tax Effect	Gross	Tax Effect	Gross	Tax Effect
Tax losses	$1,918,040	575,412	1,841,455	552,437	2,816,651	844,995
Other assets	255,243	76,573	514,743	154,423	514,743	154,423

	$2,173,283	651,985	2,356,198	706,860	3,331,394	999,418

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(b)	Movement in temporary differences during the year-

	January 1, 2025	Recognized in income	Recognized in equity	Foreign exchange variance	December 31, 2025
Property and equipment (includes right-of-use)	$(669,164)	(129,432)	—	—	(798,596)
Intangible assets	(283,053)	(33,126)	—	—	(316,179)
Inventories	(39,444)	(14,304)	—	—	(53,748)
Air traffic liability	11,353	(5,426)	—	—	5,927
Lease liabilities	593,273	187,594	—	—	780,867
Provisions	51,881	12,560	—	—	64,441
Other items (including tax loss carry- forwards)	475,784	(42,428)	11,259	17,608	462,223

	$140,630	(24,562)	11,259	17,608	144,935

	January 1, 2024	Recognized in income	Recognized in equity	Foreign exchange variance	December 31, 2024
Property and equipment (includes right-of-use)	$(557,793)	(111,371)	—	—	(669,164)
Intangible assets	(259,635)	(23,418)	—	—	(283,053)
Inventories	(37,266)	(2,178)	—	—	(39,444)
Air traffic liability	96,832	(85,479)	—	—	11,353
Lease liabilities	499,655	93,618	—	—	593,273
Provisions	59,633	(7,752)	—	—	51,881
Other items (including tax loss carry- forwards)	412,457	114,734	(1,699)	(49,708)	475,784

	$213,883	(21,846)	(1,699)	(49,708)	140,630

	January 1, 2023	Recognized in income	Recognized in equity	December 31, 2023
Property and equipment (includes right of-use)	$(556,061)	(1,732)	—	(557,793)
Intangible assets	(218,946)	(40,689)	—	(259,635)
Inventories	(32,653)	(4,613)	—	(37,266)
Air traffic liability	150,475	(53,643)	—	96,832
Lease liabilities	475,139	24,516	—	499,655
Provisions	41,730	17,903	—	59,633
Other items (including tax loss carry-forwards)	325,686	85,164	1,607	412,457

	$185,370	26,906	1,607	213,883

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(21)	Loans and borrowings, including leases-
The features of the loans and borrowings, including leases comprising this caption and guarantees as of December 31, 2025, 2024 and 2023, are described as shown below:

Description	Currency	Nominal interest rate	Year of maturity	2025	2024	2023
Loan secured by the collection of credit card sales in the United States of America (“USA”) (2)	US	SOFR rate plus 325 basis points	2024	$—	$—	$63,076
Senior Trust Bonds (“CEBURES”) issued in Mexico, securitized by the collection of credit card sales in Mexico (3)	Ps.	TIIE rate plus 168 basis points (TIIE rate plus 138 to 168 basis points in 2023)	2025	—	52,558	143,930
Loans secured by the Ex-Im Bank in the USA	US	Fixed annual rate of 2.33%	2024	—	—	2,102
Singapore market listed and secured notes (formerly Chapter 11 Exit Financing) (1) (4)	US	Fixed annual rate of 8.5%	2027	—	—	662,530
Senior Secured Notes AEROMX 29 (1) (4)	US	Fixed annual rate of 8.25%	2029	500,000	500,000	—
Senior Secured Notes AEROMX31 (1) (4)	US	Fixed annual rate of 8.625%	2031	610,000	610,000	—
Total Loans				1,110,000	1,162,558	871,638
Financial leasing of flight and other equipments, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate of 2.33%	2029	55,192	71,353	87,143
Financial leasing of flight and other equipments, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate of 2.54%	2027	13,984	24,857	35,458

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Description	Currency	Nominal interest rate	Year of maturity	2025	2024	2023
Financial leasing of flight and other equipments, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate of 1.37%	2026	2,811	11,214	19,503
Finance leases of flight equipment	US	Fixed annual rates between 3.16% to 3.57%	2024	—	—	1,547
Financial lease of flight simulator	US	Fixed annual rate of 6.88%	2029	5,000	6,051	7,032
Total Financial Leasing				76,987	113,475	150,683
Lease Liabilities (IFRS 16)				2,879,155	2,438,437	2,216,859
Total Lease Liabilities				2,956,142	2,551,912	2,367,542
Total Loans and Borrowings, including Leases				4,066,142	3,714,470	3,239,180
Total Borrowing Costs				(11,115)	(13,557)	(4,874)
Total Net Loans and Borrowings, including Leases				4,055,027	3,700,913	3,234,306
Less current installments of financial debt				(31,628)	(89,046)	(183,572)
Less current installments of leases				(418,907)	(359,251)	(339,587)
Net current installments of Loans and Borrowings, including Leases				(450,535)	(448,297)	(523,159)
Non-current debt				3,615,607	3,266,173	2,716,021
Borrowing Costs				(11,115)	(13,557)	(4,874)
Net non-current Loans and Borrowings, including Leases				$3,604,492	$3,252,616	$2,711,147

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(1)
Some of the contracts establish certain commitments for the Group, including: to comply with affirmative and negative covenants; to provide certain financial information and reports of fleet variances; to comply with conditions and terms agreed upon with third parties, mainly as concerns to payment of documented commitments; as well as restrictions for the Group for selling or transferring all or a significant portion of assets.

As of December 31, 2025, the Group is in compliance with its covenants.

(2)	This loan establishes a financial covenant related to collections coverage ratio which represented the payment guarantee.

(3)	At December 2023, the Group contracted interest rate Swaps, allowing to pay fixed rate (see Note 28).

(4)
In November 2024, Grupo Aeroméxico concluded the offering of debt instruments in the form of Senior Secured Notes (guaranteed by Aeroméxico, Aerolitoral, PLM and Aerovías Empresa de Cargo, S.A. de C.V.) of $500 million due 2029 with a coupon of 8.250% and $610 million due 2031 with a coupon of 8.625% (together the “Notes”). The proceeds from the offering of the Notes were used to redeem in full the senior secured notes due 2027 previously issued by Grupo Aeroméxico, with an aggregate principal amount outstanding of $662.5 million, and the remainder for general corporate purposes. The Notes were offered in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States to
non-U.S.
persons pursuant to Regulation S under the Securities Act.

In August 2024, Aeroméxico signed a $200 million syndicated revolving loan agreement guaranteed by Grupo Aeroméxico and Aerolitoral, with SOFR rate plus 285 basis points and a three-year timeframe. As of December 31, 2025, the Group has not utilized this credit facility.
Likewise, there are obligations in some contracts to notify of changes of shareholders and any adverse modification of the financial situation. Furthermore, some contracts foresee the possibility of an early termination and describe circumstances to obtain temporary waivers.
All the loans had installments throughout the year. As of December 31, 2025, future maturities of loans and borrowings, net of borrowing costs are as shown in the next page.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Year	Loans (a)	Financial leasing	Leases	Total
Current - 2026	$—	31,628	418,907	450,535

Non-current:
2027	—	20,966	405,463	426,429
2028	—	18,617	394,138	412,755
2029	489,616	5,776	336,726	832,118
2030	—	—	309,693	309,693
2031 and thereafter	609,269	—	1,014,228	1,623,497

Total non-current	1,098,885	45,359	2,460,248	3,604,492

Total loans and borrowings	$1,098,885	76,987	2,879,155	4,055,027

(a)	Loans are presented net of borrowing costs of $11,115.
Reconciliation of movements of liabilities to cash flows arising from financing activities-

	Loans and borrowings	Lease liabilities	Total
Balance as of January 1, 2025	$1,262,476	2,438,437	3,700,913

Proceeds for loans and borrowings	64,603	—	64,603
Repayments of borrowings	(156,182)	(365,602)	(521,784)

Total changes from financing cash flows	(91,579)	(365,602)	(457,181)
Effects of movements in foreign exchange rates	2,790	—	2,790
Other changes –
New leases	—	806,321	806,321
Interest expense	99,973	228,526	328,499
Other finance costs accrued	3,216	—	3,216
Interest and other finance costs paid	(102,459)	(225,616)	(328,075)
Other interest reversed, net	1,455	(2,911)	(1,456)

Balance as of December 31, 2025	$1,175,872	2,879,155	4,055,027

There are established conditions to finance the renewal of the Company’s fleet (see Note 32).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(22)	Employee benefits-
The Group has defined pension and retirement plans covering some of its employees. The benefits of such plans are calculated based on salary levels, years of service, mortality and expected future salary increase. The Group periodically makes contributions to trust funds based on actuarial calculations to finance part of the cost of these plans. The trust funds are mainly invested in fixed-income securities. Actuarial calculations for these plans result in accumulated benefit obligations in excess of the plan assets.
Seniority premiums are provided to all employees under the Mexican Labor Law. The Law provides that seniority premiums are payable, based on salary and years of service, to employees who resign or are terminated after at least fifteen years of service. Under the Law, benefits are also payable to employees who are dismissed. The Group has not funded its seniority premium obligation, which amounts to $35,338, $24,775 and $21,924 as of December 31, 2025, 2024 and 2023, respectively, included in the total employee benefits balances as of the same dates.

(a)	Composition of plan assets-

	2025	2024	2023
Equity securities	$61	49	52
Government bonds	956	766	844

	$1,017	815	896

(b)	Movements in the present value of the defined benefit-

	2025	2024	2023
Defined benefit obligations as of January 1	$209,913	236,737	186,081
Benefits paid by the plan	(11,819)	(12,661)	(7,753)
Current service costs	8,353	11,676	7,555
Interest cost	22,009	18,994	18,061
Personnel transfer cost (1)	108	57	331
Foreign exchange variance	27,738	(39,292)	27,028
Other, including curtailment gain and seniority premium adjustment	97	67	76

	256,399	215,578	231,379
Remeasurement of defined benefit liability losses/(gains) recognized in other comprehensive income:
Financial assumptions	19,317	(15,168)	6,477
Demographic assumptions	(4,233)	9,177	777
Experience adjustments	3,584	326	(1,896)

Defined benefit obligations as of December 31	$275,067	209,913	236,737

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The Group expects to pay $9,411 in contributions to its defined benefit plans in 2026.

(1)	For the years ended December 31, 2025, 2024 and 2023, the Group recognized $1,147, $38 and $769 respectively, additional prior years cost for personnel transfers through retained earnings.

(c)	Movement in the present value of plan assets-

	2025	2024	2023
Fair value of plan assets as of January 1	$815	896	681
Actual return on plan assets	61	69	215
Foreign exchange variance	141	(150)	—

Fair value of plan assets as of December 31	$1,017	815	896

(d)	Remeasurement of defined benefit liability gains and (losses) recognized in other comprehensive income-

	2025	2024	2023
Cumulative amount as of January 1	$24,255	18,500	23,359
Personnel transfer cost	1,147	38	769
Recognized during the year	(18,668)	5,665	(5,358)
Effects of movements in foreign exchange rates	(4)	52	(270)

Cumulative amount as of December 31 (1)	$6,730	24,255	18,500

(1)	The effect in other comprehensive income is presented net of tax.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(e)	Actuarial assumptions-
Significant assumptions used in determining the net period cost of the plans are as follows:

	2025	2024	2023
Expected rate of return on plan assets	9.34%	10.64%	9.00%
Discount rate	9.34%	10.64%	9.00%
Rate of compensation increase	4.54%	4.54%	4.54%
Remaining average labor life (over benefit obligations)	14 years	14 years	14 years
The assumed discount rates are derived from rates available on government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

(f)	Sensitivity analysis-
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant would have affected the defined benefit obligation by the accounts shown below as of December 31, 2025:

	Increase	Decrease
Discount rate (0.5% movement)	$(6,967)	7,256

Rate of compensation (0.5% movement)	$(6,251)	6,780

(23)	Share-based payment arrangements-

A.	Description of share-based payment arrangements
As of December 31, 2025, the Group had the following share-based payment arrangements.

i.	Restricted shares programs-
On December 22, 2022, the Group granted restricted shares to certain key management personnel and senior employees subject to certain service and non-market
performance conditions with vesting periods from 6 months to 3 years.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

On February 28, 2023, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service conditions with vesting periods up to 4 years.
On August 27, 2024, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service conditions with vesting periods up to 3 years.
On April 1, 2025, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service conditions with vesting periods up to 3 years.
The key terms and conditions related to the grants under these programs as of December 31, 2025 are as follows (all number of shares are presented after the split which took place in 2025 - see Note 26(a)); all awards are to be settled by the physical delivery of shares.

Grant date / employees entitled	Number of shares	Vesting conditions
Shares granted to key management personnel and senior employees-
December 22, 2022	9,090,900	6 months to 3 years’ service from grant date.
December 22, 2022	27,217,900	2-3 years’ service from grant date, subject to the achievement of certain non-market performance goals.
February 28, 2023	3,548,500	6 months to 4 years’ service from grant date.
August 27, 2024	2,001,100	6 months to 3 years’ service from grant date.
April 1, 2025	1,260,400	1-3 years’ service from grant date.
	(40,316,350)	Accumulated number of exercised or forfeited restricted shares.
Total restricted shares	2,802,450

B.	Measurement of fair values –
The fair value of the above-mentioned restricted shares at grant date amounts in the range of Ps.18.48 to Ps.40.45 pesos per share. The shares have been deposited and are part of a Mexican Trust.

C.	Reconciliation of outstanding restricted shares –
The number of outstanding restricted shares under the program are shown in the next page.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

	2025
	Number of shares	Ps. weighted fair value per share at grant date
Outstanding at January 1	19,203,060	19.83
Granted during the year	1,260,400	40.45
Exercised during the year	(17,567,900)	19.14
Forfeited during the year	(93,110)	18.48

Outstanding at December 31	2,802,450	33.47

	2024
	Number of shares	Ps. weighted fair value per share at grant date
Outstanding at January 1	34,902,080	18.48
Granted during the year	2,001,100	34.18
Exercised during the year	(17,455,660)	18.80
Forfeited during the year	(244,460)	18.48

Outstanding at December 31	19,203,060	19.83

	2023
	Number of shares	Ps. weighted fair value per share at grant date
Outstanding at January 1	22,699,850	18.48
Increase due the change in estimate	13,608,950	18.48
Granted during the year	3,548,500	18.48
Exercised during the year	(3,455,020)	18.48
Forfeited during the year	(1,500,200)	18.48

Outstanding at December 31	34,902,080	18.48

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

In addition to the stocks exercised in these programs during the year ended December 31, 2025, the Group granted 338,750 shares to certain Board members (2024: 388,560 shares and in 2023: 802,890 shares).

D.	Expense recognized in profit or loss–
During 2025, the expense recognized in profit or loss amounts to $7,373 (2024: $16,655 and 2023: $19,304).

(24)	Provisions-

	Leased aircraft returns (1)	Litigations	Contingent consideration (a)	Total
Balance as of January 1, 2025	$310,085	14,175	—	324,260
Additions (reversal)	77,389	(1,605)	—	75,784
Utilization	(8,222)	(3,547)	—	(11,769)

	379,252	9,023	—	388,275
Less non-current portion	(331,652)	—	—	(331,652)

Current balance as of December 31, 2025	$47,600	9,023	—	56,623

Balance as of January 1, 2024	$270,989	9,751	24,000	304,740
Additions	95,092	6,149	59	101,300
Utilization	(55,996)	(1,725)	(24,059)	(81,780)

	310,085	14,175	—	324,260
Less non-current portion	(207,093)	—	—	(207,093)

Current balance as of December 31, 2024	$102,992	14,175	—	117,167

Balance as of January 1, 2023	$235,728	7,075	24,000	266,803
Additions	50,000	3,090	—	53,090
Utilization	(14,739)	(414)	—	(15,153)

	270,989	9,751	24,000	304,740
Less non-current portion	(218,890)	—	—	(218,890)

Current balance as of December 31, 2023	$52,099	9,751	24,000	85,850

(a)	Corresponds to certain performance provisions regarding PLM acquisition in 2022.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(1)
We expect the economic outflow of the current portion of our leased aircraft return provision over the next 12 months based on our fleet plan. On a yearly basis the fleet plan is revised and new return terms might be negotiated with lessors which affect the classification of short and long term balance.

(25)	Trade and accounts payables-
Group trade and accounts payables are as follows:

	2025	2024	2023
Suppliers	$1,404,352	1,355,243	1,262,092
Other taxes	278,053	274,901	244,680
Salaries and benefits payable	28,534	22,091	26,814

Total	$1,710,939	1,652,235	1,533,586

(26)	Stockholders’ equity-

(a)	Structure of capital stock-
As of December 31, 2022, the Company´s outstanding capital stock was represented by 136,423,959 ordinary shares, nominative, with no par value, out of which 5,000 shares represented the fixed portion and 136,418,959 shares represented the variable portion.
On July 14, 2023 the Company acquired, via an irrevocable management trust (the “Delisting Trust”), 243,352 shares at a purchase price per share of Ps.184.78 pesos ($2,319 in total). Said acquisition resulted in a neutral effect, since (i) such 243,352 shares acquired by the Delisting Trust were transferred to the Company and subsequently placed as treasury shares and (ii) an equivalent number of 243,352 shares were immediately subscribed and paid by a separate Mexican Trust managing the stock compensation plan of the Company, resulting in such 243,352 newly subscribed and paid shares being added into such Trust.
On December 13, 2023, the Shareholders of the Company resolved in favor of
(i)
 carrying out a capital stock decrease, without canceling shares, in favor of the shareholders for an amount of $2.00 dollars per share representing the Company’s share capital ($272,848 in total); and (ii) not cancelling the 13,642,396 treasury shares and to use them – in addition to support a Management Incentive Program (“MIP”) – in a potential primary offering of shares.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

For the year 2023, 425,791 shares were assigned to certain key management personnel (including 80,289 to certain Board members) equivalent to $4,057.
On July 25, 2024, the Shareholders of the Company resolved in favor of carrying out a capital stock decrease, without canceling shares, in favor of the shareholders for an amount of $3.00 dollars per share representing the Company’s share capital ($409,272 in total).
On July 26, 2024, the Mexican Securities Regulator (
“Comisión Nacional Bancaria y de Valores” or
“CNBV”) authorized the registration of the Company’s shares in the National Securities Registry (
“Registro Nacional de Valores”
or “RNV”). As such, the transformation of the Company into a S.A.B. de C.V. or publicly traded corporation is effective since July 26, 2024.
On November 11, 2024, the Shareholders of the Company resolved in favor of carrying out a capital stock decrease, without canceling shares, in favor of the shareholders for an amount of $3.00 dollars per share representing the Company’s share capital ($409,272 in total).
For the year 2024, 1,784,422 shares were assigned to certain key management personnel (including 38,856 to certain Board members) equivalent to $17,660.
As of December 31, 2024 and 2023, the Company´s outstanding capital stock was represented by 136,423,959 ordinary shares, nominative, with no par value, out of which 5,000 shares represented the fixed portion and 136,418,959 shares represented the variable portion.
On August 25, 2025, the Shareholders of the Company approved a
1-to-10
stock split of the Company’s authorized, issued and outstanding common shares. Following the split, the common shares remain registered, nominative and with no par value. Accordingly, the number of the authorized common shares increased from 150,066,355 (out of which 13,642,396 were treasury shares) to 1,500,663,550 (out of which 136,423,960 are treasury shares), and the numbers of the issued and outstanding and treasury common shares were each adjusted accordingly at a
1-to-10
ratio. The capital stock split did not affect the Shareholders’ proportional ownership or corporate rights.
On October 9, 2025, the Company´s Shareholders approved, at a dully convened shareholders’ meeting, the payment for a capital stock decrease, without canceling shares, of $0.15 dollars per share, representing an aggregate amount of $204.6 million, subject to certain conditions. On November 5, 2025, such conditions were satisfied, so the capital stock decrease was paid on November 6, 2025, prior to the closing of Grupo Aeroméxico’s public offering as described below.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

On November 5, 2025, Grupo Aeroméxico announced the pricing of its global offering of 11,727,325 American Depositary Shares (“ADS”) at a price of $19.00 dollars per each ADS in the United States (the “International Offering”) and 27,463,590 common shares at a price of Ps.35.34 pesos per common share in Mexico (the “Mexican Offering”, and together with the International Offering, the “Global Offering”). Each ADS represents 10 common shares of Grupo Aeroméxico.
The ADS began trading on the New York Stock Exchange (“NYSE”) and the common shares on the Bolsa Mexicana de Valores (“BMV”) on November 6, 2025, under the ticker symbol “AERO”. The Global Offering closed on November 7, 2025.
The Global Offering consists of (i) a primary offering of 7,394,409 ADS in the United States and 7,000,000 common shares in Mexico, and (ii) a secondary offering of 4,332,916 ADS in the United States and 20,463,590 common shares in Mexico, by certain shareholders of Grupo Aeroméxico (the “Selling Shareholders”). The underwriters were granted a
30-day
option to purchase up to an additional 2,171,050 ADS from the Selling Shareholders. No over-allotment option was granted in connection with the Mexican Offering. Delta, a current shareholder and Grupo Aeroméxico’s long-term strategic business partner, did not participate in the Global Offering and entered into a four-year lock-up
agreement.
In addition to the Global Offering, the Company announced a concurrent private placement of approximately $25 million in common shares at a price of $1.805 dollars per common share to PAR Investment Partners, L.P. (the “Concurrent Private Placement”). The sale of the common shares in the Concurrent Private Placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Concurrent Private Placement closed on November 7, 2025.
The gross proceeds of the primary component of the Global Offering and the Concurrent Private Placement were approximately $178.8 million, before deducting discounts and commissions of underwriters of the International Offering and the Mexican Offering. Grupo Aeroméxico intends to use a portion of the net proceeds from the primary component of the Global Offering and the Concurrent Private Placement for general corporate purposes, including payments in connection with the expansion of its fleet, investments in customer experience infrastructure, and fleet maintenance obligations.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The ADS have not been and will not be registered with the RNV maintained by the CNBV. The common shares underlying the ADS have been registered with the RNV and will be listed on the BMV. Registration of the common shares with the RNV does not imply any certification as to the investment quality of such shares, our solvency, liquidity or credit quality, or the accuracy or completeness of the information contained in the prospectus and does not ratify or validate any actions or omissions, if any, undertaken in contravention of applicable law.
For the year ended December 31, 2025, 1,790,665 shares (prior to the split) were assigned to certain key management personnel (including 33,875 to certain Board members) equivalent to $17,137.
As of December 31, 2025, the outstanding capital stock of the Company is represented by 1,459,034,090 ordinary shares, nominative, with no par value, out of which 5,000 shares represented the fixed portion and 1,459,029,090 shares represented the variable portion.

(b)	Restrictions on stockholders’ equity-
Five percent
of net income of the year must be appropriated to the statutory reserve, until it reaches one-fifth
of capital stock. As of December 31, 2025, the statutory reserve for $24,750 has not reached the required amount.
Stockholders contributions restated as provided for by the tax law, may be refunded to stockholders tax-free,
to the extent that such contributions equal or exceed stockholders’ equity.
Retained earnings and other stockholders’ equity accounts, on which no income taxes have been paid, are subject to income taxes in the event of distribution, at the rate of 30%, payable by the Company; consequently, the stockholders may only receive 70% of such amounts.

(c)	Capital management-
From time to time the Group purchased its own shares on the market; the timing of these purchases depended on market prices (see Note 3(c) last paragraph). Buy and sell decisions were made on a specific transaction basis and the Group did not have a defined share buy-back
plan.

(d)	Retained earnings-
For the year ended December 31, 2025, Grupo Aeroméxico has an equity deficit of $1,943,848 (net of statutory reserve), meaning it has lost over two-thirds
of its equity capital and, in accordance with Mexican law this may be cause for its dissolution, at the legal request of any interested party with outstanding claims.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(27)	Earnings per share-
A. Basic earnings per share
The calculation of basic EPS has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding (all number of shares are presented after the split which took place in 2025—see Note 26(a)):
i. Income attributable to ordinary shareholders

	2025	2024	2023
Income for the year, attributable to the owners of the Company	$351,861	617,439	273,334

ii. Weighted-average number of ordinary shares (basic)

	Note	2025	2024	2023
Issued ordinary shares at January 1	26	1,364,239,590	1,364,239,590	1,364,239,590
New authorized ordinary shares		94,794,500	—	243,352
Treasury shares pending subscription		—	—	(243,352)
Shares held in a Mexican Trust		(9,937,290)	(27,843,940)	(45,688,160)

Weighted-average number of ordinary shares (basic)		1,449,096,800	1,336,395,650	1,318,551,430

Basic income per share (US dollars)		$0.24	0.46	0.21

B. Diluted earnings per share
The calculation of diluted EPS has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding after adjustment to the effects of all dilutive potential ordinary shares:

	2025	2024	2023
iii. Weighted-average number of ordinary shares (diluted)
Weighted-average number of ordinary shares (basic)	1,449,096,800	1,336,395,650	1,318,551,430
Dilutive ordinary shares through a Mexican Trust	9,937,290	27,843,940	45,688,160

Weighted-average number of ordinary shares (diluted) at December 31	1,459,034,090	1,364,239,590	1,364,239,590

Diluted income per share (US dollars)	$0.24	0.45	0.20

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(28)	Financial instruments and risk management-

(a)	Overview-
The Group is exposed to different financial risks that are common in the industry and that could have an impact in the financial results. These financial risks are grouped as following:

a)	Credit risk

b)	Liquidity risk

c)	Market Risk

•	Foreign currency risk

•	Jet-fuel price fluctuations

•	Interest rate risk
The Group’s risk management program reviews periodically the exposures to the above identified risks and tries to minimize the potential adverse effects on the net margin thorough different initiatives, including a selective usage of financial derivatives instruments. The Group uses different methods to assess and manage different types of risks to which it is exposed, including sensitivity analysis and statistical analysis.
This Note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.
Grupo Aeroméxico contracts financial derivative instruments in Over the Counter (“OTC”) markets to keep the exposure at levels acceptable to the Group’s risk appetite. All financial derivative instruments in the Group’s portfolio are held for hedging purposes, although some of them and due to changes in the economic variables have not met the requirements to be considered as hedging instruments.
Risk management framework-
The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The Group´s Audit Committee oversees how Management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee. The Board of Directors reviews periodically the execution of the risk management policies approved by this board related to market risks (interest rate, foreign exchange and jet fuel fluctuations), and to credit and liquidity risks.

(b)	Credit risk-
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.
Recorded financial assets from contracts represent the maximum credit exposure.
Evaluation of the expected credit loss from individual clients is stated at January 1st, and December 31, 2025. The Group uses an allowance matrix to measure the ECLs of trade receivable from individual customers, which comprise a very large number of small balances.

i.	Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure.
The maximum exposure to credit risk at the reporting date is:

	Carrying amount
	2025	2024	2023
Cash and cash equivalents	$1,024,245	841,997	937,698
Other financial instruments, including derivatives	—	—	334
Trade and other receivables	699,946	591,475	618,212

	$1,724,191	1,433,472	1,556,244

In order to mitigate the credit risk arising from deposits in banks and investments in financial instruments, the Group only conducts business with financial instruments that have locally AAA investment grade rating. The Group also mitigates this risk by diversifying its investments in several counterparties in accordance with Board approval policy.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Trade and other receivables-
The Group’s services are provided to a large number of customers without significant concentration with any one of them.
The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The Group as many other airlines, performs its selling activities through the International Air Transport Association (“IATA”) mechanisms that regulate the financial transactions between airlines and travel agents. Also high volume of selling transactions is made through credit cards where receivables are due from financial institutions.
In addition to the above mentioned clients, the Group also has some direct sales to large corporations and governmental agencies.
The maximum exposure to credit risk for trade receivables as of December 31, 2025, 2024 and 2023, by type of customer is shown in Note 14, including recoverable taxes over which the Group has so far not experienced impairment losses.
Impairment losses-
The aging of trade receivables and the related impairment at the reporting date are shown as follows:

	2025			2024			2023
	Gross	Impairment	%	Gross	Impairment	%	Gross	Impairment	%
Not past due	$183,449	561	(0.3)	154,846	2,167	(1.4)	243,858	259	(0.1)
Past due between 0-30 days	9,768	234	(2.4)	62,848	329	(0.5)	24,807	293	(1.2)
Past due between 31-120 days	7,655	6,138	(80.2)	16,061	5,210	(32.4)	4,579	2,383	(52.0)
Past due above 120 days	7,747	7,747	(100)	4,911	4,725	(96.2)	5,033	5,033	(100)

	$208,619	14,680		238,666	12,431		278,277	7,968

*	Percentages reflect the weighted average loss rate.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2025	2024	2023
Balance as of January 1	$12,431	7,968	9,082
Impairment increase (decrease) recognized	2,249	4,463	(1,114)

Balance as of December 31	$14,680	12,431	7,968

No collaterals are held or other credit enhancements for the impaired loans.
Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off.
Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics-geographic region, age of customer relationship and type of product purchased.
Loss rates are based on actual credit loss experience over the past twelve months. Additionally, the Group applies a forward-looking approach data to a 100% impairment of delinquency from government transactions over 120 days.

(c)	Liquidity risk-
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.
We operate a global business with international operations that are subject to economic and political events beyond our control.
The Group monitors its cash flow requirements on constant basis. The Group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations (see Note 21).
i. Exposure to liquidity risk-
The following are the remaining contractual maturities of financial liabilities at the balance sheet date on December 31, 2025, 2024 and 2023. Carrying amounts are presented net of prepaid expenses and not discounted.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

December 31, 2025	Carrying amount	Contractual cash flows	2 or less months	2-12 months	1-2 years	2-5 years	5 years

Loans in USD
(Fixed rate)	$1,098,885	1,590,676	—	93,863	93,863	687,725	715,225

Financial Leasing
In USD	$76,987	80,523	9,060	28,693	21,942	20,828	—

Leases –
Liabilities	$2,879,155	3,876,710	121,482	519,544	606,754	1,441,964	1,186,966

December 31, 2024

Loans in USD
(Fixed rate)	$1,096,443	1,678,856	—	155,738	93,863	146,475	1,282,780

Financial Leasing
In USD	$113,475	119,251	9,062	29,962	33,331	42,475	4,421

CEBURES –
Securitized in Ps.	$52,558	54,906	4,768	45,747	4,391	—	—

Leases –
Liabilities	$2,438,437	3,153,249	98,579	431,986	490,239	1,203,986	928,459

December 31, 2023

Loans in USD
(SOFR – Spread)	$63,076	65,398	7,482	57,916	—	—	—

Loans in USD
(Fixed rate)	$659,758	856,193	2,471	57,383	57,738	737,184	1,417

Financial Leasing
In USD	$150,683	151,323	9,444	29,728	35,397	72,333	4,421

CEBURES –
Securitized in Ps.	$143,930	155,558	24,423	65,261	65,874	—	—

Leases –
Liabilities	$2,216,859	2,864,793	96,137	385,100	413,316	1,061,416	908,824

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(d)	Market risk-
The Group is exposed to different financial risks that could have an impact in the financial results.
i. Foreign currency risk-
Foreign exchange risk is originated when the Group performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Group. Most of the Group’s exposure is associated to fluctuations in other currencies, mainly Mexican pesos. Considering our methodology for translating monetary assets and liabilities denominated in foreign currencies to our functional currency, in 2025, 2024 and 2023, approximately 40%, 40% and 36% of the Group’s expenses and 5%, 4% and 2%, of its revenues, respectively, are denominated to other currencies. Regarding our passenger revenues, we record the air traffic liability by translating to our functional currency the tickets sold at the different foreign exchange rates at the dates of the original ticket sale.
Currency risk
A summary of the quantitative currency risk for the Group, which was informed to its Management is as follows:

	2025	2024	2023
Monetary assets	$1,209,164	1,096,036	1,020,451
Monetary liabilities	(1,655,572)	(1,474,696)	(999,418)

Net currency risk in the statement of financial position	$(446,408)	(378,660)	21,033

The following significant exchange rates with respect to the US Dollar were applied during the year:

	Average rate			Reporting date spot rate
	2025	2024	2023	2025	2024	2023
Mexican peso	19.26	18.26	17.78	17.97	20.27	16.89

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Sensitivity analysis-
A strengthening of the US Dollar, as indicated below, against the Mexican peso as of December 31, 2025, 2024 and 2023, would have affected profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

Effect
December 31, 2025
US Dollar (10% strengthening)	$40,584

December 31, 2024
US Dollar (10% strengthening)	$34,423

December 31, 2023
US Dollar (10% strengthening)	$(1,912)

ii.
Jet-fuel
price fluctuations-
The main market risk associated with the industry is the variation in fuel prices. The Group mitigates this risk through derivative instrument contracts, usually options and combination of options. In addition, depending on market conditions, the Group applies fare increases or fuel surcharges to airplane tickets in order to partially mitigate the impact of higher fuel prices.
Fluctuations in
jet-fuel
prices largely depend on local or worldwide economic and political conditions. Among those conditions are the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (“OPEC”), global refining capacity, stock levels of crude oil, and weather and geopolitical factors.
Our annual consumption of
Jet-fuel
and the corresponding derivatives used during the year are shown in the following table:

(Amounts in thousands of Gallons)	2025	2024	2023
Annual Consumption (Gal JF54)	460,555	462,533	433,727
Derivatives on JF54 (Gal JF54)	—	—	—
Amount Hedged (%)	—	—	—

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

A reduction in the
Jet-fuel
price positively affects the Group through a reduction in costs, while an increase has an adverse effect on the Group’s performance.
During 2025, 2024 and 2023, the Group had a consumption of 460.5, 462.5 and 433.7 million gallons of
Jet-Fuel
which bought at an average price of 2.48, 2.67 and 3.01 USD/Gal respectively. These prices include transportation and supply surcharges.
The Group has paused its fuel hedging activity to cover between 40% to 60% of its annual projected fuel consumption for the fiscal years 2025, 2024 and 2023.
Sensitivity analysis-
If the
Jet-fuel
price would have changed 50c or 75c USD/Gal upward or downward, the Group would have paid / (saved) the following amounts:

Changes in JF	0.50(+)	0.50(-)	0.75(+)	0.75(-)
Direct Purchase of JF54	230,278	(230,278)	345,426	(345,426)
Amounts in thousands USD
iii. Interest rate risk-
Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects tends to move long-term rates upward while a drop tends to be associated with periods of slow economic growth.
The Group mitigates interest risk by managing the proportion of floating and fixed rate debt. As of December 31, 2025, 2024 and 2023, 100%, 96% and 80%, respectively of the Group’s financial debt is under fixed-rate contracts.
As of December 31, 2023, the Group had interest rate Swaps in force in which the Group paid fixed rate receiving a floating rate indexed to TIIE 28 days. Through these instruments the Group made the risk management generated by the variability of flows to floating interest rate, within the Fideicomiso F/1748, whose Trustee was the Group, had outstanding at December 31, 2023, interest rate Swap type strategies for its two former series (AERMXCB 19 and AERMXCB 17). At December 31, 2025 and 2024 the Group has not any interest rate Swap instrument.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

The next table represents the position at risk for the Group as of December 31, 2025:

	Assets	Liabilities
Short Term

Investments
Investment US/Ps.	$473,587	—

Debt
US loans
Financial lease	—	31,628

	$473,587	31,628

Long Term

Debt
US loans
Fixed rate	$—	1,098,885
Financial lease	—	45,359

	$—	1,144,244

The following table represents the risk position for the Group as of December 31, 2025, 2024 and 2023, corresponding to the derivative rate financial instruments (amounts in million of Ps.):

Derivative Financial	Notional Amount
Instruments	2025	2024	2023
Fixed rate instruments
Interest rate Swaps	—	—	(530)

Variable rate instruments
Interest rate Swaps	—	—	530

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Fuel hedge instruments-
For the years ended December 31, 2025, 2024 and 2023 the Group temporarily cancelled its call spread options to cover the exposure for its fuel purchases. For more information in connection with these instruments, see Note 3(c) and point (ii)
 Jet-fuel
price fluctuations
within this Note.
Sensitivity Analysis-
Debt-
The following cash flow sensitivity analysis considers the position exposed to variable interest rates.
Banco de México’s target interest rate decrease by 300 BP in 2025, going from 10.00% 7.00%. Along the same lines, the FED decrease the rate of reference by 75 BP. In addition to the above-mentioned changes, if average annual interest rates had changed to the degree shown, the impact on results would have been the following:

	2025		2024		2023
	+50 BP	-50 BP	+50 BP	-50 BP	+50 BP	-50 BP
Loans in US
SOFR + Spread	$—	—	—	—	550	(550)

Loans in Ps.
TIIE + Spread	$—	—	407	(407)	1,052	(1,052)

Grupo Aeroméxico does not account for fixed rate liabilities at fair value through profit and loss and they are not related to any fair value hedging relationships, thus no fair value sensitivity analysis is performed.
Investments-
The Group also has exposure to movements in interest rates arising from its portfolio of interest rate sensitive assets. This risk is mitigated through the investment policy approved by the Audit Committee, where limits to long-term and fixed rate assets are stipulated.
Sensitivity for the investment portfolio is not possible to obtain based on the credit rating of the assets in its portfolio.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(e)	Fair value hierarchy-
Financial instruments carried at fair value should be presented by valuation method. Three different levels have been defined giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).
The different levels are defined as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Inputs are not based on observable market data (unobservable inputs).

(f)	Fair values versus carrying amounts-
The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position are presented in the following tables as of December 31, 2025, 2024 and 2023, including their hierarchy levels based on the business model determined by the Group. The tables do not include information of the assets and liabilities not measured at their fair value, if their carrying amounts are a reasonable approximation of their fair value.
The tables below present fair value of financial assets/liabilities at their book value in the statements of financial position as of December 31, 2025, 2024 and 2023, respectively.
Financial assets at fair value
As of December 31, 2023

	Note	Other interest rate swaps
Book value:
Fair value for trading instruments	11	$334

Fair value:
Level 1		$—
Level 2		334
Level 3		—

Total		$334

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Loans and borrowings not carried out at fair value
As of December 31, 2025

	Note	Loans in US (Fixed rate)	Financial leasing of flight equipment in US
Book value:
Loans and borrowings	21	$1,098,885	76,987

Fair value:
Level 1		—	—
Level 2		934,964	73,623
Level 3		—	—

Total		$934,964	73,623

Loans and borrowings not carried out at fair value
As of December 31, 2024

	Note	Loans in Ps. (TIIE - Spread)	Loans in US (Fixed rate)	Financial leasing of flight equipment in US
Book value:
Loans and borrowings	21	$52,558	1,096,443	113,475

Fair value:
Level 1		—	—	—
Level 2		52,996	1,389,163	111,465
Level 3		—	—	—

Total		$52,996	1,389,163	111,465

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Loans and borrowings not carried out at fair value
As of December 31, 2023

	Note	Loans in US (SOFR - Spread)	Loans in Ps. (TIIE - Spread)	Loans in US (Fixed rate)	Financial leasing of flight equipment in US
Book value:
Loans and borrowings	21	$63,076	143,930	659,758	150,683

Fair value:
Level 1		—	—	—	—
Level 2		61,748	130,674	597,059	132,575
Level 3		—	—	—	—

Total		$61,748	130,674	597,059	132,575

(g)	Measurement of fair values

i.	Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments measured at fair value in the statement of financial position, as well as the significant unobservable inputs used.
Financial instruments measured at fair value:

Type	Valuation technique
Corporate debt securities
Market comparison / discounted cash flow: The fair value is estimated considering present value calculated using discount rates derived from quoted yields of securities with similar maturity and credit rating that are traded in active markets.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

Financial instruments not measured at fair value:

Type	Valuation technique
Interest rate swaps
Swap models: The fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps as well as the collateral granted or receivable. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices.

Other financial liabilities *	Discounted cash flows: The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

*
Other financial liabilities include secured and unsecured bank loans, unsecured bond issues, convertible notes -liability component, redeemable preference shares, loans from associates and finance lease liabilities.

ii.	Transfers between Levels 1 and 2
There were no transfers between Level 2 to Level 1 (nor Level 1 to 2) in 2025, 2024 and 2023.

iii.	Level 3 fair values
The Group did not present any of the fair values of its financial instruments as Level 3 during 2025, 2024 and 2023.

(h)	Capital management-
From time to time the Group purchases its own shares on the market; the timing of these purchases depends on market prices. Buy and sell decisions are made on a specific transaction basis and the Group does not have a defined share buy-back
plan.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(29)	Other loss, net-

	2025	2024	2023
Other income:
Taxes recoveries	$4,595	3,505	934
Leases recoveries	4,085	11,960	3,634
Other	14,512	3,308	—

Total other income	23,192	18,773	4,568

Other expenses:
Labor and other contingencies (reversal)	(1,588)	6,149	1,040
Net loss from sale of property and equipment/obsolete material	3,551	5,196	4,508
Value added tax non-collectible	37,876	45,926	27,390
Joint Cooperation Agreement, net	10,000	—	—
Contingent Value Rights expense (1)	—	10,000	7,500
Other	—	—	597

Total other expenses	49,839	67,271	41,035

Other loss, net	$26,647	48,498	36,467

(1)
Consideration offered to general unsecured creditors that hold one or more claims classified in Class 3(c) and/or Class 3(d) in connection with Group’s Plan of Reorganization, under its Chapter 11 financial restructuring in 2022.

(30)	Wages, salaries and benefits-

	2025	2024	2023
Wages and salaries	$999,141	968,068	793,824
Compulsory social security contributions	140,619	104,402	94,749
Expenses related to defined benefit plans	8,353	11,676	7,555

	$1,148,113	1,084,146	896,128

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(31)	Finance income and finance costs-

	2025	2024	2023
Interest income on bank deposits and other investments	$31,637	55,465	64,180
Net foreign exchange gain	—	22,436	—
Other financial income	—	—	6,653

Finance income	31,637	77,901	70,833

Interest expense on financial liabilities	99,973	78,908	99,433
Letters of credit commissions	611	222	66
Credit card commissions (a)	109,886	107,632	98,969
Lease interest	228,526	183,949	177,520
Interest on employee obligation	22,009	18,994	18,061
Interest on leased aircraft return provision (b)	27,202	10,641	—
Derivative financial loss	—	334	1,758
Net foreign exchange loss	45,767	—	88,385
Bank fees	4,031	4,633	6,390
Interest paid to related parties	—	504	23
Other financial costs (mainly Exit Financing early termination costs in 2024)	7,787	41,556	8,367

Finance costs	545,792	447,373	498,972

Net finance cost recognized in profit and loss	$(514,155)	(369,472)	(428,139)

(a)
Represents the finance cost to collect immediately all sales transactions held through credit cards. All other credit cards commissions associated with incentive sales promotions are considered part of selling expenses.

(b)	Since 2024, the Group recognizes as part of its finance costs, the corresponding interest computed for the lease aircraft return provision.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

(32)	Contingencies and Commitments-
Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.
As of December 31, 2025, the Group has the following significant contingencies and commitments:
Contingencies:

a.
There are labor lawsuits in process for approximately $18.0 million. This amount represents the plaintiffs’ expectation, without considering backdated salaries that might be accrued in the event that the court sentences do not favor the Group. The Group has reserved an amount of $9.0 million, which is considered sufficient to cover possible outflows.

b.
On January 26, 2024, the U.S. Department of Transportation (“DOT”) issued a tentative Order to Show Cause (the “Initial Order”) to Delta and Aeroméxico, proposing to tentatively terminate the antitrust immunity (“ATI”) granted to their Joint Cooperation Agreement (“JCA”) effective October 26, 2024. Rather than evaluating potential consumer and competitive benefits of renewing the ATI and balancing them against potential harms, the Initial Order alleged that actions taken by the Mexican Government — specifically, the relocation of all-cargo
operations to the Aeropuerto Internacional Felipe Ángeles (“AIFA”) and capacity reductions at the Aeropuerto Internacional de la Ciudad de México (“AICM”) — constituted breaches of the USA –Mexico Air Transport Agreement and precluded the DOT from granting ATI to the JCA. Delta and Aeroméxico filed joint objections to the Initial Order on February 23, 2024.

On July
19
, 2025, the DOT issued a new Supplemental Order to Show Cause (the “Supplemental Order”), once again proposing to terminate the ATI granted to the JCA, this time effective October 25, 2025. The Supplemental Order reiterates the DOT’s concerns regarding the Mexican Government’s actions related to the relocation of all-cargo
operations and slot management at AICM, asserting that these measures are inconsistent with the obligations under the bilateral Air Transport Agreement and preclude the existence of a fully liberalized Open Skies environment necessary for ATI.
On September 15, 2025, the DOT issued a Final Order (the “Final Order”) terminating the ATI of the JCA, effective January 1, 2026. The Final Order directs the parties to wind down certain joint operations covered by the ATI by January 1, 2026—such as price coordination, schedule coordination, and revenue sharing—while we may still retain arm’s-length
cooperation in code sharing, frequent flyer program reciprocity and other joint marketing activities.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

On October 9, 2025, Delta and Aeroméxico jointly filed a petition for review before the United States Court of Appeals for the Eleventh Circuit in Atlanta, Georgia (the “Eleventh Circuit”), challenging September 15, 2025 DOT’s Final Order, which terminated the approval and antitrust immunity previously granted to the JCA between both airlines.
On October 10, 2025, Aeroméxico filed with the DOT a request for stay of such Final Order, seeking that the Department suspend the effectiveness of the Final Order pending completion of the judicial review process. The DOT denied the stay request on October 24, 2025. Subsequently, Delta and Aeroméxico filed a motion before the Eleventh Circuit requesting a judicial stay of the Final Order pending review. On November 3, 2025, the DOT filed its opposition to the motion, and on November 7, 2025, Aeroméxico submitted its reply to the DOT’s objections. On November 12, 2025, the Eleventh Circuit granted Delta’s and Aeroméxico’s motion to stay the Final Order pending resolution of their petition for review. As such, ATI of the JCA did not terminate on January 1, 2026, and as of the date of these financial statements remains in place. On December 29, 2025, Delta and Aeroméxico filed their opening brief before the Eleventh Circuit in connection with the judicial review of the DOT’s Final Order.
On October 28, 2025, the DOT issued additional orders in connection with its ongoing review of aviation relations between the United States and Mexico. One of these orders disapproved certain existing and proposed scheduled services of Mexican air carriers to the United States. In addition, the DOT issued a tentative order proposing to restrict the transportation of cargo on combination passenger services between Mexico City and the United States, which is subject to further administrative proceedings and would not become effective unless and until a final order is issued. On March 27, 2026, the DOT moved to expedite the appeal and requested that oral argument be scheduled at the earliest available date, and on April 1, 2026, the Eleventh Circuit granted that motion. On April 15, 2026, the Eleventh Circuit set the case for oral argument on June 23, 2026. Accordingly, there remains uncertainty as to whether, and to what extent, the JCA will be permitted to continue. The Group is currently analyzing the potential operational and financial impacts of these regulatory actions; as of the date of these consolidated financial statements, no impacts have been determined.

c.
Additionally, the Group has lawsuits and claims (filed by the Group and against it) arising during the normal course of its operations. The Group with the support of its legal advisors considers that the final result of these matters will not have a significant adverse effect on its financial position and results.

Commitments:

a.	The financial commitments related to leases and financial debt, are disclosed in Notes 15 and 21.

b.
The Group has entered into agreements for services (in addition to those expressly disclosed in this Note), materials and accessories, of which the most important are those related to fuel. The amounts are limited to those specified in the purchase orders.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

In addition the Group also has various service contracts with regard to maintenance service for its fleet.

c.	In view of the fact that the Group participates in the “Sky Team” (“alliance”), it is required to operate on the basis of the respective contract, particularly as concerns:

I.	Compliance with the alliance requirements, which include among others the accomplishment with security, service and trademark standards, access to frequent passenger rewards programs, etc;

II.	Compliance with the operating conditions to which participants are subject; participants must periodically submit accounts to the “alliance” and undergo inspection;

III.	Making proportional contributions to fund the alliance advertising budget and the annual operating budget.
The contract specifies a number of cases for early termination with no responsibility, such as insolvency and liquidation. Furthermore, the participants may be terminated in the event of noncompliance. Among the reasons for termination are the sale of assets and the Group being acquired by an airline outside the alliance. With the exception of termination by official mandate without responsibility for either of the parties, any other reasons attributable to the Group leading to withdrawal from the alliance would be subject to a conventional penalty payable by the Group equivalent to 10.5 million euros. The contract expired in June 21, 2020, and was renewed for subsequent five-year periods.

d.
In 2015, we entered into a Joint Cooperation Agreement (“JCA”) with Delta that has received antitrust immunity from U.S. and Mexican regulators. The JCA with Delta, and the antitrust immunity we have been granted by Department of Transportation (“DOT”) and Mexican regulators in connection therewith, is of strategic significance to the Group because it permits both companies to coordinate pricing, network and scheduling, among other commercial activities, on

Mexico-US

routes, ensuring that we are able to provide coherent and seamless service to our passengers.

DOT’s grant of antitrust immunity was effective as of May 5, 2017 and was limited to five years’ duration. The JCA is subject to periodic reviews by government authorities including, for example, a pending review by the DOT of a joint application by Delta and Grupo Aeroméxico to renew the DOT’s approval of, and grant of antitrust immunity to, the JCA following the expiration of the five-year term. The DOT approval and antitrust immunity grant remain in effect pending DOT action on the renewal application, for which there is no defined procedural timeline (see Contingency item b. within this same Note).
In addition, the Group has entered into shared code and frequent flyer agreements with other airlines.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries
Notes to the consolidated financial statements
(In thousands of US dollars)

e.	Fleet renewal.
The Group has the following agreements as of December 31, 2025:

(i)	During 2025, seventeen Boeing B737 MAX and one B787-9 were incorporated to the fleet.

(ii)
During the year 2025 the Group has been following on with the fleet renewal program. In 2025, the Group reconfirmed its operational lease commitments for three B737 MAX and two

B787-9

to be received in 2026.

(iii)	During the year 2025, the Group exercised extension rights of some Boeing B737-800 NG and Embraer E190.

(33)	Subsequent events-
As of April 30, 2026, the date of issuance of these consolidated financial statements, the most sig ni
ficant subsequent events in regard to the December 31, 2025 consolidated financial statements and for the year then ended are as follows:

a)
Uncertainty in fuel prices consumed by the Group. As of April 30, 2026, the price of jet-fuel reached 4.38 dollars per gallon. By December 31, 2025, it was 2.40 dollars per gallon, with an average price for the full year 2025 of 2.48 dollars per gallon.

Recent geopolitical events over the past few weeks have introduced significant global uncertainty around the future direction of fuel prices. This volatility could materially affect the Group’s jet-fuel

consumption costs in the coming months.
The international aviation industry has responded swiftly by adapting to elevated fuel prices and implementing measures to offset the additional costs. Nevertheless, given the uncertainty over how long these higher prices will persist, the Group continues to monitor market conditions closely and will continue to make appropriate adjustments as circumstances evolve.

b)	The Group has signed service agreements within the normal course of its operation.